Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 473 3122
Fax (65) 6475 7088
www.jcclgroup.com

04024092

30 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

URGENT

BY COURIER

Dear Sir /Madam

Re: Exemption No. 82-3163
Issuer: Jardine Cycle & Carriage Limited
(formerly known as Cycle & Carriage Limited)

The attached materials are being furnished to the Securities and Exchange Commission pursuant to exemption No. 82-3163 granted to Jardine Cycle & Carriage Limited (formerly known as Cycle & Carriage Limited) under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned (@ Tel: 65-64708108/Fax: 65-64757088) if you have any questions.

For and on behalf of
Jardine Cycle Carriage Limited

dlw 4/6

HO YENG TAT
Group Company Secretary

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
FILE 5 (18 November 2003 till present)

No.	Date	Description
175	18-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
176	19-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
177	20-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
178	20-Nov-03	Announcement of Malaysian associated company, Cycle & Carriage Bintang Berhad
179	21-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
180	21-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
181	24-Nov-03	Cycle & Carriage Limited to divest its interest in Audi Australia Pty Ltd
182	27-Nov-03	Extraordinary General meeeting (re: CCL Name Change)
183	03-Dec-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
184	11-Dec-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
185	15-Dec-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
186	17-Dec-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
187	17-Dec-03	Cycle & Carriage Limited's Rights Issue: Use of Proceeds
188	31-Dec-03	Change of Company's Name to Jardine Cycle & Carriage Limited
189	31-Dec-03	Changes to basis of preparation and presentation of financial statements from Y/E 31 Dec 2003
190	14-Jan-04	Changes in the composition of the Audit Committee
191	04-Feb-04	Notice of Substantial Shareholder's Interest (re: Jardine Strategic Malaysian Investments)
192	04-Feb-04	Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest (re: Jardine Matheson Group)
193	18-Feb-04	4th Quarter 2003 Report of Malaysian Associated Company
194	24-Feb-04	2003 Profit and Dividend Announcement
195	26-Feb-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
196	12-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
197	16-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
198	17-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
199	18-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
200	22-Mar-04	Notice of Change of Director's Interest
201	23-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
202	26-Mar-04	Jardine Cycle & Carriage Limited acquires 33.7% stake in PT Tunas Ridean Tbk
203	26-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
204	26-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
205	29-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
206	30-Mar-04	2003 consolidated financial statements of PT Astra International Tbk
207	30-Mar-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
FILE 4 (June till 17 November 2003)

No.	Date	Description
142	11-Jan-00	Notice of change in substantial shareholder's interests
143	18-Aug-03	Notice of change in substantial shareholder's interests
144	18-Aug-03	C&C's Rights Issue: Trading of Nil-Paid Rights
145	19-Aug-03	C&C's Rights Issue: Despatch of Abridged Prospectus
146	20-Aug-03	Notice of change in substantial shareholder's interests
147	04-Sep-03	C&C Rights Issue: Rights Offer Subscription Level
148	05-Sep-03	C&C Rights Issue: Allocation of Excess Rights Shares
149	09-Sep-03	C&C Rights Issue: Listing and Quotation of Shares
150	10-Sep-03	Notice of change in substantial shareholder's interests
151	10-Sep-03	Notice of change in substantial shareholder's interests
152	10-Sep-03	Notice of changes in director's shareholdings (Neville Venter)
153	10-Sep-03	Notice of changes in director's shareholdings (Philip Eng)
154	16-Sep-03	Proposed sale of Malaysian Property, Menara Weld, by CCL (Weld) Properties Sdn Bhd
155	17-Sep-03	C&C divests its interest in Hyundai Automotive Distributors Australia Pty Ltd ("HADA")
156	18-Sep-03	C&C Rights Issue: Use of proceeds
157	19-Sep-03	Resignation of Director (Vimala Menon)
158	23-Sep-03	Notice of change in substantial shareholder's interests
159	26-Sep-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
160	26-Sep-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
161	30-Sep-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
162	30-Sep-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
163	02-Oct-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
164	21-Oct-03	Announcement of Appointment of Director (James Watkins)
165	21-Oct-03	Notice of Director's Interests in Related Corporation - Jardine Matheson Holdings Limited (James Watkins)
166	28-Oct-03	Third Quarter 2003 Report of Cycle & Carriage Bintang Berhad
167	30-Oct-03	Third Quarter 2003 Report of Cycle & Carriage Limited
168	31-Oct-03	Media Release: Cycle & Carriage Limited Proposes Name Change
169	31-Oct-03	Third Quarter 2003 Report of PT Astra International Tbk
170	03-Nov-03	Notice of Extraordinary General Meeting (CCL Name Change)
171	05-Nov-03	Cycle & Carriage Limited enters into S&P Agreement to divest its interest in Cycle & Carriage (Malaysia) Sdn Bhd
172	13-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk
173	14-Nov-03	Cycle & Carriage increases its shareholdings in PT Astra International Tbk

/Yo·200.

C C - Fin
22/03/2004 06:56 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Notice Of Change Of Director's Interest

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 68 OF 22.03.2004
Announcement No. 68

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change Of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 22/03/2004

2. Name of Director: Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 22/03/2004

2. Name of Registered Holder: The Central Depository (Pte) Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. 199.

C C - Fin
18/03/2004 07:00 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 54 OF 18.03.2004
Announcement No. 54

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 802,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR5,300 per share for a total consideration of about IDR4.2 billion (approximately US$0.5 million). JC&C's shareholding in Astra remains at about 38.0%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/03/2004 to the SGX

NO. 198.

C C - Fin
17/03/2004 06:20 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 53 OF 17.03.2004
Announcement No. 53

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 3,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at about IDR5,283 per share for a total consideration of about IDR15.8 billion (approximately US$1.8 million).

The additional shares increased JC&C's shareholding in Astra from 37.9% to 38.0%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/03/2004 to the SGX

No. 197.

C C - Fin
16/03/2004 07:17 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 68 OF 16.03.2004
Announcement No. 68

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 5,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at about IDR5,209 per share for a total consideration of about IDR26 billion (approximately US$3 million).

The additional shares increased JC&C's shareholding in Astra from 37.78% to 37.90%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 16/03/2004 to the SGX

No. 196.

C C - Fin
12/03/2004 07:26 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 100 OF 12.03.2004
Announcement No. 100

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 2,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at about IDR5,182 per share for a total consideration of about IDR10.4 billion (approximately US$1.2 million).

The additional shares increased JC&C's shareholding in Astra from 37.73% to 37.78%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/03/2004 to the SGX

No-195

C C - Fin
02/26/2004 12:44 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 23 OF 26.02.2004
Announcement No. 23

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has on 25 February 2004 purchased from the market 27,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR5,500 per share for a total consideration of about IDR148.5 billion (approximately US$17.6 million).

The additional shares increased JC&C's shareholding in Astra from 37.2% to 37.7%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 26/02/2004 to the SGX

No. 194

- Fin
24/02/2004 05:17 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: 2003 PROFIT AND DIVIDEND ANNOUNCEMENT

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 34 OF 24.02.2004
Announcement No. 34

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

2003 PROFIT AND DIVIDEND ANNOUNCEMENT

We append below the unaudited 2003 Profit and Dividend Announcement of Jardine Cycle & Carriage Group together with a slide presentation for the financial year ended 31 December 2003.

JC&C 2003 Profit Announcement.p JC&C 2003 Profit Announcement (presentation)

These are also available on the website of Jardine Cycle & Carriage Limited at www.jcclgroup.com.

Submitted by Ho Yeng Tat, Group Company Secretary on 24/02/2004 to the SGX

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

24 February 2004

JARDINE CYCLE & CARRIAGE LIMITED
2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Record profits achieved by the Group
- Balance sheet strengthened by rights issue
- Good progress in Astra:
  - Strong operating performance
  - Net debt reduced by US$374 million to US$346 million
  - Dividend distribution resumed
- Exit from underperforming Australian operations

"While satisfactory trading performances are expected from the Group's operations in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility."

Anthony Nightingale, *Chairman*
24 February 2004

Group Results

	Year ended 31 December				
	2003 US$m	2002 US$m	*Change %*	**2003 S$m**	*Change %*
Revenue	**1,447**	1,362	*6*	**2,520**	*4*
Profit after tax	**198**	121	*63*	**345**	*59*
Underlying profit attributable to shareholders	**196**	133	*48*	**341**	*44*
Profit attributable to shareholders	**195**	119	*64*	**339**	*60*
	US¢	US¢		**S¢**	
Underlying earnings per share	**68.2**	50.3	*36*	**118.9**	*32*
Earnings per share	**67.8**	44.9	*51*	**118.1**	*47*
	As at 31 December				
	2003 US$m	2002 US$m	*Change %*	**2003 S$m**	*Change %*
Shareholders' funds	**993**	619	*61*	**1,688.8**	*57*
	US$	US$		**S$**	
Net asset value per share	**3.02**	2.56	*18*	**5.15**	*16*

The exchange rate of US$1=S$1.7010 (2002: US$1=S$1.734998) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7417 (2002: US$1=S$1.785475) was used for translating the results for the year.

The 2003 results are unaudited and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial results for the year ended 31 December 2002 were audited in accordance with the Singapore Auditing Standards, and have been restated to comply with IFRS.

- more -

CHAIRMAN'S STATEMENT

Good progress was made by Jardine Cycle & Carriage in 2003 as record profits were achieved with another strong contribution from Astra and the Group's consolidated net debt was significantly reduced after a successful rights issue. Astra itself reached an important milestone as it resumed dividend distributions since the 1996 final dividend following the repayment of more than half of its parent company debt.

Performance

The Group's underlying profit grew 48% to US$196 million with the increase in equity-accounted contribution from Astra being the major component. Underlying earnings per share rose 36% to US¢68.2 per share, the lower increase reflecting the higher share capital following the rights issue. Net profit after exceptional items rose by 64% to US$195 million. The exceptional loss of US$1 million represented losses arising from a write-down on MCL Land's investment properties and Group's exit from Hyundai Australia offset by the US$19 million share of profit arising from the sale of Astra's stake in the Toyota manufacturing operations.

The underlying profit contribution from Astra increased to US$144 million, a rise of 42%, enhanced partly by the Company's increased shareholding. Good consumer demand in Indonesia supported an increase in sales in Astra's motor business, improved performances were also achieved in it's financing operations and agribusiness.

Profits in the Group's Singapore motor operations were flat in 2003, while New Zealand reflected good growth on the back of a buoyant commercial vehicle market. Profits in Malaysia declined due to the loss of the Mercedes-Benz distribution business, and Australia incurred a trading loss. Overall the underlying earnings from the motor vehicle operations increased by 66% to US$36 million due to the write-back of surplus provisions for warranties in Australia.

The underlying contribution from property, before exceptional items, increased by 14% to US$25 million despite lower development profits from MCL Land. The improvement arose from the reversal of a foreseeable loss provision on Ubi Tech Park, which is now almost fully sold.

Jardine Cycle & Carriage's consolidated net debt was reduced by US$162 million to US$204 million at the year end due to the rights issue and the exit from the Hyundai operations in Australia. The return on average capital employed increased to 20% despite the increase in shareholders' funds to US$993 million, or US$3.02 per share, following the rights issue.

The Board is recommending a final dividend of US¢7 per share less tax which, together with the interim dividend, will give an unchanged total dividend for the year of US¢9 per share. The total distribution, however, will have increased due to the enlarged share capital following the rights issue. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

Developments

2003 was another year of significant change for Jardine Cycle & Carriage. The one-for-three rights issue at S$3.00 per rights share announced on 29 July 2003 was successful in raising US$141 million. The rights issue strengthened Jardine Cycle & Carriage's balance sheet by replacing part of the debt used to finance the strategic investment in Astra.

The Company's integration into the Jardine Matheson Group also gained momentum. The adoption of the Company's new name, Jardine Cycle & Carriage Limited acknowledges the Group's new parentage while retaining the value of the Company's distinguished operating history. The Group has also decided to present its accounts in United States dollars using International Financial Reporting Standards to reflect more fully its increasingly international nature.

Astra had a rights issue in January 2003, raising some US$158 million. The Group's participation in this and open market purchases resulted in a further US$135 million being invested in Astra shares during the year, increasing the Group's stake by 6% to 37%. Astra's rights issue and the sale of its Toyota manufacturing operations to Toyota for US$226 million have returned Astra's balance sheet to financial health. Its consolidated net debt was reduced by US$374 million to US$346 million, while its shareholders' funds increased to US$1,359 million. As more than 50% of its restructured debt has been repaid, Astra is now in a position to recommence the distribution of dividends. Astra has announced the payment of an interim dividend of Rp50 per share, with the intention of paying out 25% of the 2003 profits before exceptional items as a dividend.

United Tractors, Astra's remaining major affiliate in default on its debt, has reached agreement with the majority of its creditors to restructure its debt. Following which, United Tractors will proceed with a rights issue of at least US$75 million, which Astra intends to support.

In Australia, the Group sold its interest in the loss-making Hyundai distribution operations and also exited its 50% shareholding in the Audi distribution business. In Malaysia, the new arrangements for the distribution of Mercedes-Benz took effect from 1st January 2003. This has, as expected, had a significant impact on the profits of Cycle & Carriage Bintang, which remains the major retailer of Mercedes-Benz cars in Malaysia. As part of the restructuring process, Cycle & Carriage Bintang paid a special dividend with the funds arising from the transfer of the distribution stocks to DaimlerChrysler Malaysia.

Prospects

While satisfactory trading performances are expected from the Group's operations in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility.

Anthony Nightingale
Chairman
24 February 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account for the year ended 31 December

	Note	2003 US$m	2002 US$m	*Change %*
Revenue	4	**1,446.8**	1,362.3	*6*
Cost of sales		**(1,274.1)**	(1,205.7)	*6*
Gross profit		**172.7**	156.6	*10*
Other operating income		**8.2**	11.7	*-30*
Selling and distribution expenses		**(81.8)**	(70.7)	*16*
Administrative expenses		**(50.5)**	(42.7)	*18*
Other operating expenses		**(26.9)**	(37.5)	*-28*
Operating profit		**21.7**	17.4	*25*
Net financing charges		**(7.3)**	(15.1)	*-52*
Share of associates' and joint ventures' results		**195.4**	129.3	*51*
Profit before tax	4	**209.8**	131.6	*59*
Tax		**(11.9)**	(10.2)	*17*
Profit after tax	4	**197.9**	121.4	*63*
Profit attributable to:				
Shareholders		**194.7**	118.5	*64*
Minorities		**3.2**	2.9	*10*
		197.9	121.4	*63*
		US¢	US¢	
Earnings per share:				
- basic	7	**67.8**	44.9	*51*
- fully diluted	7	**67.7**	44.9	*51*

- more -

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet at 31 December

	Note	2003 US$m	2002 US$m
Non-current assets			
Property, plant and equipment		70.8	72.1
Investment properties		231.8	259.1
Leasehold land payments		15.4	9.8
Interests in associates and joint ventures		583.1	307.6
Deferred tax assets		1.9	2.4
Non-current investments		23.8	-
Other non-current assets		14.8	11.6
Negative goodwill		(14.1)	(14.5)
		927.5	648.1
Current assets			
Development properties for sale		339.6	282.1
Properties for sale		-	2.9
Stocks		177.6	204.3
Debtors		158.3	210.5
Current tax assets		2.3	1.4
Short term investment		1.7	4.6
Bank and other liquid funds		119.2	82.1
		798.7	787.9
Total assets		1,726.2	1,436.0
Non-current liabilities			
Borrowings due after one year	9	(63.3)	(123.4)
Deferred tax liabilities		(8.3)	(5.0)
Non-current provisions		(5.9)	(11.3)
Other non-current liabilities		(4.2)	(7.6)
		(81.7)	(147.3)
Current liabilities			
Creditors		(126.1)	(128.3)
Provisions		(20.5)	(14.6)
Current tax liabilities		(15.5)	(12.9)
Borrowings due within one year	9	(259.8)	(324.1)
		(421.9)	(479.9)
Total liabilities		(503.6)	(627.2)
Net assets		1,222.6	808.8
Financed by:			
Share capital and reserves			
Share capital		180.4	130.6
Share premium		239.9	142.2
Fair value and other reserves		13.5	12.3
Revenue reserve		559.1	333.5
Shareholders' funds		992.9	618.6
Minorities		229.7	190.2
		1,222.6	808.8
Net asset value per share		US$3.02	US$2.56

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the year ended 31 December

	Attributable to shareholders					Minorities	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.9	-	0.9	-	0.9
Fair value gain, net of tax - available for sale investments	-	-	2.8	-	2.8	-	2.8
Reserve realised on disposal of properties	-	-	(2.5)	2.5	-	-	-
Loss on dilution of interest in associates	-	-	-	(1.6)	(1.6)	0.5	(1.1)
Loss on dilution of interest in a subsidiary	-	-	-	(0.1)	(0.1)	0.1	-
Translation difference	-	-	-	47.5	47.5	5.3	52.8
Net gain not recognised in profit and loss account	-	-	1.2	48.3	49.5	5.9	55.4
Profit for the financial year	-	-	-	194.7	194.7	3.2	197.9
Total recognised gains for the financial year	-	-	1.2	243.0	244.2	9.1	253.3
Dividends (net)	-	-	-	(17.4)	(17.4)	(9.4)	(26.8)
Issue of shares	49.8	103.3	-	-	153.1	0.1	153.2
Share issue expenses	-	(5.6)	-	-	(5.6)	-	(5.6)
Change in attributable interest	-	-	-	-	-	(0.1)	(0.1)
Acquisition of new subsidiary	-	-	-	-	-	39.8	39.8
Balance at 31 December	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
2002							
Balance at 1 January	128.9	135.8	4.3	181.1	450.1	206.9	657.0
Revaluation surplus	-	-	8.2	-	8.2	-	8.2
Fair value gain, net of tax - available for sale investments	-	-	0.3	-	0.3	-	0.3
Reserve realised on disposal of an associate	-	-	(0.6)	-	(0.6)	-	(0.6)
Share of an associate's share premium	-	-	0.1	-	0.1	-	0.1
Gain on dilution of interest in an associate	-	-	-	1.7	1.7	-	1.7
Share of an associate's gain on dilution	-	-	-	5.3	5.3	-	5.3
Translation difference	-	-	-	42.6	42.6	12.3	54.9
Net gain not recognised in profit and loss account	-	-	8.0	49.6	57.6	12.3	69.9
Profit for the financial year	-	-	-	118.5	118.5	2.9	121.4
Total recognised gains for the financial year	-	-	8.0	168.1	176.1	15.2	191.3
Dividends (net)	-	-	-	(15.7)	(15.7)	(4.3)	(20.0)
Issue of shares	1.7	6.4	-	-	8.1	-	8.1
Change in attributable interest	-	-	-	-	-	(27.6)	(27.6)
Balance at 31 December	130.6	142.2	12.3	333.5	618.6	190.2	808.8

Jardine Cycle & Carriage Limited
Company Profit and Loss Account for the year ended 31 December

	2003 US$m	2002 US$m	*Change %*
Revenue	**132.6**	78.3	*69*
Other operating income	**0.3**	0.3	-
Total income	**132.9**	78.6	*69*
Administrative expenses	**(7.1)**	(3.9)	*82*
Others	**65.5**	55.2	*19*
Operating profit	**191.3**	129.9	*47*
Net financing charges	**5.9**	(2.9)	*nm*
Profit before tax	**197.2**	127.0	*55*
Tax	**(26.0)**	(17.1)	*52*
Profit attributable to shareholders	**171.2**	109.9	*56*

nm: not meaningful

Jardine Cycle & Carriage Limited
Company Balance Sheet at 31 December

	2003 US$m	2002 US$m
Non-current assets		
Property, plant and equipment	0.9	0.3
Interests in subsidiaries	477.5	453.2
Interests in associates	22.9	30.7
	501.3	484.2
Current assets		
Amount owing by subsidiaries	595.0	393.6
Amount owing by associates	10.6	11.4
Debtors	0.7	1.3
Short term investment	0.1	0.1
Bank and other liquid funds	36.1	12.4
	642.5	418.8
Total assets	1,143.8	903.0
Non-current liabilities		
Borrowings due after one year	(5.6)	(28.8)
Deferred tax liabilities	(0.4)	(0.8)
Other non-current liabilities	-	(3.9)
	(6.0)	(33.5)
Current liabilities		
Amount owing to subsidiaries	(37.1)	(32.8)
Creditors	(3.8)	(5.5)
Current tax liabilities	(1.2)	(1.0)
Borrowings due within one year	(137.3)	(193.1)
	(179.4)	(232.4)
Total liabilities	(185.4)	(265.9)
Net assets	958.4	637.1
Financed by:		
Share capital and reserves		
Share capital	180.4	130.6
Share premium	239.9	142.2
Revenue reserve	538.1	364.3
Shareholders' funds	958.4	637.1
Net asset value per share	US$2.92	US$2.64

Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the year ended 31 December

	Share capital US$m	Share premium US$m	Revenue reserve US$m	Total US$m
2003				
Balance at 1 January	130.6	142.2	364.3	637.1
Translation difference	-	-	20.0	20.0
Profit attributable to shareholders	-	-	171.2	171.2
Total recognised gains for the financial year	-	-	191.2	191.2
Dividends (net)	-	-	(17.4)	(17.4)
Issue of shares	49.8	103.3	-	153.1
Share issue expenses	-	(5.6)	-	(5.6)
Balance at 31 December	180.4	239.9	538.1	958.4
2002				
Balance at 1 January	128.9	135.8	234.0	498.7
Translation difference	-	-	36.1	36.1
Profit attributable to shareholders	-	-	109.9	109.9
Total recognised gains for the financial year	-	-	146.0	146.0
Dividends (net)	-	-	(15.7)	(15.7)
Issue of shares	1.7	6.4	-	8.1
Balance at 31 December	130.6	142.2	364.3	637.1

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the year ended 31 December

	Note	2003 US$m	2002 US$m
Cash flows from operating activities			
Cash generated from operations	10	**159.8**	187.6
Interest paid		**(20.9)**	(19.7)
Interest received		**3.4**	2.2
Other finance costs paid		**(0.6)**	(0.4)
Income tax paid		**(8.3)**	(19.9)
		(26.4)	(37.8)
Net cash flows from operating activities		**133.4**	149.8
Cash flows from investing activities			
Sale of property, plant and equipment and properties for sale		**38.7**	1.9
Sale of shares in associates		**5.6**	16.4
Proceeds from sale of an investment property		**6.1**	10.1
Purchase of investment property		**-**	(0.1)
Purchase of property, plant and equipment		**(10.1)**	(5.1)
Purchase of shares in subsidiaries		**(0.1)**	(13.4)
Purchase of shares in associates		**(144.3)**	(8.5)
Acquisition of a subsidiary, net of cash acquired		**21.4**	-
Disposal of subsidiaries, net of cash disposed		**7.2**	-
Acquisition of business goodwill		**-**	(0.5)
Dividends received from associates (net)		**56.6**	4.6
Net cash flows (used in)/from investing activities		**(18.9)**	5.4
Cash flows from financing activities			
Proceeds from issue of shares		**137.8**	0.4
Net repayment of loans		**(196.9)**	(110.3)
Loans to minorities and associates		**(1.1)**	(0.5)
Investments by minorities		**0.1**	-
Dividends paid to minorities		**(12.5)**	(6.6)
Dividends paid (net)		**(7.7)**	(8.0)
Net cash flows used in financing activities		**(80.3)**	(125.0)
Net change in cash and cash equivalents		**34.2**	30.2
Cash and cash equivalents at the beginning of the year		**81.9**	52.2
Effect of exchange rate changes		**-**	(0.5)
Cash and cash equivalents at the end of the year		**116.1**	81.9

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the financial year, the Registrar of Companies and Businesses approved the Company's application for an exemption on compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are the first published financial statements of the Group and the Company prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee ("IFRIC").

The change to IFRS is to better serve the needs of the readers of the Group's and the Company's financial statements, who are spread globally and reflects the international nature of the Group as well as aligns the accounting policies of the Group and the Company with that of its ultimate holding company, Jardine Matheson Holdings Limited.

The Group and the Company have adopted IFRS 1: First time adoption of International Financial Reporting Standards in preparing the 2003 financial statements and have also implemented the following revised International Accounting Standards in 2003 in advance of their effective dates:

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events after the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (revised 2003)	Investments in Associates
IAS 31 (revised 2003)	Interests in Joint Ventures
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings per Share
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (revised 2003)	Investment Property

The complete list of the Group's and the Company's significant accounting policies will be presented in the Annual Report.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2002 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2002 were restated to reflect the change in presentation currency. The reasons for the change are similar to the reasons for preparing the financial statements in accordance with IFRS. The exchange rate of US$1=S$1.7010 (2002: US$1=S$1.734998) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7417 (2002: US$1=S$1.785475) was used for translating the results for the year.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2002 and 31 December 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2002					
Property, plant and equipment	(i)	127.1	68.7	(0.2)	68.5
Leasehold land payments	(ii)	-	-	9.5	9.5
Interests in associates and joint ventures	(iii)	332.0	179.5	10.0	189.5
Other non-current assets	(iv)	19.2	10.4	0.2	10.6
Debtors	(iv)	305.0	164.9	1.5	166.4
Creditors	(iv)	(246.4)	(133.2)	0.2	(133.0)
Deferred tax assets/(liabilities)	(v)	9.7	5.2	(3.2)	2.0
Other non-current liabilities	(iv)	(3.3)	(1.8)	(4.0)	(5.8)
Net assets		1,189.5	643.0	14.0	657.0
Fair value and other reserves	(viii)	39.7	21.4	(17.2)	4.2
Revenue reserve	(ix)	276.7	149.6	31.6	181.2
Shareholders' funds		806.1	435.7	14.4	450.1
Minorities		383.5	207.3	(0.4)	206.9
At 31 December 2002					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.6	289.0	18.6	307.6
Debtors	(iv)	364.9	210.4	0.1	210.5
Creditors	(iv)	(218.9)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minorities		330.8	190.7	(0.5)	190.2

(b) Reconciliation of Consolidated Profit and Loss for 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(15.1)	(8.5)	(1.0)	(9.5)
Fair value changes of investment properties	(vi)	(23.8)	(13.3)	(15.2)	(28.5)
Fair value changes in derivative financial instruments	(iv)	-	-	(4.3)	(4.3)
Share of results of associates and joint ventures (net of tax)	(iii)	225.1	126.1	3.2	129.3
Profit before tax		265.8	148.9	(17.3)	131.6
Tax		(18.3)	(10.3)	0.1	(10.2)
Profit attributable to:					
Shareholders		231.0	129.4	10.9	118.5
Minorities		16.5	9.2	(6.3)	2.9

(c) Reconciliation of Company Balance Sheet at 1 January 2002 and 31 December 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2002					
Creditors	(iv)	(7.2)	(3.9)	0.6	(3.3)
Other non-current liabilities	(iv)	-	-	(3.7)	(3.7)
Net assets		928.4	501.8	(3.1)	498.7
Revenue reserve	(ix)	438.7	237.1	(3.1)	234.0
Shareholders' funds		928.4	501.8	(3.1)	498.7
At 31 December 2002					
Creditors	(iv)	(5.7)	(3.3)	(2.2)	(5.5)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	370.4	(6.1)	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1

(d) Reconciliation of Company Profit and Loss for 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	(2.6)	(2.6)
Translation reserve realised	(vii)	-	-	2.7	2.7
Profit before tax		226.7	126.9	0.1	127.0
Tax		(30.5)	(17.1)	-	(17.1)
Profit after tax		196.2	109.8	0.1	109.9

(e) Notes to the reconciliation of Consolidated and Company balance sheet at 1 January 2003 and 31 December 2002 and Consolidated and Company profit and loss for 2002

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(e) Notes to the reconciliation of Consolidated and Company balance sheet at 1 January 2003 and 31 December 2002 and Consolidated and Company profit and loss for 2002 (cont'd)

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17) and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments is disclosed as required by the Registrar of Companies and Businesses in approving the Company's application for the adoption of International Financial Reporting Standards.

The difference between IAS 17 and IAS 40 and FRS 25 arises from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account.

The financial effects on key financial information are disclosed as follows:

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 31 December 2003	231.8	1,222.6	209.8	194.7	67.8
Effect of transfer of fair value changes to asset revaluation reserve:					
- profit before tax	-	-	5.0	5.0	
- tax	-	-	-	(0.7)	
- minorities	-	-	-	(1.4)	
FRS 25 Group adjusted balances as at 31 December 2003	231.8	1,222.6	214.8	197.6	68.8

4 Revenue and profit

Year ended 31 December	Group 2003 US$m	2002 US$m	*Change %*
Revenue:			
- 1st half	**775.3**	676.9	*15*
- 2nd half	**671.5**	685.4	*-2*
	1,446.8	1,362.3	*6*
Profit after tax:			
- 1st half	**98.5**	72.1	*37*
- 2nd half	**88.4**	66.5	*33*
	186.9	138.6	*35*
IFRS adjustments	**11.0**	(17.2)	*nm*
	197.9	121.4	*63*

Profit before tax is determined after including:

	2003 US$m	2002 US$m	*Change %*
Interest expense	**(15.9)**	(13.9)	*14*
Interest income	**3.2**	2.2	*45*
Depreciation and amortisation	**(8.5)**	(9.5)	*-11*
Write-back in provision for doubtful debts	**0.8**	0.2	*300*
Write-back in provision for warranty and goodwill	**3.8**	2.3	*65*
Write-back in provision for foreseeable losses of an associate's development property	**8.8**	-	*100*
Net exchange gain/(loss)	**6.4**	(6.9)	*nm*
Profit/(loss) on:			
- sale of property, plant and equipment	**(0.1)**	0.1	*nm*
- sale of an undeveloped land	**1.8**	-	*100*
- sale of properties for sale	**6.2**	-	*100*
- exit from Australian operations	**(15.3)**	-	*100*
- liquidation of a subsidiary	**(2.6)**	-	*100*
- sale of an investment property	**(0.3)**	(1.6)	*-81*
- sale of associates	**-**	1.3	*-100*
Fair value changes of:			
- derivative financial instruments	**6.3**	(4.3)	*nm*
- investment properties	**(31.8)**	(28.5)	*12*
Share of associates':			
- exchange loss on foreign currency debts	**6.6**	19.1	*-65*
- deferred tax	**2.1**	-	*100*
- gain on sale of investments	**16.1**	7.6	*112*
- gain on debt buyback	**6.6**	-	*100*
- fair value adjustment of biological assets	**8.6**	3.4	*153*
Provision for tax in an associate	**-**	(22.4)	*-100*

nm: not meaningful

5 Tax

The Group's tax charge in 2003 includes a write-back of US$1.6 million in respect of prior year's tax.

The effective tax rate of the Group was higher for the years ended 31 December 2003 and 31 December 2002 as the fair value changes of investment properties and certain expenses are not deductible for income tax purposes.

6 Dividends

Year ended 31 December	Group and Company		
	2003 US$m	2002 US$m	*Change %*
Dividends paid (net of tax):			
- Final dividend in respect of 2002 of 12% (2001: 12%) less income tax	**13.0**	12.5	*4*
- Interim dividend in respect of 2003 of 3% (2002: 3%) less income tax	**4.4**	3.2	*38*
	17.4	15.7	*11*
Value of scrip dividends allotted and issued:			
- Final dividend of previous financial year	**9.7**	6.6	*47*
- Interim dividend of current financial year	**-**	1.1	*- 100*
	9.7	7.7	*26*

The Board is recommending a final dividend of US¢7 per share less tax which, together with the interim dividend, will give an unchanged total dividend for the year of US¢9 per share.

7 Earnings per share

Year ended 31 December	Group	
	2003 US$m	2002 US$m
Basic earnings per share		
Profit attributable to shareholders	**194.7**	118.5
Weighted average number of ordinary shares in issue (millions)	**287.1**	263.9
Basic earnings per share	**US¢67.8**	US¢44.9
Diluted earnings per share		
Profit attributable to shareholders	**194.7**	118.5
Weighted average number of ordinary shares in issue (millions)	**287.1**	263.9
Adjustment for assumed conversion of share options (millions)	**0.6**	0.3
Weighted average number of ordinary shares for diluted earnings per share (millions)	**287.7**	264.2
Diluted earnings per share	**US¢67.7**	US¢44.9

7 Earnings per share (cont'd)

Year ended 31 December	Group 2003 US$m	2002 US$m
Underlying earnings per share		
Underlying profit attributable to shareholders	**195.9**	132.8
Underlying earnings per share	**US¢68.2**	US¢50.3
Diluted underlying earnings per share	**US¢68.1**	US¢50.3

A reconciliation of the underlying profit and profit attributable to shareholders is as follows:

	Group					
	Profit before tax			Profit attributable to shareholders		
Year ended 31 December	2003 US$m	2002 US$m	*Change %*	2003 US$m	2002 US$m	*Change %*
Profit before material, recurring and exceptional items	196.4	160.2	*23*	174.3	141.6	*23*
Add: Material, recurring items						
Share of associates':						
- exchange loss on foreign currency debts	6.6	19.1	*-65*	6.6	19.1	*-65*
- deferred tax	2.1	-	*100*	2.1	-	*100*
Provision for tax in an associate	-	(22.4)	*-100*	-	(22.4)	*-100*
Write-back in provision for warranty in a subsidiary	6.6	-	*100*	6.6	-	*100*
Write-off of deferred tax asset in a subsidiary	-	-	-	-	(5.5)	*-100*
Write-back in provision for foreseeable losses of an associate's development property	8.8	-	*100*	5.7	-	*100*
Profit on sale of an undeveloped land	1.8	-	*100*	0.6	-	*100*
	25.9	(3.3)	*nm*	21.6	(8.8)	*nm*
Underlying profit	222.3	156.9	*42*	195.9	132.8	*48*
Add: Exceptional items						
Share of associates':						
- gain on sale of investments	16.1	7.6	*112*	16.1	7.6	*112*
- gain on debt buyback	6.6	-	*100*	6.6	-	*100*
- fair value adjustment of biological assets	8.6	3.4	*153*	8.6	3.4	*153*
Profit on sale of Australian properties	6.2	-	*100*	6.2	-	*100*
Loss on exit from Australian operations	(15.3)	-	*100*	(15.3)	-	*100*
Fair value changes of investment properties	(31.8)	(28.5)	*12*	(21.6)	(17.8)	*21*
Deferred tax on fair value changes of investment properties	-	-	-	0.1	-	*100*
Loss on liquidation of a subsidiary	(2.6)	-	*100*	(1.7)	-	*100*
Loss on sale of an investment property	(0.3)	(1.6)	*-81*	(0.2)	(1.1)	*-82*
Profit on sale of associates	-	1.3	*-100*	-	1.1	*-100*
Exchange losses on loans to subsidiaries	-	(7.5)	*-100*	-	(7.5)	*-100*
	(12.5)	(25.3)	*-51*	(1.2)	(14.3)	*-92*
	209.8	131.6	*59*	194.7	118.5	*64*

8 Segment information

Primary reporting format – business segment

	Astra US$m	Motor US$m	Property US$m	Others US$m	Total US$m
Year ended 31 December 2003					
Revenue		1,307.4	139.4	-	1,446.8
Operating profit		29.0	(3.6)	(3.7)	21.7
Net financing charges					(7.3)
Share of associates' and joint ventures' results	175.5	9.4	10.3	0.2	195.4
Profit before tax					209.8
Tax					(11.9)
Profit after tax					197.9
Profit attributable to:					
Shareholders					194.7
Minorities					3.2
					197.9
Segment assets	-	422.2	683.9	32.8	1,138.9
Interests in associates and joint ventures	519.8	41.6	17.8	3.9	583.1
	519.8	463.8	701.7	36.7	1,722.0
Unallocated assets					4.2
Total assets					1,726.2
Segment liabilities	-	180.2	153.0	146.7	479.9
Unallocated liabilities					23.7
Total liabilities					503.6
Capital expenditure	-	8.6	0.9	0.6	10.1
Depreciation	-	6.6	1.8	0.1	8.5

8 Segment information (cont'd)

	Astra US$m	Motor US$m	Property US$m	Others US$m	Total US$m
Year ended 31 December 2002					
Revenue		1,151.5	210.8	-	1,362.3
Operating profit		23.0	(0.2)	(5.4)	17.4
Net financing charges					(15.1)
Share of associates' and joint ventures' results	112.2	12.4	2.1	2.6	129.3
Profit before tax					131.6
Tax					(10.2)
Profit after tax					121.4
Profit attributable to:					
Shareholders					118.5
Minorities					2.9
					121.4
Segment assets	-	400.3	695.2	29.1	1,124.6
Interests in associates and joint ventures	196.2	99.1	6.6	5.7	307.6
	196.2	499.4	701.8	34.8	1,432.2
Unallocated assets					3.8
Total assets					1,436.0
Segment liabilities	-	216.9	160.9	231.5	609.3
Unallocated liabilities					17.9
Total liabilities					627.2
Capital expenditure	-	4.4	0.5	0.2	5.1
Depreciation	-	5.9	2.0	0.1	8.0

The Group is organised into three main business segments:

1. Astra
2. Motor
3. Property

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, operating assets and cash, and exclude current and deferred tax assets.

Segment liabilities comprise operating liabilities and exclude items such as tax.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, heavy equipment and information technology and consumer goods.

8 Segment information (cont'd)

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

	Revenue US$m	Total assets US$m	Capital expenditure US$m
Year ended 31 December 2003			
Singapore	897.4	819.5	7.4
Indonesia	-	519.8	-
Malaysia	44.5	278.1	0.2
Australasia	474.0	97.7	2.4
Others	30.9	11.1	0.1
	1,446.8	1,726.2	10.1
Year ended 31 December 2002			
Singapore	809.7	820.5	2.1
Indonesia	-	196.2	-
Malaysia	52.4	187.8	0.3
Australasia	482.3	225.3	2.7
Others	17.9	6.2	-
	1,362.3	1,436.0	5.1

9 Borrowings

	Group	
	At 31.12.03 US$m	At 31.12.02 US$m
Borrowings due within one year:		
- secured	**16.1**	120.6
- unsecured	**243.7**	203.5
	259.8	324.1
Borrowings due after one year:		
- secured	**57.7**	36.8
- unsecured	**5.6**	86.6
	63.3	123.4
Total borrowings	**323.1**	447.5

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$155.0 million (31.12.02: US$392.6 million).

10 Cash flows from operating activities

For the year ended 31 December	Group 2003 US$m	2002 US$m
Profit before tax	**209.8**	131.6
Adjustments for:		
Net financing charges	**7.3**	15.1
Share of associates' and joint ventures' results	**(195.4)**	(129.3)
Depreciation, amortisation and impairment of fixed assets	**8.3**	9.4
Foreign exchange translation difference	**(6.3)**	9.7
Loss/(profit) on sale of property, plant and equipment	**0.1**	(0.1)
Profit on sale of properties for sale	**(6.2)**	-
Write back in provision for warranty in a subsidiary	**(6.6)**	-
Loss on disposal of subsidiaries	**5.2**	-
Fair value changes of investment properties	**31.8**	28.5
Loss on sale of an investment property	**0.3**	1.6
Profit on sale of associates	**-**	(1.3)
Exchange losses on loans to subsidiaries	**-**	7.5
	(161.5)	(58.9)
Operating profit before working capital changes	**48.3**	72.7
Changes in development properties for sale (excluding interest capitalised during the period)	**(47.5)**	123.5
Changes in working capital:		
Stocks	**63.8**	11.7
Debtors	**14.8**	(3.3)
Creditors	**34.5**	10.7
Retention money payable	**1.3**	1.6
Amounts owing by/to associates and joint ventures	**44.6**	(29.3)
	159.0	(8.6)
Cash flows from operations	**159.8**	187.6

11 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,138,400 as at 31 December 2003 (31.12.02: 3,380,501).

Between 1 October 2003 and 31 December 2003, 141,500 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.907, S$2.330 and S$2.927 following the Company's rights issue.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 October 2003 and 31 December 2003.

12 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
For the 3 months ended 31 December 2003		
Jardine Matheson Limited - management consultancy services	-	0.3
Jardine OneSolution (2001) Pte Ltd - purchase of IT products and services	-	0.1
Cycle & Carriage Bintang Berhad - management fee	-	0.1
	-	0.5

13 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring and exceptional items set out in note 7 of this report.

No other significant transaction or event has occurred between 31 December 2003 and the date of this report, except that on 1 January 2004, the Group completed the sale of its 50% interest in Audi Australia Pty Ltd.

14 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 15 May 2004 to 17 May 2004 (both dates inclusive) for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 14 May 2004 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend. The final dividend will be paid on 6 July 2004. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

15 Notice pursuant to Rule 704(11) of the Listing Manual

Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Jardine Cycle & Carriage Limited wishes to announce that no person occupying a managerial position in the Company or any of its principal subsidiaries is a relative of a director or chief executive officer or substantial shareholder of the Company.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statements and Dividend Announcement for 2003 can be accessed through the internet at 'www.jcclgroup.com'.



Jardine Cycle & Carriage

2003 Annual Results

February 2004

Highlights

- Underlying profit up 48% to a record US$196m
  - Astra contribution up 42% to US$144m
  - Motors contribution up 66% to US$36m
  - Property contribution up 14% to US$25m
- Net debt reduced by US$162m to US$204m
  - 1 for 3 rights issue at S$3.00 per rights share raised US$141m
  - Australia exit reduced debt by US$154m
  - A further US$135m invested in Astra shares
  - Net debt to capital employed reduced from 45% to 17%

Highlights

- *Continued progress on corporate restructuring & strategy*
  - *Australia property & loss making Hyundai activities exited, reducing net debt by US$154m*
  - *Rights issue raised US$141m*
  - *Stake in Astra increased by 6% to 37%. Carrying value US$520m compared to current market value of US$984m*
  - *MCL acquires development sites at Carlisle/Norfolk Roads, Bukit Ho Swee & Yio Chu Kang Road*
  - *CCB paid a special dividend of RM303m from cash released from loss of Mercedes-Benz distribution*
  - *CCB to acquire JC&C's 70% stake in CCM*
  - *Shareholding in UMF increased to 50%*
  - *Menara Weld sale awaiting final approval*

Highlights

- *A number of significant corporate changes*
  - *Name changed to Jardine Cycle & Carriage Limited*
  - *Accounts prepared using International Financial Reporting Standards & in US$*
  - *CCB consolidated at 31 December 2003 due delegation of management rights on Jardine Motor Group 12.3% stake*
  - *Dividend can be elected in US$, S$ or scrip*

Financial Highlights

2002 S$m	**2003 S$m**		**2003 US$m**	2002 US$m	change
2,432	**2,520**	Revenue	**1,447**	1,362	6%
237	**341**	Underlying profit	**196**	133	48%
(25)	**(2)**	Exceptional items	**(1)**	(14)	-92%
212	**339**	Attributable profit	**195**	119	63%
1,074	**1,689**	Shareholders' funds	**993**	619	61%
1,403	**2,080**	Capital employed	**1,223**	809	51%
634	**347**	Net debt	**204**	366	-44%
45%	**17%**	Gearing (net debt/CE)	**17%**	45%	

Financial Highlights

2002 SGD cts	**2003 SGD cts**		**2003 US cts**	2002 US cts	change
89.8	**118.9**	Underlying EPS*	**68.2**	50.3	36%
80.2	**118.1**	EPS*	**67.8**	44.9	51%
15.0	**15.0**	Gross dividend per share	**9.0**	9.0	0%
$4.44	**$5.15**	Net asset value per share	**$3.02**	$2.56	18%

** Weighted average number of ordinary shares in issue for 2003 is 287.7m*

Trading Profit- By Activity

2002 S$m	**2003 S$m**		**2003 US$m**	2002 US$m	change
186.5	**239.5**	Astra	**137.5**	104.4	32%
		Motor			
28.2	**31.4**	Singapore	**18.0**	15.8	14%
17.4	**6.1**	Malaysia	**3.5**	9.8	-64%
(3.4)	**0.2**	Australia	**0.1**	(1.9)	n.m.
5.3	**9.2**	New Zealand	**5.2**	3.0	73%
0.7	**0.1**	Other	**0.1**	0.4	-75%
48.2	**47.0**		**26.9**	27.1	-1%
		Property			
36.1	**30.3**	MCL Land	**17.4**	20.2	-14%
3.5	**2.6**	CCL Group Properties	**1.5**	1.9	-21%
39.6	**32.9**		**18.9**	22.1	-14%
(21.6)	**(15.7)**	Other interests	**(9.0)**	(12.0)	-25%
252.7	**303.7**	Trading profit	**174.3**	141.6	23%

Net Profit- By Activity

2002 S$m	2003 S$m		2003 US$m	2002 US$m	change
252.7	**303.7**	Trading profit	**174.3**	141.6	23%
		Material recurring items			
34.2	**11.4**	Forex gains/(losses)	**6.6**	19.1	-65%
(49.9)	**3.7**	Tax/deferred tax	**2.1**	(27.9)	n.m.
0.0	**11.4**	Warranty reversal	**6.6**	0.0	n.m.
0.0	**11.1**	Provision written back	**6.3**	0.0	n.m.
237.0	**341.3**	Underlying profit	**195.9**	132.8	48%
		Exceptional items			
0.0	**32.8**	Gain on Toyota sale	**18.8**	0.0	n.m.
6.1	**15.0**	Palm oil revaluation	**8.6**	3.4	153%
0.0	**11.5**	Gain on debt buyback	**6.6**	0.0	n.m.
0.0	**10.8**	Gain on Australian prop.	**6.2**	0.0	n.m.
0.0	**(26.7)**	Loss on HADA sale	**(15.3)**	0.0	n.m.
(31.8)	**(37.5)**	IP revaluations	**(21.6)**	(17.8)	21%
13.1	**(1.9)**	Sale of Pramindo	**(1.1)**	7.3	n.m.
(13.3)	**0.0**	Forex loss on loans	**0.0**	(7.5)	n.m.
0.5	**(6.2)**	Others	**(3.4)**	0.3	n.m.
211.6	**339.1**		**194.7**	**118.5**	64%

Net debt/ (cash)

	2003 US$m	2002 US$m
JC&C	106.8	209.5
MCL Land	65.8	69.8
CCB	20.6	0.0
Singapore motors	17.1	(11.5)
Truck Investments	8.3	11.1
CCLGP	2.4	9.9
C&C (Australia)	(18.4)	75.9
Other	1.3	0.7
Group	203.9	365.4

JC&C
Strategy for 2004

- *Focus on Astra as major profit contributor*
- *Exit from remainder of Australia at a gain*
- *Strengthen parent balance sheet in order to increase capacity to pay dividends*
- *Exit from remaining low yielding assets*
- *Improve corporate structure & build solid base for continued profit growth*

Group Structure


Jardine Cycle & Carriage
Astra
37%
Motor
Singapore motors
UMF
100%
50%
Cycle & Carriage
Bintang
47%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%
Property
MCL Land
66%
CCL Group
Properties
79%


KIJANG

Astra International

Astra International
Highlights

- Astra net debt for 11 months to end November reduced by US$374m down to US$346m
  - ➢ Rights issue raised US$158m
  - ➢ Sale of Toyota manufacturing for US$226m
  - ➢ Strong dividend flow from Astra Honda Motor associate
  - ➢ Net debt to capital employed reduced from 72% to 18%
  - ➢ More than 50% of parent restructured debt repaid & dividends resumed
  - ➢ United Tractors is close to finalising debt restructuring & will raise US$75m by rights issue

Astra International
2003 Review

- *Motor car market grew by 9% to 326,000 units but Astra was impacted by lower sales of diesel powered Isuzu vehicles*
- *Motorcycle market grew by 18% but Astra share declined to 52% due to new models from Suzuki & Yamaha. Astra launched a new model late in 2003*
- *Increased CPO production from higher yields per hectare & improved prices*
- *Good profit performances from Toyota cars, Honda motorcycles, palm oil & financial services*
- *Significant reduction in level of foreign exchange gains largely offset by gain on sale of Toyota manufacturing operations*

Astra International
The market

	11 months to Nov 2003	11 months to Nov 2002	change
Toyota	92,823	80,008	16%
Daihatsu	20,499	19,451	5%
Isuzu	18,440	25,216	-27%
BMW	2,094	1,986	5%
Peugeot	1,446	1,654	-13%
Nissan Diesel	1,223	1,030	19%
Total	136,525	129,345	6%
Vehicle market	326,225	299,887	9%
Astra market share	42%	43%	
Honda	1,456,698	1,374,200	6%
Motorcycle market (incl. Imports)	2,790,751	2,370,268	18%
Astra market share	52%	58%	
Crude palm oil production (MT)	557,416	502,770	11%

Astra International
Revenue by activity

	11 months to Nov 2003 Rp bn	11 months to Nov 2002 Rp bn	change
Cars	18,224	18,759	-3%
Motorcycles	3,811	3,709	3%
Components	1,767	1,702	4%
Automotive	23,802	24,170	-2%
Financial services	2,066	1,499	38%
Heavy equipment	349	288	21%
IT & Consumer goods	708	744	-5%
Agribusiness	2,214	1,865	19%
Woodbased	0	418	n.m.
Others	18	18	0%
Total	29,157	29,002	1%

Astra International
Summary P&L

	11 months to Nov 2003 Rp bn	11 months to Nov 2002 Rp bn	change
Revenue	29,157	29,002	1%
Operating profit	3,013	2,695	12%
Associates' income	1,676	1,607	4%
Net interest	(257)	(465)	-45%
Forex gain	157	1,142	-86%
Miscellaneous	1,835	608	202%
Profit before tax	6,424	5,587	15%
Taxation	(1,718)	(1,431)	20%
Minority Interests	(608)	(598)	2%
Attributable profit	4,098	3,558	15%

Astra International

	11 months to Nov 2003 Rp bn	11 months to Nov 2003 S$m	11 months to Nov 2003 US$m
Revenue	29,157	5,918.9	3,398.3
Trading profit	3,252	660.1	379.0
Forex gain	158	32.1	18.4
Tax written off	(181)	(36.7)	(21.1)
Underlying profit	3,229	656	376
Gain on Toyota sale	874	177.4	101.9
Gain on Pramindo sale	33	6.7	3.8
Loss on non-palm oil sale	(38)	(7.7)	(4.4)
Attributable profit	4,098	831.9	477.6

JC&C's share	2003 US$m	2002 US$m	change
Trading profit (incl. adj.)	137.5	104.4	32%
Forex gain (adj. for Dec)	6.6	19.2	-66%
Tax written off	0.0	(22.4)	n.m.
Underlying profit	144.1	101.2	42%
Gain on Toyota sale	18.8	0.0	n.m.
Palm oil revaluation	8.6	3.4	153%
Gain on debt buyback	6.6	0.0	n.m.
Loss on non-palm oil sale	(1.5)	0.0	n.m.
Loss on Pramindo sale	(1.1)	7.3	n.m.
Bank Universal	0.0	0.3	n.m.
Net contribution	175.5	112.2	56%



Motor

Singapore Motors
2003 Review

- Market grew by 29% to 81,259 units due to high level of scrappage
- Sales grew by 30% to 10,642 units
  - Mercedes-Benz sales increased 32% to 3,179 units, parallel imports decline from 20% to 13%
  - Mitsubishi sales up 34% to 5,372 units
  - Kia sales increased by 18% to 2,091 units
  - Commercial vehicles sales fell 13% to 899 units
- 2002 overheads & tax reduced by reversals

Singapore Motors
The market

	2003	2002	Change
Mercedes-Benz	3,179	2,402	32%
Mitsubishi	5,372	4,005	34%
Kia	2,091	1,773	18%
Total	10,642	8,180	30%
Passenger car market	81,259	62,960	29%
C&C market share	13%	13%	
Commercial vehicles (excluding taxis)	899	1,039	-13%
Commercial Vehicles market	14,364	10,643	35%
C&C market share	6%	10%	

Singapore Motors

	2003 S$m	2002 S$m	Change
Revenue	1,539.5	1,272.9	21%
Contributions:			
Motor operations	38.6	31.0	25%
Auto finance	15.5	10.9	42%
	54.1	41.9	29%
Overheads & interest	(14.9)	(11.3)	32%
Taxation	(7.8)	(2.4)	225%
	31.4	28.2	11%

Cycle & Carriage Bintang 2003 Review

- *Market declined by 7% to 405,010 units due to uncertainty on duty structures*
    - *CCB retailed 1,370 units of Mercedes-Benz, marginally below 2002*
    - *Mazda sales at 998 units were marginally ahead of 2002*
    - *Peugeot sales at 537 units in first full year of operation*
- *Profit severely impacted by loss of Mercedes-Benz distribution & market uncertainty*
- *Special dividend of RM303m paid from cash released from Mercedes-Benz distribution loss*
- *Major redevelopment programme under way on Mercedes-Benz facilities*
- *Purchase of 70% stake in Cycle & Carriage Malaysia from JC&C still awaiting FIC approval*

Cycle & Carriage Bintang
The market

	2003	2002	Change
Mercedes-Benz -retail	1,370	1,379	-1%
Peugeot	537	163	229%
Mazda	68	43	58%
Total	1,975	1,585	25%
Non-national car market	48,137	31,296	54%
CCB market share	4%	5%	
Mercedes-Benz CV	236	394	-40%
Mazda CV	930	930	0%

Cycle & Carriage Bintang

	2003 RMm	2002 RMm	Change
Revenue	871.8	807.9	8%
CCB earnings	25.0	63.4	-61%
Associates earnings	(0.7)	(5.9)	-88%
Profit attributable to shareholders	24.3	57.5	-58%
Shareholders' funds	369.3	664.2	-44%
Earnings per share -basic (sen)	24.7	58.7	-58%

Cycle & Carriage Australia 2003 Review

- *Loss on exit from Hyundai in September 2003 largely offset by write-back of warranty provision & gain on sale of properties. Exit released US$154m*
- *Audi exited in January at a small gain*
- *Remaining activities of motor logistics & finance will be exited at end 2004 without any further loss*

Cycle & Carriage Australia

	2003 US$m	2002 US$m	Change
Revenue	309.3	370.4	-16%
Trading profit/(loss)	0.1	(1.9)	n.m.
Warranty w/back	6.6	0.0	n.m.
Deferred tax w/off	0.0	(5.5)	n.m.
Underlying profit/(loss)	6.7	(7.4)	n.m.
Loss on HADA sale	(2.6)	0.0	n.m.
Property gain	6.2	0.0	n.m.
Exit loss	(12.7)	0.0	n.m.
	(2.4)	(7.4)	-68%

TIL/ Cycle & Carriage New Zealand

Units	2003	2002	change
Heavy trucks	851	535	59%
Kia distribution	584	507	15%
Passenger car	839	964	-13%
Light commercial vehicle	355	410	-13%
Total	2,629	2,416	9%
Revenue (NZ$m)	286.3	247.0	16%
Attributable profit (NZ$m)	9.0	6.4	41%

- Heavy truck market strong with sales of 2,704 units, up 19%. Truck Investments & CCNZ had 32% market share


Property

MCL Land
2003 Review

- *Profit on development properties increased from US$22m to US$29m, mainly due to write-back of provision for loss on Ubi Tech Park*
- *Profit on investment properties, mainly 78 Shenton Way, declined to US$7m due to lower rentals*
- *A writedown on investment properties of US$26m*
- *Land bank replenished during the year*
  - ➢ *2 adjoining freehold plots at Carlisle & Norfolk Roads acquired for US$27m*
  - ➢ *Leasehold site at Bukit Ho Swee acquired for US$43m*
  - ➢ *En-bloc purchase of Calrose Gardens at Yio Chu Kang Road for US$71m approved by Strata Titles Board*

MCL Land
2003 Review

- Good progress made on sale of developments at Balmoral Residences (83%), Robertson 100 (88%), Rio Vista (100%), The Yardley (96%), recently launched Mera East (68%) & Wangsa Maju (87%) in Malaysia
- Launches of the Metz, Mera Prime at Tiong Bahru, Grange Gardens & Norfolk/Carlisle Roads development subject to market conditions
- Further projects targeted in Malaysia

MCL Land

	2003 US$m	2002 US$m	Change
Revenue	133.2	202.3	-34%
Development profit	18.5	21.8	-15%
Investment profit	6.7	8.6	-22%
Overheads	(0.8)	1.9	n.m.
Trading profit	24.4	32.3	-24%
Provision write back	8.8	0.0	n.m.
Profit on sale of JB land	1.8	0.0	n.m.
Underlying profit	35.0	32.3	8%
Revaluation deficit of IP	(26.5)	(30.8)	-14%
Loss on sale of IP	(0.3)	(1.6)	-81%
Loss on liquidation of a subsi.	(2.6)	0.0	n.m.
Gain on sale of an associate	0.0	0.6	n.m.
Net profit	5.6	0.5	n.m.
Shareholders' funds	477.5	470.0	2%
Gearing	14%	15%	
Earnings per share (US cts)	1.5	0.1	n.m.
NAV per share (US cts)	129	127	2%

CCL Group Properties

	2003 S$m	2002 S$m	Change
Operating profit	2.6	3.5	-26%
Revaluation/ translation loss	(7.2)	(7.5)	-4%
Net loss	(4.6)	(4.0)	15%

- Sale of Menara Weld awaiting final approval
- Buyers being sought for remaining Wisma Cyclecarri & vacant site



1Y3-193

C C - Fin
18/02/2004 08:36 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: 4th Quarter 2003 Report of Malaysian Associated Company

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 91 OF 18.02.2004
Announcement No. 91

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

4th Quarter 2003 Report of Malaysian Associated Company

We append below the 4th Quarter 2003 Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange today for information.

CCB-4Q2003 (Summary).p CCB-4Q2003 (Income Statement). CCB-4Q2003 (Balance Sheet).p

CCB-4Q2003 (Statement of Equity).| CCB-4Q2003 (Cashflow).pc CCB-4Q2003 (Notes).pd

Submitted by Ho Yeng Tat, Group Company Secretary on 18/02/2004 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the fourth quarter and year ended 31 December 2003

Highlights

- Special interim dividend paid.
- Results impacted by loss of Mercedes-Benz distribution.
- Sales slow pending changes in vehicle duty structures.
- Margins under pressure.
- Acquisition of Cycle & Carriage (Malaysia) pending regulatory approval.

"The Group achieved a reasonable trading performance, despite 2003 being a difficult year for the motor industry which experienced a 7% contraction. Overall, the loss of the Mercedes-Benz distribution margin in 2003 has inevitably materially impacted results."

Tan Sri Abdul Halim Bin Ali, *Chairman*
18 February 2004

Results

	12 months ended 31 December		
	2003 RM'000	2002 RM'000	Change %
Revenue	**871,761**	807,872	8
Profit from ordinary activities before taxation	**38,391**	87,806	(56)
Net profit attributable to shareholders	**24,304**	57,464	(58)
	Sen	Sen	
Basic earnings per share	**24.72**	58.65	(58)
Diluted earnings per share	**24.72**	58.60	(58)
	As at 31.12.2003 RM'000	As at 31.12.2002 RM'000	
Shareholders' funds	**369,289**	664,154	(44)
	RM	RM	
Net tangible assets per share	**3.67**	6.77	(46)

The results for the financial year ended 31 December 2003 and 31 December 2002 were audited

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the fourth quarter and year ended 31 December 2003

Overview

The Group achieved a reasonable trading performance, despite 2003 being a difficult year for the motor industry which experienced a 7% contraction. Overall, the loss of the Mercedes-Benz distribution margin in 2003 has inevitably materially impacted results.

Performance

The Group recorded an audited profit before taxation of RM38.4 million for the financial year ended 31st December 2003, 56% lower than 2002. The lower profit was primarily due to the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler with effect from 1st January 2003.

The Mercedes-Benz retail operations performed satisfactorily as a whole, despite a difficult second half year brought on by consumers holding back purchases in advance of the government's announcement in January 2004 of changes in the duty structures. The Mazda operations produced an improved result with the clearance of phased out stocks and the introduction of a better model mix. The Peugeot business is also developing well with an increase in dealerships and higher sales.

The Group has undertaken a review of its business processes and human resource requirements in light of the new operating environment. A rationalisation of its business units has begun, and the implementation of a voluntary staff separation scheme has given rise to a charge of RM2.8 million.

The share of results of associated companies improved from a loss of RM4.0 million to a profit of RM0.6 million. The previous financial year's result had been affected by a currency translation loss on Singapore Dollar loans accounted by the Group's 40%-owned associate, CCL Group Properties.

Outlook

The business environment is expected to remain highly competitive in 2004. The Group's trading prospect will be influenced by consumers' response to the new vehicle duty structures as well as the relative weakness of the US Dollar, to which the Ringgit is pegged, against the Euro and Japanese Yen.

Tan Sri Abdul Halim Bin Ali,
Chairman
18 February 2004

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CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the fourth quarter and year ended 31 December 2003

	Note	Unaudited 3 months ended 31.12.2003 RM'000	Unaudited 3 months ended 31.12.2002 RM'000 (As restated)	Audited 12 months ended 31.12.2003 RM'000	Audited 12 months ended 31.12.2002 RM'000 (As restated)
REVENUE	3 & 4	**147,353**	181,448	**871,761**	807,872
EXPENSES EXCLUDING FINANCE COST AND TAX		**(152,890)**	(170,238)	**(852,570)**	(725,483)
OTHER OPERATING INCOME		**5,382**	2,103	**18,823**	9,451
(LOSS)/PROFIT FROM OPERATIONS		**(155)**	13,313	**38,014**	91,840
FINANCE COST		**(247)**	(1)	**(255)**	(5)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**1,415**	1,713	**632**	(4,029)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	3	**1,013**	15,025	**38,391**	87,806
TAXATION	7				
- Company and subsidiary companies		**(3,148)**	(5,651)	**(12,722)**	(28,438)
- associated companies		**(309)**	(479)	**(1,365)**	(1,904)
		(3,457)	(6,130)	**(14,087)**	(30,342)
NET (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**(2,444)**	8,895	**24,304**	57,464
		sen	sen	**sen**	sen
(Loss)/Earnings per share	8				
- basic		**(2.49)**	9.08	**24.72**	58.65
- diluted		**(2.49)**	9.07	**24.72**	58.60

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CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	Audited As at 31 December 2003 RM'000	As at 31 December 2002 RM'000 (As restated)
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	89,812	95,805
Investments in associated companies	1	131,417	160,305
Investments in unquoted shares	5	66,003	-
Deferred tax assets	1	11,399	16,515
CURRENT ASSETS			
Inventories		206,131	390,086
Trade and other receivables		93,800	90,951
Short term investments	10	1,379	1,103
Bank and cash balances		39,769	89,715
		341,079	571,855
CURRENT LIABILITIES			
Provision for liabilities and charges		(29,335)	(27,090)
Trade and other payables		(73,054)	(153,182)
Revolving credit and bankers acceptance	17	(159,610)	-
Bank overdraft	17	(8,374)	-
Taxation		(48)	(34)
		(270,421)	(180,306)
NET CURRENT ASSETS		70,658	391,549
NON CURRENT LIABILITIES			
Deferred taxation		-	(20)
		369,289	664,154
CAPITAL AND RESERVES			
Share capital	12	100,745	98,033
Share premium		23,857	11,944
Reserves		244,687	554,177
		369,289	664,154

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CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the fourth quarter and year ended 31 December 2003 (Audited)

	Note		Non-distributable		Distributable	
		Share capital RM'000	Share premium RM'000	Other reserves RM'000	Revenue reserve RM'000	Total RM'000
At 31 December 2002						
as previously reported		**98,033**	**11,944**	**12,650**	**524,797**	**647,424**
Prior year adjustment	1	**-**	**-**	**-**	**16,730**	**16,730**
At 31 December 2002 as restated		**98,033**	**11,944**	**12,650**	**541,527**	**664,154**
Net profit for the year					**24,304**	**24,304**
Dividend paid for the year ended:	13					
- 31 December 2002 (final)					**(17,646)**	**(17,646)**
- 31 December 2003 (interim)					**(10,608)**	**(10,608)**
- 31 December 2003 (special interim)					**(302,475)**	**(302,475)**
Share of exchange difference arising on consolidation				**548**		**548**
Share of associated company's revaluation reserve				**(3,933)**	**320**	**(3,613)**
Net (loss)/gain not recognised in the income statement		**-**	**-**	**(3,385)**	**320**	**(3,065)**
Issue of share capital						
- exercise of share options		**2,712**				**2,712**
Premium on shares issued			**11,913**			**11,913**
At 31 December 2003		**100,745**	**23,857**	**9,265**	**235,422**	**369,289**
At 31 December 2001						
as previously reported		97,836	11,223	(3,512)	491,989	597,536
Prior year adjustment	1	-	-	-	20,305	20,305
At 31 December 2001 as restated		97,836	11,223	(3,512)	512,294	617,841
Net profit for the year					57,464	57,464
Dividend paid for the year ended:	13					
- 31 December 2001 (final)					(17,643)	(17,643)
- 31 December 2002 (interim)					(10,588)	(10,588)
Share of exchange difference arising on consolidation				13,975		13,975
Share of associated company's revaluation reserve				2,187		2,187
Net gain not recognised in the income statement		-	-	16,162	-	16,162
Issue of share capital						
- exercise of share options		197				197
Premium on shares issued			721			721
At 31 December 2002		98,033	11,944	12,650	541,527	664,154

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the fourth quarter and year ended 31 December 2003

	Note	**Audited** 12 months ended 31.12.2003 RM'000	12 months ended 31.12.2002 RM'000
OPERATING ACTIVITIES			
Cash from operations		**145,448**	157,073
Interest paid		**(607)**	(5)
Interest received		**4,498**	2,018
Taxation paid		**(8,354)**	(62,812)
Net cash flow from operating activities		**140,985**	96,274
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**1,364**	3,764
Purchase of property, plant and equipment		**(3,324)**	(14,046)
Proceeds from disposal of investment		**-**	1,742
Payment for investment	5	**(66,003)**	-
Dividends received		**25,152**	17,874
Net cash flow from investing activities		**(42,811)**	9,334
FINANCING ACTIVITIES			
Proceeds from issue of shares		**14,625**	918
Revolving credit and bankers acceptance	17	**159,610**	-
Dividends paid	13	**(330,729)**	(28,231)
Net cash flow from financing activities		**(156,494)**	(27,313)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(58,320)**	78,295
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		**89,715**	11,420
- END OF PERIOD		**31,395**	89,715

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the fourth quarter and year ended 31 December 2003

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Malaysia Securities Exchange Berhad, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2002 except for the adoption of MASB 25 "Income Taxes" in respect of the recognition of deferred tax assets. In accordance with MASB 25, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. This change in accounting policy has been accounted for retrospectively.

The new accounting policy has the effect of decreasing net profit for the year ended 31 December 2003 by RM5,204,000. The other effects of the change on the Group's financial statements are as follows:

	As previously reported RM'000	Effect of change in policy RM'000	As restated RM'000
At 31 December 2002			
- revenue reserve	524,797	16,730	541,527
- investment in associated companies	160,090	215	160,305
- deferred tax assets	-	16,515	16,515
Financial year ended 31 December 2002			
- net profit for the year	61,039	(3,575)	57,464

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2002 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	*** Investment RM'000**	**Others RM'000**	**Group RM'000**
3 months ended 31 December 2002				
Revenue	181,448	-	-	181,448
Profit before tax	13,608	-	1,417	15,025
3 months ended 31 December 2003				
Revenue	**147,353**	**-**	**-**	**147,353**
(Loss)/profit before tax	**(3,285)**	**2,830**	**1,468**	**1,013**
Financial year ended 31 December 2002				
Revenue	807,872	-	-	807,872
Profit/(loss) before tax	93,369	-	(5,563)	87,806
Financial year ended 31 December 2003				
Revenue	**871,761**	**-**	**-**	**871,761**
Profit/(loss) before tax	**27,529**	**10,952**	**(90)**	**38,391**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter refer to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive an annual net income of RM8.1 million.

For the financial year ended 31 December 2003, the Group recognised the minimum assured amount of RM11.0 million based on time proportion basis.

4 **Seasonal or Cyclical Factors**

There were no major seasonal or cyclical factors affecting the automobile industry.

5 **Individually Significant Item**

Individually significant items for the financial year ended 31 December 2003 were as follows:

a) The Company ceased to have the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

b) Investment of 49% interest in DaimlerChrysler Malaysia Sdn Bhd (a joint-venture with DaimlerChrysler AG), albeit with limited rights for RM66,003,000. DaimlerChrysler Malaysia Sdn Bhd has the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

c) The Group recognised income of RM10,952,000 in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd on a time proportion basis.

d) Gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM845,000.

e) A special interim dividend of RM4.17 per share less 28% income tax amounted to RM302,475,000 was paid on 29 December 2003.

f) Cost of voluntary separation scheme charged to profit and loss amounted to RM2,800,000.

6 **Changes in Estimates**

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter and financial year-to-date.

7 **Taxation**

	3 months ended		**12 months ended**	
	31.12.2003	31.12.2002	**31.12.2003**	31.12.2002
	RM'000	RM'000	**RM'000**	RM'000
		(As restated)		(As restated)
Income tax	**(835)**	1,225	**7,126**	24,598
Prior year under provision	**483**	322	**500**	329
Deferred tax	**3,500**	4,104	**5,096**	3,511
Share of tax in associated companies	**392**	436	**1,456**	1,876
Share of deferred tax in associated companies	**(83)**	43	**(91)**	28
	3,457	6,130	**14,087**	30,342

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Capital expenditure not deductible for tax purpose	**63**	-	**8**	6
Previously unrecognised temporary differences	**-**	-	**(1)**	-
Deferred tax written down	**131**	-	**-**	-
Prior year under provision	**37**	2	**1**	1
Current period/year tax loss not recognised	**82**	11	**1**	-
Average effective tax rate	**341**	41	**37**	35

The effective tax rate for the quarter was high mainly due to a reversal of deferred tax assets previously recognised by a subsidiary following a downward revision of its probable future profits.

8 (Loss)/earnings per Share

	3 months ended		12 months ended	
	31.12.2003	31.12.2002 (As restated)	**31.12.2003**	31.12.2002 (As restated)
(a) Basic (loss)/earnings per share				
Net (loss)/profit for the period (RM'000)	**(2,444)**	8,895	**24,304**	57,464
Weighted average number of ordinary shares in issue ('000)	**98,311**	97,986	**98,311**	97,986
Basic (loss)/earnings per share (sen)	**(2.49)**	9.08	**24.72**	58.65
(b) Diluted (loss)/earnings per share				
Net (loss)/profit for the period (RM'000)	**(2,444)**	8,895	**24,304**	57,464
Weighted average number of ordinary shares:				
- in issue ('000)	**98,311**	97,986	**98,311**	97,986
- adjustment for share options ('000)	**2**	83	**2**	83
- for diluted (loss)/earnings per share calculation ('000)	**98,313**	98,069	**98,313**	98,069
Diluted (loss)/earnings per share (sen)	**(2.49)**	9.07	**24.72**	58.60

9 Sales of Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments for the current quarter and financial year-to-date.

b) Investment as at 31 December 2003

	RM'000
At cost	**3,356**
At book value	**1,379**
At market value	**1,379**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

During the financial year ended 31 December 2003, 2,712,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

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13 Dividends

	12 months ended 31 December 2003		12 months ended 31 December 2002	
	Gross dividend per share sen	**Amount of dividend net of 28% tax RM'000**	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000
Final dividend approved by shareholders in respect of the financial year ended 31 December 2002, paid on 23 June 2003 (2002 : paid on 3 June 2002)	**25**	**17,646**	25	17,643
Interim dividend declared in respect of the financial year ended 31 December 2003, paid on 12 September 2003 (2002 : paid on 9 September 2002)	**15**	**10,608**	15	10,588
Special interim dividend declared in respect of the financial year ended 31 December 2003, paid on 29 December 2003 (2002 : Nil)	**417**	**302,475**	-	-

The Board of Directors recommend the payment of a final gross dividend of 10 sen per share on 100,744,500 ordinary shares, less income tax, amounting to RM7,254,000, in this quarter, which subject to the approval of shareholders at the forthcoming Annual General Meeting of the Company, will be paid on or about 25 June 2004 to shareholders whose names appear in the Company's Register of Members and Record of Depositors on 4 June 2004.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 December 2003, the open position of foreign currency forward contracts entered into by the Company was RM9.9 million (the fair value was a favourable net position of RM0.7 million), of which RM2.9 million has been closed as at 12 February 2004. The total amount of foreign currency forward contracts entered into after 31 December 2003 by the Company was RM2.2 million, all of which were still outstanding as at 12 February 2004.

The details of the open contracts as at 12 February 2004 are as follows:

Maturity	Foreign Currency Amount		RM
	EURO	Yen	Equivalent
More than 1 month, less than 3 months	964,594	100,000,000	7,697,593
More than 3 months, less than 6 months	-	40,000,000	1,445,280
Total	964,594	140,000,000	9,142,873
The fair value as at 12 February 2004 was a favourable net position of			595,416

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the discontinuing operations as disclosed in Note 5 and Note 22.

16 Status of Corporate Proposals

On 5 November 2003, the Company entered into a sale and purchase agreement with Jardine Cycle & Carriage Limited (formerly known as Cycle & Carriage Limited), the vendor of Cycle & Carriage (Malaysia) Sdn Bhd ("CCM"), to acquire the remaining 21,700,000 ordinary shares of RM1.00 each in CCM, representing 70% of the issued and paid-up share capital of CCM for a total cash consideration of RM30,263,100, subject to adjustment to be made to the purchase consideration. The final purchase consideration will be adjusted based on the Net Tangible Asset value of CCM as at the last day of the month immediately preceding the date of the last condition precedent being fulfilled. The completion of the proposed acquisition is pending the approval of the Foreign Investment Committee.

Other than the above proposed acquisition, there were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

Group borrowings and debt securities as at 31 December 2003:

(a)	**RM'000**
(i) Bankers acceptance	91,610
(ii) Revolving credit	68,000
(iii) Bank overdraft	8,374
Total	167,984

(b) All the borrowings were short term, unsecured and were denominated in Ringgit Malaysia.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2002.

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the accounts in prior years.

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee claimed RM8 million plus interest accrued thereon being alleged wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd.

This Originating Summons was dismissed by the Court on 6 January 2004. Hup Lee subsequently served a Writ of Summons against the Company on 10 February 2004 on the above claim. Based on legal advice, the directors believe that the Company has a reasonable chance of successfully defending the action.

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20 Capital Commitments

Capital Commitments of the Group as at 31 December 2003 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	5,997
Approved but not contracted	1,451
Total	7,448

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The fourth quarter unaudited profit before taxation of the Group was RM1.0 million, compared to RM9.5 million recorded in the third quarter. The results were affected by stock write-down, allowances for doubtful debts, renovation of properties, charges under staff voluntary separation scheme and interest expense incurred on trade financing. The slow down in sales in the last quarter pending Government's announcement on vehicle duty structure changes, effective 2004, has also affected the results. The share of results of associated companies improved from RM1.0 million to RM1.4 million as the Group's 40% owned associate, CCL Group Properties revised upwards the value of one of its investment property based on an indicative offer price.

22 Review of Revenue and Profit from Operations

An analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd as mentioned in Note 5 above is as follows:

	3 months ended		12 months ended	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Revenue				
Discontinuing operation	9,416	68,634	265,253	293,894
Continuing operations	137,937	112,814	606,508	513,978
	147,353	181,448	871,761	807,872
(Loss)/profit from operations				
Discontinuing operation	5,920	7,566	8,848	51,269
Continuing operations	(6,075)	5,747	29,166	40,571
	(155)	13,313	38,014	91,840

Discontinuing Operation

During the transitional period, wholesale margins were derived from clearance of Mercedes-Benz stocks carried over, most of which have been sold. Included in the results was a reversal of RM4.2 million in staff voluntary separation charge being reclassification to continuing operations in view of redeployment of staff to these operations.

Continuing Operations

The Mercedes-Benz retail business recorded unit sales of about the same level for passenger cars, but fewer commercial vehicles compared to the previous financial year. The business saw increasing pressure on margins as competition intensified. Unit sales in the second half were affected by customers deferring their vehicle purchases pending the government's announcement of impending changes to vehicle duty structures.

The performance of the Mazda operations improved with the clearance of phased out models and the introduction of a better model mix.

The Peugeot operations continued to improve. With strong support from the principal and intensive efforts in brand building, the marque is expected to increase penetration of the market.

The rationalisation of the Group's organisation structure and staff force has resulted in a charge of RM7.0 million as staff voluntary separation costs of the continuing operations. The net charge to the Group profit and loss was RM2.8 million.

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23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 31 December 2003 that have not been reflected in the financial statements for the period ended 31 December 2003 up to the date of issue of this quarterly report.

- end -

For further information, please contact: Mr. Joshua Chetwode, Director of Finance at Tel: 03-79678777

Full text of the Quarterly Announcement for the fourth quarter ended 31 December 2003 can be accessed through the internet at www.klse.com.my.

NO. 192.

MASNET No. 53 OF 04.02.2004
Announcement No. 53

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 04/02/2004

2. Name of Substantial Shareholder:
JSH Asian Holdings Limited
Jardine Strategic Holdings Limited
JMH Investments Limited
Jardine Matheson Holdings Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 30/01/2004

2. The change in the percentage level: From 53.45% to 56.27%

3. **Circumstance(s) giving rise to the interest or change in interest:** Others
Please specify details: Please see ** below.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of a transaction. Please also see ** below.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	175,421,894
As a percentage of issued share capital:	0	53.45
No. of shares held after the change:	0	184,688,808
As a percentage of issued share capital:	0	56.27

** On 30th January 2004, Jardine Strategic Malaysian Investments Pte Limited ("JSMI") entered into an agreement (the "Agreement") for, inter alia, the purchase by JSMI of 9,266,914 ordinary shares of S$1.00 each ("JC&C Shares") in Jardine Cycle & Carriage Limited, subject to the fulfillment of certain terms and conditions of the Agreement.

Accordingly, JSMI is deemed to be interested in the 9,266,914 JC&C Shares referred to above by virtue of Section 7 of the Companies Act (Cap. 50).

Upon completion of the purchase of shares contemplated under the Agreement, JSMI will directly hold a total of 19,844,990 JC&C Shares.

By way of direct/indirect substantial shareholding interest in JSMI, JSH Asian Holdings Limited ("JSH Asian"), Jardine Strategic Holdings Limited ("JSH"), JMH Investments Limited ("JMHI") and Jardine Matheson Holdings Limited ("JMH") are deemed to be interested in JSMI's interest in JC&C.

In addition, JSH Asian, JSH, JMHI and JMH are also deemed to be interested in the 164,843,818 JC&C Shares held by Jardine Strategic Singapore Pte Limited ("JSS") by way of their direct/indirect substantial shareholding interest in JSS.

Accordingly, JSH Asian, JSH, JMHI and JMH are deemed to be interested in a total of 184,688,808 JC&C Shares, representing approximately 56.27% of the issued share capital of JC&C at the date of this notification.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/02/2004 to the SGX

/No. 191.

MASNET No. 51 OF 04.02.2004
Announcement No. 51

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	04/02/2004
2. Name of Substantial Shareholder:	Jardine Strategic Malaysian Investments Pte Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☒ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	30/01/2004
2. Name of Registered Holder:	Lim & Tan Securities Pte Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Please see ** below

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	10,578,076
As a percentage of issued share capital:	3.22
No. of shares which are the subject of this notice:	9,266,914
As a percentage of issued share capital:	2.82
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	Please see ** below
No. of shares held after the change:	19,844,990
As a percentage of issued share capital:	6.05

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From -% to -%
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	10,578,076	0
As a percentage of issued share capital:	3.22	0
No. of shares held after the change:	10,578,076	9,266,914
As a percentage of issued share capital:	3.22	2.82

** On 30th January 2004, Jardine Strategic Malaysian Investments Pte Limited ("JSMI") entered into an agreement (the "Agreement") for, inter alia, the purchase by JSMI of 9,266,914 ordinary shares of S$1.00 each ("JC&C Shares") in Jardine Cycle & Carriage Limited, subject to the fulfillment of certain terms and conditions of the Agreement.

Accordingly, JSMI is deemed to be interested in the 9,266,914 JC&C Shares referred to above by virtue of Section 7 of the Companies Act (Cap. 50).

Submitted by Ho Yeng Tat, Group Company Secretary on 04/02/2004 to the SGX

No. 190.

C C - Fin
14/01/2004 05:44 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Changes in the Composition of Audit Committee

There is an announcement from JARDINE CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 44 OF 14.01.2004
Announcement No. 44

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Changes in the Composition of Audit Committee

The Board of Directors of Jardine Cycle & Carriage Limited wishes to announce that Mr. Anthony Nightingale has stepped down as an Audit Committee Member with effect from 13 January 2004. Mr. Nightingale remains as a Director and Chairman of the Board of Directors.

Mr. Brian Keelan, a Non-Executive Director, has been appointed as a Member of the Audit Committee in place of Mr. Nightingale with effect from 13 January 2004.

Accordingly, the Audit Committee now comprises:

Chairman
Mr. Hassan Abas (Independent, Non-Executive Director)

Members
Mr. Alan Yeo Chee Yeow (Independent, Non-Executive Director)
Mr. Lim Ho Kee (Independent, Non-Executive Director)
Mr. Chang See Hiang (Independent, Non-Executive Director)
Mr. Boon Yoon Chiang (Non-independent, Non-Executive Director)
Mr. Brian Keelan (Non-independent, Non-Executive Director)

Submitted by Ho Yeng Tat, Group Company Secretary on 14/01/2004 to the SGX

NO-189

MASNET No. 43 OF 31.12.2003
Announcement No. 43

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

CHANGES TO BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS FROM THE YEAR ENDED 31 DECEMBER 2003

(I) ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
(II) USE OF US DOLLAR AS THE PRESENTATION CURRENCY
(III) CONSOLIDATION OF CYCLE & CARRIAGE BINTANG BERHAD AS A SUBSIDIARY

Cycle & Carriage Limited ("CCL" or the "Company") wishes to announce that the following changes will be made to its financial statements, starting with its Full-year Financial Statements and Dividend Announcement for the year ended 31 December 2003 scheduled for release in late February 2004.

I. Adoption of International Financial Reporting Standards ("IFRS") and
II. Use of US dollar as the presentation currency

The Company and the CCL Group ("Group") will prepare their financial statements in accordance with IFRS for which approval from the Registrar of Companies and Businesses has been granted, and will present their financial statements in US dollars, from the financial year ended 31 December 2003.

The rationale for these changes is set out below.

The readership of the Company's and the Group's financial statements are spread internationally as the Group operates regionally in Singapore, Indonesia, Malaysia, Australia and New Zealand. The Company believes that the needs of these readers would be better served through the adoption of IFRS and an international currency such as the US dollar. Additionally, the Company became a subsidiary of Jardine Strategic Holdings Limited in November 2002 and the Company's ultimate holding company is Jardine Matheson Holdings Limited ("JMH"). JMH's financial statements are prepared in accordance with IFRS and are presented in US dollars. The adoption of IFRS and the use of US dollar as the presentation currency would enable the accounting policies and presentation currencies to be aligned with that of JMH's.

To serve the needs of the local readers, the US/Singapore dollar exchange rates used will be shown in the Company's financial statements to enable easy conversion, and a Three Year Summary of the key financial information in the Annual Report will be shown in both Singapore and US dollars.

III. Consolidation of Cycle & Carriage Bintang Berhad ("CCB")

As of 31 December 2003, the Company will be consolidating CCB instead of equity accounting it as an associate. The Company has a 46.8% stake in CCB, and a further 12.3% stake is held by J. I. Motor Holdings B.V. ("JIM"), a fellow subsidiary within the JMH Group. On 31 December 2003, JIM delegated oversight of the financial and operating policies of CCB to the Company in respect of its stake, thereby giving the Company effective management control over CCB. Under the relevant accounting policies, the definition of subsidiaries extends to those companies in which a group has power to exercise control over their financial and operating policies so as to obtain benefits from their activities. Following the delegation of authority to the Company by JIM, the Company will be consolidating the financial position of CCB as a subsidiary in the 2003 financial statements.

Submitted by HO YENG TAT, GROUP COMPANY SECRETARY on 31/12/2003 to the SGX

/NO ·/88'

MASNET No. 23 OF 31.12.2003
Announcement No. 23

CYCLE & CARRIAGE LIMITED

CHANGE OF COMPANY'S NAME TO JARDINE CYCLE & CARRIAGE LIMITED

We are pleased to announce that the notice of resolution of change of company name has been lodged today with the Registrar of Companies and Businesses for the change of the Company's name to Jardine Cycle & Carriage Limited and that the change of name has taken effect.

Shareholders had earlier approved the changing of the Company's name at an Extraordinary General Meeting of the Company last month.

The Company's new name acknowledges its parentage and integration within the Jardine Matheson Group while retaining the value of Cycle & Carriage's distinguished 100-year operating history.

Submitted by HO YENG TAT, GROUP COMPANY SECRETARY on 31/12/2003 to the SGX

No. 187.

C C - Fin
17/12/2003 12:45 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage Limited's Rights Issue: Use of Proceeds

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 14 OF 17.12.2003
Announcement No. 14

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage Limited's Rights Issue: Use of Proceeds

Cycle & Carriage Limited (the "Company") wishes to announce that it has utilised the balance of the net proceeds of the one-for-three rights issue of the Company (which closed on 2 September 2003), amounting to S$116.7 million, to redeem part of its outstanding floating rate notes which matured at the end of November 2003.

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

17 December 2003
Singapore

Submitted by Ho Yeng Tat, Group Company Secretary on 17/12/2003 to the SGX

No. 186.

C C - Fin
17/12/2003 12:43 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 13 OF 17.12.2003
Announcement No. 13

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 16 December 2003 purchased from the market 507,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR2.3 billion (approximately S$460,000).

The Additional Shares increased CCL's shareholding in Astra from 37.16% to 37.18%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/12/2003 to the SGX

1/20. /85.

C C - Fin
15/12/2003 12:38 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 9 OF 15.12.2003
Announcement No. 9

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 12 December 2003 purchased from the market 3,204,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR14.4 billion (approximately S$2.9 million).

The Additional Shares increased CCL's shareholding in Astra from 37.08% to 37.16%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 15/12/2003 to the SGX

NO. 184.

C C - Fin
11/12/2003 12:44 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 7 OF 11.12.2003
Announcement No. 7

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 10 December 2003 purchased from the market 3,516,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR15.8 billion (approximately S$3.2 million).

The Additional Shares increased CCL's shareholding in Astra from 37.00% to 37.08%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/12/2003 to the SGX

No. 163.

C C - Fin
03/12/2003 12:38 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 11 OF 03.12.2003
Announcement No. 11

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 2 December 2003 purchased from the market 5,997,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,499 per share for a total consideration of about IDR26.9 billion (approximately S$5.5 million).

The Additional Shares increased CCL's shareholding in Astra from 36.85% to 37.00%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/12/2003 to the SGX

No. 182.

C C - Fin
27/11/2003 05:26 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Extraordinary General Meeting

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 48 OF 27.11.2003
Announcement No. 48

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Extraordinary General Meeting

Cycle & Carriage Limited wishes to announce that at its Extraordinary General Meeting ("EGM") held today the special resolution in respect of the change of name of Cycle & Carriage Limited to "Jardine Cycle & Carriage Limited" contained in the Notice of EGM dated 3 November 2003, circulated earlier to the shareholders, was duly passed at the meeting. The name change will take effect from 1 January 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/11/2003 to the SGX

/Vo. /81/.

C C - Fin
11/24/2003 09:01 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage Limited to Divest its Interest in Audi Australia Pty Ltd

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 80 OF 24.11.2003
Announcement No. 80

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Cycle & Carriage Limited to Divest its Interest in Audi Australia Pty Ltd

Cycle & Carriage Limited ("CCL") wishes to announce that it and its wholly-owned subsidiary, Cycle & Carriage (Australia) Pte Ltd ("CCA"), have on 24 November 2003 entered into a Share Sale Agreement with AUDI AG in respect of the sale of CCA's 50% stake in Audi Australia Pty Ltd ("Audi Aust") to AUDI AG (the "Sale") for a total cash consideration of A$7.5 million. The consideration is based on the net tangible value of the Sale Shares as provided for in the joint venture agreement dated 30 December 2000 between AUDI AG, CCL, CCA and Audi Aust.

Audi Aust is the exclusive importer and distributor of Audi cars, parts and accessories in Australia. It is a joint venture set up in January 2001 between CCA and AUDI AG with each party having a 50% stake in the company.

The Sale is subject to the approval of the Supervisory Board of AUDI AG. Subject as aforesaid, completion of the Sale is scheduled to take place at the end of the year. Upon completion of the Sale, the CCL Group will cease to have any interest in Audi Aust.

The Sale is not expected to have a significant impact on the earnings per share and the net tangible assets of the CCL Group for the current financial year ending 31 December 2003.

None of the directors or substantial shareholders of CCL has any interest, direct or indirect, in the Sale.

Submitted by Ho Yeng Tat, Group Company Secretary on 24/11/2003 to the SGX

NO. 180.

C C - Fin
21/11/2003 07:02 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 118 OF 21.11.2003
Announcement No. 123

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market 5,051,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,496 per share for a total consideration of about IDR22.7 billion (approximately S$4.6 million).

The Additional Shares increased CCL's shareholding in Astra from 36.72% to 36.85%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/11/2003 to the SGX

NO. 179.

C C - Fin
21/11/2003 12:44 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 12 OF 21.11.2003
Announcement No. 13

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 20 November 2003 purchased from the market 1,318,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,450 per share for a total consideration of about IDR5.9 billion (approximately S$1.2 million).

The Additional Shares increased CCL's shareholding in Astra from 36.69% to 36.72%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/11/2003 to the SGX

No. 178.

C C - Fin
20/11/2003 06:39 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Announcement of Malaysian Associated Company, Cycle & Carriage Bintang Berhad

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 63 OF 20.11.2003
Announcement No. 63

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Announcement of Malaysian Associated Company, Cycle & Carriage Bintang Berhad

We append below for information an announcement released by our Malaysian associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today.

"QUOTE"

Special Interim Dividend

The Board of Directors of the Company is pleased to announce a Special Interim Dividend of 417 sen per share less 28% tax, amounting to a net dividend of 300 sen per share. The total cash payment is RM295 million based on the present share capital of 98,271,500 shares and could go up to RM304 million if all the outstanding employees share options of 3,013,000 shares are exercised before the Entitlement Date.

NOTICE IS HEREBY GIVEN THAT the Register of Members will be closed from 20 December 2003 to 21 December 2003, both dates inclusive to determine shareholders' entitlement to the Special Interim Dividend. The Special Interim Dividend of 417 sen per share less 28% tax will be paid on 29 December 2003 to shareholders whose names appear in the Register of Members and Record of Depositors on 19 December 2003 ("Entitlement Date").

FURTHER NOTICE IS HEREBY GIVEN THAT a Depositor shall qualify for the dividend entitlement only in respect of:

(a) shares deposited into the Depositor's Securities Account before 12.30 p.m. on 17 December 2003 in respect of shares which are exempted from mandatory deposit;

(b) shares transferred into the Depositor's Securities Account before 4.00 p.m. on 19 December 2003 in respect of ordinary transfers; or

(c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Since the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn

Bhd effective January 2003, the Company has accumulated substantial cash as the working capital requirement has reduced.

The Special Interim Dividend is consistent with the Company's on-going initiative to improve shareholder value and return surplus funds not earmarked for operational needs or for investment in the foreseeable future.

The Special Interim Dividend payment will reduce the Net Tangible Assets of the Group by up to RM304 million and is not expected to have any material effect on the earnings of the Group for the financial year ending 31 December 2003.

None of the Directors or substantial shareholders of the Company or persons connected with the Directors or substantial shareholders of the Company have any interest, direct or indirect in the Special Interim Dividend, save for their respective entitlements (if any) to the Special Interim Dividend, which will be in proportion to their shareholdings in the Company as at the Entitlement Date and for which all shareholders of the Company are entitled to.

Submitted by Ho Yeng Tat, Group Company Secretary on 20/11/2003 to the SGX

NO. 177.

C C - Fin
20/11/2003 12:38 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 7 OF 20.11.2003
Announcement No. 7

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 19 November 2003 purchased from the market 2,220,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,424 per share for a total consideration of about IDR9.8 billion (approximately S$2.0 million).

The Additional Shares increased CCL's shareholding in Astra from 36.64% to 36.69%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 20/11/2003 to the SGX

No. 176.

C C - Fin
19/11/2003 12:41 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 8 OF 19.11.2003
Announcement No. 8

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 18 November 2003 purchased from the market 1,924,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,402 per share for a total consideration of about IDR8.4 billion (approximately S$1.7 million).

The Additional Shares increased CCL's shareholding in Astra from 36.59% to 36.64%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/11/2003 to the SGX

/120 - 175

C C - Fin
18/11/2003 12:38 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 19 OF 18.11.2003
Announcement No. 19

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 17 November 2003 purchased from the market 2,686,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,398 per share for a total consideration of about IDR11.8 billion (approximately S$2.4 million).

The Additional Shares increased CCL's shareholding in Astra from 36.5% to 36.6%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/11/2003 to the SGX

NO. 174.

C C - Fin
17/11/2003 12:37 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 7 OF 17.11.2003
Announcement No. 7

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 14 November 2003 purchased from the market 3,742,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,463 per share for a total consideration of about IDR16.7 billion (approximately S$3.4 million).

The Additional Shares increased CCL's shareholding in Astra from 36.4% to 36.5%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/11/2003 to the SGX

No. 173.

C C - Fin
14/11/2003 12:39 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: *Cycle & Carriage increases shareholding in PT Astra International Tbk*

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 8 OF 14.11.2003
Announcement No. 8

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 13 November 2003 purchased from the market 6,317,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,471 per share for a total consideration of about IDR28.2 billion (approximately S$5.8 million).

The Additional Shares increased CCL's shareholding in Astra from 36.3% to 36.4%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/11/2003 to the SGX

No. 172.

C C - Fin
13/11/2003 12:38 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage increases shareholding in PT Astra International Tbk

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 10 OF 13.11.2003
Announcement No. 10

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Cycle & Carriage increases shareholding in PT Astra International Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 12 November 2003 purchased from the market 6,741, 000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,499 per share for a total consideration of about IDR30.3 billion (approximately S$6.2 million).

The Additional Shares increased CCL's shareholding in Astra from 36.1% to 36.3%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/11/2003 to the SGX

NO. 171.

C C - Fin
05/11/2003 05:56 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Cycle & Carriage Limited Enters into Sale & Purchase Agreement to Divest its Interest in Cycle & Carriage (Malaysia) Sdn Bhd

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 53 OF 05.11.2003
Announcement No. 53

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Cycle & Carriage Limited Enters into Sale & Purchase Agreement to Divest its Interest in Cycle & Carriage (Malaysia) Sdn Bhd

Cycle & Carriage Limited ("CCL") wishes to announce that it has today entered into a Sale & Purchase Agreement with Cycle & Carriage Bintang Berhad ("CCB") for the sale by CCL of its 70% shareholding in Cycle & Carriage (Malaysia) Sdn Berhad ("CCM") to CCB (the "Sale"). CCB holds the remaining 30% in CCM.

CCM is a multi-franchised dealer of vehicles in Malaysia handling Proton, Mazda, Kia, Hyundai, Isuzu and National Truck. It also provides after-sales services and hire purchase financing and deals in used cars.

CCB, an associated company of CCL, is listed on The Kuala Lumpur Stock Exchange.

Relevant Terms of the Sale

The Sale, which is in respect of 21,700,000 shares of RM1.00 each fully paid in CCM, is for an aggregate cash consideration of RM30.3 million (approximately S$13.9 million). The consideration, arrived at on commercial arm's length basis, represents 70% of the net tangible asset value of CCM of RM43.2 million as at 30 September 2003. The consideration is subject to adjustment to reflect the net tangible asset value of CCM following the fulfilment of the condition precedent to the Sale, and the consideration will be paid on completion of the Sale.

The Sale is subject to the approval of the Foreign Investment Committee of Malaysia. Subject as aforesaid, completion of the Sale is expected to take place in the first quarter of 2004.

Rationale for the Sale

The rationale for the sale from CCL's viewpoint is two-fold. Firstly, it is to strengthen CCB and help it to become a leading multi-franchise operator in Malaysia. CCB has been refocusing its business after it became a Mercedes-Benz dealer in Malaysia, leaving it with 2 other smaller distributorships, Peugeot and Mazda. Secondly, this would be in line with CCL's objective to streamline its motor operations in Malaysia through CCB.

Effects of the Sale

Following the completion of the Sale, CCM will cease to be a subsidiary of CCL, and will become wholly-owned by CCB, in which CCL has a 48.0% shareholding interest.

The Sale is not expected to have a material impact on the CCL Group's net tangible assets and earnings per share for the current financial year ending 31 December 2003.

1Yo/70-

C C - Fin
03/11/2003 05:16 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Notice Of Extraordinary General Meeting

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 39 OF 03.11.2003
Announcement No. 44

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at The Conference Room, Level 3, 239 Alexandra Road, Singapore 159930, on Thursday, 27 November 2003 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

That the name of the Company be changed to "Jardine Cycle & Carriage Limited" and that the name "Jardine Cycle & Carriage Limited" be substituted for "Cycle & Carriage Limited" wherever the latter name appears in the Company's Memorandum and Articles of Association.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 3 November 2003

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. An instrument appointing a proxy must be deposited at the office of the Company's share registrar, M&C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time for holding the Extraordinary General Meeting.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/11/2003 to the SGX

No. 164.

C C - Fin
31/10/2003 05:35 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: NINE MONTHS 2003 REPORT OF PT ASTRA INTERNATIONAL TBK

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 46 OF 31.10.2003
Announcement No. 46

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

NINE MONTHS 2003 REPORT OF PT ASTRA INTERNATIONAL TBK

We append below the nine months 2003 report, comprising the progress report and the unaudited financial statements for the nine months ended 30 September 2003 released by our 36.3% associated company, PT Astra International Tbk, to the Jakarta Stock Exchange today for information.

Astra Progress Report (30sep03).p Astra Consolidated FinStatement (30sep03)

Submitted by Ho Yeng Tat, Group Company Secretary on 30/10/2003 to the SGX

PT Astra International, Tbk
Company Consolidated Progress Report (Unaudited) as of September 2003

Group consolidated net revenue for the 9M'2003 was **Rp 24.2 tn**, an increase of 4.6% on the previous year's figures. Group **operating income** increased by 25.0% from **Rp 2.07 tn** (9M'2002) to **Rp 2.59 tn** (9M'2003), contributed mainly by the automotive business (especially Toyota), financial services, and agribusiness.

In addition, due to lower outstanding loans and the appreciation of the IDR against the USD, net financing charges decreased from Rp 315 bn to Rp 213 bn., but the gain on forex decreased from **Rp 912 bn** (9M'2002) to **Rp 185 bn** (9M'2003). The group also booked a gain on sale of investments in shares amounting to Rp 1.5 tn. (pre tax), an increase of Rp 1.3 tn. compared to the same period of the previous year. Net profit increased from **Rp 2.88 tn** bio (9M'2002) to **Rp 3.70 tn** (9M'2003).

The progress of the Group's business performance is described below:

1. **Automotive Division**

   a. **Four Wheeler Group**
   In 9M' 2003, total domestic car sales rose to **268,550 units** from **240,458 units** in 9M'2002 or **11.7%** higher yoy. Astra itself recorded total sales of **112,642 units**, increasing from **103,744 units** in 9M'2002, due mainly to Toyota products whilst Isuzu products decreased due to the fall in demand for diesel vehicles. Astra's market share dropped from **43.1%** in 9M'2002 to **41.9%** in 9M' 2003.

   b. **Two Wheeler Group (Honda)**
   The motorcycle business experienced a much higher growth compared to four wheelers. Total sales volume in the domestic market reached **2,241,228 units** in 9M' 2003 or **21.5%** higher than 9M' 2002 sales volume of **1,844,112 units.**
   Honda motorcycle sales recorded the highest domestic sales volume of **1,179,909 units** in 9M'2003 or **12.6%** higher yoy. Honda was still the leading brand in the 2W market with a market share of **52.6%** (9M'2003), although lower than the previous year's of **56.8%** (9M'2002). During the same period, the market share for CBU motorcycles *(non AISI members)* fell from **8.6%** (9M'2002) to **7.8%** (9M'2003).

   c. **Components Group**
   The components division recorded total sales of **Rp 1.44** tn in 9M'2003 or slightly higher than that of 9M'2002 (Rp 1.38 tn). The biggest contribution to revenue came from the replacement market (51%), followed by the original equipment market (32%) and export sales (17%).

2. **Automotive Financing Division**
   The number of motorcycles financed in 9M'2003 increased by **13.0%** to **351,687 units** from **311,172 units** in 9M'2002 in line with the high growth of the motorcycle market in Indonesia. Cars financed increased by **25.8%** from **41,298 units** in 9M' 2002 to **51,941 units** in 9M' 2003.

3. **Information Technology Division**
   The information technology division booked net sales value of **Rp 531 bn** in 9M'2003 or **8.3%** lower than that of 9M'2002 of **Rp 580 bn**. Document solution which was still the biggest contributor to sales, recorded **53%** of total sales while the remainder came from IT Solution (47%).

4. **Agribusiness Division**

For 9M'2003, the agribusiness division experienced an increase in both sales volume and net revenue. In terms of revenue, the agribusiness division recorded **Rp 1.74 tn** in 9M'2003 or **20.4%** higher yoy. Meanwhile, crude palm oil ("CPO") sales volume increased by **16.8%** to reach **386,388 tons** in 9M' 2003 compared **to 330,720 tons** in 9M'2002. Average selling price of AAL's CPO increased by **7.6%** from **Rp 2,992/kg** in 9M' 2002 to **Rp 3,220/kg** in 9M'2003.

Important events :

1. Debt Buy Back and Regular Debt Payment

a. **Debt Buy Back**

- **Series III**

  The Company conducted a Debt Buyback Programme of its Series III debt in February 2003, buying back **USD 10.7 mn** and **Rp 34.2 bn** at an average price 69% using the Bond Sinking Funds.

- **Series II**

  The Company conducted a Debt Buyback Programme of its Series II debt in July 2003 buying back **USD 114.1 mn** and **Rp 35.9 mn** at an average price of **97.5%** using the Rights Issue Funds.

b. **Regular Debt Payment**

In March 2003, June 2003, and September 2003, the company paid debts which had become due of US$ 65.2 mn and Rp 81 bn.

As a consequence of the debt buy back and regular debt payments, total company debt reduced from **USD 690 mn** and **Rp 878 bn** in December 2002 to **USD 506 mn** and **Rp 749 bn in September 2003.**

2. **Toyota Restructuring**

Following Astra shareholders' approval of May 22, 2003 on the plan to sell **46%** of the shares in PT. Toyota-Astra Motor owned by Astra to Toyota Motor Corporation ("TMC"), a Sale and Purchase Agreement ("SPA") of the said shares was signed on July 4, 2003 at a price of **US$ 226 mn** ("Toyota Divestment Transaction").

The Toyota Divestment Transaction is part of the Toyota business restructuring, whereby, the Toyota business in Indonesia will be handled through 2 (two) companies, i.e. distribution company where Astra and TMC own **51%** and **49%** respectively; and manufacturing company where Astra and TMC own **5%** and **95%** respectively.

The restructuring was completed and become effective on September 30, 2003 when the Sale and Purchase Deed was signed. "TMC" has paid USD 226 mn on September 30, 2003. 75% of the net proceeds will be used by Astra to prepay debts, both Series II and III, in compliance with Astra's debt restructuring agreement.

Astra Net Income Rose Significantly to Rp 3.70 Trillion, 28% Higher

PT Astra International Tbk ("ASII or Company") net revenue for the nine-month period 2003 (January – September) reached Rp 24.2 trillion, or 4.6% higher compared to previous year in the same period. In the meantime, operating income also increased by 25.0% from Rp 2.07 trillion in 2002 to Rp 2.59 trillion in 2003, as a result of stronger earnings from automotive, primarily Toyota, financial services and agribusiness.

The Company booked 28% higher net income from Rp 2.88 trillion in 2002 to Rp 3.70 trillion in 2003 due to a reduction in net financing charges, an increase in gain on sales of investments and offset by a decrease in the gain on foreign exchange. Budi Setiadharma, President Director, said "We are pleased that Astra can achieve good results from its nine-month performance. It reflects the increase in our revenue, operating income and net income mainly contributed from automotive, financial services and agribusiness divisions."

The Company's four-wheeler automotive business division sales rose to 112,642 units in 2003 from 103,744 units in 2002, or 8% higher. The main increase came from Toyota and followed by Daihatsu, Isuzu, BMW, Peugeot and Nissan-Diesel Truck. However, Company's market share slightly reduced from 43.1% in 2002 to 41.9% in 2003, mainly due to sales decline in Isuzu diesel engine vehicles.

Two wheeler sales 12.6% higher

Meanwhile, the Honda motorcycle business experienced higher growth compared to four wheelers. It recorded domestic sales volume of 1,179,909 units in 2003 or 12.6% higher compared to 2002. Honda is still the leading brand in the two-wheeler market with 52.6% market share for the nine-month period to 30 September 2003.

The components division total sales slightly increased to Rp 1.44 trillion in 2003 from Rp 1.38 trillion in 2002. The major revenue contribution came from replacement market, followed by original equipment market and export sales.

Along with the increase in domestic automotive sales, both automobile and motorcycle financing booked higher sales by 25.8% and 13.0% respectively, financing 41,298 car units and 351,687 motorcycle units in the nine-month period.

Agribusiness revenue 20% higher

As at end September 2003, the agribusiness division achieved revenue of Rp 1.74 trillion or 20.4% higher than 2002, mostly due to increase in production and crude palm oil ("CPO") price. CPO production rose 16.8% from 330,720 tons in 2002 to 386,388 tons in 2003, while average selling price of CPO increased by 7.6%.

Corporate Actions in 2003

The Company repurchased its Series III debts in February 2003 amounting USD 10.7 million and Rp 34.2 billion with average price 69% from Bond Sinking Funds and its Series II debts in July 2003 in the amount of USD 114,1 million and Rp 35,9 million with average price 97.5% from rights issue proceeds. In March, June and September 2003, the Company paid its regular Series II debts amounting to US$ 65.2 million and Rp 81 billion. To date, the Company debt has reduced from USD 690 million and Rp 878.14 billion in December 2002 to USD 506 million and Rp 751 billion.

Following Astra shareholders' approval dated 22 May 2003 with regard to Company's plan to sell shares in PT Toyota-Astra Motor to Toyota Motor Corporation ("TMC"), a Sale and Purchase Agreement was signed between the two companies on 4 July 2003 valuing Astra's 46% interest in the manufacturing business of the joint venture at US$ 226 million. The transaction was completed on 30 September 2003 and Astra maintains its 51% interest in the newly established sole and exclusive distribution company for Toyota products in Indonesia whereas its ownership in the Toyota manufacturing business has now reduced to 5%. The proceeds of the sale, paid by TMC on 30 September 2003, will be applied to accelerate payment of Series II and III debts.

Budi Setiadharma also said that "By the time Astra has paid the debt from routine payments and the Toyota transaction proceeds, it will be released from restrictions required under the debt restructuring agreement. The Company will be able to concentrate on developing its business and in increasing value to shareholders, for instance by distributing dividends starting from the financial year 2003."

As previously reported, in the absence of unforeseen circumstances, it is possible for Astra to pay a total final dividend for 2003 of around 25% of the net profit excluding extraordinary income. This would include an interim dividend for the financial year 2003 of Rp.50,- per share, anticipated to be paid in December 2003.

Note: All figures are taken from January-September 2003 unaudited financial statements and compared with the same period in 2002 year on year.

Jakarta, 31 October 2003

Aminuddin
Corporate Secretary

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2003 DAN/*AND* 2002

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
AKTIVA				***ASSETS***
Aktiva Lancar				***Current Assets***
Kas dan setara kas	4,659,759	2a, 4	5,664,985	*Cash and cash equivalents*
Investasi jangka pendek	1,022,925	2d, 5	728,940	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 22.382 pada 30/09/2003 dan Rp 36.320 pada 30/09/2002) :				*Trade receivables (net of provision for doubtful accounts of Rp 22,382 at 30/09/2003 and Rp 36,320 at 30/09/2002) :*
Pihak yang mempunyai hubungan istimewa	145,768	2e, 6, 25e	206,846	*Related parties*
Pihak ketiga	1,932,684	2e, 6	1,605,680	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 23.460 pada 30/09/2003 dan Rp 16.734 pada 30/09/2002)	288,411	2e	287,332	*Other receivables (net of provision for doubtful accounts of Rp 23,460 at 30/09/2003 and Rp 16,734 at 30/09/2002)*
Piutang derivatif	197,883	2n, 8	106,140	*Derivative receivables*
Persediaan (setelah dikurangi penyisihan sebesar Rp 26.279 pada 30/09/2003 dan Rp 50.128 pada 30/09/2002)	2,123,228	2f, 7	2,616,420	*Inventories (net of provision of Rp 26,279 at 30/09/2003 and Rp 50,128 at 30/09/2002)*
Uang muka	168,338		218,636	*Advances*
Pajak dibayar di muka	288,534	2s, 9a	242,880	*Prepaid taxes*
Biaya dibayar di muka	84,819		127,807	*Prepaid expenses*
Jumlah aktiva lancar	**10,912,349**		**11,805,666**	***Total current assets***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
Aktiva Tidak Lancar				***Non-Current Assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	2,389,571	2a, 4c	143,065	*Restricted cash and time deposits*
Dana pelunasan obligasi	8,711	20	149,655	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 323.037 pada 30/09/2003 dan Rp 238.058 pada 30/09/2002)	4,723,969	2g, 10	2,990,054	*Financing receivables (net of provision for doubtful accounts of Rp 323,037 at 30/09/2003 and Rp 238,058 at 30/09/2002)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 28.240 pada 30/09/2003 dan Rp 29.136 pada 30/09/2002) :				*Other receivables (net of provision for doubtful accounts of Rp 28,240 at 30/09/2003 and Rp 29,136 at 30/09/2002) :*
Pihak yang mempunyai hubungan istimewa	87,351	2e, 25f	128,951	*Related parties*
Pihak ketiga	4,805	2e	6,120	*Third parties*
Investasi pada perusahaan asosiasi	4,277,276	2h, 11	3,351,994	*Investment in associates*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.667 pada 30/09/2003 dan 30/09/2002)	184,434	2i	84,562	*Other long term investments (net of provision for decline in value of Rp 5,667 at 30/09/2003 and 30/09/2002)*
Uang muka proyek perkebunan plasma		2j	146,335	*Advances for plasma projects*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 3.063.741 pada 30/09/2003 dan Rp 3.787.964 pada 30/09/2002)	6,443,582	2k, 12	6,246,028	*Fixed assets (net of accumulated depreciation of Rp 3,063,741 at 30/09/2003 and Rp 3,787,964 at 30/09/2002)*
Aktiva yang belum digunakan dalam usaha	247,477		285,732	*Assets not used in operations*
Goodwill	281,999	2b	286,432	*Goodwill*
Aktiva pajak tangguhan	488,482	2s, 9d	1,408,568	*Deferred tax assets*
Piutang derivatif	-	2n, 8	180,413	*Derivative receivables*
Piutang karyawan	192,946	2c, 25g	228,256	*Loan to officers and employees*
Biaya tangguhan	16,686	21	49,035	*Deferred charges*
Aktiva lain-lain	70,656		78,356	*Others assets*
Jumlah aktiva tidak lancar	**19,417,945**		**15,763,556**	***Total non-current assets***
JUMLAH AKTIVA	**30,330,294**		**27,569,222**	***TOTAL ASSETS***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

NERACA KONSOLIDASIAN
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS				***LIABILITIES AND EQUITY***
Kewajiban Jangka Pendek				***Current Liabilities***
Pinjaman jangka pendek	1,485,720	13	1,457,927	*Short-term loans*
Hutang usaha :				*Trade payables :*
Pihak yang mempunyai hubungan istimewa	1,236,963	14, 25h	1,324,805	*Related parties*
Pihak ketiga	888,379	14	1,220,020	*Third parties*
Hutang lain-lain	544,306		287,999	*Other payables*
Uang muka pelanggan dan penjualan	227,743		214,954	*Customer deposits and sales advances*
Hutang pajak	374,745	2s, 9b	719,431	*Taxes payable*
Biaya yang masih harus dibayar	934,965		1,131,273	*Accrued expenses*
Kewajiban diestimasi	3,918	2t, 15	-	*Provisions*
Penghasilan tangguhan	629,047	2r	595,219	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun :				*Current maturities of long-term debt :*
Hutang bank dan pinjaman lain-lain	1,234,738	16	2,406,242	*Bank and other loans*
Obligasi	1,082,252	17	1,108,549	*Bonds*
Sewa guna usaha	8,261	12	10,367	*Finance leases*
Jumlah kewajiban jangka pendek	**8,651,037**		**10,476,786**	***Total current liabilities***
Kewajiban Jangka Panjang				***Non-Current Liabilities***
Hutang lain-lain :				*Other payables :*
Pihak yang mempunyai hubungan istimewa	322,462	25i	34,314	*Related parties*
Pihak ketiga	2,130		368	*Third parties*
Penghasilan tangguhan	24,610	2r	24,610	*Unearned income*
Proyek perkebunan plasma - bersih	28,635		-	*Plasma projects - net*
Kewajiban pajak tangguhan	220,346	2s, 9d	188,979	*Deferred tax liabilities*
Kewajiban diestimasi	409,591	2t, 15	450,024	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun :				*Long-term debt - net of current maturities :*
Hutang bank dan pinjaman lain-lain	2,961,465	16	4,784,887	*Bank and other loans*
Obligasi	4,350,814	17	3,553,918	*Bonds*
Sewa guna usaha	6,591	12	7,659	*Finance leases*
Jumlah kewajiban jangka panjang	**8,326,644**		**9,044,759**	***Total non-current liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	1,897,806	18	2,316,607	***Minority interest in net assets of subsidiaries***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
EKUITAS				***EQUITY***
Modal saham				*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham				*Authorised - 6,000,000,000 hares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.026.191.116 saham pada 30/09/2003 dan 2.607.558.504 saham pada 30/09/2002	2,013,096	19	1,303,779	*Issued and fully paid 4,026,191,116 shares at 30/09/2003 and 2,607,558,504 shares at 30/09/2002*
Tambahan modal disetor	1,098,151	20	453,153	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	2k	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	2u	124,361	*Difference arising from restructuring transactions of entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,304,696	2h, 3b	1,377,980	*Capital transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	2b	(6,576)	*Exchange difference due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(345,457)	2i	(335,027)	*Investment fair value revaluation reserve*
Saldo laba yang telah ditentukan penggunaannya	44,700	21	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	6,791,715		2,378,579	*Unappropriated retained earnings*
Jumlah ekuitas	**11,454,807**		**5,731,070**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	**30,330,294**		**27,569,222**	***TOTAL LIABILITIES AND EQUITY***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali laba bersih per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except net earnings per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
OPERASI YANG DILANJUTKAN				***CONTINUING OPERATIONS***
Penghasilan bersih	24,169,914	2r, 22, 24	22,689,498	***Net revenues***
Beban pokok penghasilan	(18,440,040)	2r, 24	(17,805,438)	***Cost of revenues***
Laba kotor	5,729,874		4,884,060	***Gross profit***
Beban usaha	(3,140,497)	2r, 23	(2,741,107)	***Operating expenses***
Laba usaha	2,589,377	24	2,142,953	***Operating income***
Penghasilan/(beban) lain-lain :				***Other income /(expenses) :***
Laba selisih kurs	185,153	2o	912,093	*Foreign exchange gain*
Penghasilan bunga	298,156		275,444	*Interest income*
Penyisihan kerugian	36,328		96,101	*Provision for losses*
Laba penjualan investasi	1,499,526	3b, 3c	204,850	*Gain on sale of investments*
Beban bunga	(510,961)	24	(626,210)	*Interest expense*
Penghasilan lain-lain	329,174		277,513	*Other income*
	1,837,376		1,139,791	
Bagian laba bersih perusahaan asosiasi	1,435,044	11	1,234,011	***Equity in net income of associates***
Laba sebelum pajak penghasilan	5,861,797		4,516,755	***Profit before income tax***
Beban pajak penghasilan	(1,604,175)	2s, 9c	(1,218,536)	***Income tax expense***
Laba dari aktivitas normal	4,257,622		3,298,219	***Profit from ordinary activities***
OPERASI DALAM PENGHENTIAN		30		***DISCONTINUING OPERATION***
Penghasilan bersih	-	2r, 22, 24	418,428	***Net revenues***
Beban pokok penghasilan	-	2r, 24	(454,808)	***Cost of revenues***
Rugi kotor	-		(36,380)	***Gross loss***
Beban usaha	-	2r, 23	(35,569)	***Operating expenses***
Rugi usaha	-	24	(71,949)	***Operating loss***
Penghasilan lain-lain	-		153,724	***Other income***
Bagian laba bersih perusahaan asosiasi	-	11	646	***Equity in net income of associates***
Penyisihan penurunan nilai	-		(58,795)	***Provision for impairment***
Laba sebelum pajak penghasilan	-		23,626	***Profit before income tax***
Beban pajak penghasilan	-	2s, 9c	(6,963)	***Income tax expense***
Laba dari aktivitas normal	-		16,663	***Profit from ordinary activities***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN LABA RUGI KONSOLIDASIAN UNTUK SEMBILAN BULAN YANG BERAKHIR 30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali laba bersih per saham)

CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except net earnings per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Tidak Diaudit/ *Unaudited*	
SELURUH OPERASI				***TOTAL OPERATIONS***
Laba dari aktivitas normal	4,257,622		3,314,882	***Profit from ordinary activities***
Pendapatan luar biasa, setelah pajak penghasilan	17,053	16	36,947	***Extraordinary income, net of income tax***
Laba sebelum hak minoritas	4,274,675		3,351,829	***Income before minority interest***
Hak minoritas atas laba bersih anak perusahaan	(579,071)	18	(472,753)	***Minority interest in net income of subsidiaries***
Laba bersih	3,695,604		2,879,076	***Net income***
Laba bersih per saham :				***Net earnings per share :***
Dasar (Rupiah penuh)	920	2v, 26	812 *)	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	915	2v, 26	805 *)	*Diluted (full Rupiah)*

* Disajikan kembali, lihat Catatan 26

* *Restated, refer to Note 26*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements

**LAPORAN PERUBAHAN
EKUITAS KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)**

***CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)***

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2002	1,269,090	339,113	430,121	-	1,376,832	(6,576)	(345,957)	4,700	(500,497)	2,566,826	*Balance at 1 January 2002*
Laba bersih	-	-	-	-	-	-	-	-	2,879,076	2,879,076	*Net income*
Pembentukan cadangan umum	-	-	-	-	-	-	-	-	-	-	*Appropriation for general reserve*
Penerbitan saham	34,689	-	-	-	-	-	-	-	-	34,689	*Shares issued*
Tambahan modal disetor	-	114,040	-	-	-	-	-	-	-	114,040	*Additional paid-in capital*
Selisih transaksi restrukturisasi entitas sepengendali	-	-	-	124,361	-	-	-	-	-	124,361	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	1,148	-	-	-	-	1,148	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	10,930	-	-	10,930	*Investment fair value revaluation*
Saldo 30 September 2002 - tidak diaudit	1,303,779	453,153	430,121	124,361	1,377,980	(6,576)	(335,027)	4,700	2,378,579	5,731,070	*Balance at 30 September 2002 - unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK SEMBILAN BULAN YANG BERAKHIR 30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,136,111	6,498,561	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	3,695,604	3,695,604	*Net income*
Pembentukan cadangan umum	-	-	-	-	-	-	-	40,000	(40,000)	-	*Appropriation for general reserve*
Penerbitan saham	709,052	-	-	-	-	-	-	-	-	709,052	*Shares issued*
Tambahan modal disetor	-	644,942	-	-	-	-	-	-	-	644,942	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	(100,306)	-	-	-	-	(100,306)	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	6,954	-	-	6,954	*Investment fair value revaluation*
Saldo 30 September 2003 - tidak diaudit	2,013,096	1,098,151	430,121	124,361	1,304,696	(6,576)	(345,457)	44,700	6,791,715	11,454,807	*Balance at 30 September 2003 - unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Arus kas dari aktivitas operasi			***Cash flows from operating activities***
Penerimaan dari pelanggan	21,485,087	22,980,414	*Receipts from customers*
Penghasilan bunga yang diterima	281,823	172,190	*Interest income received*
Pembayaran kepada pemasok	(17,072,242)	(16,376,629)	*Payments to suppliers*
Pembayaran kepada karyawan	(1,008,976)	(1,155,023)	*Payments to employees*
Pembayaran untuk beban usaha	(1,815,587)	(1,548,017)	*Payments for operating expenses*
Penurunan kas dan deposito berjangka yang dibatasi penggunaannya sehubungan dengan margin deposit atas fasilitas *letter of credit*	(37,398)	15,341	*Deductions of restricted cash and time deposits in respect of margin deposits for letter of credit facilities*
Pembayaran pajak penghasilan	(839,777)	(457,996)	*Payments of corporate income tax*
Penerimaan/(pembayaran) dari aktivitas operasi lainnya	279,592	(80,892)	*Receipts/(payments) from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	1,272,522	3,549,388	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi			***Cash flows from investing activities***
Penurunan/(penambahan) penempatan jangka pendek	(468,260)	71,680	*(Additions to)/reductions of short-term investments*
Dividen kas yang diterima	706,309	128,001	*Cash dividends received*
Hasil penjualan penyertaan investasi jangka panjang	277,541	54,740	*Proceeds from sale of long-term investments*
Penerimaan dari pengembalian uang muka penyertaan dalam konsorsium	129,294	135,153	*Advances returned from investments in consortium*
Hasil penjualan aktiva tetap	91,213	73,407	*Proceeds from sale of fixed assets*
Penerimaan dari pengembalian uang muka penyertaan saham	-	(949)	*Advances returned from purchase of shares of stock*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(1,354,063)	(620,286)	*Acquisitions of fixed assets and assets not used in operation*
Penambahan biaya tangguhan	(4,070)	(13,838)	*Additions to deferred charges*
Akuisisi anak perusahaan, setelah kas yang diperoleh	799,908	-	*Acquisition of subsidiary, net of cash acquired*
Pelepasan anak perusahaan, setelah kas yang dilepas	1,236,385	(5,425)	*Proceeds from disposal of subsidiary, net of cash deconsolidated*
Penambahan investasi jangka panjang	(238,519)	(1,581)	*Additions to long-tem investments*
Arus kas bersih yang diperoleh dari/ (digunakan untuk) aktivitas investasi	1,175,738	(179,098)	***Net cash flows provided from/ (used in) investing activities***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Arus kas dari aktivitas pendanaan			***Cash flows from financing activities***
Perolehan hutang jangka panjang	2,070,726	926,677	*Proceeds from long-term loans*
(Pembayaran)/perolehan bersih pinjaman jangka pendek	258,900	(320,905)	*(Repayment of)/net proceeds from short-term loans*
Penambahan modal saham	1,366,153	148,729	*Proceeds from issuance of share capital*
Penambahan selisih transaksi perubahan ekuitas anak perusahaan termasuk bagian pemegang saham minoritas	25,434	-	*Increase in capital transaction of subsidiaries, include portion of minority shareholders*
Pembayaran kembali hutang jangka panjang	(2,800,580)	(1,214,222)	*Repayment of long-term loans*
Pembayaran bunga	(516,922)	(627,742)	*Interest paid*
Pembayaran dividen kas oleh anak perusahaan untuk pemegang saham minoritas	(669,680)	(133,821)	*Cash dividends paid by subsidiaries to minority shareholders*
Penurunan/(penambahan) kas dan deposito berjangka yang dibatasi penggunaannya, selain untuk *margin deposit* atas fasilitas *letter of credit*	(2,347,670)	152,528	*Reductions of/(additions to) restricted cash and time deposits, except in respect of margin deposits for letter of credit facilities*
Penambahan dana pelunasan obligasi	144,754	(7,936)	*Additions to bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(2,468,885)	(1,076,692)	***Net cash flows used in financing activities***
(Penurunan)/kenaikan bersih kas dan setara kas	(20,625)	2,293,598	***Net (decrease)/increase in cash and cash equivalents***
OPERASI DALAM PENGHENTIAN			***DISCONTINUING OPERATION***
Arus kas yang diperoleh dari aktivitas operasi	-	51,988	*Net cash flow provided from operating activities*
Arus kas yang digunakan untuk aktivitas investasi	-	(15,580)	*Net cash flow used in investing activities*
Arus kas yang digunakan untuk aktivitas pendanaan	-	(39,599)	*Net cash flow used in financing activities*
Arus kas bersih	-	(3,191)	***Net cash flows***
Kas dan setara kas pada awal periode	4,779,330	3,552,385	***Cash and cash equivalents at the beginning of the period***
Dampak perubahan selisih kurs terhadap kas dan setara kas	(98,946)	(177,807)	***Effect of exchange rate changes on cash and cash equivalents***
Kas dan setara kas pada awal periode - setelah penyesuaian	4,680,384	3,374,578	***Cash and cash equivalents at the beginning of the period - adjusted***
Kas dan setara kas pada akhir periode	4,659,759	5,664,985	***Cash and cash equivalents at the end of the period***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Kegiatan-kegiatan yang tidak mempengaruhi arus kas :			***Activities not affecting cash flows :***
Laba yang belum direalisasi atas efek tersedia untuk dijual	6,954	10,930	*Unrealised gains on securities available for sale*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in millions of Rupiah)

1. UMUM

PT Astra International Tbk ("Perseroan") didirikan pada tahun 1957 dengan nama PT Astra International Incorporated, berdasarkan Akta Notaris Sie Khwan Djioe No. 67 tanggal 20 Februari 1957. Akta pendirian ini disahkan oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. J.A.5/53/5 tanggal 1 Juli 1957. Anggaran Dasar Perseroan telah mengalami beberapa kali perubahan. Perubahan seluruh anggaran dasar sesuai dengan Undang Undang Perseroan Terbatas No. 1 tahun 1995 dilakukan dengan Akta Notaris Benny Kristianto No. 61 tanggal 11 Juni 1997. Perubahan ini telah disetujui oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. C2-6452HT.01.04.Th.97 tanggal 9 Juli 1997. Perubahan terakhir dilakukan dengan Akta Notaris P.S.A. Tampubolon, SH, M, Kn., No. 30 tanggal 25 Maret 1999. Perubahan tersebut meliputi, pemberian wewenang kepada direksi Perseroan untuk melakukan penerbitan saham dan/atau efek bersifat ekuitas tanpa memberikan hak kepada para pemegang saham untuk memesan terlebih dahulu saham yang diterbitkan menurut peraturan pasar modal yang berlaku saat itu dengan persetujuan Rapat Umum Pemegang Saham. Perubahan Anggaran Dasar ini telah disahkan oleh Menteri Kehakiman dan Hak Asasi Manusia (dahulu Menteri Kehakiman) Republik Indonesia dalam Surat Keputusan No. C2-5625.HT. 01.04.Th.99 tanggal 30 Maret 1999.

Perseroan saat ini berdomisili di Jakarta, Indonesia dengan kantor pusat berlokasi di Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta dan memulai kegiatan komersialnya pada tahun 1957.

Pada tahun 1990, Perseroan melalui penawaran umum perdana menawarkan kepada masyarakat sejumlah 30 juta lembar saham dengan nilai nominal Rp 1.000 (Rupiah penuh) per saham dengan harga penawaran sebesar Rp 14.850 (Rupiah penuh) per saham. Pada tahun 1994, Perseroan melalui penawaran umum terbatas dengan hak memesan saham terlebih dahulu menawarkan 48.439.600 saham dengan harga Rp 13.850 (Rupiah penuh) per saham. Pada tahun yang sama, Perseroan membagikan saham bonus yang berasal dari kapitalisasi tambahan modal disetor sejumlah Rp 871,91 miliar atau setara dengan 871.912.800 saham.

1. GENERAL

PT Astra International Tbk ("the Company") was established in 1957 under the name of PT Astra International Incorporated, based on Notarial Deed No. 67 of Sie Khwan Djioe dated 20 February 1957, which was approved by the Minister of Justice of the Republic of Indonesia in decision letter No. J.A.5/53/5 dated 1 July 1957. The Company's Articles of Association have been amended several times. Amendments to the Articles of Association to conform with Company Law No. 1 of 1995 were effected by Notarial Deed No. 61 of Benny Kristianto dated 11 June 1997. The amendment was approved by the Ministry of Justice in decision letter No. C2-6452HT.01.04.Th.97 dated 9 July 1997. The latest amendment was through Notarial Deed No. 30 of P.S.A. Tampubolon, SH, M, Kn., dated 25 March 1999. This amendment included the authority granted to directors to conduct rights issues without pre-emptive rights to existing shareholders under the existing regulations of the capital market, subject to shareholders' approval at a General Shareholders' Meeting. The amendment was approved by the Ministry of Justice and Human Rights (formerly Ministry of Justice) of the Republic of Indonesia in decision letter No. C2-5625.HT.01.04.Th.99 dated 30 March 1999.

The Company is domiciled in Jakarta, Indonesia with its head office located at Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta and commenced commercial operations in 1957.

In 1990, the Company through an initial public offering offered 30 million of its shares with a par value of Rp 1,000 (full Rupiah) per share at the offering price of Rp 14,850 (full Rupiah) per share. In 1994, the Company through a limited public offering with a rights issue offered 48,439,600 shares at the price of Rp 13,850 (full Rupiah) per share. In the same year, the Company distributed bonus shares from the capitalisation of additional paid-in capital amounting to Rp 871.91 billion, equivalent to 871,912,800 shares.

(Expressed in millions of Rupiah)

Pada tahun 1997, sebagian pemegang obligasi konversi mengkonversikan obligasi konversi menjadi 280.837 saham Perseroan. Pada tahun yang sama, Perseroan melakukan pemecahan nilai nominal saham dari Rp 1.000 (Rupiah penuh) per saham menjadi Rp 500 (Rupiah penuh) per saham yang mengakibatkan peningkatan pada jumlah saham beredar sebanyak 1.162.831.237 saham.

In 1997, certain convertible bondholders converted their bonds into 280,837 shares of the Company. In the same year, the Company conducted a stock split from Rp 1,000 (full Rupiah) per share to Rp 500 (full Rupiah) per share, resulting in an increase in the number of shares outstanding of 1,162,831,237 shares.

Pada tahun 1999, sehubungan dengan restrukturisasi pinjaman, Perseroan menerbitkan 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III, dimana setiap pemegang satu *right* berhak untuk membeli satu saham Perseroan dengan harga sebesar Rp 500 (Rupiah penuh) per saham. *Right* ini dapat dieksekusi sejak tanggal 1 Juli 1999 sampai dengan tanggal 31 Desember 2003. Pada tanggal 30 September 2003, sejumlah 234.580.967 (2002: 225.546.030) saham telah diterbitkan dari hasil eksekusi *right* tersebut.

In 1999, in relation to its debt restructuring, the Company issued 258,398,155 rights to its Series III creditors and bondholders, which allow holders to purchase one share of the Company for every right held at the price of Rp 500 (full Rupiah) per share. The rights are exercisable from 1 July 1999 until 31 December 2003. As at 30 September 2003, there were 234,580,967 (2002: 225,546,030) shares issued as a result of the rights exercised.

Pada bulan Mei 1999, pemegang saham Perseroan menyetujui untuk memberikan 70 juta saham Perseroan sebagai kompensasi berbasis saham bagi karyawan dan eksekutif Perseroan melalui program Opsi Saham Karyawan. Pada tanggal 30 September 2003, sejumlah 61.167.500 (2002: 56.350.000) saham telah diterbitkan dari hasil eksekusi opsi saham karyawan tersebut.

In May 1999, the shareholders agreed to grant 70 million shares of the Company as stock-based compensation to the Company's employees and executives through its Employee Stock Option Plan. As at 30 September 2003, there were 61,167,500 (2002: 56,350,000) shares issued as a result of the employee stock options exercised.

Seluruh saham Perseroan telah dicatatkan pada Bursa Efek Jakarta dan Surabaya.

All of the Company's issued shares are listed on the Jakarta and Surabaya Stock Exchanges.

Pada tanggal 20 Desember 2002, Pernyataan Pendaftaran sehubungan dengan "Penawaran Umum Terbatas II (PUT II) Kepada Para Pemegang Saham dalam rangka penerbitan Hak Memesan Efek Terlebih Dahulu" (HMETD) yang disampaikan oleh Perseroan kepada Badan Pengawas Pasar Modal (Bapepam) pada tanggal 18 November 2002 dinyatakan efektif, dimana setiap pemegang 13 (tiga belas) saham Perseroan berhak atas 7 (tujuh) HMETD untuk membeli 7 (tujuh) saham baru dengan harga penawaran Rp 1.000 (Rupiah penuh) per saham. PUT II tersebut diselesaikan pada 5 Februari 2003 dengan menerbitkan 1.404.780.175 lembar saham.

On 20 December 2002, the Company's Registration Statement in connection with Limited Public Offering II ("LPO II") to the shareholders in respect of a rights issue submitted on 18 November 2002 to Capital Market Supervisory Agency (Bapepam) became effective, at a subsription price of Rp 1,000 (full Rupiah) for each Rights Share on the basis of seven Rights Shares for every 13 existing shares. LPO II was completed on 5 February 2003, resulting in the issue of 1,404,780,175 shares.

Ruang lingkup kegiatan utama Perseroan dan anak perusahaan meliputi perakitan dan penyaluran mobil, sepeda motor berikut suku cadangnya, pertambangan, pengembangan perkebunan, perkayuan dan produk-produknya (telah dilepas pada tanggal 19 Agustus 2002, lihat Catatan 3b), jasa keuangan, dan teknologi informasi.

The Company's and subsidiaries' main activities are the assembly and distribution of automobiles, motorcycles and their related spare parts, mining, the development of plantations, logging and wood-based production (disposed of on 19 August 2002, refer to Note 3b) financial and information technology services.

(Expressed in millions of Rupiah)

Perseroan mengendalikan (lihat Catatan 2b) dan karena itu mengkonsolidasi perusahaan-perusahaan berikut ini:

The Company controls (refer to Note 2b) and therefore consolidates the follow entities:

	Domisili/ *Domicile*	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* 2003 %	2002 %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before elimination)* 2003	2002	
OTOMOTIF							***AUTOMOTIVE***
PT Aryaloka Sentana dan anak perusahaan	Indonesia	1988	100.00	100.00	1,485,750	1,882,844	*PT Aryaloka Sentana and subsidiary*
PT Arya Kharisma	Indonesia	1988	100.00	100.00	17,599	17,008	*PT Arya Kharisma*
PT Astra France Motor	Indonesia	1972	100.00	100.00	179,706	159,972	*PT Astra France Motor*
PT Astra Isuzu Casting Company	Indonesia	2001	51.00	51.00	291,069	317,963	*PT Astra Isuzu Casting Company*
PT Astra Nissan Diesel Indonesia	Indonesia	1984	75.00	75.00	303,049	303,015	*PT Astra Nissan Diesel Indonesia*
PT Astra Otoparts Tbk dan anak perusahaan (i)	Indonesia	1991	87.09	87.31	1,897,300	1,835,908	*PT Astra Otoparts Tbk and subsidiaries (i)*
PT Astra Persada Dinamika	Indonesia	1996	100.00	100.00	7,266	7,289	*PT Astra Persada Dinamika*
PT Gaya Motor (lihat Catatan 3a)	Indonesia	1968	100.00	75.92	169,328	167,759	*PT Gaya Motor (see Note 3a)*
PT Inti Pantja Press Industry	Indonesia	1990	89.36	89.36	257,012	276,554	*PT Inti Pantja Press Industry*
PT Pulogadung Pawitra Laksana	Indonesia	1980	100.00	100.00	88,651	106,103	*PT Pulogadung Pawitra Laksana*
PT Serasi Autoraya	Indonesia	1990	100.00	100.00	1,020,269	662,927	*PT Serasi Autoraya*
PT Suryanusa Sepeda Motor Indonesia	Indonesia	1996	100.00	100.00	16,176	18,560	*PT Suryanusa Sepeda Motor Indonesia*
PT Sinar Inti Telaga	Indonesia	1984	100.00	100.00	3,544	3,502	*PT Sinar Inti Telaga*
PT Tjahja Sakti Motor Corporation	Indonesia	1962	100.00	100.00	767,033	775,006	*PT Tjahja Sakti Motor Corporation*
PT Toyota Motor Manufacturing Indonesia (lihat Catatan 3c) (ii)	Indonesia	1972	5.00	51.00	-	3,436,045	*PT Toyota Motor Manufacturing Indonesia (see Note 3c) (ii)*
PT Toyota-Astra Motor (TAM Baru) (lihat Catatan 3c)	Indonesia	2003	51.00	-	1,416,395	-	*PT Toyota-Astra Motor (TAM Baru) (see Note 3c)*
JASA KEUANGAN							***FINANCIAL SERVICES***
Astra Overseas Finance B.V.	Belanda/ *Netherland*	1994	100.00	100.00	2,646,665	2,869,628	*Astra Overseas Finance B.V.*
PT Astra Mitra Ventura	Indonesia	1991	99.74	99.74	27,668	26,917	*PT Astra Mitra Ventura*
PT Federal International Finance	Indonesia	1989	100.00	100.00	1,965,860	1,143,795	*PT Federal International Finance*
PT Sedaya Multi Investama dan anak perusahaan	Indonesia	1989	100.00	100.00	1,394,431	1,229,303	*PT Sedaya Multi Investama and subsidiaries*
PT Astra Multi Finance	Indonesia	1991	54.00	54.00	316,911	337,793	*PT Astra Multi Finance*
PT Astra Sedaya Finance	Indonesia	1982	53.00	53.00	2,878,025	1,875,690	*PT Astra Sedaya Finance*
PT Sedaya Pratama	Indonesia	1993	53.00	53.00	158,115	129,987	*PT Sedaya Pratama*

(Expressed in millions of Rupiah)

	Domisili/ *Domicile*	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* 2003 %	2002 %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before elimination)* 2003	2002	
PT Estika Sedaya Finance	Indonesia	1989	27.03	27.03	85,288	85,914	*PT Estika Sedaya Finance*
PT Stacomitra Sedaya Finance	Indonesia	1990	31.80	31.80	166,279	113,713	*PT Stacomitra Sedaya Finance*
PT Swadharma Bakti Sedaya Finance	Indonesia	1986	29.15	29.15	116,209	134,145	*PT Swadharma Bakti Sedaya Finance*
PERKEBUNAN							***AGRIBUSINESS***
PT Astra Agro Lestari Tbk dan anak perusahaan (i)	Indonesia	1995	63.39	63.94	2,640,936	2,686,625	*PT Astra Agro Lestari Tbk and subsidiaries (i)*
TEKNOLOGI INFORMASI							***INFORMATION TECHNOLOGY***
PT Astra Graphia Tbk dan anak perusahaan (i)	Indonesia	1975	77.07	78.79	675,017	796,157	*PT Astra Graphia Tbk and subsidiaries (i)*
ALAT-ALAT BERAT							***HEAVY EQUIPMENT***
PT Traktor Nusantara dan anak perusahaan	Indonesia	1974	75.48	75.48	216,075	203,598	*PT Traktor Nusantara and subsidiary*
LAIN-LAIN							***OTHERS***
PT Astratel Nusantara dan anak perusahaan	Indonesia	1992	100.00	100.00	946,984	821,806	*PT Astratel Nusantara and subsidiary*
PT Astra Persada Raya	Indonesia	1996	100.00	100.00	11,398	11,519	*PT Astra Persada Raya*
PT Brahmayasa Bahtera	Indonesia	1970	100.00	100.00	101,898	102,023	*PT Brahmayasa Bahtera*
PT Intertel Nusaperdana	Indonesia	1989	100.00	100.00	325,249	209,660	*PT Intertel Nusaperdana*
PT Suryaraya Prawira	Indonesia	1994	100.00	100.00	92,029	140,027	*PT Suryaraya Prawira*

(i) Terdilusi sebagai akibat adanya penambahan saham baru dari hasil eksekusi opsi pemilikan saham karyawan.

(ii) Sudah tidak dikonsolidasi pada 30 September 2003.

(i) Diluted due to the issuance of new stock as a result of the employee stock options exercised.

(ii) No longer consolidated as of 30 September 2003.

Terdapat anak perusahaan dengan kepemilikan di atas 50% yang tidak dikonsolidasi karena anak perusahaan tersebut dalam proses likuidasi dan/atau tidak material. Anak perusahaan tersebut mencakup Cambodia Astra Motor, Ltd., Myanmar Astra Cinthe Motor, Ltd., Astra International (HK), Ltd., Eutas Investment Pte., Ltd., PT Kanko Seiki Teknik Pratama, dan PT Suryaraya Persada.

There are subsidiaries, owned more than 50% which are not consolidated as these subsidiaries are in the process of liquidation and/or are not material. These subsidiaries include Cambodia Astra Motor, Ltd., Myanmar Astra Cinthe Motor, Ltd., Astra International (HK), Ltd., Eutas Investment Pte., Ltd., PT Kanko Seiki Teknik Pratama, and PT Suryaraya Persada.

(Expressed in millions of Rupiah)

Susunan anggota Dewan Komisaris dan Direksi Perseroan adalah sebagai berikut:

The members of the Company's Boards of Commissioners and Directors are as follows:

	30/09/2003	30/09/2002	
Komisaris Kehormatan	Abdul Rachman Ramly	Abdul Rachman Ramly	***Honorary Commissioner***
Dewan Komisaris			***Board of Commissioners***
Presiden Komisaris	Theodore Permadi Rachmat	Theodore Permadi Rachmat	*President Commissioner*
Wakil Presiden Komisaris	Benny Subianto	Benny Subianto	*Vice President*
Komisaris Independen :	Benjamin Arman Suriadjaya	Sri Mulyani Indrawati	*Independent Commissioners :*
	Juwono Sudarsono	Benjamin Arman Suriadjaya	
	Mari Elka Pangestu	Juwono Sudarsono	
	Djunaedi Hadisumarto	Motonobu Takemoto	
	Motonobu Takemoto		
	Patrick Morris Alexander		
Komisaris:	Anthony John Liddell Nightingale	Anthony John Liddell Nightingale	*Commissioners:*
	Philip Eng Heng Nee	Vimala Menon	
	Neville Barry Venter	Philip Eng Heng Nee	
	Brian Richard Keelan	Neville Barry Venter	
	Adam Phillip Charles Keswick		
Direksi			***Board of Directors***
Presiden Direktur	Budi Setiadharma	Budi Setiadharma	*President Director*
Wakil Presiden Direktur	Michael Dharmawan Ruslim	Michael Dharmawan Ruslim	*Vice President Director*
Direktur:	Danny Bonifasius Walla	Danny Bonifasius Walla	*Directors:*
	Kour Nam Tiang	Kour Nam Tiang	
	John Stuart Anderson Slack	John Stuart Anderson Slack	
	Prijono Sugiarto	Prijono Sugiarto	
	Gunawan Geniusahardja	Gunawan Geniusahardja	

Pada tanggal 30 September 2003, Perseroan dan anak perusahaan mempunyai karyawan tetap kurang lebih 49.480 orang (2002: 49.500) dengan jumlah biaya karyawan untuk periode yang berakhir pada tanggal 30 September 2003 adalah kurang lebih Rp 1,09 triliun (2002: Rp 1,16 triliun).

As at 30 September 2003, the Company and subsidiaries had approximately 49,480 permanent employees (2002: 49,500) with total employee costs for the periods ended 30 September 2003 of approximately Rp 1.09 trillion (2002: Rp 1.16 trillion).

2. IKHTISAR KEBIJAKAN AKUNTANSI

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Berikut ini adalah kebijakan akuntansi yang diterapkan dalam penyusunan laporan keuangan konsolidasian Perseroan dan anak perusahaan yang sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia.

Presented below are the significant accounting policies adopted in preparing the consolidated financial statements of the Company and subsidiaries, which are in conformity with generally accepted accounting principles in Indonesia.

a. Dasar penyusunan laporan keuangan konsolidasian

a. Basis of preparation of the consolidated financial statements

Laporan keuangan konsolidasian disusun berdasarkan konsep harga perolehan, kecuali untuk investasi efek yang diklasifikasi sebagai "untuk diperdagangkan" dan "tersedia untuk dijual" dan instrumen derivatif yang disajikan sebesar nilai wajarnya serta aktiva tetap tertentu

The consolidated financial statements have been prepared on the basis of historical cost, except for investments in securities classified as "trading" and "available for sale" and derivative financial instruments which are valued at fair value, and certain fixed assets

yang telah dinilai kembali sesuai dengan peraturan pemerintah (lihat Catatan 2i, 2k dan 2n).

which are stated at revalued amounts in accordance with government regulations (refer to Notes 2i, 2k and 2n).

Laporan keuangan konsolidasian juga disusun menggunakan dasar akrual *(accrual basis)*, kecuali untuk laporan arus kas konsolidasian.

The consolidated financial statements have also been prepared on the basis of the accruals concept except for the consolidated statements of cash flows.

Laporan arus kas konsolidasian disusun dengan menggunakan metode langsung dengan mengelompokkan arus kas atas dasar kegiatan operasi, investasi dan pendanaan. Untuk tujuan laporan arus kas, kas dan setara kas mencakup kas, bank dan investasi jangka pendek yang jatuh tempo dalam waktu tiga bulan atau kurang, setelah dikurangi cerukan. Akun "Kas dan deposito berjangka yang dibatasi penggunaannya" merupakan saldo yang digunakan untuk melunasi pokok pinjaman dan biaya bunga, dan/atau yang ditempatkan sebagai *margin deposits* untuk fasilitas *letter of credit*, dan/atau untuk menampung dana hasil penerbitan saham baru serta dana hasil penjualan aktiva Perseroan.

The consolidated statements of cash flows are prepared based on the direct method by classifying cash flows on the basis of operating, investing and financing activities. For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, cash in bank and short-term investments with a maturity of three months or less, net of overdrafts. "Restricted cash and time deposits" account is used for loan principal repayments and interest payments and/or placed as margin deposits for letter of credit facilities and/or result from the net proceeds of any equity issue and the net proceeds of assets sales of the Company.

Seluruh angka dalam laporan keuangan konsolidasian ini, kecuali dinyatakan secara khusus, dibulatkan menjadi jutaan Rupiah yang terdekat.

Figures in the consolidated financial statements are rounded to and stated in millions of Rupiah, unless otherwise stated.

b. Prinsip-prinsip konsolidasi

b. Principles of consolidation

Laporan keuangan konsolidasian meliputi laporan keuangan Perseroan dan anak perusahaan dimana Perseroan mempunyai penyertaan saham dengan hak suara lebih dari 50%, baik langsung maupun tidak langsung, serta apabila Perseroan memiliki 50% atau kurang saham dengan hak suara tetapi dapat dibuktikan adanya pengendalian.

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly has ownership of more than 50% of the voting rights, or if equal to or less than 50%, the Company has the ability to control the entity.

Akun-akun anak perusahaan tertentu yang dikonsolidasi dan berkedudukan di luar Indonesia, dikonversikan ke dalam mata uang Rupiah berdasarkan kurs tengah Bank Indonesia pada tanggal transaksi terakhir untuk periode yang bersangkutan untuk akun neraca dan kurs transaksi atau kurs rata-rata selama periode yang bersangkutan untuk akun laba rugi. Selisih yang timbul dari penjabaran laporan keuangan anak perusahaan yang berkedudukan di luar Indonesia disajikan dalam akun "Akumulasi selisih kurs karena penjabaran laporan keuangan" dalam kelompok ekuitas di neraca konsolidasian.

The assets and liabilities of foreign subsidiaries, based outside of Indonesia, are translated into Rupiah amounts based on middle rates published by Bank Indonesia as at the end of the period. Revenue and expenses have been translated using the rate on the date of the transaction, or an average rate when revenues and expenses are earned and incurred uniformly throughout the period. The resulting differences arising from translation of foreign subsidiaries' financial statements are presented as "Exchange difference due to financial statement translation" under the equity section in the consolidated balance sheets.

Porsi kepemilikan pemegang saham minoritas atas aktiva bersih anak perusahaan disajikan sebagai "Hak minoritas atas aktiva bersih anak perusahaan" di neraca konsolidasian.

The proportionate share of minority shareholders in the net assets of the subsidiaries is reflected as "Minority interest in net assets of subsidiaries" in the consolidated balance sheets.

Seluruh transaksi dan saldo yang material antara perusahaan-perusahaan yang dikonsolidasi telah dieliminasi dalam penyajian laporan keuangan konsolidasian.

All material transactions and balances between consolidated companies have been eliminated in preparing the consolidated financial statements.

Kebijakan akuntansi yang digunakan dalam penyusunan laporan keuangan konsolidasian ini telah diterapkan secara konsisten oleh anak-anak perusahaan kecuali dinyatakan lain.

The accounting policies adopted in preparing the consolidated financial statements have been consistently applied by the subsidiaries unless otherwise stated.

Goodwill merupakan selisih lebih antara harga perolehan investasi dengan nilai wajar aktiva bersih pada saat perolehan investasi. *Goodwill* diamortisasi selama 20 tahun dengan menggunakan metode garis lurus, dengan pertimbangan bahwa taksiran masa manfaat ekonomis aktiva utama yang diakuisisi adalah 20 tahun.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets at the date of acquisition. Goodwill is amortised over a period of 20 years using the straight-line method, with consideration that the estimated useful lives of the main assets acquired through the investments is 20 years.

Lihat Catatan 2h untuk kebijakan akuntansi transaksi modal anak perusahaan dan perusahaan asosiasi ("perusahaan terafiliasi").

Refer to Note 2h for the accounting policy related to capital transactions of subsidiaries and associated companies ("affiliates").

c. Transaksi dengan pihak-pihak yang mempunyai hubungan istimewa

c. Transactions with related parties

Perseroan dan anak perusahaan mempunyai transaksi dengan pihak-pihak yang mempunyai hubungan istimewa. Definisi pihak yang mempunyai hubungan istimewa yang dipakai adalah sesuai dengan yang diatur dalam PSAK No. 7 "Pengungkapan Pihak-pihak yang Mempunyai Hubungan Istimewa".

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK No. 7 "Related Party Disclosures".

Seluruh transaksi yang material dengan pihak-pihak yang mempunyai hubungan istimewa telah diungkapkan dalam catatan atas laporan keuangan konsolidasian.

All major transactions with related parties are disclosed in the notes to the consolidated financial statements.

d. Penempatan jangka pendek

d. Short-term investments

Penempatan jangka pendek mencakup deposito berjangka dengan jangka waktu lebih dari tiga bulan tetapi tidak lebih dari satu tahun, wesel tagih, obligasi dan efek untuk diperdagangkan dan efek yang dimiliki hingga jatuh tempo.

Short-term investments consist of time deposits, with maturity of greater than three months but not more than one year, notes receivable, bonds and securities held for trading and held to maturity.

Penempatan jangka pendek disajikan sesuai dengan Pernyataan Standar Akuntansi Keuangan (PSAK) No. 50, "Akuntansi Investasi Efek Tertentu". Penempatan jangka pendek dalam efek

Short-term investments are presented in accordance with Statement of Financial Accounting Standards (PSAK) No. 50, "Accounting for Investments in Certain

digolongkan sebagai "efek yang diperdagangkan", "efek yang tersedia untuk dijual" dan "efek yang dimiliki hingga jatuh tempo".

Securities" whereby short-term investments in securities are classified as securities for trading, available for sale and held to maturity

e. Piutang usaha dan lain-lain

Piutang usaha dan lain-lain disajikan dalam jumlah neto setelah dikurangi dengan penyisihan piutang ragu-ragu, yang diestimasi berdasarkan penelaahan atas kolektibilitas saldo piutang. Piutang dihapuskan pada saat piutang tersebut dipastikan tidak akan tertagih.

e. Trade and other receivables

Trade and other receivables are recorded net of a provision for doubtful accounts, based on a review of the collectibility of outstanding amounts. Accounts are written-off as bad debts during the period in which they are determined to be not collectible.

f. Persediaan

Persediaan dinyatakan sebesar nilai yang lebih rendah antara harga perolehan dan nilai bersih yang dapat direalisasi. Harga perolehan persediaan pada umumnya dinyatakan berdasarkan metode 'masuk pertama, keluar pertama' untuk barang jadi dan barang dalam proses, kecuali anak perusahaan tertentu, yang dinyatakan berdasarkan metode rata-rata; metode rata-rata untuk suku cadang dan metode 'identifikasi khusus' untuk unit *Completely-Knocked-Down ("CKD")* dan *Completely-Built-Up ("CBU")*. Nilai bersih yang dapat direalisasi adalah estimasi harga penjualan dalam kegiatan usaha normal dikurangi taksiran biaya penyelesaian dan biaya penjualan.

Dengan adanya pengimplementasian sistem baru *(SAP Pygmalion)* yang dilakukan oleh Perseroan secara bertahap, maka untuk yang sudah menerapkan sistem baru tersebut digunakan metode rata-rata untuk persediaan barang jadi. Dampak perubahan kebijakan akuntansi tersebut tidak praktis untuk disajikan kembali atas laporan keuangan periode sebelumnya.

Penyisihan untuk persediaan usang dan tidak lancar ditentukan berdasarkan estimasi penggunaan atau penjualan masing-masing jenis persediaan pada masa mendatang.

f. Inventories

Inventories are stated at the lower of cost or net realisable value. The Company determines inventory cost by average method while most of subsidiaries determine inventory cost by the first-in, first-out method for finished goods and work-in-process, except for certain subsidiaries, which is determined by the weighted average method; weighted average method for spare parts and by the specific identification method for Completely-Knocked-Down ("CKD") and Completely-Built-Up ("CBU") units. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

By gradually implementing a new system (SAP Pygmalion), the Company used the weighted average method to determine cost of inventory for finished goods. The effect of the accounting policy change is not practical to be restated in the previous financial statements.

A provision for obsolete and slow moving inventory is determined on the basis of estimated future usage or sale of individual inventory items.

g. Piutang pembiayaan

Piutang atas pembiayaan konsumen merupakan jumlah piutang setelah dikurangi dengan bagian pembiayaan bersama (untuk yang dengan *recourse* dan tanpa *recourse)*, pendapatan pembiayaan konsumen yang ditangguhkan dan penyisihan piutang ragu-ragu. Penerimaan dari piutang yang telah dihapus-bukukan diakui sebagai pendapatan lain-lain pada saat terjadinya.

g. Financing receivables

Consumer finance receivables are stated net of joint financing (both with and without recourse), unearned consumer finance income and allowance for doubtful accounts. Recoveries from written off receivables are recognised as other income upon receipt.

Pendapatan pembiayaan konsumen yang ditangguhkan merupakan selisih antara jumlah keseluruhan pembayaran angsuran yang akan diterima dari konsumen dan jumlah pokok pembiayaan, yang akan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak berdasarkan suatu tarif pengembalian yang dihitung secara berkala atas nilai investasi bersih terhitung sejak pembiayaan konsumen dilakukan.

Unearned consumer finance income is the difference between total installments to be received from consumers and total financing. This is recognised as earned income over the term of the contract based on a constant rate of return on the net investment commencing at the time the consumer finance contract is executed.

Penyelesaian kontrak sebelum masa pembiayaan konsumen berakhir diperlakukan sebagai pembatalan kontrak pembiayaan konsumen dan laba atau rugi yang timbul diakui dalam laporan laba rugi konsolidasian.

Early termination is treated as a cancellation of an existing contract and the resulting gain or loss is credited or charged to the consolidated statements of income.

Dalam pembiayaaan bersama, anak perusahaan berhak menentukan tingkat bunga yang lebih tinggi ke konsumen daripada tingkat bunga yang ditetapkan dalam perjanjian pembiayaan bersama. Selisihnya merupakan pendapatan dari transaksi pembiayaan bersama.

For joint financing arrangements, the subsidiary has the right to set a higher interest rates to customers than stated in the joint financing agreement. The difference is recognised as revenue from joint financing transactions.

Piutang sewa guna usaha bersih merupakan jumlah piutang ditambah nilai sisa yang akan diterima oleh perusahaan sewa guna usaha pada akhir masa sewa guna usaha dikurangi dengan pendapatan sewa guna usaha yang ditangguhkan, simpanan jaminan dan penyisihan piutang ragu-ragu. Selisih antara nilai piutang bruto dan nilai tunai piutang diakui sebagai pendapatan sewa guna usaha yang ditangguhkan. Pendapatan sewa guna usaha yang ditangguhkan dialokasikan secara konsisten sebagai pendapatan periode berjalan berdasarkan suatu tingkat pengembalian berkala atas penanaman neto.

Direct financing lease receivables are stated net of residual value at the end of the leasing period, unearned lease income, security deposits and allowance for doubtful accounts. The difference between the gross receivable and the present value of the receivable is recognised as unearned lease income. Unearned lease income is allocated consistently as current period income based on a constant rate of return on the net investment.

Kebijakan akuntansi yang diterapkan oleh salah satu anak perusahaan untuk anjak piutang adalah sebagai berikut:

Accounting policy applied by certain subsidiary for factoring as follows:

Anak perusahaan sebagai *factor*
Anjak piutang tanpa *recourse* dicatat sebagai anjak piutang berdasarkan jumlah yang dibayarkan atas piutang yang dibeli. Selisih antara jumlah yang dibayarkan dengan nilai buku piutang yang dibeli ditambah retensi, jika ada, diakui sebagai pendapatan pada saat terjadinya transaksi.

Subsidiary as factor
Factored receivables acquired without recourse are recognized as factoring receivables at the amount of the receivables obtained. The difference between the factoring receivable and the amount paid to the client plus retention, if any is recognized as factoring income at the time the factoring transaction occurs

Anak perusahaan sebagai nasabah
Jumlah yang diterima dari anjak piutang dengan *recourse* diakui sebagai kewajiban anjak piutang

Subsidiary as client
Funds received in factoring with recourse transactions are recognized as a factoring

sebesar nilai piutang yang dialihkan. Selisih antara nilai piutang yang dialihkan dengan dana yang diterima ditambah retensi, jika ada, diakui sebagai biaya bunga selama periode anjak piutang.

liability in the amount of the transferred receivable. The difference between the amount of the transferred receivables and the funds receivable plus the retention, if any is recognized as interest expense over the factoring period.

h. Investasi pada perusahaan asosiasi

Investasi pada perusahaan dimana Perseroan dan anak perusahaan memiliki antara 20% sampai dengan 50% hak suara dan mempunyai pengaruh signifikan tetapi tidak mengendalikan, dibukukan berdasarkan metode ekuitas *(equity method)*. Berdasarkan metode tersebut biaya perolehan investasi ditambahkan atau dikurangi dengan bagian Perseroan atau anak perusahaan atas laba/(rugi) bersih perusahaan asosiasi sejak tanggal perolehan dan dividen. Kerugian yang melebihi nilai tercatat investasi diakui bila Perseroan atau anak perusahaan mempunyai komitmen untuk menyediakan bantuan pendanaan atau menjamin kewajiban perusahaan asosiasi.

Bagian laba/(rugi) bersih perusahaan asosiasi disesuaikan dengan amortisasi selisih antara biaya perolehan investasi dengan bagian Perseroan atau anak perusahaan atas nilai wajar aktiva bersih pada saat perolehan *(goodwill)*. Amortisasi ini dihitung dengan metode garis lurus, pada umumnya selama 20 tahun.

Laba yang belum direalisasi dari transaksi antara Perseroan dan anak perusahaan dengan perusahaan asosiasi dieliminasi sampai sebatas kepemilikan Perseroan dalam perusahaan asosiasi; rugi yang belum direalisasi juga dieliminasi kecuali transaksi tersebut menyediakan bukti terjadinya penurunan nilai aktiva yang ditransfer.

Transaksi modal dari perusahaan terafiliasi (anak perusahaan dan perusahaan asosiasi) yang mempengaruhi persentase pemilikan dan aktiva bersih anak perusahaan dan perusahaan asosiasi dicatat sebagai "Selisih transaksi perubahan ekuitas perusahaan afiliasi" dalam kelompok ekuitas pada neraca konsolidasian.

Penyisihan dibuat untuk penurunan nilai jangka panjang.

Investasi pada Konsorsium Intertel Astratel dibukukan berdasarkan metode ekuitas.

h. Investments in associates

Investments in companies in which the Company and subsidiaries have 20% to 50% of the voting rights, and over which the Company and subsidiaries exert significant influence, but which it does not control, are accounted for by the equity method. Based on this method the cost of investment is increased/(decreased) by the Company's and subsidiaries' share in the net income/(losses) of the associate from the date of acquisition and dividend. Once the investment's carrying value has been reduced to zero, further losses are taken up if the Company or subsidiaries have committed to provide financial support to or have guaranteed the obligations of the associates.

Equity in the net income/(losses) of associates is adjusted for the difference between the cost of the investment and the Company's or subsidiaries' proportionate share in the underlying fair value of the net assets at the date of acquisition ("goodwill") using straight-line amortisation, generally over 20 years.

Unrealised gains on transactions between the Company and its subsidiaries with its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Capital transactions from affiliated company (subsidiaries and associated company) which affecting the percentage of ownership and equity in the net assets of affiliates are shown as "Capital transactions of affiliates" under the equity section in the consolidated balance sheets.

Provisions are made for long-term impairment in value.

Investment in Konsorsium Intertel Astratel is accounted for by the equity method.

i. Investasi pada efek hutang dan ekuitas

Investasi pada efek hutang dan ekuitas yang nilai wajarnya tidak tersedia diakui pada harga perolehan dan penyisihan penurunan nilai investasi dilakukan apabila manajemen menyimpulkan bahwa nilai investasi telah mengalami penurunan yang signifikan atau permanen.

Untuk investasi pada efek hutang dan ekuitas yang nilai wajarnya tersedia, manajemen menentukan klasifikasi yang tepat untuk investasi tersebut pada saat perolehan dan mengevaluasi ulang klasifikasi tersebut pada setiap tanggal neraca.

Efek hutang diklasifikasi sebagai dimiliki hingga jatuh tempo apabila Perseroan dan anak perusahaan bermaksud dan mampu memiliki efek tersebut hingga jatuh tempo. Efek tersebut diakui pada harga perolehan setelah dikurangi diskonto atau premium yang belum diamortisasi.

Efek hutang dan ekuitas yang dibeli dan dimiliki untuk diperdagangkan dalam waktu dekat diklasifikasi sebagai efek yang diperdagangkan dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi diakui pada laporan laba rugi konsolidasian.

Efek hutang dan ekuitas yang tidak diklasifikasi sebagai dimiliki hingga jatuh tempo atau diperdagangkan, diklasifikasikan sebagai efek yang tersedia untuk dijual dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi disajikan sebagai komponen terpisah "Akumulasi penyesuaian nilai wajar investasi" di bagian ekuitas.

Harga pokok efek yang dijual ditentukan dengan metode rata-rata tertimbang.

Dividen dari investasi pada efek hutang dan ekuitas diakui pada saat diumumkan.

j. Proyek perkebunan plasma – bersih

Biaya-biaya yang terjadi dalam tahap pengembangan perkebunan plasma sampai perkebunan tersebut siap dikonversi dikapitalisasi ke akun perkebunan plasma. Pengembangan perkebunan ini dibiayai oleh kredit investasi perkebunan plasma dari bank. Akumulasi biaya pengembangan perkebunan plasma disajikan dalam jumlah bersih sebagai akun "Uang muka proyek perkebunan plasma" atau "Proyek

i. Investments in debt and equity securities

Investments in debt and equity securities that do not have readily determinable fair values are stated at cost and a provision is only made where, in the opinion of management, there has been a significant reduction or a permanent decline in the value of the investment.

For investments in debt and equity securities that have readily determinable fair values, management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Debt securities are classified as held to maturity when the Company and subsidiaries have the intent and ability to hold the securities to maturity. Held to maturity securities are stated at cost net of unamortised discount or premium.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near future are classified as trading securities and carried at fair value, with unrealised gains and losses recognised in the consolidated statements of income.

Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and carried at fair value, with unrealised gains and losses reported as a separate component of equity, "Investment fair value revaluation reserve".

Cost of securities sold is determined on the weighted average method.

Dividends from investments in debt and equity securities are recognised when declared.

j. Plasma projects - net

Costs incurred during the development phase up to conversion of plasma plantations are capitalised to the plasma plantation account. Development of the plasma plantations is financed by plasma plantation investment credits from banks. The accumulated development costs are presented net of investment credit receipts, as "Advances for plasma projects" or "Plasma projects – net".

(Expressed in millions of Rupiah)

perkebunan plasma – bersih", setelah dikurangi dengan kredit investasi perkebunan plasma yang diterima.

Selisih antara akumulasi biaya pengembangan dengan nilai konversi perkebunan plasma dibebankan pada laporan laba rugi konsolidasian.

The difference between accumulated development costs and conversion value of plasma plantations is charged to the consolidated statements of income.

Perubahan kebijakan akuntansi

Change in accounting policy

Sebelumnya, selisih antara akumulasi biaya pengembangan dengan nilai konversi perkebunan plasma ditangguhkan dan diamortisasi dengan metode garis lurus selama taksiran masa manfaat ekonomis perkebunan plasma.

Previously, the difference between accumulated development costs and conversion value of plasma plantations was deferred and amortised using the straight-line method over the estimated useful lives of the plasma plantations.

i) Dasar perubahan kebijakan akuntansi.

Perubahan kebijakan akuntansi ini sesuai dengan ketentuan Surat Edaran Ketua Badan Pengawas Pasar Modal No SE-02/PM/2002 tanggal 27 Desember 2002 lampiran 13 mengenai Pedoman Penyajian dan Pengungkapan Laporan Keuangan Perusahaan Publik untuk industri perkebunan.

i) Basis for change in accounting policy.

This change in accounting policy is in accordance with the Circular Letter of the Chairman of the Bapepam No SE-02/PM/2002 dated 27 December 2002 on appendix 13 regarding Guidance on Presentation and Disclosures of Financial Statements for the plantation industry.

ii) Perlakuan perubahan kebijakan akuntansi ini oleh PT Astra Agro Lestari Tbk ("AAL").

Dengan adanya perubahan kebijakan akuntansi ini maka AAL menyajikan kembali laporan keuangannya untuk sembilan bulan yang berakhir pada 30 September 2002 sebagai berikut saldo debit/(kredit):

ii) The treatment of this change in accounting policy by PT Astra Agro Lestari Tbk ("AAL").

In respect of the above change in accounting policy, AAL restated its financial statements for the nine months ended 30 September 2002 as follows debit/(credit) balance:

	Dilaporkan sebelumnya/ *Before restatement*	Disajikan kembali/ *After restatement*	
Neraca			***Balance sheet***
Perkebunan plasma, bersih (dilaporkan sebelumnya sebagai aktiva tidak lancar, dan disajikan kembali sebagai kewajiban tidak lancar)	146,335	(22,152)	*Plasma plantations, net (previously reported as non-current assets, and currently restated as non-current liabilities)*
Aktiva pajak tangguhan, bersih	72,799	109,437	*Deferred tax assets, net*
Hak minoritas atas aktiva bersih anak perusahaan	50,250	41,532	*Minority interest in net assets of subsidiaries*
Saldo laba yang belum ditentukan penggunaannya	537,615	427,771	*Unappropriated retained earnings*

(Expressed in millions of Rupiah)

	Dilaporkan sebelumnya/ *Before restatement*	Disajikan kembali/ *After restatement*	
Laporan laba rugi			***Statements of income***
Amortisasi selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya yang ditangguhkan	3,979	-	*Amortisation of deferred excess plasma plantation development costs over conversion value*
Selisih antara akumulasi biaya pengembangan perkebunan plasma dengan nilai konversinya	-	24,726	*Difference between accumulated plasma plantation development costs and conversion value*
Manfaat tangguhan pajak penghasilan	8,581	4,386	*Deferred tax benefit*
Hak minoritas atas laba bersih anak perusahaan	8,247	7,666	*Minority interest in net income of subsidiaries*
Laba bersih	180,482	165,921	*Net income*

iii) Perlakuan perubahan kebijakan akuntansi dalam laporan keuangan konsolidasian.

Dalam laporan keuangan konsolidasian ini, semua penyesuaian tersebut di atas tidak dibukukan sebagai penyesuaian periode sebelumnya untuk sembilan bulan yang berakhir 30 September 2002 dengan pertimbangan dampak penyesuaian tersebut tidak material terhadap laporan keuangan konsolidasian secara keseluruhan.

Penyesuaian tersebut diatas beserta transaksi selama tahun 2001 telah dibukukan pada laporan keuangan untuk tahun yang berakhir 31 Desember 2002. Dampak pajak dan bagian minoritas dari penyesuaian tersebut juga telah disesuaikan.

iii) Treatment of changes in accounting policy in the consolidated financial statements.

In these consolidated financial statements, the above mentioned adjustments are not treated as prior period adjustments for the nine months ended 30 September 2002, as the impact is not material to the consolidated financial statements.

The above mentioned adjustment and also 2001 transactions have been recorded in financial statements for the year ended 31 December 2002. The tax effect and minority portion of the adjustment have also been recorded.

k. Aktiva tetap dan penyusutan

Pemilikan langsung

Aktiva tetap diakui sebesar harga perolehan, kecuali aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan Pemerintah yang berlaku yang dinyatakan dengan nilai revaluasi, dikurangi akumulasi penyusutan. Selisih yang timbul dari penilaian kembali aktiva tetap dikreditkan ke akun "Selisih penilaian kembali aktiva tetap" yang disajikan pada bagian ekuitas.

k. Fixed assets and depreciation

Direct ownership

Fixed assets are stated at cost, except for certain fixed assets which are stated at revalued amounts in accordance with existing Government regulations, less accumulated depreciation. The difference resulting from the revaluation of such fixed assets is credited to the "Fixed assets revaluation reserve" account presented in the equity section.

Biaya-biaya piranti lunak komputer yang terjadi selama tahap awal proyek dan setelah tahap penerapan dibebankan pada tahun berjalan. Biaya-biaya sehubungan dengan tahap pengembangan aplikasi dikapitalisasi.

Computer software costs that are incurred during the preliminary project and post implementation stages are expensed. Costs incurred during the application development stage are capitalised.

Penyusutan pada umumnya dihitung dengan menggunakan metode garis lurus, kecuali untuk aktiva tetap tertentu yang dimiliki PT Toyota-Astra Motor ("TAM Baru", lihat Catatan 3c), anak perusahaan. TAM Baru menghitung penyusutan dengan menggunakan metode saldo menurun ganda untuk seluruh aktiva tetap kecuali bangunan dan prasarana. Penyusutan tersebut dihitung berdasarkan estimasi masa manfaat ekonomis aktiva tetap sebagai berikut:

Depreciation is generally calculated on the straight-line method, except for certain fixed assets of PT Toyota-Astra Motor ("New TAM", refer to Note 3c), a subsidiary. New TAM calculates depreciation using the double declining method for all fixed assets except for buildings and improvements. Depreciation is calculated based on the estimated useful lives of the assets as follows:

	Tahun/*Years*		
	Perseroan/ *Company*	**Anak perusahaan/ *Subsidiaries***	
Bangunan dan fasilitasnya	4 - 30	4 - 25	*Buildings and building improvements*
Mesin dan peralatan	4 - 5	2 - 20	*Machinery and equipment*
Alat-alat pengangkutan	5	4 - 08	*Transportation equipment*
Perabot dan peralatan kantor	4 - 5	2 - 10	*Furniture and office equipment*
Tanaman menghasilkan	-	20	*Mature plantations*
Alat-alat berat yang disewakan	-	5	*Heavy equipment for lease*

Hak atas tanah tidak diamortisasi.

Land rights are not amortised.

Biaya pemeliharaan dan perbaikan diakui sebagai beban pada saat terjadinya. Pengeluaran yang memperpanjang masa manfaat aktiva atau yang memberikan manfaat ekonomis berupa peningkatan kapasitas atau mutu produksi, dikapitalisasi dan disusutkan sesuai dengan tarif penyusutan yang sesuai.

The cost of repairs and maintenance is charged as an expense as incurred. Expenditures which extend the future life of assets or provide further economic benefits by increasing capacity or quality of production are capitalised and depreciated based on applicable depreciation rates.

Apabila nilai tercatat aktiva lebih besar dari nilai yang dapat diperoleh kembali, nilai tercatat aktiva diturunkan menjadi sebesar nilai yang dapat diperoleh kembali, yang ditentukan sebagai nilai tertinggi antara harga jual neto dan nilai pakai.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount, which is determined as being the higher of net selling price or value in use.

Apabila aktiva tetap tidak digunakan lagi atau dijual, maka nilai tercatat dan akumulasi penyusutannya dikeluarkan dari laporan keuangan konsolidasian, dan keuntungan dan kerugian yang dihasilkan diakui dalam laporan laba rugi konsolidasian.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains and losses on the disposal of fixed assets are recognised in the consolidated statements of income.

Akumulasi biaya persiapan lahan, penanaman, pemupukan, pemeliharaan dan biaya tidak langsung lainnya dikapitalisasi sebagai "Aktiva dalam penyelesaian - tanaman belum menghasilkan". Biaya tersebut direklasifikasi ke akun "Tanaman menghasilkan" pada saat tanaman yang bersangkutan siap menghasilkan. Penyusutan mulai dibebankan pada saat tanaman dinyatakan menghasilkan.

The accumulated costs of field preparation, planting, fertilizers, maintenance and overheads are capitalised as "Assets under construction - immature plantations". These costs are reclassified to "Mature plantations" when the plantations becomes productive and are ready for use. Depreciation is charged from the date when a plantation is ready for use.

Akumulasi biaya konstruksi bangunan, pabrik, dan pemasangan mesin dikapitalisasi sebagai "Aktiva dalam penyelesaian - bangunan dan mesin". Biaya tersebut direklasifikasi ke akun aktiva tetap pada saat proses konstruksi atau pemasangan selesai. Penyusutan mulai dibebankan pada saat aktiva tersebut mulai digunakan.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as "Assets under construction – buildings and machinery". These costs are reclassified to the fixed asset accounts when the construction or installation is complete. Depreciation is charged from the date when assets are brought into use.

Biaya bunga dan biaya pinjaman lain, seperti diskonto dan keuntungan atau kerugian selisih kurs, baik yang secara langsung ataupun tidak langsung digunakan untuk mendanai proses pembangunan aktiva tertentu (*qualifying assets)*, dikapitalisasi sampai dengan saat proses pembangunan tersebut selesai. Untuk pinjaman yang dapat diatribusi secara langsung, jumlah yang dikapitalisasi adalah sebesar biaya pinjaman yang terjadi selama periode berjalan, dikurangi pendapatan investasi jangka pendek dari pinjaman tersebut.

Interest and other borrowing costs, such as discount fees and foreign exchange gains or losses on loans either directly or indirectly used in financing construction of a qualifying asset are capitalised up to the date when construction is complete. For borrowings directly attributable to a qualifying asset, the amount to be capitalised is determined as the actual borrowing costs incurred during the period, less any income earned on the temporary investment of such borrowings.

Untuk pinjaman yang tidak secara khusus digunakan untuk perolehan aktiva tertentu, jumlah biaya pinjaman yang dikapitalisasi ditentukan dengan mengalikan tingkat kapitalisasi dengan pengeluaran untuk aktiva tertentu. Tingkat kapitalisasi adalah rata-rata tertimbang biaya pinjaman dari seluruh pinjaman terkait dalam periode tertentu, dengan mengecualikan jumlah pinjaman yang secara khusus digunakan untuk perolehan aktiva tertentu.

For borrowings that are not directly attributable to a qualifying asset, the amount to be capitalised is determined by applying a capitalisation rate to the amount expended on the qualifying asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the total borrowings outstanding during the period, excluding borrowings directly attributable to finance certain qualifying asset.

Aktiva sewa guna usaha

Aktiva tetap yang diperoleh dengan sewa guna usaha pembiayaan disajikan sejumlah nilai tunai dari jumlah pembayaran minimum sewa guna usaha ditambah harga opsi pada awal periode sewa. Kewajiban yang terkait juga diakui dan setiap pembayaran angsuran dialokasi sebagai pelunasan kewajiban atau hutang dan pembayaran beban bunga. Aktiva sewa guna usaha disusutkan dengan metode yang sama seperti aktiva yang dimiliki.

Fixed assets under finance leases

Fixed assets acquired by means of finance leases are presented at the present value of the minimum lease payments plus purchase option at the beginning of the lease term. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges. The assets are depreciated similarly to owned assets.

Keuntungan atau kerugian atas penjualan dan penyewaan kembali dimana penyewaan kembali tersebut merupakan sewa guna usaha pembiayaan, ditangguhkan dan diamortisasi selama sisa masa manfaat aktiva sewa guna usaha yang bersangkutan dengan menggunakan metode garis lurus.

Gains or losses on sale-and-leaseback, in which the leaseback is a finance lease, are deferred and amortised over the remaining useful lives of the leased assets using the straight-line method.

l. Biaya tangguhan

Biaya tangguhan terdiri dari biaya yang dikeluarkan sehubungan dengan perolehan atau perpanjangan izin atas tanah dan biaya tangguhan lainnya dan diamortisasi selama masa manfaat masing-masing biaya.

l. Deferred charges

Deferred charges consist of costs associated with the acquisition or renewal of legal titles and other deferred charges and are amortised over the expected beneficial period.

m. Manfaat pensiun

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi terdiri dari kontribusi karyawan dan kontribusi Perseroan dan anak perusahaan yang dihitung secara aktuarial, kecuali kontribusi TAM Baru (lihat Catatan 3c), anak perusahaan. Kontribusi atas dana pensiun TAM Baru seluruhnya ditanggung oleh TAM Baru.

Biaya jasa kini diakui sebagai beban periode berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan yang ada.

Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

m. Retirement benefits

The Company and certain subsidiaries, have contributory defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions and actuarially computed Company and subsidiaries' contributions, except for New TAM (refer to Note 3c), a subsidiary. Contributions to the retirement fund of New TAM are all borne by New TAM.

Current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees.

The valuation method used by the independent qualified actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

n. Instrumen keuangan derivatif

Perseroan dan anak perusahaan melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing secara periodik dengan pihak lain dalam rangka penerapan kebijakan manajemen risiko.

Berdasarkan PSAK 55, "Akuntansi untuk Instrumen Derivatif dan Aktivitas Lindung Nilai", instrumen derivatif diakui pada neraca sebagai aktiva atau kewajiban, tergantung pada hak atau kewajiban sebagaimana diatur dalam kontrak, dan dicatat sebesar nilai wajarnya.

n. Derivative financial instruments

The Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparts, in implementing its risk management policies.

Based on PSAK 55 "Accounting for Derivative Instruments and Hedging Activities", all derivative financial instruments should be recognised in the balance sheet as either assets or liabilities, depending on the rights or obligations under the contracts, and measured at their fair values.

(Expressed in millions of Rupiah)

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai perlakuan terhadap unsur yang dilindungnilaikan.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the treatment of the hedged item.

Untuk dapat menggunakan akuntansi lindung nilai, PSAK 55 mengharuskan beberapa persyaratan tertentu dipenuhi antara lain mengenai dokumentasi sejak tanggal mulainya lindung nilai.

To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

o. Transaksi dan saldo dalam mata uang asing

o. Foreign currency transactions and balances

Transaksi dalam mata uang asing dicatat ke dalam Rupiah berdasarkan kurs pada saat transaksi dilakukan. Pada tanggal neraca, aktiva dan kewajiban moneter dalam mata uang asing, dijabarkan dengan kurs yang berlaku pada tanggal neraca.

Transactions denominated in a foreign currency are converted into Rupiah at the exchange rate prevailing at the date of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at that date.

Kurs utama berdasarkan kurs tengah yang diterbitkan Bank Indonesia yang digunakan adalah sebagai berikut (dalam Rupiah penuh):

The major exchange rates used, based on the middle rates published by Bank Indonesia, are as follows (in full Rupiah amount):

	2003	2002	
Pound Sterling Inggris	14,010	14,090	*Great Britain Pounds Sterling*
US Dolar	8,389	9,015	*US Dollars*
Euro Eropa	9,759	8,862	*European Euros*
Yen Jepang	76	74	*Japanese Yen*

Selisih nilai tukar yang timbul dari transaksi atau penjabaran aktiva dan kewajiban moneter dalam mata uang asing dibebankan pada laporan laba rugi konsolidasian.

Exchange gains and losses arising on transactions in foreign currency and on the translation of foreign currency monetary assets and liabilities are recognised in the consolidated statements of income.

p. Kompensasi berbasis saham

p. Stock-based compensation

Perseroan dan anak perusahaan tertentu memberikan opsi saham kepada karyawan. Beban kompensasi ditentukan pada tanggal pemberian kompensasi berdasarkan nilai wajar dari seluruh opsi saham yang diberikan dan diakui pada laporan laba rugi konsolidasian selama periode jasa diberikan atau periode *vesting*.

The Company and certain subsidiaries provide stock options to employees. Compensation cost is measured at grant date based on the fair value of the stock option and is recognised in the consolidated statements of income over the service or vesting period.

Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi *"Black-Scholes"*.

The fair value of options granted is estimated using the "Black-Scholes" option pricing model.

q. *Rights*

Sehubungan dengan penerbitan Pinjaman dan Obligasi Seri III dalam rangka restrukturisasi pinjaman dan obligasi Perseroan pada tahun 1999, Perseroan menerbitkan *detachable rights*. *Rights* ini dapat diperdagangkan secara terpisah dari pinjaman dan obligasi tersebut.

Rights ini dicatat sebesar nilai wajar dan diakui sebagai bagian dari ekuitas "Tambahan modal disetor". Jumlah yang sama diakui sebagai diskonto. Diskonto yang belum diamortisasi dicatat sebagai pengurang nilai pokok pinjaman bank dan obligasi dan diamortisasi sesuai dengan jangka waktu pinjaman dan obligasi tersebut. Dana yang diperoleh pada saat eksekusi *rights* dan jumlah yang dialokasikan sebagai nilai wajar *rights* yang bersangkutan akan dicatat sebagai modal saham dan tambahan modal disetor.

q. Rights

Detachable rights were issued in relation to the issuance of Series III Loans and Bonds under the debt restructuring of the Company's loans and bonds in 1999 and can be traded separately from the loans and the bonds.

The rights are recorded at fair value and recognised as part of equity "Additional paid-in capital" with the corresponding balance recorded as discount. Unamortised discount is recorded as a deduction from the loans and bonds and amortised over the period of the loans and bonds. The funds received upon the exercise of the rights and the amount allocated as the fair value of such rights is recorded as share capital and additional paid-in capital.

r. Pengakuan penghasilan dan beban

Penghasilan bersih adalah penghasilan Perseroan dan anak perusahaan yang diperoleh dari penjualan produk dan jasa, setelah dikurangi diskon, retur, potongan penjualan, pajak penjualan barang mewah dan pajak pertambahan nilai.

Penghasilan dari penjualan domestik diakui pada saat barang ditagih dan siap dikirimkan. Penghasilan dari penjualan ekspor diakui pada saat penyerahan barang di atas kapal pelabuhan pengiriman. Penghasilan jasa diakui pada saat jasa telah diberikan kepada pelanggan.

Penghasilan dari penjualan *real estate* diakui dengan menggunakan metode persentase penyelesaian sepanjang memenuhi kondisi tertentu.

Penghasilan dari piutang pembiayaan yang merupakan selisih antara seluruh pembayaran angsuran yang akan diterima dari pelanggan dengan biaya perolehan aktiva yang dibiayai, dicatat sebagai penghasilan tangguhan dan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak pembiayaan. Penghasilan tersebut tidak diakui apabila kolektibilitasnya diragukan.

Beban diakui pada saat terjadinya berdasarkan metode akrual.

r. Revenue and expense recognition

Net revenues represent revenue earned from the sale of the Company's and subsidiaries' products and services, net of discounts, returns, trade allowances, luxury and value added taxes.

Revenue from domestic sales of goods is recognised when goods are billed and ready for delivery. Revenue from export sales is recognised upon shipment of the goods to the customers. Revenue from rendering of services is recognised when services are rendered.

Revenue from real estate sales is recognised based on the percentage-of-completion method, provided certain criteria are met.

Income from financing receivables, which is the excess of aggregate instalment payments collectible from the customers over the cost of financed assets, is recorded as unearned income and subsequently recognised as income over the term of the respective financing contracts. Income is not recognised when there is an indication that collectibility is doubtful.

Expenses are recognised as incurred on an accruals basis.

(Expressed in millions of Rupiah)

s. Perpajakan

Semua perbedaan temporer antara jumlah tercatat aktiva dan kewajiban dengan dasar pengenaan pajaknya diakui sebagai pajak tangguhan dengan metode kewajiban (*liability*). Pajak tangguhan diukur dengan tarif pajak yang berlaku saat ini.

Aktiva pajak tangguhan diakui apabila besar kemungkinan bahwa jumlah penghasilan kena pajak pada masa mendatang akan memadai untuk dikompensasi dengan perbedaan temporer.

Koreksi terhadap kewajiban perpajakan diakui pada saat surat ketetapan pajak diterima atau jika mengajukan keberatan/banding pada saat keputusan atas keberatan/banding tersebut telah ditetapkan.

s. Taxation

Deferred income tax is provided using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences the tax losses can be utilised.

Adjustments to taxation obligations are recorded when an assessment is received or, if an appeal is filed when decision of the appeal is made.

t. Penyisihan atas manfaat uang jasa karyawan

Hak karyawan yang berhubungan dengan peraturan Menteri Tenaga Kerja dan Transmigrasi diakui dengan metode akrual sesuai dengan jasa yang diberikan oleh karyawan sampai dengan tanggal neraca dan dihitung sesuai dengan peraturan Menteri Tenaga Kerja dan Transmigrasi, dan PSAK 57 "Kewajiban Diestimasi, Aktiva Kontijensi dan Kewajiban Kontijensi".

Undang-undang (UU) No. 13/2003 tentang Ketenagakerjaan disahkan dan dinyatakan berlaku terhitung sejak tanggal 25 Maret 2003. Saat ini, Perseroan dan Anak Perusahaan, kecuali PT Astra Otoparts Tbk ("AOP"), sedang menghitung dampak dari UU tersebut sehingga belum ada penyesuaian yang dilakukan dalam laporan keuangan konsolidasian ini. AOP telah membukukan beban manfaat karyawan sesuai dengan UU tersebut.

t. Provision for employee entitlements

Employee entitlements in relation to Minister of Manpower and Transmigration regulations are recognised when they vest with the employee. A provision is recorded for the liability as a result of past services rendered by employees, up to the balance sheet date, and is calculated based on the Minister of Manpower and Transmigration regulations, and PSAK 57 "Provisions, Contingent Liabilities and Contingent Assets".

Law No. 13/2003 regarding to the Manpower was ratified and became effective since 25 March 2003. At present, the Company and subsidiaries, except PT Astra Otoparts Tbk ("AOP"), are still calculating the impact of that law, no adjustments have been made in the consolidated financial statements. AOP has recorded the provision for employee benefits according to the law.

u. Transaksi restrukturisasi antara entitas sepengendali

Selisih antara harga pengalihan dengan nilai buku setiap transaksi restrukturisasi antara entitas sepengendali dibukukan dalam akun "Selisih transaksi restrukturisasi entitas sepengendali". Saldo akun tersebut selanjutnya disajikan sebagai unsur ekuitas.

Saldo akun tersebut tidak berubah akibat pengalihan lebih lanjut aktiva, kewajiban, saham atau instrumen kepemilikan lainnya tersebut kepada entitas lain.

u. Restructuring transactions of entities under common control

In restructuring transactions of entities under common control, any difference between the transfer price and the book value is recorded under the account "Difference arising from restructuring transactions of entities under common control" and presented under the equity sections.

The balance of this account does not change as a result of a further transfer of assets, liabilities, equity or other ownership instruments to another entity.

v. Laba per saham

Laba per saham dasar, dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada periode yang bersangkutan. Laba per saham dasar untuk sembilan bulan yang berakhir pada tanggal 30 September 2002 telah disajikan kembali dengan didasarkan pada jumlah baru saham yang beredar sesuai dengan penerbitan saham baru yang telah dilakukan sehubungan dengan PUT II (lihat Catatan 1).

Laba per saham dilusian, dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada periode yang bersangkutan yang disesuaikan untuk mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari efek berpotensi saham yang sifatnya dilutif selama periode bersangkutan.

v. Earnings per share

Basic earnings per share is computed by dividing the net income with the weighted average number of shares outstanding during the period. Basic earnings per share for the nine months ended 30 September 2002 has been restated based on adjusted weighted average number of shares outstanding due to the issuance of new shares in connection with LPO II (refer to Note 1).

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the period.

w. Penggunaan estimasi

Penyusunan laporan keuangan konsolidasian sesuai dengan prinsip akuntansi yang berlaku umum mengharuskan manajemen untuk membuat estimasi dan asumsi yang mempengaruhi jumlah aktiva dan kewajiban dan pengungkapan aktiva dan kewajiban kontinjen pada tanggal laporan keuangan konsolidasian serta jumlah pendapatan dan beban selama periode pelaporan. Hasil yang sebenarnya mungkin berbeda dari jumlah yang diestimasi.

w. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. AKUISISI DAN PELEPASAN SIGNIFIKAN ATAS ANAK PERUSAHAAN, DAN PERUSAHAAN ASOSIASI SERTA RESTRUKTURISASI USAHA

Transaksi signifikan sehubungan dengan pelepasan anak perusahaan dan perusahaan asosiasi serta restrukturisasi usaha pada tahun 2003 dan 2002 adalah sebagai berikut:

3. MAJOR ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES AND BUSINESS RESTRUCTURING

Significant acquisitions and disposals of subsidiaries and associates and business restructuring in 2003 and 2002 are as follows:

(Expressed in millions of Rupiah)

a. Akuisisi yang signifikan

Akuisisi yang signifikan pada PT Gaya Motor

Pada tanggal 15 April 2003 Perseroan dan PT Arya Loka Sentana, anak perusahaan, telah menandatangani dokumen Akta Jual Beli Saham untuk pembelian 1.500 saham prioritas dan 42.735 saham biasa PT Gaya Motor ("GM") milik PT Rajawali Nusantara Indonesia ("Rajawali"), untuk meningkatkan kepemilikannya menjadi 100%.

Rincian aktiva bersih yang diakuisisi dan goodwill adalah sebagai berikut:

a. Significant acquisition

Significant acquisition in PT Gaya Motor

On 15 April 2003, the Company and PT Arya Loka Sentana, a subsidiary, signed a Sale and Purchase of Shares Agreement for the purchase of 1,500 shares of preferred stocks and 42,735 shares of common stock of PT Gaya Motor ("GM") owned by PT Rajawali Nusantara Indonesia ("Rajawali") to increase their investment to 100%.

Detail of net asset acquired and goodwill are as follow:

	2002	
Jumlah aktiva	164,543	*Total assets*
Jumlah kewajiban	48,370	*Total liabilities*
Nilai wajar aktiva bersih	116,173	*Fair value of net assets*
Nilai wajar aktiva bersih yang diperoleh	27,974	*Fair value of net assets aquired*
Goodwill	13,526	*Goodwill*
Harga perolehan	41,500	*Purchase consideration*
Goodwill diamortisasi selama 20 tahun		*Goodwill is being amortized over 20 years*

b. Pelepasan yang signifikan

b. Major disposals

Perusahaan induk/ *Holding Company*	Pelepasan/ *Disposal*	Tanggal/ *Date*	% kepemilikan sebelum pelepasan/ *% interest before disposal*	% kepemilikan setelah pelepasan/ *% interest after disposal*	Aktiva bersih yang dijual/ *Net assets sold* Rp miliar/ *Rp billion*	Harga jual/ *Consideration* Rp miliar/ *Rp billion*	Laba/(rugi) pelepasan/ *Profit/(loss) on disposal* Rp miliar/ *Rp billion*
Pelepasan tahun 2003/*2003 disposals*							
PT Astra International Tbk	PT Toyota Motor Mfg Ind	30/09/2003	51.00	5.00	470.83 *	1,895.91	1,425.08
PT Astratel Nusantara	PT Pramindo Ikat Nusantara	30/09/2003	24.50	19.25	80.16	152.14	71.98
Pelepasan tahun 2002/*2002 disposals*							
PT Astra International Tbk	PT Sumalindo Lestari Jaya Tbk	19/08/2002	74.56	-	23.79	13.98	(9.81)
PT Astra Otoparts Tbk	PT Adiwira Presisi Industri	28/08/2002	51.00	-	16.48	15.54	(0.94)
PT Astratel Nusantara	PT Pramindo Ikat Nusantara	17/09/2002	35.00	24.50	127.01	338.36	211.35

* Setelah disesuaikan dengan efek realisasi selisih transaksi perubahan ekuitas PT TMMI sebesar Rp 128,11 miliar/
After the adjustment of realization effect of capital transaction of PT TMMI amounted to Rp 128.11 billion

Pelepasan investasi pada PT Sumalindo Lestari Jaya Tbk

Berdasarkan Perjanjian Novasi tertanggal 5 Juli 2002, PT Sumber Graha Sejahtera ("SGS") telah setuju untuk membeli investasi Perseroan pada SLJ dan piutang yang terkait. Perjanjian ini merupakan penyempurnaan dari Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") antara PT Nelly Jaya Pratama dan Perseroan yang ditandatangani pada tanggal 25 Juni 2002.

Disposal of investment in PT Sumalindo Lestari Jaya Tbk

Pursuant to a Novation Agreement dated 5 July 2002, PT Sumber Graha Sejahtera ("SGS") agreed to purchase the Company's investment in SLJ and associated receivable. This agreement followed the assignment of a Conditional Sale and Purchase Agreement between PT Nelly Jaya Pratama and the Company, signed on 25 June 2002.

(Expressed in millions of Rupiah)

Pada tanggal 8 Agustus 2002, Perseroan menandatangani Perubahan dan Pernyataan Kembali P3B ("P5B") untuk penjualan kepemilikan Perseroan sebesar 74,56% di SLJ kepada SGS dan pengalihan piutang Perseroan di SLJ kepada PT Rifan Financindo Asset Management ("Rifan"). P5B tersebut juga memuat kondisi-kondisi tertentu yang harus dipenuhi oleh semua pihak terkait pada tanggal 19 Agustus 2002. Pada tanggal tersebut, Perseroan menandatangani Akta Pengalihan Saham dengan SGS untuk menjual semua saham miliknya di SLJ dengan harga Rp 13,98 miliar, dan menandatangani dokumen Pengalihan Piutang dengan Rifan untuk penjualan tagihan sejumlah US$ 10,45 juta berikut bunganya sejumlah US$ 1,53 juta dari SLJ dengan harga US$ 1 juta.

On 8 August 2002, the Company signed an Amended and Restated Conditional Sale and Purchase Agreement ("ARCSPA") for the disposal of its 74.56% investment in SLJ to SGS and to assign an associated receivable in SLJ to PT Rifan Financindo Asset Management ("Rifan"). For the transaction to take place, certain conditions precedent contained in the ARCSPA fulfilled by the parties on 19 August 2002. On this date, the Company signed the Share Transfer Deed with SGS to finalise the disposal of its shares in SLJ for Rp 13.98 billion, and signed the Assignment of Receivables with Rifan to dispose of its receivables from SLJ of US$ 10.45 million, together with interest of US$ 1.53 million, for US$ 1 million.

Lihat Catatan 30 untuk rincian operasi dalam penghentian.

Refer to Note 30 for details of the discontinuing operation.

Pelepasan investasi pada PT Pramindo Ikat Nusantara (perusahaan asosiasi dari PT Astratel Nusantara)

Disposal of investment in PT Pramindo Ikat Nusantara (an associate of PT Astratel Nusantara)

Pada tanggal 17 September 2002, PT Astratel Nusantara ("Astratel"), anak perusahaan, telah mentransfer 30% dari 35% saham PT Pramindo Ikat Nusantara ("PIN") yang dimilikinya ke PT Persero Telekomunikasi Indonesia Tbk ("Telkom") sehingga kepemilikan Astratel pada PIN turun menjadi 24,5%. Selanjutnya pada tanggal 30 September 2003, Astratel kembali mentransfer 15% dari 35% saham PIN ke Telkom yang mengakibatkan kepemilikannya turun menjadi 19,25% (lihat Catatan 11 dan 27j).

On 17 September 2002, PT Astratel Nusantara ("Astratel"), a subsidiary, sold 30% of its 35% interest in PT Pramindo Ikat Nusantara ("PIN") to PT Persero Telekomunikasi Indonesia Tbk ("Telkom"), which resulted in a decrease in Astratel's ownership in PIN to 24.5%. Further, on 30 September 2003, Astratel sold another 15% of its 35% interest in PIN to Telkom, resulting a decrease in Astratel's ownership in PIN to 19.25% (refer to Notes 11 and 27j).

c. Restrukturisasi usaha

*c. **Business restructuring***

PT Astra Daihatsu Motor

PT Astra Daihatsu Motor

Pada tanggal 30 Agustus 2002, sebagai pelaksanaan atas kesepakatan para pemegang saham PT Astra Daihatsu Motor ("ADM"), Daihatsu Motor Corporation ("DMC") menyetorkan modal sejumlah kurang lebih Rp 427,5 miliar kepada ADM untuk meningkatkan kinerja produksi dan distribusi ADM. Dengan setoran modal tersebut, kepemilikan DMC atas saham ADM meningkat dari 40,00% menjadi 61,75% dan kepemilikan Perseroan atas saham ADM berkurang dari 50,00% menjadi 31,87%, kepemilikan Nichimen Corporation atas saham ADM juga berkurang dari 10,00% menjadi 6,38%.

On 30 August 2002, Daihatsu Motor Corporation ("DMC") contributed capital of approximatelly Rp 427.5 billion to PT Astra Daihatsu Motor ("ADM") to improve ADM performance in production and distribution as part of an agreement between shareholders of ADM. As a result of the capital contribution, DMC's ownership in ADM increased from 40.00% to 61.75% and the Company's ownership decreased from 50.00% to 31.87%, Nichimen Corporation's ownership also decreased from 10.00% to 6.38%.

(Expressed in millions of Rupiah)

Perseroan akan tetap berperan sebagai distributor mobil Daihatsu di Indonesia dan akan didukung kerja sama yang lebih kuat dengan DMC.

The Company will continue to play its role as the distributor of Daihatsu vehicles in Indonesia and will be supported by stronger collaboration with DMC.

PT Astra Otoparts Tbk

Pada tanggal 13 Desember 2002 PT Astra Otoparts Tbk ("AOP"), anak perusahaan, dan Toyoda Gosei Co., Ltd., Jepang mendirikan PT Toyoda Gosei Safety Systems Indonesia ("TGSSI") yang akan memproduksi dan memasarkan produk roda kemudi. Akta pendirian TGSSI disahkan oleh Menteri Kehakiman dan Hak Asasi Manusia tanggal 16 Januari 2003. AOP mengambil bagian 3.000 saham TGSSI (20% dari modal disetor) sebesar US$ 300 ribu.

PT Astra Otoparts Tbk

On 13 December 2002, PT Astra Otoparts Tbk ("AOP"), a subsidiary, and Toyoda Gosei Co., Ltd., Japan, established PT Toyoda Gosei Safety Systems Indonesia ("TGSSI") which will manufacture and market automotive steering wheels. The deed of establishment was approved by the Minister of Justice and Human Rights on 16 January 2003. AOP subscribed and paid-up 3,000 TGSSI's shares (20% ownership interest) for US$ 300 thousand.

PT Toyota-Astra Motor

Pada tanggal 20 Februari 2003, Perseroan dan Toyota Motor Corporation ("TMC"), sebagai pemegang saham PT Toyota-Astra Motor ("TAM"), menandatangani Nota Kesepahaman untuk melakukan reorganisasi bisnis Toyota di Indonesia agar bisnis tersebut dijalankan oleh dua perusahaan terpisah yang masing-masing bergerak dalam bidang manufaktur dan distribusi.

Pada tanggal 6 Juni 2003, nama perusahaan TAM secara resmi berubah menjadi PT Toyota Motor Manufacturing Indonesia ("TMMI"). Sementara nama PT Toyota-Astra Motor ("TAM Baru") disepakati untuk tetap dipakai sebagai nama untuk perusahaan distribusi yang didirikan oleh Perseroan dan TMC pada tanggal 15 Juli 2003.

Pada tanggal 15 Juli 2003 Perseroan dan TMC telah menandatangani dokumen-dokumen, sebagai berikut:
1. Joint Venture Agreement untuk TAM Baru;
2. Akta Pendirian untuk TAM Baru; dan
3. Amended and Restated Shareholders Agreement untuk TMMI.

Pada tanggal 30 September 2003, Perseroan dan TMC telah menandatangani akta jual beli saham No.88 untuk pelepasan 46% kepemilikan saham Perseroan di TMMI kepada TMC senilai US$ 226 juta, di hadapan P.S.A. Tampubolon, SH, M.Kn, Notaris di Jakarta. Penandatanganan ini merupakan tindak lanjut dari perjanjian penjualan saham (*"Sale and Purchase Agreement")*, yang telah ditandatangani sebelumnya pada tanggal 4 Juli 2003. Dengan ditandatanganinya akta jual beli saham No. 88 tersebut, pelepasan kepemilikan

PT Toyota-Astra Motor

On 20 February 2003, the Company and Toyota Motor Corporation ("TMC"), as the shareholders of PT Toyota-Astra Motor ("TAM"), entered into a Memorandum of Understanding in respect of reorganization of Toyota business in Indonesia by splitting the manufacturing and distribution activities to be carried out through separate entities.

On 6 June 2003, TAM's name legally changed to PT Toyota Motor Manufacturing Indonesia ("TMMI"). Meanwhile it is agreed to maintain PT Toyota-Astra Motor ("New TAM") for the distribution entity which was legally established by the Company and TMC on 15 July 2003.

On 15 July, 2003 the Company and TMC, have executed several documents, that are:
1. *Joint Venture Agreement for New TAM;*
2. *New TAM Deed of Establishment; and*
3. *Amended and Restated Shareholders Agreement for TMMI.*

On 30 September 2003, the Company signed a Shares Purchase Deed No.88 for the disposal of its 46% shares ownership in TMMI to TMC for US$ 226 million, witnessed by P.S.A. Tampubolon, SH, M.Kn, Notary in Jakarta. This Deed was realisation of the disposal agreement ("Sale and Purchase Agreement"), which was signed on 4 July 2003. By executing the Deed, the disposal became effective. This payment is recorded as cash in transit (refer to Note 4a). By executing the Deed, TMC holds majority stake of 95%, while the Company's ownership in

(Expressed in millions of Rupiah)

saham Perseroan di TMMI kepada TMC menjadi efektif. Penerimaan tersebut dibukukan sebagai *cash in transit* (lihat Catatan 4a). Dengan ditandatanganinya akta ini, maka TMC memegang kepemilikan saham mayoritas sebesar 95%, sedangkan kepemilikan saham Perseroan di TMMI turun menjadi 5%. TMMI merupakan perusahaan manufaktur kendaraan Toyota yang akan dikembangkan sebagai salah satu pusat produksi dan pemasok produk Toyota.

TMMI decreased to 5%. TMMI as the manufacturing entity will be developed as one of production and supply base for Toyota products.

Perseroan mempunyai 51% kepemilikan saham pada perusahaan distribusi (TAM Baru) yang bertanggung jawab atas distribusi kendaraan Toyota di Indonesia dan juga atas import kendaraan CBU berikut suku cadang dan asesorisnya.

The Company owns 51% share ownership in the distribution entity (New TAM) which is responsible for distribution of Toyota vehicles in Indonesia and also importing CBU vehicles, spareparts and accessories.

4. KAS & SETARA KAS DAN KAS & DEPOSITO BERJANGKA YANG DIBATASI PENGGUNAANNYA

4. CASH & CASH EQUIVALENTS AND RESTRICTED CASH & TIME DEPOSITS

	2003	2002	
Kas	31,250	33,063	*Cash on hand*
Bank	3,195,917	1,117,557	*Cash in bank*
Deposito berjangka dan *call deposits*	3,603,408	4,421,234	*Time and call deposits*
Sertifikat Bank Indonesia	218,755	236,196	*Certificates of Bank Indonesia*
	7,049,330	5,808,050	
Dikurangi:			*Less:*
Kas dan deposito yang dibatasi penggunaannya	(2,389,571)	(143,065)	*Restricted cash and time deposits*
	4,659,759	5,664,985	

a. Bank — *a. Cash in bank*

	2003	2002	
Pihak ketiga:			*Third Parties:*
Rupiah:			*Rupiah:*
PT Bank Permata Tbk	500,799	336,608	*PT Bank Permata Tbk*
ABN-AMRO Bank, N.V.	165,038	120,905	*ABN-AMRO Bank, N.V.*
PT Bank Danamon Indonesia Tbk	122,511	27,058	*PT Bank Danamon Indonesia Tbk*
PT Bank Negara Indonesia (Persero) Tbk	93,105	88,043	*PT Bank Negara Indonesia (Persero) Tbk*
PT Bank Central Asia Tbk	87,818	83,582	*PT Bank Central Asia Tbk*
Lain-lain (masing-masing di bawah Rp 50 miliar)	95,889	41,057	*Others (below Rp 50 billion each)*
	1,065,160	697,253	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V. (lihat Catatan 3c)	1,911,540	61,802	*ABN-AMRO Bank, N.V (refer to Note 3c)*
PT Bank Danamon Indonesia Tbk	40,730	102,011	*PT Bank Danamon Indonesia Tbk*

(Expressed in millions of Rupiah)

	2003	2002	
Mata uang asing:			*Foreign currencies:*
PT Bank Permata Tbk	39,453	53,160	*PT Bank Permata Tbk*
Lain-lain (masing-masing di bawah Rp 50 miliar)	139,034	203,331	*Others (below Rp 50 billion each)*
	2,130,757	420,304	
	3,195,917	1,117,557	

b. Deposito berjangka dan *call deposit*

b. Time and call deposits

	2003	2002	
Pihak ketiga:			*Third parties:*
Rupiah:			*Rupiah:*
Standard Chartered Bank	473,553	297,342	*Standard Chartered Bank*
PT Bank Permata Tbk	470,927	1,243,055	*PT Bank Permata Tbk*
PT Bank Negara Indonesia (Persero) Tbk	178,815	243,536	*PT Bank Negara Indonesia (Persero) Tbk*
PT Bank Rakyat Indonesia (Persero)	159,576	28,623	*PT Bank Rakyat Indonesia (Persero)*
PT Bank Niaga Tbk	147,972	50,000	*PT Bank Niaga Tbk*
PT Bank Danamon Indonesia Tbk	127,221	37,920	*PT Bank Danamon Indonesia Tbk*
ABN-AMRO Bank, N.V.	80,360	137,084	*ABN-AMRO Bank, N.V.*
PT Bank Tabungan Negara (Persero)	71,786	119,246	*PT Bank Tabungan Negara (Persero)*
PT Bank Mandiri (Persero) Tbk	63,344	44,616	*PT Bank Mandiri (Persero) Tbk*
PT Bank Sumitomo Mitsui	-	78,330	*PT Bank Sumitomo Mitsui*
PT Sanwa Indonesia Bank	-	66,585	*PT Sanwa Indonesia Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	291,279	172,186	*Others (below Rp 50 billion each)*
	2,064,833	2,518,523	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V.	469,561	206,047	*ABN-AMRO Bank, N.V.*
PT Bank Mandiri (Persero) Tbk	192,259	141,361	*PT Bank Mandiri (Persero) Tbk*
PT Bank Niaga Tbk	179,496	-	*PT Bank Niaga Tbk*
PT Bank Permata Tbk	144,988	203,801	*PT Bank Permata Tbk*
PT Bank Negara Indonesia (Persero) Tbk	124,996	14,063	*PT Bank Negara Indonesia (Persero) Tbk*
PT Bank Danamon Indonesia Tbk	111,224	720,003	*PT Bank Danamon Indonesia Tbk*
PT Bank UFJ Indonesia	58,723	-	*PT Bank UFJ Indonesia*
PT Bank Sumitomo Mitsui	58,723	220,956	*PT Bank Sumitomo Mitsui*
PT Bank of Tokyo - Mitsubishi, Ltd.	57,012	15,565	*PT Bank of Tokyo - Mitsubishi, Ltd.*
PT Bank International Indonesia Tbk	8,907	52,648	*PT Bank International Indonesia Tbk*
PT Sanwa Indonesia Bank	1,462	184,626	*PT Sanwa Indonesia Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	131,224	143,641	*Others (below Rp 50 billion each)*
	1,538,575	1,902,711	
	3,603,408	4,421,234	

(Expressed in millions of Rupiah)

c. Kas dan deposito berjangka yang dibatasi penggunaannya

Kas dan deposito berjangka yang dibatasi penggunaannya merupakan kas dan deposito yang berasal dari:

- *Charged accounts* sebagai bagian dari mekanisme pengendalian dan pengawasan kas sehubungan dengan perjanjian restrukturisasi pinjaman Perseroan dan anak perusahaan tertentu untuk pembayaran pinjaman dan bunga;
- *Supplementary bank accounts* yang dibentuk sehubungan dengan perjanjian restrukturisasi hutang Perseroan tahun 2002, dipergunakan untuk menampung dana hasil penerbitan saham baru serta proporsi dana hasil penjualan aktiva Perseroan; dan
- *Margin deposits* untuk fasilitas *letter of credit* yang diperoleh anak perusahaan tertentu.

Lihat Catatan 13 dan 16a.

c. Restricted cash and time deposits

Restricted cash and time deposits represent cash and time deposits from:

- *Charged accounts as part of the cash monitoring and control mechanism in respect of debt restructuring agreements of the Company and certain subsidiaries for loan and interest payments;*
- *Supplementary bank accounts, was established in connection with the 2002 debt restructuring of the Company, which only be funded from the net proceeds of any equity issue and the net proceeds of assets sales; and*
- *Margin deposits for letter of credit facilities obtained by certain subsidiaries.*

Refer to Notes 13 and 16a.

Suku bunga tahunan atas deposito berjangka dan *call deposit* termasuk Sertifikat Bank Indonesia adalah:

Time and call deposits, including the Certificates of Bank Indonesia, attracted annual interest at the following rates:

	2003	2002	
Rupiah	6.00% - 18.54%	5.00% - 20.62%	*Rupiah*
Mata uang asing	0.05% - 6.65%	1.00% - 6.69%	*Foreign currencies*

Pada tanggal 30 September 2003, kas dan setara kas Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kehilangan dalam perjalanan dengan nilai pertanggungan sejumlah Rp 429,02 miliar, US$ 0,63 juta dan SGD 2.000, yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 30 September 2003, cash and cash equivalents of the Company and subsidiaries are covered by insurance against losses during transit for Rp 429.02 billion, US$ 0.63 million and SGD 2,000, which management believes is adequate to cover possible losses.

Rincian kas dan setara kas dalam mata uang asing adalah sebagai berikut:

Details of cash and cash equivalents in foreign currencies are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	670,320,380	50,626	923,851,946	68,477	*JPY*
US$	427,826,700	3,589,038	248,444,441	2,239,727	*US$*
EUR	3,049,225	29,756	1,738,427	15,407	*EUR*
GBP	2,678	37	3,154	44	*GBP*
Lain-lain *	208,067	1,746	169,277	1,527	*Others* *
Jumlah		3,671,203		2,325,182	*Total*

* Kas dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Cash denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

Rincian kas dan setara kas dalam mata uang asing tersebut di atas termasuk kas dalam mata uang asing sejumlah Rp 1,87 miliar (2002: 2,17 miliar).

Detail of cash and cash equivalents in foreign currencies above include cash on hand balance amounting to Rp 1.87 billion (2002: 2.17 billion).

(Expressed in millions of Rupiah)

5. INVESTASI JANGKA PENDEK / *5. SHORT TERM INVESTMENT*

	2003	2002	
Deposito berjangka	5,753	78,968	*Time deposit*
Efek :			*Securities :*
Dimiliki hingga jatuh tempo	299,291	486,367	*Held to maturity*
Diperdagangkan	717,881	163,605	*Trading*
	1,022,925	728,940	

a. Deposito berjangka / *a. Time deposit*

	2003	2002	
Pihak ketiga:			*Third Parties:*
Rupiah:			*Rupiah:*
PT Bank Tabungan Negara (Persero)	1,854	2,031	*PT Bank Tabungan Negara (Persero)*
PT Bank Niaga Tbk	-	19,750	*PT Bank Niaga Tbk*
PT Bank Permata Tbk	-	14,750	*PT Bank Permata Tbk*
PT Bank Mandiri (Persero) Tbk	-	5,710	*PT Bank Mandiri (Persero) Tbk*
Lain-lain (masing-masing dibawah Rp 5 miliar)	-	6,601	*Others (below Rp 5 million each)*
	1,854	48,842	
Mata uang asing:			*Foreign currencies:*
PT Bank Tabungan Negara (Persero)	3,899	22	*PT Bank Tabungan Negara (Persero)*
PT Bank Danamon Indonesia Tbk	-	12,621	*PT Bank Danamon Indonesia Tbk*
PT Bank Mandiri (Persero) Tbk	-	10,001	*PT Bank Mandiri (Persero) Tbk*
Lain-lain (masing-masing dibawah Rp 5 miliar)	-	7,482	*Others (below Rp 5 million each)*
	3,899	30,126	
	5,753	78,968	

b. Efek / *b. Securities*

	2003	2002	
Dimiliki hingga jatuh tempo:			*Held to maturity:*
Wesel tagih			*Notes receivables*
Pihak yang mempunyai hubungan istimewa:			*Related parties:*
Rupiah:			*Rupiah:*
PT Mesin Isuzu Indonesia	16,000	16,000	*PT Mesin Isuzu Indonesia*
Mata uang asing:			*Foreign currencies:*
PT Mesin Isuzu Indonesia	16,778	-	*PT Mesin Isuzu Indonesia*
	32,778	16,000	
Pihak ketiga			*Third parties:*
Rupiah			*Rupiah:*
PT Mobile Selular Indonesia	2,300	2,300	*PT Mobile Selular Indonesia*

(Expressed in millions of Rupiah)

	2003	2002	
Mata uang asing			*Foreign currencies:*
PT Telkom	33,149	314,935	*PT Telkom*
PT Mobile Selular Indonesia	1,278	1,373	*PT Mobile Selular Indonesia*
Lain-lain	-	125,534	*Others*
	36,727	444,142	
Investment in participation	252,508	-	*Investment in participation*
Obligasi	-	30,893	*Bonds*
Diskon yang belum diamortisasi	(22,722)	(4,668)	*Unamortised discount*
Jumlah efek dimiliki hingga jatuh tempo	299,291	486,367	*Total held to maturity securities*
Diperdagangkan, setelah penyesuaian nilai wajar:			*Trading, net of provision for decline in fair value:*
Saham	100,357	110,637	*Share*
Obligasi	109,826	54,762	*Bonds*
Reksadana	482,714	3,548	*Mutual fund*
Lain-lain	44,000	-	*Others*
	736,897	168,947	
Penyesuaian terhadap nilai wajar	(19,016)	(5,342)	*Provision in fair value*
Jumlah efek diperdagangkan	717,881	163,605	*Total trading securities*

6. PIUTANG USAHA / *6. TRADE RECEIVABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25e)	152,219	213,297	*Related parties: (refer to Note 25e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(6,451)	(6,451)	*Provision for doubtful accounts*
	145,768	206,846	

Umur piutang usaha yang mempunyai hubungan istimewa, adalah sebagai berikut:

The ageing of trade receivables related parties is as follows:

	2003	2002	
Belum jatuh tempo	114,545	168,521	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	22,008	31,081	*1- 30 days*
31 - 60 hari	6,864	6,205	*31 - 60 days*
61 - 90 hari	1,440	625	*61 - 90 days*
lebih dari 90 hari	7,362	6,865	*over 90 days*
	152,219	213,297	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(6,451)	(6,451)	*Provision for doubtful accounts*
	145,768	206,846	

(Expressed in millions of Rupiah)

Mutasi penyisihan piutang ragu-ragu yang mempunyai hubungan istimewa adalah sebagai berikut:

The movement of the provision for doubtful accounts for related parties is as follows:

	2003	2002	
Saldo awal	9,880	7,068	*Beginning balance*
Tambahan/(pengurangan) penyisihan	-	(617)	*Increase/(decrease) in provision*
Lain-lain	(3,429)	-	*Others*
Saldo akhir	6,451	6,451	*Ending balance*

	2003	2002	
Pihak ketiga:			*Third parties:*
Rupiah	1,773,769	1,483,324	*Rupiah*
Mata uang asing	174,846	152,225	*Foreign currencies*
	1,948,615	1,635,548	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(15,931)	(29,869)	*Provision for doubtful accounts*
	1,932,684	1,605,680	

Umur piutang usaha pihak ketiga, adalah sebagai berikut:

The ageing of trade receivables third parties is as follows:

	2003	2002	
Belum jatuh tempo	1,397,001	1,179,552	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	319,085	287,384	*1- 30 days*
31 - 60 hari	167,255	80,177	*31 - 60 days*
61 - 90 hari	28,326	37,910	*61 - 90 days*
Lebih dari 90 hari	36,948	50,526	*over 90 days*
	1,948,615	1,635,549	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(15,931)	(29,869)	*Provision for doubtful accounts*
	1,932,684	1,605,680	

Mutasi penyisihan piutang ragu-ragu pihak ketiga adalah sebagai berikut:

The movement of the provision for doubtful accounts third parties is as follows:

	2003	2002	
Saldo awal	34,900	37,036	*Beginning balance*
Tambahan/(pengurangan) penyisihan	3,962	(4,649)	*Increase/(decrease) in provision*
Penghapusan piutang	(999)	(2,518)	*Write off*
Lain-lain	(21,932)	-	*Others*
Saldo akhir	15,931	29,869	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables.

Pada tanggal 30 September 2003, piutang usaha sejumlah Rp 233,65 miliar (2002: 198,36 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16d).

As at 30 September 2003, trade receivables amounting to Rp 233.65 billion (2002: 198.36 billion) are used as collateral for certain loans (refer to Notes 13 and 16d).

(Expressed in millions of Rupiah)

Rincian piutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade receivables in foreign currency are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	131,162,650	9,906	179,695,047	13,319	*JPY*
US$	22,251,396	186,667	29,693,612	267,688	*US$*
GBP	-	-	911,443	12,842	*GBP*
Lain-lain *	385,033	3,231	225,760	2,035	*Others **
Jumlah		199,804		295,884	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Account receivables denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

Rincian piutang berdasarkan segmen adalah sebagai berikut:

Details of trade receivables by segment are as follows:

	2003	2002	
Otomotif	1,792,995	1,569,239	*Automotive*
Non otomotif	285,457	243,287	*Non-automotive*
	2,078,452	1,812,526	

7. PERSEDIAAN / *7. INVENTORIES*

	2003	2002	
Barang jadi termasuk CBU	1,241,065	1,189,310	*Finished goods including CBU units*
Barang dalam proses	136,794	147,071	*Work in process*
Bahan baku dan unit CKD	167,067	329,172	*Raw materials and CKD units*
Suku cadang	175,948	418,016	*Spare parts*
Barang dalam perjalanan	113,370	293,364	*Goods in transit*
Lain-lain	315,263	289,615	*Others*
	2,149,507	2,666,548	
Dikurangi:			*Less:*
Penyisihan persediaan usang dan tidak lancar	(26,279)	(50,128)	*Provision for obsolete and slow moving inventory*
	2,123,228	2,616,420	

Pada tanggal 30 September 2003, persediaan sejumlah Rp 336,42 miliar (2002: 428,76 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16d).

As at 30 September 2003, inventories amounting to Rp 336.42 billion (2002: 428.76 billion) are used as collateral for certain loans (refer to Notes 13 and 16d).

Pada tanggal 30 September 2003, persediaan Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian dari kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 2,18 triliun, US$ 51,68 juta dan JPY 7,60 miliar (2002: Rp 2,29 triliun, US$ 71,51 juta dan JPY 7,83 miliar), yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 30 September 2003, inventories of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 2.18 trillion, US$ 51.68 million and JPY 7.60 billion (2002: Rp 2.29 trillion, US$ 71.51 million and JPY 7.83 billion), which management believes is adequate to cover possible losses.

Mutasi penyisihan persediaan usang dan tidak lancar adalah sebagai berikut:

The movement of the provision for obsolete and slow moving inventory is as follows:

(Expressed in millions of Rupiah)

	2003	2002	
Saldo awal	46,444	49,949	*Beginning balance*
Tambahan/(pengurangan) penyisihan	(3,616)	3,948	*Increase/(decrease) in provision*
Penghapusan	(737)	(3,769)	*Write off*
Lain-lain	(15,812)	-	*Others*
Saldo akhir	26,279	50,128	*Ending balance*

8. PIUTANG DAN HUTANG DERIVATIF

8. *DERIVATIVE RECEIVABLES AND PAYABLES*

Rincian/*Details*	2003 Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif */ *Derivative payables* *
Kontrak dalam US$/*Contracts in US$*	US$	125,353,232	196,385	35,566
Kontrak dalam JPY/*Contracts in JPY*	JPY	3,072,625,000	1,498	-
			197,883	35,566
Jangka pendek/*Current*			(197,883)	(35,391)
Jangka panjang/*Non-current*			-	175

Rincian/*Details*	2002 Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif */ *Derivative Payables* *
Kontrak dalam US$/*Contracts in US$*	US$	141,667,124	285,448	28,133
Kontrak dalam Yen Jepang/*Contracts in Japanese Yen*	JPY	1,887,580,002	495	-
Kontrak dalam EUR/*Contracts in EUR*	EUR	5,070,000	610	-
			286,553	28,133
Jangka pendek/*Current*			(106,140)	(23,390)
Jangka panjang/*Non-current*			180,413	4,743

* Hutang derivatif disajikan sebagai bagian hutang lain-lain/*Derivative payables are presented under other payables.*

Pihak lawan dalam kontrak tersebut diatas meliputi Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, ABN-AMRO Bank, N.V., The Bank of Tokyo-Mitsubishi dan JP Morgan Chase.

Counterparties for the above contracts include Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, ABN-AMRO Bank, N.V., The Bank of Tokyo-Mitsubishi and JP Morgan Chase.

Perseroan dan anak perusahaan tertentu melakukan transaksi derivatif untuk periode yang berakhir pada tanggal 30 September 2003 dan 2002, dengan tujuan untuk lindung nilai. Akan tetapi karena dokumentasi yang ada tidak memenuhi kriteria sebagaimana diatur dalam PSAK 55 maka perubahan nilai wajar dari semua instrumen derivatif telah diakui dalam laporan laba rugi konsolidasian.

The Company and certain subsidiaries entered into derivative transactions during the nine months ended 30 September 2003 and 2002, for the purpose of hedging. However, the existing documentation does not fulfil the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair value of the derivative financial instruments are recognised in the consolidated statements of income.

(Expressed in millions of Rupiah)

9. PERPAJAKAN / *9. TAXATION*

a. Pajak dibayar dimuka / *a. Prepaid taxes*

	2003	2002	
Perseroan			***The Company***
Pajak Penghasilan Badan:			*Corporate Income Tax:*
2002	24,752	14,409	*2002*
2001	-	28,826	*2001*
Pajak Penjualan Barang Mewah	29,867	24,197	*Luxury Sales Tax*
Pajak Pertambahan Nilai	31,625	-	*Value Added Tax*
	86,244	67,432	
Anak perusahaan			***Subsidiaries***
Pajak Penghasilan Badan	162,166	140,725	*Corporate Income Tax*
Pajak Pertambahan Nilai	40,124	34,723	*Value Added Tax*
	202,290	175,448	
	288,534	242,880	

b. Hutang pajak / *b. Taxes payable*

	2003	2002	
Perseroan			***The Company***
Pajak penghasilan:			*Income taxes:*
Pasal 21	4,466	3,720	*Article 21*
Pasal 23	4,531	7,025	*Article 23*
Pasal 26	4,556	7,959	*Article 26*
Pasal 29	12,254	-	*Article 29*
Pajak Penjualan Barang Mewah	416	252	*Luxury Sales Tax*
Pajak Pertambahan Nilai	-	11,743	*Value Added Tax*
	26,223	30,699	
Anak perusahaan			***Subsidiaries***
Pajak penghasilan:			*Income taxes:*
Pasal 21	7,732	11,283	*Article 21*
Pasal 22	1,196	706	*Article 22*
Pasal 23	7,647	5,822	*Article 23*
Pasal 25	21,789	23,251	*Article 25*
Pasal 26	2,655	5,627	*Article 26*
Pasal 29	191,124	327,218	*Article 29*
Pajak Penjualan Barang Mewah	46,407	214,766	*Luxury Sales Tax*
Pajak Pertambahan Nilai	64,415	93,674	*Value Added Tax*
Pajak Bumi dan Bangunan	5,557	6,385	*Land and Buildings Tax*
	348,522	688,732	
	374,745	719,431	

(Expressed in millions of Rupiah)

c. (Beban)/manfaat pajak penghasilan / *c. Income tax (expense)/benefit*

	2003	2002	
Operasi yang dilanjutkan			*Continuing operations*
Perseroan:			*The Company:*
Kini	(57,120)	-	*Current*
Tangguhan	(718,446)	(512,742)	*Deferred*
	(775,566)	(512,742)	
Anak Perusahaan:			*Subsidiaries:*
Kini	(763,384)	(646,632)	*Current*
Tangguhan	(65,225)	(59,162)	*Deferred*
	(828,609)	(705,794)	
Konsolidasian:			*Consolidated:*
Kini	(820,504)	(646,632)	*Current*
Tangguhan	(783,671)	(571,904)	*Deferred*
	(1,604,175)	(1,218,536)	
Operasi dalam penghentian			*Discontinuing operation*
Perseroan:			*The Company:*
Kini	-	-	*Current*
Tangguhan	-	17,639	*Deferred*
	-	17,639	
Anak Perusahaan:			*Subsidiaries:*
Kini	-	-	*Current*
Tangguhan	-	(24,602)	*Deferred*
	-	(24,602)	
Konsolidasian:			*Consolidated:*
Kini	-	-	*Current*
Tangguhan	-	(6,963)	*Deferred*
	-	(6,963)	
Jumlah dari aktivitas normal:			***Total from normal activities:***
Jumlah beban pajak penghasilan	(1,604,175)	(1,225,499)	***Total income tax expense***
Dikurangi:			***Less:***
Beban pajak penghasilan - anak perusahaan	(828,609)	(730,396)	***Income tax expense - subsidiaries***
Beban pajak Penghasilan - Perseroan	(775,566)	(495,103)	***Income tax expense - - the Company***

Rekonsiliasi antara beban pajak penghasilan dengan hasil perkalian laba sebelum pajak penghasilan dan tarif pajak yang berlaku adalah sebagai berikut:

The reconciliation between income tax expense and the theoretical tax amount on profit before income tax is as follows:

(Expressed in millions of Rupiah)

	2003	2002	
Laba konsolidasian sebelum pajak penghasilan			*Consolidated profit before income tax*
- operasi yang dilanjutkan	5,861,797	4,516,755	*continuing operations -*
- operasi dalam penghentian	-	82,421	*discontinuing operation -*
Ditambahkan kembali dengan eliminasi konsolidasi	1,108,614	1,396,162	*Add back consolidation eliminations*
Laba konsolidasian sebelum pajak penghasilan dan sebelum eliminasi	6,970,411	5,995,338	*Consolidated profit before tax and before eliminations*
Ditambah/(dikurangi)kembali:			*Add/(deduct):*
Laba sebelum pajak penghasilan anak perusahaan			*Profit before income tax of subsidiaries*
- operasi yang dilanjutkan	(2,517,378)	(2,541,918)	*continuing operations -*
- operasi dalam penghentian	-	(82,421)	*discontinuing operation -*
Pendapatan bunga *intercompany* dari operasi dalam penghentian	-	3,180	*Intercompany interest from discontinuing operation*
Pembatalan kerugian melebihi nilai investasi pada anak perusahaan	-	(14,330)	*Reversal of losses in excess of investments in subsidiaries*
Jumlah laba sebelum pajak penghasilan Perseroan	4,453,033	3,359,849	*Total profit before income tax attributable to the Company*
Pajak dihitung pada tarif pajak 30%	(1,335,910)	(1,007,955)	*Tax calculated at the rate of 30%*
Penghasilan tidak kena pajak	778,457	704,308	*Income not subject to tax*
Penghasilan kena pajak final	15,488	64,397	*Income subject to final tax*
Beban yang tidak dapat dikurangkan	(157,482)	(130,076)	*Non-deductible expenses Income*
Penyesuaian pajak karena pembetulan SPT	(70,983)	68,255	*Tax adjustment from amendment of tax*
Beban pajak penghasilan dari pendapatan luar biasa Perseroan	(7,773)	-	*Tax expense from extraordinary income of the Company*
Penyesuaian akumulasi kerugian pajak hasil pemeriksaan pajak	(5,136)	-	*Adjustment to accumulated tax losses from tax assesment*
Aktiva pajak tangguhan yang tidak dapat digunakan	-	(194,032)	*Deferred tax assets that cannot be utililsed*
Jumlah beban pajak penghasilan Perseroan	(783,339)	(495,103)	*Total income tax expense of the Company*
Jumlah beban pajak penghasilan anak perusahaan	(828,609)	(737,137)	*Total income tax expense of subsidiaries*
Jumlah beban pajak konsolidasian	(1,611,948)	(1,232,240)	*Total consolidated income tax expense*
Jumlah beban pajak penghasilan - Perseroan dari aktivitas normal	(783,339)	(495,103)	*Total income tax expense of the Company from normal activity*
Dikurangi:			*Less:*
Beban pajak penghasilan dari pendapatan luar biasa Perseroan	(7,773)	-	*Income tax expense from extraordinary income of the Company*
Beban pajak penghasilan Perseroan dari aktivitas normal	(775,566)	(495,103)	*Income tax expense of the Company from normal activity*

(Expressed in millions of Rupiah)

	2003	2002	
Jumlah beban pajak penghasilan anak perusahaan dari aktivitas normal	(828,609)	(737,137)	*Total income tax expense of subsidiaries from normal activity*
Dikurangi:			*Less:*
Beban pajak penghasilan anak perusahaan dari aktivitas normal - operasi dalam penghentian	-	(6,741)	*Income tax benefit of the subsidiaries from normal activity - discontinuing operation*
Jumlah beban pajak penghasilan anak perusahaan dari aktivitas normal – operasi yang dilanjutkan	(828,609)	(730,396)	*Total income tax expense of subsidiaries from normal activity - continuing operation*

Rekonsiliasi antara laba sebelum pajak dan laba luar biasa menurut laporan laba rugi konsolidasian dengan laba pajak perseroan untuk periode yang berakhir pada tanggal-tanggal 30 September 2003 dan 2002 adalah sebagai berikut:

The reconciliation between profit before income tax and extraordinary income as shown in the consolidated statements of income, and the company's tax income for the periods ended 30 September 2003 and 2002 is as follows:

	2003	2002	
Laba sebelum penyisihan pajak Perseroan	4,453,033	3,359,849	*Profit before provision for tax benefit attributable to the Company*
Koreksi positif:			***Positive corrections:***
Selisih kerugian penjualan penyertaan antara metode biaya dengan metode ekuitas	431,016	-	*Difference in loss on sale of investments between costs and equity method*
Denda pajak	41,763	-	*Tax Penalty*
Pemberian kenikmatan kepada karyawan	29,165	43,027	*Employees' benefits*
Penyisihan atas piutang ragu-ragu	11,607	-	*Provision for doubtful account*
Sumbangan dan biaya representasi	8,629	46,785	*Donations and representation*
Rugi atas penjualan saham yang diperdagangkan yang telah dikenakan pajak final	2,487	485,258	*Loss on sale of marketable securities already subjected to final tax*
Lain-lain (masing-masing di bawah Rp 10 miliar)	13,699	27,960	*Others (below Rp 10 billion each)*
	538,366	603,030	
Koreksi negatif:			***Negative corrections:***
Bagian laba bersih perusahaan asosiasi dan anak perusahaan, setelah amortisasi *goodwill*	(2,594,858)	(2,347,694)	*Equity in net income of associates and subsidiaries, net of goodwill amortisation*
Penghasilan bunga yang dikenakan pajak final	(52,371)	(58,549)	*Interest income subject to final tax*
Penyisihan kewajiban estimasian dan kewajiban lain-lain	(36,328)	(28,438)	*Provision for estimated and other liabilities*
Penghasilan bunga untuk penyertaan	(18,181)	-	*Interest income for investment*

(Expressed in millions of Rupiah)

	2003	2002	
Selisih kerugian penjualan penyertaan antara metode biaya dengan metode ekuitas	-	(406,365)	*Difference in loss on sale of investments between costs and equity method*
Lain-lain (masing-masing di bawah Rp 10 miliar)	(10,176)	(61,942)	*Others (below Rp 10 billion each)*
	(2,711,914)	(2,902,988)	
Penghasilan kena pajak Perseroan periode berjalan	2,279,485	1,059,891	*Taxable income of the Company, current period*
Akumulasi kerugian pajak tahun sebelumnya	(2,326,582)	(3,117,619)	*Accumulated tax losses from previous years*
Penyesuaian akumulasi kerugian pajak tahun sebelumnya	237,556	(227,516)	*Adjustment to accumulated tax losses previous years*
Pendapatan luar biasa atas laba pembelian kembali hutang Perseroan	25,910	-	*Extraordinary income from gain of buyback debt - Company*
Penghasilan kena pajak Perseroan	216,369	(2,285,244)	*Taxable income of the Company*

Beban pajak penghasilan kini terdiri dari:

Current income tax expense consists of:

	2003	2002	
Perseroan	(64,893)	-	*The Company*
Anak perusahaan – operasi yang dilanjutkan	(763,384)	(646,632)	*Subsidiaries – continuing operations*
Jumlah beban pajak penghasilan kini	(828,277)	(646,632)	*Total current income tax expense*

Taksiran hutang pajak penghasilan konsolidasi sebagai berikut:

Estimated income tax payable consists of:

Perseroan:			*The Company:*
Beban pajak penghasilan kini	64,893	-	*Current income tax expense*
Pembayaran pajak dimuka	(52,639)	-	*Prepayment of income taxes*
	12,254	-	
Anak perusahaan – operasi yang dilanjutkan:			*Subsidiaries – continuing operations:*
Beban pajak penghasilan kini	763,384	646,632	*Current income tax expense*
Pembayaran pajak di muka	(572,260)	(319,414)	*Prepayment of income taxes*
	191,124	327,218	
Jumlah taksiran hutang Pajak penghasilan	203,378	327,218	*Total estimated income tax payable*

Jumlah penghasilan kena pajak untuk sembilan bulan yang berakhir pada 30 September 2003 dan 2002 berdasarkan perhitungan sementara, karena Perseroan tidak diharuskan menyampaikan Surat Pemberitahuan Tahunan untuk periode-periode yang bersangkutan.

The amount of taxable income for the nine months ended 30 September 2003 and 2002 are based on a preliminary calculation, as the Company is not required to submit a tax return for the respective periods.

(Expressed in millions of Rupiah)

d. Aktiva dan kewajiban pajak tangguhan

d. Deferred tax assets and liabilities

	31/12/2002	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain/ *Others*	30/09/2003	
Aktiva pajak tangguhan					*Deferred tax assets*
Perseroan:					*The Company:*
Akumulasi kerugian fiskal	697,975	(697,975)	-	-	*Accumulated tax losses*
Penyertaan	37,919	(4,979)	-	32,940	*Investments*
Penghasilan tangguhan	126,000	(15,750)	-	110,250	*Deferred income*
Biaya masih harus dibayar	57,623	1,231	-	58,854	*Accrued expenses*
Penyisihan atas piutang ragu-ragu	25,391	3,649	-	29,040	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	1,026	(1,084)	-	(58)	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,295	(955)	-	1,340	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	194	(289)	-	(95)	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(38,766)	(4,500)	-	(43,266)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk uang jasa karyawan	13,362	2,206	-	15,568	*Provision for employee entitlements*
	923,019	(718,446)	-	204,573	
Aktiva pajak tangguhan anak perusahaan, bersih	376,662	(25,928)	(66,825)	283,909	*Deferred tax assets of subsidiaries, net*
	1,299,681	(744,374)	(66,825)	488,482	
Kewajiban pajak tangguhan anak perusahaan, bersih	(181,049)	(39,297)	-	(220,346)	*Deferred tax liabilities of subsidiaries, net*

	31/12/2001	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain *Others*	30/09/2002	
Aktiva pajak tangguhan					*Deferred tax assets*
Perseroan:					*The Company:*
Akumulasi kerugian fiskal	935,286	(249,713)	-	685,573	*Accumulated tax losses*
Penyertaan	368,755	(194,150)	-	174,605	*Investments*
Penghasilan tangguhan	147,000	(15,750)	-	131,250	*Deferred income*
Biaya masih harus dibayar	74,908	(12,382)	-	62,526	*Accrued expenses*
Hutang lain-lain	12,480	(12,480)	-	-	*Other payables*
Penyisihan atas piutang ragu-ragu	28,712	(3,017)	-	25,695	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	13,704	(12,683)	-	1,021	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,229	16	-	2,245	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	344	(112)	-	232	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(40,614)	2,599	-	(38,015)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk manfaat karyawan	10,201	2,569	-	12,770	*Provision for employee entitlements*
	1,553,005	(495,103)	-	1,057,902	
Aktiva pajak tangguhan anak perusahaan, bersih	406,399	(48,863)	(6,870)	350,666	*Deferred tax assets of subsidiaries, net*
	1,959,404	(543,966)	(6,870)	1,408,568	
Kewajiban pajak tangguhan anak perusahaan, bersih	(157,594)	(34,901)	3,516	(188,979)	*Deferred tax liabilities of subsidiaries, net*

Mempertimbangkan rencana perusahaan dan kondisi perekonomian sekarang, manajemen telah memutuskan untuk menyesuaikan aktiva pajak tangguhan sehubungan dengan penyertaan.

In consideration of the Company's plans and current economic conditions, management has decided to adjust the deferred tax assets arising from investments.

(Expressed in millions of Rupiah)

e. **Surat ketetapan pajak**

Perseroan

Pada 20 Maret 2002, DJP menerbitkan SKPLB untuk pajak penghasilan badan tahun 2000 sebesar Rp 27,6 miliar dari Rp 28,4 miliar yang dilaporkan dalam SPT. Dalam SKPLB tersebut DJP mengoreksi kerugian pajak yang dilaporkan dalam SPT sehingga menyebabkan akumulasi kerugian pajak Perseroan sampai dengan akhir tahun 2000 turun menjadi lebih kurang Rp 1,3 triliun. Pada saat yang bersamaan, DJP menerbitkan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") dan Surat Tagihan Pajak sebesar Rp 82,2 miliar termasuk denda bunga untuk pajak–pajak lainnya.

Perseroan tidak dapat menerima seluruh koreksi fiskal sebagaimana tersebut dalam SKP tersebut di atas dan mengajukan surat keberatan kepada DJP pada tanggal 11 Juni 2002.

Pada bulan Mei 2003, DJP menerbitkan keputusan atas keberatan SKPLB untuk pajak penghasilan badan tahun 2000 yang mengubah penghasilan kena pajak dari Rp 1,4 triliun (berdasarkan Surat Ketetapan Pajak Maret 2002) menjadi Rp 116 miliar. Dengan adanya keputusan tersebut, maka akumulasi kerugian pajak Perseroan sampai dengan akhir tahun 2000 meningkat kembali menjadi Rp 2,5 triliun. Pada bulan yang sama, DJP menerbitkan keputusan atas keberatan SKPKB dan Surat Tagihan Pajak sebesar Rp 162 miliar (dari sebelumnya Rp 82,2 miliar) termasuk denda bunga untuk pajak-pajak lainnya. Perseroan tidak dapat menerima sebagian koreksi fiskal sebagaimana tersebut dalam surat keputusan keberatan diatas dan telah mengajukan surat banding kepada pengadilan pajak pada tanggal 1 Agustus 2003, sedangkan sebagian lainnya telah dicadangkan dalam pembukuan Perseroan.

Tanggal 27 Juni 2003, Direktorat Jenderal Pajak ("DJP") menerbitkan Surat Ketetapan Pajak Lebih Bayar ("SKPLB") untuk pajak penghasilan badan tahun 2001 sebesar Rp 28,6 miliar dari Rp 28,7 miliar yang dilaporkan dalam Surat Pemberitahuan Tahunan ("SPT") sehingga akumulasi kerugian pajak Perseroan menjadi Rp 2,9 triliun per akhir tahun 2001. Pada tanggal yang sama DJP juga menerbitkan SKPKB untuk pajak-pajak lainnya sebesar Rp 0,9 miliar (termasuk

e. Tax assessments

The Company

On 20 March 2002, the DGT issued a tax assessment for 2000 corporate income tax confirming an overpayment of corporate income tax of Rp 27.6 billion from Rp 28.4 billion as reported in the 2000 tax return. In the tax assessment, the DGT adjusted the tax loss reported in the tax return and therefore the accumulated tax losses up to the end of 2000 were reduced to approximately Rp 1.3 trillion. At the same time, the DGT also issued tax assessments and tax collection letters for other taxes amounting to Rp 82.2 billion, including penalty interest.

The Company disagrees with all of the corrections stated in the above-mentioned tax assessments and issued an objection letters to DGT on 11 June 2002.

In May 2003, DGT issued a decree regarding the tax objection for 2000 corporate income tax in which it adjusted the taxable income from Rp 1.4 trillion (based on the 2002 tax assessment) to become Rp 116 billion. Based on this decision, the Company accumulated tax losses has increased to Rp 2.5 trillion up to the end of 2000. In the same month, DGT also issued a decree regarding tax assessment for income tax underpayment and tax collection letters amounted to Rp 162 billion (previously Rp 82.2 billion) including interest penalty for other taxes. The Company disagrees with portion of the corrections and has already lodged an appeal to tax court on 1 August 2003, while the other portion of corrections has been recorded as a provision in the consolidated statements of income.

On 27 June 2003, DGT issued a tax assessment for 2001 corporate income tax confirming an overpayment of corporate income tax of Rp 28.6 billion from Rp 28.7 billion reported in the 2001 tax return, therefore the Company accumulated tax losses became Rp 2.9 trillion up to end of 2001. At the same time, DGT also issued tax assessment confirming an underpayment for other taxes of Rp 0.9 billion (including interest penalty). The Company has recorded all

(Expressed in millions of Rupiah)

denda bunga). Perseroan telah membukukan seluruh ketetapan pajak tersebut. Seluruh pengembalian kelebihan pajak penghasilan badan telah dikompensasi dengan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") tahun 2000.

assessment accordingly. All tax refund has been compensated through underpaid tax assessment letter for 2000 corporate income tax.

Pada tanggal 2 September 2003, Perseroan menerima salinan surat dari Pengadilan Pajak kepada Kanwil Pajak XIX (Wajib Pajak Besar) mengenai permintaan Surat Uraian Banding.

On 2 September 2003, the Company received a copy of letter from Tax Court to Tax Regional Office XIX(Large Tax Office) to file an appeal.

f. Administrasi

f. Administration

Berdasarkan peraturan perpajakan Indonesia, Perseroan dan anak perusahaan menghitung, menetapkan dan membayar sendiri jumlah pajak yang terhutang. Perseroan dan anak Perusahaan melakukan perhitungan dan melaporkan SPT sendiri. SPT konsolidasi tidak diperkenankan dalam peraturan perpajakan Indonesia. Direktorat Jenderal Pajak dapat menetapkan dan mengubah kewajiban pajak dalam batas waktu sepuluh tahun sejak tanggal terhutangnya pajak.

Under the taxation laws of Indonesia, the Company and subsidiaries submit tax returns on the basis of self assessment. The Company and subsidiaries calculate and submits their annual tax calculations and returns. Consolidated tax return are prohibited under the taxation laws of Indonesia. The tax authorities may assess or amend taxes within ten years from the date the tax became due.

10. PIUTANG PEMBIAYAAN

10. FINANCING RECEIVABLES

Akun ini terdiri dari piutang pembiayaan anak perusahaan dari segmen jasa keuangan dengan rincian sebagai berikut:

This account consists of financing receivables of subsidiaries engaged in financial services, with details as follows:

	2003	2002	
Piutang pembiayaan konsumen	5,017,522	3,221,280	*Consumer financing receivables*
Investasi bersih dalam sewa guna usaha	27,252	4,600	*Net investment in direct financing leases*
Anjak piutang	2,232	2,232	*Factoring receivable*
	5,047,006	3,228,112	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(323,037)	(238,058)	*Provision for doubtful accounts*
	4,723,969	2,990,054	

a. Piutang pembiayaan konsumen

a. Consumer financing receivables

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

Details of consumer financing receivables are as follows:

	2003	2002	
Piutang pembiayaan konsumen - kotor	14,563,273	11,530,319	*Consumer financing receivables - gross*
Pembiayaan bersama	(7,172,346)	(6,775,231)	*Joint financing*

(Expressed in millions of Rupiah)

	2003	2002	
Pendapatan pembiayaan konsumen yang ditangguhkan	(2,373,405)	(1,533,808)	*Unearned consumer financing income*
	5,017,522	3,221,280	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(319,495)	(232,368)	*Provision for doubtful accounts*
	4,698,027	2,988,912	

Rincian piutang pembiayaan konsumen yang diklasifikasikan sesuai periode jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to period of maturity, is as follows:

	2003	2002	
Dalam 1 tahun	8,540,582	6,886,420	*Within 1 year*
Lebih dari 1 tahun	6,022,691	4,643,899	*More than 1 year*
	14,563,273	11,530,319	

Pada tanggal 30 September 2003, piutang pembiayaan konsumen sejumlah Rp 2,40 triliun digunakan sebagai jaminan untuk pinjaman bank yang diterima oleh anak perusahaan tertentu yang bergerak di bidang jasa keuangan (lihat Catatan 13, 16d dan 17b).

As at 30 September 2003, consumer financing receivables amounting to Rp 2.40 trillion are used as collateral for loans obtained by certain financial services subsidiaries (refer to Notes 13, 16d and 17b).

b. Investasi bersih dalam sewa guna usaha

b. Net investment in direct financing leases

Kegiatan sewa guna usaha terutama mencakup sewa guna usaha alat-alat berat dan kendaraan bermotor dengan masa sewa berkisar antara 2 sampai dengan 4 tahun.

Leasing operations consist principally of leasing heavy equipment and motor vehicles, with lease terms ranging from 2 to 4 years.

Rincian investasi bersih dalam sewa guna usaha adalah sebagai berikut:

Details of net investment in direct financing leases are as follows:

	2003	2002	
Piutang sewa guna usaha	33,981	5,147	*Lease receivables*
Nilai sisa yang terjamin	18,572	2,307	*Guaranteed residual values*
Setoran jaminan	(18,572)	(2,307)	*Security deposits*
Penghasilan sewa guna usaha yang ditangguhkan	(6,729)	(547)	*Unearned lease income*
	27,252	4,600	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu sewa guna usaha	(1,318)	(3,466)	*Provision for doubtful leases accounts*
	25,934	1,134	

Setoran jaminan dari penyewa akan digunakan untuk pembayaran atas harga jual dari aktiva yang disewakan pada akhir masa sewa jika penyewa menggunakan hak opsinya untuk membeli aktiva

Security deposits from lessees will be applied against the selling price of the leased asset at the end of the lease term if the lessee exercises the option to purchase the leased asset. The deposit

(Expressed in millions of Rupiah)

yang bersangkutan. Jika hak opsi tersebut tidak digunakan, maka uang jaminan akan dikembalikan kepada penyewa.

is refunded to the lessee if the purchase option is not exercised.

Rincian piutang sewa guna usaha minimum yang diklasifikasikan sesuai periode temponya adalah sebagai berikut:

A schedule of future minimum lease receivables classified according to year of maturity is as follows:

	2003	2002	
Dalam 1 tahun	16,678	4,457	*Within 1 year*
Lebih dari 1 tahun	17,303	690	*More than 1 year*
	33,981	5,147	

Pada tanggal 30 September 2003, investasi bersih dalam sewa guna usaha sejumlah Rp 627 juta (2002: 5,95 miliar) digunakan sebagai jaminan untuk pinjaman yang diterima oleh PT Surya Artha Nusantara Finance, anak perusahaan tidak langsung (lihat Catatan 16d).

As at 30 September 2003, net investment in direct financing leases amounting to Rp 627 million (2002: 5.95 billion) is used as collateral for the loans obtained by PT Surya Artha Nusantara Finance, an indirect subsidiary (refer to Note16d).

c. Anjak piutang

c. Factoring receivable

	2003	2002	
Anjak piutang	2,232	2,232	*Factoring receivable*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu anjak piutang	(2,224)	(2,224)	*Provision for doubtful factoring receivable*
	8	8	

d. Rincian piutang pembiayaan menurut umur

d. Ageing schedule of financing receivables

	2003	2002	
Piutang pembiayaan konsumen	14,563,273	11,530,319	*Consumer financing receivables*
Piutang sewa guna usaha	33,981	5,147	*Lease receivables*
Anjak piutang	2,232	2,232	*Factoring receivable*
	14,599,486	11,537,698	

Rincian piutang pembiayaan menurut umur adalah sebagai berikut:

The ageing of financing receivables is as follows:

	2003	2002	
Belum jatuh tempo	14,382,394	11,393,760	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	99,280	69,188	*1 - 30 days*
31 - 60 hari	18,689	9,587	*31 - 60 days*
Lebih dari 60 hari	99,123	65,163	*Over 60 days*
	14,599,486	11,537,698	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement of the provision for doubtful accounts is as follows:

(Expressed in millions of Rupiah)

	2003	2002	
Saldo awal	253,865	202,828	*Beginning balance*
Tambahan penyisihan	187,572	73,508	*Increase in provision*
Penghapusan piutang	(118,400)	(38,278)	*Write off*
Saldo akhir	323,037	238,058	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu yang ada cukup untuk menutup kemungkinan tidak tertagihnya piutang pembiayaan.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of financing receivables.

11. INVESTASI PADA PERUSAHAAN ASOSIASI

11. INVESTMENTS IN ASSOCIATES

	2003					
Investee	% pemilikan/ *% of ownership* 30/09/2003	31/12/2002	Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2003
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	1,886,366	979,440	(650,916)	-	2,214,890
PT Astra Daihatsu Motor	31.87	318,254	3,157	-	-	321,411
PT GS Battery Inc.	43.66	125,050	19,685	(10,276)	-	134,459
PT Kayaba Indonesia	43.66	124,860	32,475	(23,666)	-	133,669
PT Denso Indonesia Corporation	22.40	94,036	16,761	(6,612)	-	104,185
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		135,802	15,923	(4,267)	(98)	147,360
		2,684,368	1,067,441	(695,737)	(98)	3,055,974
Jasa keuangan/*Financial service*		44,598	7,163	(2,230)	20,922	70,453
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	49.34	544,305	192,020	-	12,349	748,674
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	19.25	296,717	77,385	-	(80,165)	293,937
Konsorsium Intertel Astratel	100.00	143,288	91,035	-	(135,481)	98,842
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		6,624	-	-	2,772	9,396
		446,629	168,420	-	(212,874)	402,175
		3,719,900	1,435,044	(697,967)	(179,701)	4,277,276

	2002					
Investee	% pemilikan/ *% of ownership* 30/09/2002	31/12/2001	Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2002
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	889,235	787,394	(101,556)	-	1,575,073
PT Astra Daihatsu Motor	31.87	267,234	15,840	-	-	283,074
PT GS Battery Inc.	43.66	108,176	21,164	(7,500)	-	121,840
PT Kayaba Indonesia	43.66	94,638	40,402	(8,455)	-	126,585
PT Denso Indonesia Corporation	22.40	75,948	21,401	(6,823)	-	90,526
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		103,451	32,067	(2,751)	91	132,858
		1,538,682	918,268	(127,085)	91	2,329,956
Jasa keuangan/*Financial service*		40,618	745	(918)	434	40,879
Perkayuan/*Wood based**		6,478	646	-	(7,124)	-

(Expressed in millions of Rupiah)

	2002					
Investee	% pemilikan/ *% of ownership* 30/09/2002	31/12/2001	Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2002
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	50.00	398,807	191,134	-	(5,032)	584,909
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	24.50	321,517	33,083	-	(106,380)	248,220
Konsorsium Intertel Astratel	100.00	232,088	90,780	-	(181,953)	140,915
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		4,725	1	-	2,389	7,115
		558,330	123,864	-	(285,944)	396,250
		2,542,915	1,234,657	(128,003)	(297,575)	3,351,994

* Lihat Catatan 3b/*Refer to Note 3b*

Laba bersih perusahaan asosiasi sejumlah Rp 1,43 triliun (2002: Rp 1,23 triliun) telah dicatat Perseroan dan anak perusahaan dan dialokasikan sebagai berikut:

Equity net income of associated companies of Rp 1.43 trillion (2002: Rp 1.23 trillion) was recorded by the Company and subsidiaries and is allocated as follows:

	2003	2002	
Operasi dalam penghentian	-	646	*Discontinuing operation*
Operasi yang dilanjutkan	1,435,044	1,234,011	*Continuing operations*
	1,435,044	1,234,657	

Pada bulan Maret 2003, PT Astra Daihatsu Motor ("ADM") melepas 2.750.000 lembar saham yang dikeluarkan PT Astra Auto Finance ("AAF") kepada PT Astra Sedaya Finance ("ASF") senilai Rp 9 miliar yang mencerminkan 11% kepemilikan. Pada saat yang sama ADM juga melepas 3.500.000 lembar saham AAF senilai Rp 11,46 miliar kepada PT Sedaya Pratama ("SP") yang mencerminkan 14% kepemilikan. Dari transaksi tersebut, ADM membukukan laba atas penjualan investasi sebesar Rp 2,2 miliar, dimana sejumlah Rp 693 juta yang mencerminkan bagian efektif kepemilikan Perseroan di ADM telah di eliminasi di laporan keuangan konsolidasian. Dengan adanya pelepasan tersebut, kepemilikan ADM di AAF turun menjadi 10% dari 35%. Sedangkan kepemilikan ASF dan SP di AAF masing-masing menjadi 25% dan 14%.

In March 2003, PT Astra Daihatsu Motor ("ADM") sold 2,750,000 shares issued by PT Astra Auto Finance ("AAF") to PT Astra Sedaya Finance ("ASF") amounting to Rp 9 billion representing 11% interest. At the same time, ADM also sold 3,500,000 AAF shares amounts of Rp 11.46 billion to PT Sedaya Pratama ("SP") representing 14% interest. Of the transaction, ADM recorded gain on sale of investment amounted Rp 2.2 billion, of which Rp 693 million representing Company's effective ownership in ADM has been eliminated in the consolidated financial statements. The disposal has reduced ADM's interest in AAF to 10% from 35%. While ASF's and SP's interest in AAF became 25% and 14% respectively.

Per tanggal 30 September 2003, penyertaan Perseroan pada PT Astra Honda Motor dan PT United Tractors Tbk dengan nilai buku sebesar Rp 2,96 triliun (2002: Rp 2,16 triliun) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 16a).

As at 30 September 2003, investments owned by the Company in PT Astra Honda Motor and PT United Tractors Tbk with a net book value of Rp 2.96 trillion (2002: Rp 2.16 trillion) are used as collateral for the Company's restructured debt (refer to Note 16a).

PIN mempunyai perjanjian Kerja Sama Operasi ("KSO") dengan Telkom untuk wilayah Sumatera. Pada tanggal 19 April 2002 Astratel, anak perusahaan yang seluruh sahamnya dimiliki Perseroan, dan Telkom menandatangani Perjanjian Pembelian dan

PIN has a Joint Operating Scheme agreement ("KSO") with Telkom covering Sumatera. On 19 April 2002, Astratel a wholly owned subsidiary, and Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of

(Expressed in millions of Rupiah)

Penjualan Bersyarat mengenai rencana akuisisi seluruh saham PIN oleh Telkom. Pada tanggal 17 September 2002, Astratel telah menjual 30% dari 35% saham PIN yang dimilikinya ke Telkom sehingga kepemilikan Astratel pada PIN turun menjadi 24,5%. Selanjutnya pada tanggal 30 September 2003, Astratel kembali mentransfer 15% dari 35% saham PIN yang mengakibatkan kepemilikannya turun menjadi 19,25% (lihat Catatan 3b dan 27j).

all of PIN's shares by Telkom. On 17 September 2002, Astratel sold 30% of its 35% interest in PIN to Telkom, which resulted in a decrease in Astratel's ownership in PIN to 24.5%. Further, on 30 September 2003, Astratel sold another 15% of its 35% interest in PIN, resulting a decrease in Astratel's ownership in PIN to 19.25% (refer to Notes 3b and 27j).

Pada tanggal 19 Agustus 2002, Perseroan telah melepas kepemilikannya pada SLJ (lihat Catatan 3b), yang memiliki investasi pada perusahaan asosiasi untuk bisnis perkayuan.

On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3b), which held the investments in associates for the wood-based business.

12. AKTIVA TETAP

12. FIXED ASSETS

	2003				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					***Acquisition Cost/ Revalued Amount***
Tanah	1,582,575	459,087	(374,536)	1,667,126	*Land*
Bangunan dan prasarana	2,101,800	206,875	(246,479)	2,062,196	*Buildings and buildings improvements*
Mesin dan peralatan	3,162,925	412,243	(1,296,143)	2,279,025	*Machinery and equipment*
Alat-alat pengangkutan	975,810	288,940	(115,794)	1,148,956	*Transportation equipment*
Perabot dan peralatan kantor	744,821	113,396	(169,659)	688,558	*Furniture and office equipment*
Tanaman menghasilkan	1,337,538	26,522	-	1,364,060	*Mature plantations*
Aktiva sewa guna usaha	77,890	8,756	(30,239)	56,407	*Assets under finance leases*
Alat-alat berat yang disewakan	11,275	6,489	(8,360)	9,404	*Heavy equipment for lease*
Aktiva dalam penyelesaian:					*Assets under construction:*
Tanaman belum menghasilkan	42,400	5,620	(26,523)	21,497	*Immature plantations*
Bangunan dan mesin	343,071	312,421	(445,398)	210,094	*Buildings and machinery*
	10,380,105	1,840,349	(2,713,131)	9,507,323	
Akumulasi Penyusutan					***Accumulated Depreciation***
Tanah	(652)	-	380	(272)	*Land*
Bangunan dan prasarana	(735,190)	(98,209)	113,521	(719,878)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,117,426)	(240,771)	1,169,948	(1,188,249)	*Machinery and equipment*
Alat-alat pengangkutan	(320,000)	(120,712)	80,501	(360,211)	*Transportation equipment*
Perabot dan peralatan kantor	(451,913)	(81,305)	110,143	(423,075)	*Furniture and office equipment*
Tanaman menghasilkan	(300,120)	(50,779)	-	(350,899)	*Mature plantations*
Aktiva sewa guna usaha	(28,206)	(7,080)	20,390	(14,896)	*Assets under finance leases*
Alat-alat berat yang disewakan	(5,792)	(1,332)	863	(6,261)	*Heavy equipment for lease*
	(3,959,299)	(600,188)	1,495,746	(3,063,741)	
Nilai Buku Bersih	6,420,806			6,443,582	***Net Book Value***

(Expressed in millions of Rupiah)

	2002				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					***Acquisition Cost/ Revalued Amount***
Tanah	1,482,289	162,729	(81,169)	1,563,849	*Land*
Bangunan dan prasarana	2,268,402	433,889	(715,164)	1,987,127	*Buildings and buildings improvements*
Mesin dan peralatan	4,138,686	587,301	(1,472,649)	3,253,338	*Machinery and equipment*
Alat-alat pengangkutan	769,695	224,713	(64,238)	930,170	*Transportation equipment*
Perabot dan peralatan kantor	504,895	74,637	(26,572)	552,960	*Furniture and office equipment*
Tanaman menghasilkan	1,288,640	51,941	-	1,340,581	*Mature plantations*
Aktiva sewa guna usaha	57,777	4,861	(871)	61,767	*Assets under finance leases*
Alat-alat berat yang disewakan	10,097	7,073	(3,283)	13,887	*Heavy equipment for lease*
Aktiva dalam penyelesaian:					*Assets under construction*
Tanaman belum menghasilkan	87,862	3,805	(51,941)	39,726	*Immature plantations*
Bangunan dan mesin	296,233	182,256	(187,902)	290,587	*Buildings and machinery*
	10,904,576	1,733,205	(2,603,789)	10,033,992	
Akumulasi Penyusutan					***Accumulated Depreciation***
Tanah	(10,024)	(479)	10,034	(469)	*Land*
Bangunan dan prasarana	(700,413)	(234,173)	226,745	(707,841)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,331,779)	(444,218)	645,344	(2,130,653)	*Machinery and equipment*
Alat-alat pengangkutan	(243,765)	(94,508)	47,653	(290,620)	*Transportation equipment*
Perabot dan peralatan kantor	(306,525)	(56,933)	20,793	(342,665)	*Furniture and office equipment*
Tanaman menghasilkan	(236,339)	(50,359)	-	(286,698)	*Mature plantations*
Aktiva sewa guna usaha	(15,988)	(7,124)	98	(23,014)	*Assets under finance leases*
Alat-alat berat yang disewakan	(7,149)	(1,051)	2,196	(6,004)	*Equipment for lease*
	(3,851,982)	(888,845)	952,863	(3,787,964)	
Nilai Buku Bersih	7,052,594			6,246,028	***Net Book Value***

Rincian laba penjualan aktiva tetap adalah sebagai berikut:

Details of the gain from disposal of fixed assets is follows:

	2003	2002	
Harga jual	90,447	73,407	*Proceeds*
Nilai buku	(38,434)	(23,858)	*Net book value*
Laba	52,013	49,549	*Gain*

Penyusutan sejumlah Rp 566,06 miliar (2002: Rp 554,33 miliar) telah dibebankan pada usaha dan dialokasikan sebagai berikut:

Depreciation of Rp 566.06 billion (2002: Rp 554.33 billion) was charged to operations and allocated as follows:

	2003	**2002**	
Beban pokok penghasilan	396,870	414,351	*Cost of revenues*
Beban usaha	169,192	139,979	*Operating expenses*
	566,062	554,330	

(Expressed in millions of Rupiah)

Sebagian hak atas tanah sedang dalam proses pengurusan balik nama menjadi atas nama Perseroan dan anak perusahaan.

The Company and certain subsidiaries are in the process of transferring the title of certain land rights to their name.

Hak atas tanah Perseroan adalah berupa Sertifikat Hak Guna Bangunan yang habis masa berlakunya antara tahun 2003 – 2031.

The Company's land has "Hak Guna Bangunan" titles which expire between 2003 – 2031.

Pada tanggal 30 September 2003, aktiva tetap tertentu dengan nilai buku sejumlah Rp 3,66 triliun (2002: 3,49 triliun) digunakan sebagai jaminan untuk pinjaman jangka pendek, hutang bank jangka panjang tertentu dan obligasi (lihat Catatan 13, 16d dan 17).

As at 30 September 2003, certain fixed assets with a net book value of Rp 3.66 trillion (2002:3.49 trillion) are used as collateral for short-term loans, long-term bank loans and bonds (refer to Notes 13, 16d and 17).

Pada tanggal 30 September 2003, aktiva tetap Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian akibat kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 4,58 triliun, US$ 67,80 juta, EUR 1,78 juta dan JPY 1,63 miliar (2002: Rp 4,38 triliun, US$ 487,73 juta, EUR 1,78 juta dan JPY 1,34 miliar), yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian atas kebakaran dan risiko lainnya.

As at 30 September 2003, certain fixed assets of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 4.58 trillion, US$ 67.80 million, EUR 1.78 million and JPY 1.63 billion (2002: Rp 4.38 trillion, US$ 487.73 million, EUR 1.78 million and JPY 1.34 billion), which management believe is adequate to cover possible losses.

Estimasi penyelesaian untuk aktiva dalam penyelesaian, diluar tanaman belum menghasilkan adalah sebagai berikut:

Estimation of completion for assets under construction, excludes the immature plantations is as follows:

	2003	2002	
Dalam 1 tahun	172,991	243,691	*Within 1 year*
Lebih dari 1 tahun	37,103	46,896	*More than 1 year*
	210,094	290,587	

Pada tanggal 30 September 2003, beberapa anak perusahaan tertentu memiliki saldo kewajiban sewa guna usaha dengan pihak-pihak lawan sebagai berikut:

On 30 September 2003, certain subsidiaries have finance leases obligation with the following counterparties:

	2003	2002	
PT ABN-AMRO Finance Indonesia	4,160	12,703	*PT ABN-AMRO Finance Indonesia*
PT Orix Indonesia Finance	8,192	2,654	*PT Orix Indonesia Finance*
United Financial of Japan Bank	2,500	298	*United Financial of Japan Bank*
PT DKB Panin Leasing	-	2,171	*PT DKB Panin Leasing*
Lain-lain	-	200	*Others*
Jumlah	14,852	18,026	*Total*
Dikurangi:			*Less:*
bagian yang jatuh tempo dalam waktu satu tahun	(8,261)	(10,367)	*current portion*
Bagian jangka panjang	6,591	7,659	*Long term portion*

(Expressed in millions of Rupiah)

13. PINJAMAN JANGKA PENDEK / *13. SHORT-TERM LOANS*

	2003	2002	
Pinjaman bank	1,485,720	1,437,927	*Bank loans*
Wesel bayar rupiah	-	20,000	*Rupiah promissory notes*
	1,485,720	1,457,927	
Pinjaman bank			***Bank loans***
US Dolar			*US Dollars*
The Bank of Tokyo - Mitsubishi Ltd.	50,334	54,090	*The Bank of Tokyo - Mitsubishi Ltd.*
The Asahi Bank Ltd.	4,195	4,508	*The Asahi Bank Ltd.*
PT Bank Negara Indonesia (Persero) Tbk	-	39,735	*PT Bank Negara Indonesia (Persero) Tbk*
	54,529	98,333	
Rupiah			*Rupiah*
PT Bank Central Asia Tbk	147,088	130,000	*PT Bank Central Asia Tbk*
PT Bank Negara Indonesia (Persero) Tbk	119,590	822	*PT Bank Negara Indonesia (Persero) Tbk*
Citibank, N.A.	84,000	110,000	*Citibank, N.A.*
PT Bank NISP Tbk	80,000	70,000	*PT Bank NISP Tbk*
Mizuho Corporate Bank	78,000	30,000	*Mizuho Corporate Bank*
JP Morgan Chase Bank	75,000	-	*JP Morgan Chase Bank*
PT Bank Mandiri (Persero) Tbk	64,849	136,740	*PT Bank Mandiri (Persero) Tbk*
HSBC	60,000	20,000	*HSBC*
PT Rabobank Int'l Indonesia	18,738	10,261	*PT Rabobank Int'l Indonesia*
PT Bank Danamon Indonesia Tbk	-	90,000	*PT Bank Danamon Indonesia Tbk*
Lain-lain	-	2,000	*Others*
	727,265	599,823	
Yen Jepang			*Japanese Yen*
Mizuho Corporate Bank	453,154	444,728	*Mizuho Corporate Bank*
PT Bank Danamon Indonesia Tbk	125,835	138,854	*PT Bank Danamon Indonesia Tbk*
PT Bank Negara Indonesia (Persero) Tbk	36,951	7,380	*PT Bank Negara Indonesia (Persero) Tbk*
PT Bank Mandiri (Persero) Tbk	36,496	122,228	*PT Bank Mandiri (Persero) Tbk*
	652,436	713,190	
Euro Eropa			*European Euros*
PT Bank Danamon Indonesia Tbk	51,490	-	*PT Bank Danamon Indonesia Tbk*
PT Bank Central Asia Tbk	-	26,581	*PT Bank Central Asia Tbk*
	51,490	26,581	
	1,485,720	1,437,927	

Pinjaman jangka pendek di atas dibebani suku bunga tahunan sebagai berikut:

The above short-term loans attracted interest at the following annual rates:

	2003	2002	
US$	2.17% - 2.72%	2.75% - 3.22%	*US$*
Rupiah	10.16% - 21.04%	15.57% - 22.15%	*Rupiah*
JPY	1.10% - 2.35%	0.84% - 3.38%	*JPY*

(Expressed in millions of Rupiah)

Pinjaman jangka pendek sejumlah EUR 5,28 juta, JPY 1,85 miliar dan Rp 655,53 miliar pada tanggal 30 September 2003 (2002: EUR 3,00 juta, JPY 9,62 miliar dan Rp 557,56 miliar) dijamin dengan deposito berjangka, piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap yang dimiliki anak perusahaan serta jaminan para pemegang saham asing dari anak perusahaan tersebut (lihat Catatan 4, 6, 7, 10 dan 12).

Short-term loans amounting to EUR 5.28 million, JPY 1.85 billion and Rp 655.53 billion as at 30 September 2003(2002: EUR 3.00 million, JPY 9.62 billion and Rp 557.56 billion) are secured by time deposits, trade receivables, inventories, financing receivables, fixed assets of subsidiaries and guarantees issued by the foreign shareholders of those subsidiaries (refer to Notes 4, 6, 7,10 and 12).

Deposito berjangka yang dijaminkan untuk pinjaman bank diatas disajikan sebagai "Kas dan deposito yang dibatasi penggunaannya" pada neraca konsolidasian (lihat Catatan 4c).

Time deposits which are secured for the above loans are presented as "Restricted cash and time deposits" on the consolidated balance sheets (refer to Note 4c).

PT Federal Izumi Manufacturing ("FIM"), anak perusahaan dari PT Astra Otoparts Tbk ("AOP"), belum membayar pokok pinjaman dari "revolving credit" dan pinjaman modal kerja yang jatuh tempo pada tanggal masing-masing 29 Maret 2002 dan 8 Mei 2002 sejumlah US$ 6 juta dan US$ 0,5 juta. FIM juga belum memenuhi rasio keuangan seperti yang tercantum dalam perjanjian restrukturisasi hutang. Pada tanggal laporan ini, FIM masih bernegosiasi untuk restrukturisasi atas hutang banknya.

PT Federal Izumi Manufacturing ("FIM"), a subsidiary of PT Astra Otoparts Tbk ("AOP"), has not paid the principal of revolving credit and working capital loans which were due on 29 March 2002 and 8 May 2002, respectively amounting to US$ 6 million and US$ 0.5 million. Further, FIM has not complied with the financial ratios as stipulated in the loan restructuring agreement. At the date of this report, FIM is still negotiating with the bank for a rescheduling of the loans.

14. HUTANG USAHA / *14. TRADE PAYABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25h)	1,236,963	1,324,805	*Related parties (refer to Note 25h)*
Pihak ketiga:			*Third parties:*
Rupiah	694,029	920,765	*Rupiah*
Mata uang asing	194,350	299,255	*Foreign currencies*
	888,379	1,220,020	

Rincian hutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade payables in foreign currencies are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	2,762,489,544	208,639	2,787,367,025	206,265	*JPY*
US$	27,095,813	227,308	51,982,693	468,624	*US$*
EUR	1,912,829	18,666	1,349,472	11,959	*EUR*
GBP	269,991	3,782	711,910	10,031	*GBP*
Lain-lain *	264,480	2,218	310,454	2,799	*Others**
Jumlah		460,613		699,678	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Account receivables denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

(Expressed in millions of Rupiah)

15. KEWAJIBAN DIESTIMASI / *15. PROVISIONS*

	2003	2002	
Jangka pendek			*Current*
Penyisihan atas manfaat uang jasa karyawan	3,918	-	*Employee entitlements*
Jangka panjang			*Non current*
Penyisihan kerugian	271,088	309,296	*Provision for loss*
Penyisihan atas manfaat uang jasa karyawan	138,503	140,728	*Employee entitlements*
	409,591	450,024	
	413,509	450,024	

Lihat Catatan 27b untuk rincian penyisihan kerugian. Perubahan saldo penyisihan antara lain disebabkan oleh perubahan kurs Rupiah terhadap US Dolar dan perubahan nilai saham dari perjanjian tersebut.

The movement is mainly due to the movement of the Rupiah against the US Dollar and the value of the underlying shares subject to the agreement detailed in Note 27b.

Penyisihan atas manfaat uang jasa karyawan berhubungan dengan peraturan Menteri Tenaga Kerja dan Transmigrasi, sebagaimana diungkapkan dalam Catatan 2t. Perubahan saldo penyisihan adalah sebagai berikut:

Provision for employee entitlements relates to Minister of Manpower and Transmigration Regulations, as discussed in Note 2t. The movement in this provision is as follows:

	2003	2002	
Saldo awal	162,724	119,605	*Beginning balance*
Tambahan penyisihan	33,008	45,152	*Increase in provision*
Pembayaran	(6,949)	(24,029)	*Payments*
Lain-lain	(46,362)	-	*Others*
Saldo akhir	142,421	140,728	*Ending balance*
Dikurangi :			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(3,918)	-	*Current portion*
Saldo akhir	138,503	140,728	*Ending balance*

16. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG / *16. LONG-TERM BANK AND OTHER LOANS*

	2003	2002	
Pinjaman hasil restrukturisasi	2,895,922	5,511,330	*Restructured loans*
Pinjaman bank lainnya	708,578	905,271	*Other bank loans*
Pinjaman dari pihak yang mempunyai hubungan istimewa	591,703	774,528	*Related party loans*
	4,196,203	7,191,129	
Dikurangi:			*Less:*
Bagian jatuh tempo dalam waktu satu tahun	(1,234,738)	(2,406,242)	*Current maturities*
Bagian jangka panjang	2,961,465	4,784,887	*Long-term portion*

a. Pinjaman hasil restrukturisasi / *a. Restructured loans*

	2003	2002	
Perseroan	2,363,394	4,204,883	*The Company*
Anak perusahaan	532,528	1,306,447	*Subsidiaries*
	2,895,922	5,511,330	

Perseroan / ***The Company***

Pada tanggal 30 Juni 1999, Perseroan berhasil merestrukturisasi pinjamannya diluar hutang usaha yang berlaku efektif sejak 1 Januari 1999. Sebagai hasilnya, pada Tanggal Penutupan (30 Juni 1999), perjanjian pinjaman baru yang disetujui dengan para kreditur terkait adalah sebagai berikut:

On 30 June 1999, the Company successfully concluded a restructuring of non-trade related debts effective on 1 January 1999. As a result, on the Closing Date (30 June 1999), new financing agreements were concluded with all of the affected creditors as follows:

	Seri I/ *Series I*	Seri II/ *Series II*	Seri III/ *Series III*	
Tranche A (dalam ribuan US Dolar):				*Tranche A (in thousands of US Dollars):*
Pinjaman	118,930	413,269	17,853	*Loans*
Obligasi	81,070	281,779	82,147	*Bonds*
	200,000	695,048	100,000	
Tranche B (dalam jutaan Rupiah):				*Tranche B (in millions of Rupiah):*
Pinjaman	104,760	434,698	27,680	*Loans*
Obligasi	94,100	384,583	71,790	*Bonds*
	198,860	819,281	99,470	

Obligasi Tranche A dikeluarkan oleh Astra Overseas Finance B.V., anak perusahaan yang dimiliki 100% dan dijamin oleh Perseroan. Obligasi tersebut dicatatkan pada Bursa Efek Luxembourg. Obligasi Seri III Tranche A merupakan obligasi *zero coupon* dengan nilai nominal sebesar US$ 131,68 juta. Obligasi Tranche B merupakan obligasi tiga seri PT Astra International Tbk yang dicatatkan pada Bursa Efek Surabaya.

Tranche A bonds are issued by Astra Overseas Finance B.V., a wholly owned subsidiary of the Company and guaranteed by the Company. The bonds are listed on the Luxembourg Stock Exchange. Series III Tranche A Bonds represent zero coupon bonds with a face value of US$ 131.68 million. Tranche B bonds, namely PT Astra International Tbk three series Bonds, are listed on the Surabaya Stock Exchange.

Meskipun kinerja Perseroan sangat baik, jadwal pembayaran hutang yang telah disepakati berdasarkan Restrukturisasi Hutang 1999 telah mengakibatkan beban signifikan pada Perseroan. Oleh karena itu, Perseroan telah mengajukan usulan untuk merestrukturisasi kembali hutang dan memperoleh persetujuan dari para kreditur dan pemegang obligasi atas restukturisasi hutang 2002 pada tanggal 12 Desember 2002. Pada tanggal 31 Desember 2002 semua persyaratan restrukturisasi telah dipenuhi.

Despite its strong trading performance the debt repayment schedule under the agreed terms of the 1999 Debt Restructuring placed a significant burden on the Company. As a result the Company proposed to restructure its debts and obtained creditors and bondholders' approval for this 2002 debt restructuring on 12 December 2002. As at 31 December 2002, all conditions precedent for the restructuring had been achieved.

(Expressed in millions of Rupiah)

Pada tanggal 27 Desember 2002, Perseroan melakukan pembayaran sebesar 10% dari total hutang Seri II yang direstrukturisasi berdasarkan Restrukturisasi Hutang 2002 sejumlah US$ 66,5 juta dan Rp 82,7 miliar.

On 27 December 2002, the Company paid 10% of the total restructured Series II debt in accordance with 2002 Debt Restructuring amounting to US$ 66.5 million and Rp 82.7 billion.

Syarat-syarat dan ketentuan dalam Restrukturisasi Hutang 2002 mencakup syarat-syarat dan ketentuan apabila Perseroan melakukan penerbitan saham baru dengan jumlah minimum ekuivalen US$ 100 juta maupun apabila Perseroan tidak melakukan penerbitan saham baru.

Terms and conditions contained in the 2002 Debt Restructuring include terms and conditions which assume an equity issue raising a minimum of the equivalent of US$ 100 million, and alternative terms and conditions without an equity issue.

Sehubungan dengan telah dilakukan PUT II maka syarat-syarat dan ketentuan Restrukturisasi Hutang tahun 2002 yang berlaku adalah sebagai berikut:

Following the completion of the LPO II equity issue, the applicable terms and conditions of the 2002 Debt Restructuring are as follows:

Keterangan/ ***Description***	**Seri II/** ***Series II***	**Seri III/** ***Series III***
Jangka waktu/ *Term*	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan hak opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee*/ *Extended initially from 30 June 2005 to 30 June 2006. If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended an extention fee will apply.*	Tetap sampai dengan 30 Juni 2006 dengan hak opsi apabila Perseroaan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee*./ *Unchanged(i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended an extention fee were apply.*
Tingkat bunga/ *Interest rate*	US$ SIBOR + margin atau Reference Rate Rupiah + margin/ *US$ SIBOR + margin or Rupiah Reference Rate + margin*	6,5% untuk Tranche A dan 15,0% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan interest yang berlaku untuk Seri II./ *6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, starting on 30 June 2006 interest shall accrue at the same rate as Series II debt.*
Margin/ *Margin*	2003 – 3,25% 2004 – 3,50% 2005 – 3,75% 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%	Berlaku setelah 30 Juni 2006/ *Effective starting 30 June 2006:* 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%

(Expressed in millions of Rupiah)

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Penyesuaian margin/ *Margin adjustment*	Penyesuaian secara terbatas bagi penurunan margin yang memungkinkan pemotongan pajak penghasilan dan *gross-up* bunga Tranche A, yang dibayar penuh berdasarkan margin yang lebih rendah tersebut. Dikompensasi dengan penyesuaian kenaikan margin pada saat Tranche A jatuh tempo atau sebelum *Release Date*/	Tidak ada/
	Limited downward adjustment to margin to allow withholding tax and gross-up on Tranche A interest to be paid in full on the basis of the lower margin. Compensated by upward adjustment in margin either at maturity of Tranche A or before the Release Date.	*None*
Pembayaran bunga/ *Interest payment*	Setiap tiga bulan/	Pada saat jatuh tempo tanggal 30 Juni 2006. Apabila tanggal jatuh tempo diperpanjang menjadi 30 Juni 2009, maka bunga sampai dengan 30 Juni 2006 akan dikapitalisasi ke pokok pinjaman dan mulai 30 September 2006, bunga akan dibayar setiap tiga bulan./
	Quarterly basis	*At maturity on 30 June 2006. If the final maturity date is extended to 30 June 2009, all interest accrued to 30 June 2006 shall be capitalised to principal, and starting 30 September 2006, the interest shall be paid on a quarterly basis.*
Pembayaran kembali pokok pinjaman/	Terhutang pembayaran sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Sebelum dilaksanakannya *Extention Option:* 31 Desember 2002 – US$ 66.493 dan Rp 82.724 2003 – US$ 86.974 dan Rp 108.203 2004 – US$ 86.974 dan Rp 108.203 2005 – US$ 86.974 dan Rp 108.203 Maret 2006 – US$ 21.743 dan Rp 27.051 30 Juni 2006 – sisa jumlah pokok terhutang. Pada saat dan dengan terjadinya *Reset Date*: 2006 – US$ 53.661 dan Rp 66.758 2007 – US$ 75.404 dan Rp 93.809 2008 – US$ 75.404 dan Rp 93.809 Maret 2009 – US$ 39.032 dan Rp 48.559 30 Juni 2009 – sisa jumlah pokok terhutang.	Terhutang pada tanggal 30 Juni 2006. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009 maka pembayaran kembali adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Pada saat dan dengan terjadinya *Reset Date*: 2006 – US$ 18.574 dan Rp 34.815 2007 – US$ 43.869 dan Rp 82.231 2008 – US$ 43.869 dan Rp 82.231 Maret 2009 – US$ 22.716 and Rp 42.580 30 Juni 2009 – sisa jumlah pokok terhutang.
	Total pembayaran kembali pokok tersebut diatas diperhitungkan dari seluruh jumlah pinjaman seri II per 1 Januari 1999 ditambah dengan pinjaman yang terjadi kemudian dan dikurangi dengan pembatalan pinjaman seri II, sampai dengan akhir tahun 2002.	Total pembayaran kembali pokok tersebut diatas adalah seluruh jumlah pinjaman seri III yang tercatat pada tanggal 30 Juni 2006 ditambah dengan kapitalisasi bunga sampai dengan tanggal tersebut.
	Pembayaran dilakukan setiap tiga bulan secara proporsional.	Pembayaran dilakukan setiap tiga bulan secara proporsional, dimulai pada 30 September 2006.

(Expressed in millions of Rupiah)

Keterangan/ ***Description***	**Seri II/** ***Series II***	**Seri III/** ***Series III***
Principal repayment	*Principal repayments:* *(in thousand of US Dolar and million of Rupiah):* *Before the Extention Option is taken:* *31 December 2002 – US$ 66,493 and Rp 82,724* *2003 – US$ 86,974 and Rp 108,203* *2004 – US$ 86,974 and Rp 108,203* *2006 – US$ 86,974 and Rp 108,203* *March 2006 – US$ 21,743 and Rp 27,051* *30 June 2006 – the balance outstanding* *On and in the event of Reset Date:* *2006 – US$ 53,661 and Rp 66,758* *2007 – US$ 75,404 and Rp 93,809* *2008 – US$ 75,404 and Rp 93,809* *March 2009 – US$ 39,032 and Rp 48,559* *30 June 2009 – the balance outstanding* *The above mentioned accumulated principal repayment is the total aggregate amounts outstanding under Series II on 1 January 1999 as adjusted to reflect the addition of subsequent Series II debt and the cancellation of any Series II debt.* *Payments will be executed proportionally on a quarterly basis.*	*Payable on 30 June 2006.* *If the Final Maturity Date is extended to 30 June 2009, the amortisation schedule will be as follows(in thousand of US Dolar and million of Rupiah):* *On and in the event of Reset Date:* *2006 – US$ 18,574 and Rp 34,815* *2007 – US$ 43,869 and Rp 82,231* *2008 – US$ 43,869 and Rp 82,231* *March 2009 – US$ 22,716 and Rp 42,580* *30 June 2009 – the balance outstanding* *The above mentioned accumulated principal repayment is the total aggregate amount outstanding under Series III on 30 June 2006 as adjusted to reflect the capitalised interest up to that date.* *Payments will be executed proportionally on a quarterly basis, starting from 30 September 2006.*
Pembayaran dengan sukarela/ *Voluntary prepayment*	Diperkenankan secara pro rata untuk semua Tranche/ *Allowed and will be pro rated across Tranches.*	Diperhitungkan (saat Seri II telah dilunasi) secara pro rata untuk semua Tranche/ *Allowed (once Series II are repaid) and will be pro rated across Tranches.*
Alokasi *Rights*/ *Rights allocation*	Tidak ada/ None	Tidak ada tambahan rights, selain dari 258.398.155 *rights* yang telah diperjanjikan sebelumnya./ *No addition of rights other than 258,398,155 rights which were agreed previously.*
Jenis *Rights*/ *Rights characteristics*	Tidak ada/ *None*	Dapat diperdagangkan setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan dapat dieksekusi dengan harga sebesar Rp 500 (Rupiah penuh) per right pada setiap saat setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan sebelum 31 Desember 2003, dan tidak berlaku apabila *rights* telah kadaluarsa. Dana pelunasan yang diperoleh dari penerimaan pelaksanaan *rights* dapat digunakan sebagai jaminan dan untuk pembelian kembali pinjaman Seri III/ *Can be traded after the Closing Date of debt restructuring 1999 and exercisable at Rp 500 (full Rupiah) per right at any time after the Closing Date of debt restructuring 1999 and prior to 31 December 2003, and will no longer be valid when the rights expire. Sinking fund established from the proceeds of the rights exercised will stand as security for, and a partial payment of Series III debt.*

(Expressed in millions of Rupiah)

Restrukturisasi Hutang tahun 2002 juga mencakup persyaratan sebagai berikut:

- Pembayaran *restructuring fee* dimuka pada Tanggal Restrukturisasi kepada *"Secured Creditors"* sebesar 0,25% dari total Seri II Tranche A dan Tranche B yang masih belum dibayar pada tanggal restrukturisasi dan total Seri III Tranche A dan Tranche B yang akan terhutang per tanggal 30 Juni 2006. *Fee* ini akan dibayarkan secara pro rata kepada seluruh kreditur.

- Jika Perseroan tidak dapat membiayai kembali hutangnya pada tahun 2006, Perseroan memiliki opsi untuk memperpanjang tanggal jatuh tempo terakhir hutang Seri II dan Seri III menjadi 30 Juni 2009, dengan ketentuan bahwa *extention fee* sebesar 1,125% dari jumlah terhutang untuk Seri II dan Seri III pada tanggal 30 Juni 2006 dibayarkan kepada seluruh kreditur secara prorata.

- Pembentukan *Supplementary bank accounts,* yang terdiri dari:
  - *Equity account* untuk menampung dana hasil dari penerbitan saham baru
  - *Asset Sales account* untuk menampung proporsi dana hasil penjualan aktiva Perseroan.

  Cash sweep mechanism tidak diberlakukan pada dana yang terdapat dalam *Supplementary accounts*

- Pembentukan *Mandatory Prepayment account* untuk menampung dana hasil penjualan aktiva Perseroan dengan proporsi sebagai berikut:
  - Sebelum *Release Date*: 75% dari penerimaan bersih dari penjualan aktiva; dan
  - Setelah *Release Date*: 60% dari penerimaan bersih dari penjualan aktiva.

- Amortisasi hutang dalam Restrukturisasi Hutang 2002 telah menghilangkan keharusan bagi Perseroan untuk menjual aktivanya. Apabila Perseroan melakukan pelepasan aktiva, maka hasil dari pelepasan tersebut:

The 2002 Debt Restructuring also included the following terms and conditions:

- *Upfront restructuring fee paid on the Restructuring Date to the "Secured Creditors" equal to 0.25% of the total Series II Tranche A and Tranche B outstandings as at the Restructuring Date and the total Series III Tranche A and Tranche B outstandings debt anticipated as at 30 June 2006. The fee paid was distributed pro rata among the holders of such Series.*

- *If the Company is not able to refinance its debt in 2006, the Company has the option to extend the final maturity date for Series II debt and Series III debt to 30 June 2009, provided that an extension fee of 1.125% of the total outstanding debt under Series II and Series III as at 30 June 2006 is paid to all creditors on a prorata basis.*

- *Establishment of Supplementary bank accounts, which consist of:*
  - *An equity account which can only be funded from the net proceeds of any equity issue*
  - *An asset Sales account which can only be funded from the net proceeds from assets sales.*

  The cash sweep mechanism will not apply to the Supplementary accounts.

- *Establishment of a Mandatory Prepayment account which will be funded from the net proceeds of asset sales in the following proportions:*
  - *Prior to the Release Date: 75% of such asset sale proceeds; and*
  - *After the Release Date: 60% of such asset sale proceeds.*

- *The 2002 Debt Restructuring amortisation has removed the Company's obligation to sell assets. If the Company sells assets, net proceeds from asset sales will be applied as follows:*

(Expressed in millions of Rupiah)

- Sebelum *Release Date*: 75% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.
- Setelah *Release Date*: 60% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.

- Pembayaran yang berasal dari penerimaan bersih penjualan aktiva akan dipakai sebagai berikut:
  (i) Sebelum 30 Juni 2006:
    a) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II untuk 2003, dan apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan
    b) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II dan jadwal amortisasi Seri III untuk 30 Juni 2006, secara pro rata terhadap Seri II yang masih belum dibayar pada saat itu dan jumlah agregat dari Nilai Awal Seri III, dan apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

  (ii) Setelah 30 Juni 2006, apabila tanggal jatuh tempo terakhir untuk Seri II dan III diperpanjang menjadi 30 Juni 2009 maka:

    a) 50% akan dipakai untuk pembayaran Seri II dan III sesuai dengan jadwal pembayaran untuk 2006 dan, apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan

    b) 50% akan dipakai untuk pembayaran Seri II dan III sesuai dengan jadwal pembayaran untuk 2009, secara pro rata untuk Seri II dan III dan, apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

- *Before release date: 75% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account; and*
- *After release date: 60% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account.*

- *Any prepayments derived from net asset sales proceeds will be applied as follows:*

  (i) prior to 30 June 2006:
    a) 50% will be applied against 2003 Series II repayments and, if reduced to zero, against the subsequent repayments in chronological order of maturity; and

    b) 50% will be applied against the Series II repayments and the Series III bullet repayment scheduled for 30 June 2006, prorated to the aggregate amounts outstanding under Series II at that time and the aggregate Initial Value of Series III, and, if reduced to zero, against subsequent repayments in inverse order of maturity.

  (ii) after 30 June 2006, if the Final Maturity Dates for Series II and III are extended to 30 June 2009:

    a) 50% will be applied against 2006 Series II and III prepayment, prorated to Series II and III and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

    b) 50% will be applied against 2009 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in inverse order of maturity.

(Expressed in millions of Rupiah)

- Sebelum *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 10% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan setelah *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 50% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan berlaku apabila tidak terjadi keadaan *Defaults*.

- Jumlah maksimum per tahun yang diperbolehkan untuk pembelian barang modal akan ditingkatkan dari US$ 15 juta per tahun saat ini menjadi US$ 20 juta per tahun, kecuali untuk tahun 2003 dimana pengeluaran barang modal yang diperbolehkan adalah US$ 42 juta. Perseroan dapat menggunakan dana pembelian barang modal yang tidak digunakan untuk tahun berikutnya.

- Pembayaran atas kewajiban yang timbul dari Perjanjian Penjualan dan Pembelian Saham AAL (lihat Catatan 27b) yang akan jatuh tempo pada 15 Juni 2004 harus dibiayai (jika perlu) melalui penerbitan pinjaman seri II baru, yang akan diamortisasi sebagai berikut:
  2004 – 41,16%
  2005 – 13,08%
  2006 – 11,34%
  2007 – 11,36%
  2008 – 11,36%
  2009 – sisa jumlah pokok terhutang.

- Perseroan diperbolehkan untuk melakukan pembelian kembali hutang Seri II dan Seri III dengan diskon terhadap nilai nominalnya. Sumber pendanaan untuk pembelian kembali hutang tersebut akan diambil dari *Supplementary Accounts* (yang diperoleh dari hasil penambahan saham baru dan penjualan aset), dan *Series III Sinking Fund* untuk hutang Seri III.

Berikut ini adalah kondisi dan persyaratan dari Restrukturisasi Hutang 1999 yang masih berlaku:

- Pemberian jaminan seluruh penyertaan saham milik Perseroan;
- Mencatatkan hipotik atas seluruh tanah dan bangunan material milik Perseroan;
- Membatasi penarikan pinjaman baru; dan

- *Prior to the Release Date, the Company will be entitled to pay dividends of up to 10% of net profit after tax, excluding extraordinary items, and after the Release Date, the Company will be entitled to pay dividends up to 50% of net profit after tax, excluding extraordinary items, provided there have been no defaults.*

- *The maximum annual amount permitted for capital expenditure will be increased from the current level of US$ 15 million per year to US$ 20 million per year, except in 2003, when permitted capital expenditure will be US$ 42 million. The Company may use unutilised permitted capital expenditure in subsequent years.*

- *Payments in respect of the Agreement to Sell and Purchase Shares of AAL (refer to Note 27b) due on 15 June 2004 shall be financed (if required) by issuing new Series II debt, which will be amortised as follows:*

  2004 – 41.16%
  2005 – 13.08%
  2006 – 11.34%
  2007 – 11.36%
  2008 – 11.36%
  2009 – the balance outstanding.

- *The Company may conduct debt buybacks of both Series II and Series III debt at a discount to their face value. The funding of such debt buybacks will be from amounts credited to the Supplementary accounts (generated from equity raising and proceeds from asset sales), and in respect of Series III debt only, the Series III Sinking Fund.*

The terms and conditions of the 1999 Debt Restructuring which are still applicable are as follows:

- *A pledge of the Company's shareholdings;*
- *A fully registered mortgage over all of the Company's material land and buildings;*
- *Limited amounts of new debt; and*

(Expressed in millions of Rupiah)

- Tidak menjaminkan seluruh aktiva, kecuali aktiva baru yang dibiayai dari pinjaman baru dan sebagai jaminan untuk fasilitas *trade finance*.

- *A negative pledge on all assets, except for new assets purchased with new money and security for trade finance facilities.*

Rincian pinjaman hasil restrukturisasi Perseroan adalah pada tanggal 30 September 2003 dan 2002 sebagai berikut:

Details of the Company's restructured loans as at 30 September 2003 and 2002 are as follows:

	2003	2002	
Tranche A:			*Tranche A:*
Seri II	1,821,731	3,539,335	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	158,688	208,664	*Series III (including accrued interest)*
Tranche B:			*Tranche B:*
Seri II	335,288	420,545	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	53,859	46,834	*Series III (including accrued interest)*
	2,369,566	4,215,378	
Diskonto yang belum diamortisasi	(6,172)	(10,495)	*Unamortised discount*
	2,363,394	4,204,883	
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(511,374)	(1,354,835)	*Current maturities*
Bagian jangka panjang	1,852,020	2,850,048	*Long-term portion*

Kas yang diperuntukkan untuk melunasi biaya bunga dan pokok pinjaman ditempatkan pada PT Bank Negara Indonesia (Persero) Tbk, JP Morgan Chase Bank, Hong Kong dan ABN-Amro Bank berjumlah masing-masing Rp 144,8 miliar dan US$ 254,7 juta pada tanggal 30 September 2003, dan Rp 67,83 juta dan US$ 327,85 (jumlah penuh) pada tanggal 30 September 2002. Jumlah tersebut disajikan dalam akun "Kas dan deposito berjangka yang dibatasi penggunaannya" dalam neraca konsolidasian (lihat Catatan 4c).

Cash designated for interest payments and principal repayments placed with PT Bank Negara Indonesia (Persero) Tbk, JP Morgan Chase Bank, Hong Kong and with ABN-Amro Bank as at 30 September 2003 amounted to Rp 144.8 billion and US$ 254.7million, and as at 30 September 2002 amounted to Rp 67.83 million and US$ 327.85 (full amount). These amounts are classified as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

Perseroan melakukan penawaran untuk pembelian kembali hutang dan obligasi Seri III baik Tranche A dan Tranche B antara tanggal 3 sampai dengan tanggal 14 Februari 2003 sesuai dengan ketentuan yang telah disepakati dalam Restrukturisasi Hutang 2002. Jumlah hutang yang berhasil dibeli kembali adalah sebesar US$ 10,7 juta dan Rp 34,2 miliar dengan harga rata-rata 68,76% dari *Future Value*.

The Company offered the creditors to buyback loans and bonds Series III, both Tranche A and Tranche B, between 3 up to 14 February 2003, in accordance with terms agreed in the 2002 Debt Restructuring. The amount of liabilities repurchased is US$ 10.7 million and Rp 34.2 billion with the average price 68.76% of the Future Value.

Pada tanggal 8 Juli 2003, Perseroan mengambil keputusan untuk menerima penawaran pembelian kembali hutang sejumlah US$ 113,52 juta dan Rp 7,67 miliar dengan harga rata-rata 97,50%. Sumber pendanaan untuk pembelian kembali hutang Seri II ini adalah berasal dari dana hasil *right issue* yang dilaksanakan pada awal tahun 2003 (lihat Catatan 1).

On 8 July 2003, the Company accepted offers to buy back its debts for US$ 113.52 million and Rp 7.67 billion with average price 97.50%. The Company repurchased Series II debts which fund is generated from proceed of Right Issue in early 2003 (refer to Note 1).

Setelah dilakukan konfirmasi ulang, ternyata penawaran yang memenuhi persyaratan adalah sejumlah US$ 114,05 juta dan Rp 35,87 juta.

After the reconfirmation, the offers that fulfill the condition amounting to US$ 114.05 million and Rp 35.87 million.

Termasuk dalam restrukturisasi Perseroan juga kewajiban kepada pihak yang mempunyai hubungan istimewa, dengan saldo per tanggal 30 September 2003 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 30 September 2003 are as follows:

Obligasi	Seri II/ *Series II*	Seri III/ *Series III*	Jumlah/ *Total*	*Bonds*
Tranche A				***Tranche A***
(dalam ribuan US Dolar):				*(in thousands of US Dollars):*
PT Federal International Finance	-	10,366	10,366	*PT Federal International Finance*
PT Astra Graphia Tbk	3,851	5,421	9,272	*PT Astra Graphia Tbk*
PT United Tractors Tbk	272	382	654	*PT United Tractors Tbk*
PT Surya Artha Nusantara Finance	272	382	654	*PT Surya Artha Nusantara Finance*
PT Fuji Technica Indonesia	158	223	381	*PT Fuji Technica Indonesia*
	4,553	16,774	21,327	
Tranche B				***Tranche B***
(dalam jutaan Rupiah):				*(in millions of Rupiah):*
PT Tjahja Sakti Motor Corporation	16,756	-	16,756	*PT Tjahja Sakti Motor Corporation*
PT Astra Honda Motor	6,178	2,740	8,918	*PT Astra Honda Motor*
PT Astra Otoparts Tbk	292	120	412	*PT Astra Otoparts Tbk*
	23,226	2,860	26,086	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk, PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang disajikan dalam akun "Obligasi" (lihat Catatan 17a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk, PT Fuji Technica Indonesia, and PT Astra Honda Motor which are presented under the "Bonds" account (refer to Note 17a).

(Expressed in millions of Rupiah)

Anak perusahaan / ***Subsidiaries***

Rincian pinjaman hasil restrukturisasi anak perusahaan adalah sebagai berikut:

Details of restructured loans of subsidiaries are as follows:

	2003			2002		
Debitur/ *Borrowers*	Jumlah/ *Total*	Jangka pendek/ *Current*	Jangka panjang/ *Non-current*	Jumlah/ *Total*	Jangka pendek/ *Current*	Jangka panjang/ *Non-current*
US Dolar/*US Dollars*						
PT Tjahja Sakti Motor Corporation (2003: US$ 37.2 million, 2002: US$ 47.8 million)	311,866	29,361	282,505	431,368	33,806	397,562
PT Astra Otoparts Tbk (2003: US$ 8.6 million, 2002: US$ 13.6 million)	72,173	25,167	47,006	122,687	39,299	83,388
PT Federal Superior Chain Manufacturing (2003: US$ 7.8 million, 2002: US$ 8.3 million)	66,902	66,902	-	74,825	1,127	73,698
PT Astra Graphia Tbk (2003: nil, 2002: US$ 34.9 million)	-	-	-	314,759	27,946	286,813
PT Surya Artha Nusantara Finance (2003: nil, 2002: US$ 14.7 million)	-	-	-	133,015	133,015	-
PT Traktor Nusantara (2003: nil, 2002: US$ 4.4 million)	-	-	-	39,848	39,848	-
	450,941	121,430	329,511	1,116,502	275,041	841,461
Yen Jepang/*Japanese Yen*						
PT Surya Artha Nusantara Finance (2003: nil, 2002: JPY 1.0 billion)	-	-	-	75,388	75,388	-
Rupiah/*Rupiah*						
PT Surya Artha Nusantara Finance	79,441	8,346	71,095	112,368	112,368	-
PT Federal Superior Chain Manufacturing	2,146	2,146	-	2,189	43	2,146
	81,587	10,492	71,095	114,557	112,411	2,146
Jumlah/*Total*	532,528	131,922	400,606	1,306,447	462,840	843,607

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman hasil restrukturisasi tersebut adalah sebagai berikut:

Other information relating to restructured loans is as follows:

Debitur/ *Borrowers*	Restrukturisasi pada/ *Restructured in*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
US Dolar/*US Dollars*			
PT Astra Otoparts Tbk ("AOP")	2000	8 cicilan/*installments* (2002 - 2005)	SIBOR + (1.5% up to 2.75%)
PT Federal Superior Chain Manufacturing ("FSCM")	2001	7 cicilan/*installments* (2001 - 2004)	SIBOR + (1.25% up to 3%)
PT Tjahja Sakti Motor Corporation	2000	8 cicilan/*installments* (2002 - 2005)	SIBOR + 1.8%
Rupiah/*Rupiah*			
PT Federal Superior Chain Manufacturing	2001	7 cicilan/ *installments* (2001 - 2004)	Suku bunga rata-rata deposito Rupiah 3 bulanan (maks. 35%)/ *Average Rupiah three-month deposit rate (max. 35%)*
PT Surya Artha Nusantara Finance	2003	5 cicilan/ *installments* (2004 - 2008)	2% dan/*and* 15.5%

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme *cash monitoring*. AOP, FSCM, TN dan AG telah mencapai *Release Date*, sehingga mekanisme tersebut tidak berlaku lagi.

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM, TN and AG have reached the Release Date, and as such are no longer subject to cash monitoring.

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu (lihat Catatan 16d untuk rincian jumlah jaminan).

The assets of the above borrowers have been used as collateral. The companies are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios (refer to Note 16d for details of loan security).

Pada Desember 2002, SANF dengan kreditur yang mewakili 75% dari jumlah total pinjaman menyetujui untuk membeli kembali pinjaman sejumlah Rp 265 miliar pada harga 19% dari pokok pinjamannya dan membebaskan bunga yang terutang. Keuntungan sejumlah Rp 218,90 miliar dari transaksi ini setelah pajak telah diakui sebagai pendapatan luar biasa pada laporan laba rugi konsolidasian untuk tahun yang berakhir 31 Desember 2002.

In December 2002, SANF agreed with creditors, representing 75% of its total outstanding loans, to buy back debt amounting to Rp 265 billion at 19% of the outstanding amount and to waive accrued interest at that date. The resulting gain of Rp 218.90 billion, net of tax, is presented as extraordinary income in the consolidated statements of income for the year ended 31 December 2002.

Pada tanggal 10 Maret 2003, SANF dan para kreditur lainnya yang mewakili saldo pinjaman sebesar Rp 81 miliar per tanggal 30 Juni 2003 telah sepakat untuk mengubah jadwal pelunasan dengan cicilan bervariasi mulai 2005 sampai 2008. Dari kesepakatan ini SANF mendapatkan potongan atas bunga terhutang di mana jumlah sebesar kurang lebih Rp 1 miliar telah dihapuskan dan seluruh hutang dalam mata uang asing dikonversikan dalam mata uang rupiah.

On 10 March 2003, SANF agreed with the remaining creditors representing loans amounting to Rp 81 billion as at 30 June 2003, to extend the repayment schedule to various installments commencing from 2005 to 2008. As part of the agreement, SANF's accrued interest of approximately Rp 1 billion has been forgiven and all foreign currency debt has been converted into Rupiah term.

(Expressed in millions of Rupiah)

Pada bulan September 2003, TN telah melunasi sisa hutang restrukturisasinya sebesar US$ 3,74 juta yang telah jatuh tempo pada bulan Juni dan September 2003.

In September 2003, TN has repaid in full its outstanding restructuring loan amounted to US$ 3.74 million which was due in June and September 2003.

Pada bulan September 2003, AG telah melunasi sisa hutang restrukturisasinya sebesar US$ 27,14 juta yang jatuh tempo pada bulan September 2003.

In September 2003, AG has repaid in full its outstanding restructuring loan amounted to US$ 27.14 million which was due in September 2003.

b. Pinjaman bank lainnya / *b. Other bank loans*

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
Kredit Investasi US Dolar/ *US Dollars investment credit*						
The Japan Bank for International Cooperation (2003: nil, 2002: US$ 8.7 million)	-	-	-	78,881	78,881	-
PT Bank Central Asia Tbk (2003: nil, 2002: US$ 1.6 million)	-	-	-	14,086	14,086	-
Lain-lain/*Others* (2003 : nil 2002 : US$ 0.4 million)				367	367	-
	-	-	-	93,334	93,334	-
Kredit investasi Rupiah/ *Rupiah investment credit*						
PT Bank Negara Indonesia (Persero) Tbk	202,204	71,559	130,645	263,984	61,183	202,801
PT Bank Central Asia Tbk	148,784	53,043	95,741	119,932	51,340	68,592
PT Bank Niaga Tbk	142,852	58,994	83,858	99,369	20,116	79,253
PT Bank Danamon Indonesia Tbk	77,600	13,910	63,690	91,509	13,750	77,759
PT Bank Bumiputera	29,912	5,980	23,932	-	-	-
PT Bank Mega Tbk	28,125	12,500	15,625	40,625	12,500	28,125
PT Bank NISP Tbk	18,400	13,289	5,111	27,022	8,533	18,489
PT Bank Mandiri (Persero) Tbk	8,235	5,616	2,619	59,675	25,226	34,449
PT Bank Panin Tbk	-	-	-	49,250	10,500	38,750
Standard Chartered Bank	-	-	-	25,000	25,000	-
PT Bank Rakyat Indonesia (Persero)	-	-	-	2,936	2,674	262
Lain-lain/*Others*	52,466	13,856	38,610	32,635	7,062	25,573
	708,578	248,747	459,831	811,937	237,884	574,053
Jumlah/*Total*	708,578	248,747	459,831	905,271	331,218	574,053

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman bank lainnya adalah sebagai berikut:

Further information relating to other bank loans is as follows:

Kreditur/ *Lenders*	Jenis fasilitas/ *Type of facility*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Kredit investasi Rupiah/ *Rupiah investment credit*			
PT Bank Negara Indonesia (Persero) Tbk	Investment credit	beberapa cicilan/*monthly installments* (2002 - 2010)	12.00% - 17.00%
PT Bank Mandiri (Persero) Tbk	Investment credit	beberapa cicilan/ *monthly installments* (2000 - 2006)	12.00% - 19.25%
PT Bank Central Asia Tbk	Investment credit	2-10 cicilan/*installments* (2000 - 2005)	15.00% - 18.00%
PT Bank Danamon Indonesia Tbk	Investment credit	beberapa cicilan/*several installments* (2003 - 2006)	14.33% - 16.58%
PT Bank Niaga Tbk	Investment credit	beberapa cicilan/*several installments* (2003 - 2006)	16.50% - 18.00%
	Working capital	jatuh tempo April 2007/ *will be matured in April 2007*	16.00% - 17.50%
PT Bank Mega Tbk	Investment credit	beberapa cicilan/*several installments* (2003 - 2005)	16.50% - 19.00%
Bank Bumiputera	Investment credit	beberapa cicilan/*several installments* (2003 - 2006)	18.00% - 20.00%
Bank NISP Tbk	Investment credit	beberapa cicilan/*several installments* (2003 - 2006)	17.50% - 20.00%

Pada tanggal 19 Maret 2002, PT Federal Superior Chain Manufacturing ("FSCM"), anak perusahaan AOP, melakukan pembayaran atas 50% dari seluruh jumlah pinjaman hasil restrukturisasi melalui skema Penawaran Umum Pelunasan dimana FSCM melunasi pinjamannya dari Peak Securities, PT United Capital Indonesia dan PT Madani Securities, dengan potongan sebesar 52% atau sejumlah Rp 36,95 miliar setelah pajak. Keuntungan atas pelunasan ini disajikan sebagai pendapatan luar biasa pada laporan laba rugi konsolidasian.

On 19 March 2002, PT Federal Superior Chain Manufacturing ("FSCM"), a subsidiary of AOP, settled 50% of its restructured loans under a General Buyback Offer whereby it redeemed loans from Peak Securities, PT United Capital Indonesia and PT Madani Securities, at a 52% discount, which amounted to Rp 36.95 billion net of tax. The resulting gain is presented as extraordinary income in the consolidated statements of income.

Pada bulan Juli 2003, PT Serasi Autoraya ("SAR") telah melunasi sisa hutangnya di PT Bank Panin Tbk sebesar Rp 33,12 miliar yang akan jatuh tempo pada bulan Desember 2003.

In July 2003, PT Serasi Autoraya ("SAR") has repaid in full its outstanding loan in PT Bank Panin Tbk amounted to Rp 33.12 billion which will due in December 2003.

Lihat Catatan 16d untuk jaminan atas pinjaman-pinjaman ini.

Refer to Note 16d for details of security for the loans.

(Expressed in millions of Rupiah)

c. Pinjaman dari pihak yang mempunyai hubungan istimewa

c. Related party loans

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
Marubeni Corporation (2003: US$ 12 million and JPY 1.7 billion, 2002: US$ 18 million and JPY 1.6 billion)	225,965	50,334	175,631	285,237	54,090	231,147
Isuzu Motors Asia Ltd. (2003: US$ 27.5 million, 2002: US$ 29.3 million)	230,698	230,698	-	264,140	128,915	135,225
Itochu Corporation (2003: US$ 12 million, 2002: US$ 20 million)	100,668	50,334	50,334	180,300	72,120	108,180
Nissan Diesel Motor Co., Ltd. (2003 : JPY 455 million, 2002 : JPY 605 million)	34,372	11,329	23,043	44,851	2,224	42,627
	591,703	342,695	249,008	774,528	257,349	517,179

Informasi lain mengenai pinjaman dari pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other information on related party loans is as follows:

Kreditur/ *Lenders*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Isuzu Motors Asia Ltd.	4 - 7 cicilan/*installments* (2001 – 2005)	LIBOR + 1%
Marubeni Corporation	5 cicilan/*installments* (2001 – 2005)	LIBOR + (0.5% up to 1%) Japanese LTPR + 2%
Itochu Corporation	5 cicilan/*installments* (2001 – 2005)	LIBOR + 1%
Nissan Diesel Motor Co., Ltd.	6 cicilan/*installments* (2003 – 2006)	2.80% - 3.03%

Pada bulan September 2002, PT Astra Isuzu Casting Company ("AICC"), anak perusahaan yang menerima pinjaman dari Isuzu Motor Asia Ltd., tidak dapat membayar cicilan pokok hutangnya yang jatuh tempo, sesuai dengan perjanjian pinjaman maka AICC berada dalam keadaan gagal bayar dan karenanya seluruh pinjaman dari Isuzu Motor Asia Ltd., diklasifikasikan sebagai kewajiban lancar pada tanggal 30 September 2003.

In September 2002, PT Astra Isuzu Casting Company ("AICC"), a subsidiary, has a loan from Isuzu Motor Asia Ltd., which is in default for repayment of instalment of the principal. In accordance with the terms and conditions of the loan agreement, AICC is in default and therefore the loan is due and payable, and has been classified as current as at 30 September 2003.

Pada bulan Maret 2003, PT Astra Nissan Diesel Indonesia ("ANDI") dan PT Pantja Motor ("PM") (anak perusahaan tidak langsung) melunasi pinjamannya masing-masing ke Marubeni Corp. dan Itochu Corp.

In March 2003, PT Astra Nissan Diesel Indonesia ("ANDI") and PT Pantja Motor ("PM") (indirect subsidiary) have paid the loan to Marubeni Corp. and Itochu Corp., respectively.

Lihat Catatan 16d untuk rincian jaminan atas pinjaman ini dan Catatan 27i untuk pengungkapan kewajiban kontijensi yang berhubungan dengan penalti dari pinjaman-pinjaman yang "*default*".

Refer to Note 16d for details of loan security and note 27i for disclosure of the contingent liability relating to penalties for loans in default.

d. Jaminan pinjaman anak perusahaan

d. Loan security - subsidiaries

Pada tanggal 30 September 2003, pinjaman tertentu sejumlah US$ 40,58 juta, JPY 2,11 miliar dan Rp 484,76 miliar (2002: US$ 139,52 juta, JPY 3,28 miliar dan Rp 904,97 miliar) yang diperoleh

As at 30 September 2003, loans amounting to US$ 40.58 million, JPY 2.11 billion and Rp 484.76 billion (2002: US$ 139.52 million, JPY 3.28 billion and Rp 904.97 billion)

(Expressed in millions of Rupiah)

anak perusahaan tertentu dijamin dengan piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap anak perusahaan serta jaminan dari pemegang saham asing anak perusahaan tertentu (lihat Catatan 6, 7, 10 dan 12).

obtained by certain subsidiaries are sec ured by trade receivables, inventories, financing receivables and fixed assets and corporate guarantees from foreign shareholders of the subsidiaries (refer to Notes 6, 7, 10 and 12).

17. OBLIGASI / *17. BONDS*

	2003	2002	
Obligasi hasil restrukturisasi Perseroan	2,408,104	3,198,308	*The Company's restructured bonds*
Obligasi PT Astra Sedaya Finance	1,196,447	683,170	*PT Astra Sedaya Finance bonds*
Obligasi PT Federal International Finance	1,036,382	287,765	*PT Federal International Finance bonds*
Obligasi PT Astra Agro Lestari Tbk	495,980	493,224	*PT Astra Agro Lestari Tbk. bonds*
Obligasi PT Serasi Autoraya	296,153	-	*PT Serasi Autoraya bonds*
	5,433,066	4,662,467	
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(1,082,252)	(1,108,549)	*Current maturities*
Bagian jangka panjang	4,350,814	3,553,918	*Long-term portion*

a. Obligasi hasil restrukturisasi Perseroan / ***a. The Company's restructured bonds***

	2003	2002	
Terdiri dari:			*The bonds consist of:*
Tranche A (dalam US Dolar):			*Tranche A (in US Dollars):*
Seri II	1,381,180	2,024,560	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	841,087	957,233	*Series III (including accrued interest)*
Tranche B (dalam Rupiah):			*Tranche B (in Rupiah):*
Seri II	272,069	343,796	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	72,879	113,917	*Series III (including accrued interest)*
	2,567,215	3,439,506	
Dikurangi:			*Less:*
Diskonto yang belum diamortisasi	(159,111)	(241,198)	*Unamortised discount*
Bersih	2,408,104	3,198,308	*Net*
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(317,472)	(810,228)	*Current maturities*
Bagian jangka panjang	2,090,632	2,388,080	*Long-term portion*

Lihat Catatan 16a mengenai restrukturisasi hutang Perseroan yang juga berlaku untuk obligasi Perseroan tersebut di atas. Berdasarkan surat dari PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 019/PEF-Dir/I/2003 tanggal 17 Januari 2003, obligasi Rupiah Tranche B Perseroan yang telah direstrukturisasi mendapat peringkat idB+.

Please refer to Note 16a in respect of the Company's debt restructuring which is also applicable for the Company's bonds mentioned above. According to a letter from PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 019/PEF-Dir/I/2003 dated 17 January 2003, the credit rating of the Company's Tranche B restructured Rupiah bonds is idB+.

(Expressed in millions of Rupiah)

b. Obligasi lain / ***b. Other bonds***

Berikut ini disajikan rincian obligasi lain: / *Details of other bonds are presented below:*

Debitur/ *Borrowers*	Pefindo peringkat/ *Rating*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
PT Astra Sedaya Finance I	idA+	-	-	-	298,321	298,321	-
PT Astra Sedaya Finance II	idA+	308,680	188,208	120,472	384,849	-	384,849
PT Astra Sedaya Finance III	idA+	887,767	314,072	573,695	-	-	-
PT Federal International Finance I	idA -	295,135	112,500	182,635	287,765	-	287,765
PT Federal International Finance II	idA+	741,247	150,000	591,247	-	-	-
PT Astra Agro Lestari Tbk	idA -	495,980	-	495,980	493,224	-	493,224
PT Serasi Autoraya	idBBB+	296,153	-	296,153	-	-	-
		3,024,962	764,780	2,260,182	1,464,159	298,321	1,165,838

Debitur/ *Borrowers*	Jatuh tempo/ *Maturity*	Tingkat bunga/ *Interest rates*	Jaminan/ *Security*
PT Astra Sedaya Finance (Obligasi Seri I)/ *(Bond Series I)*	29 March 2003	17.68%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 60% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*
PT Astra Sedaya Finance (Obligasi Seri II)/ *(Bond Series II)*	24 May 2005	18.75%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 60% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*
PT Astra Sedaya Finance (Obligasi Seri III A, B, C)/ *(Bond Series III A, B, C)*	20 May 2005 sampai dengan/*until* 20 May 2007	12.5%-13.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 60% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*

(Expressed in millions of Rupiah)

Debitur/ *Borrowers*	Jatuh tempo/ *Maturity*	Tingkat bunga/ *Interest rates*	Jaminan/ *Security*
PT Federal International Finance (Obligasi I Seri A, B, C)/ *(Bond I Series A, B, C)*	6 Sep 2005	18.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 110% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 110% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*
PT Federal International Finance (Obligasi II Seri A,B,C,D)/ *(Bond II Series A,B,C,D)*	5 August 2007	12.37% - 13.50%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 80% dari sisa pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 80% of the total remaining of the bonds.*
PT Astra Agro Lestari Tbk	15 Mar 2005	17.7%	Tanpa jaminan. Dana pelunasan obligasi perlu disiapkan/ *Unsecured, with a sinking fund required to be set up.*
PT Serasi Autoraya	11 October 2004 sampai dengan /*until* 11 July 2008	13.875%	Dijamin dengan jaminan fiducia berupa kendaraan bermotor sekurang-kurangnya 100% dari total pokok obligasi/ *Secured by fiduciary guarantee over transportation equipment 100% minimum from the total principal of the bonds*

Pada tanggal 29 Maret 2003, ASF melunasi Obligasi Seri I dengan nilai nominal Rp 300 miliar.

On 29 March, 2003, ASF has paid the Bonds Series I amounting Rp 300 billion.

Anak perusahaan tersebut di atas juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu.

The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios.

18. HAK MINORITAS ATAS AKTIVA BERSIH ANAK PERUSAHAAN

18. MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES

Rincian proporsi pemilikan pemegang saham minoritas atas aktiva bersih dan laba/(rugi) bersih anak perusahaan yang dikonsolidasi berdasarkan segmen industri adalah sebagai berikut:

Details of minority interest in the net assets and net income/(loss) of consolidated subsidiaries, by industry segment, are as follows:

	2003					
Investee	31/12/2002	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2003	*Investee*
Otomotif	1,335,910	389,130	(565,130)	(451,717)	708,193	*Automotive*
Jasa keuangan	483,024	101,719	(65,542)	1,265	520,466	*Financial services*
Perkebunan	513,229	76,656	(38,010)	12,867	564,742	*Agribusiness*
Teknologi informasi	66,775	9,585	(3,070)	6,568	79,858	*Information technology*

(Expressed in millions of Rupiah)

	2003					
Investee	31/12/2002	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2003	*Investee*
Alat-alat berat	23,117	1,990	(1,245)	-	23,862	*Heavy equipment*
Lain-lain	694	(9)	-	-	685	*Others*
	2,422,749	579,071	(672,997)	(431,017)	1,897,806	

	2002					
Investee	31/12/2001	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/09/2002	*Investee*
Otomotif	1,040,893	266,076	(74,660)	1,874	1,234,183	*Automotive*
Jasa keuangan	421,895	103,267	(60,307)	1,995	466,850	*Financial services*
Perkebunan	449,389	73,329	(7,300)	11,914	527,332	*Agribusiness*
Perkayuan	7	11,465	-	(11,472)	-	*Wood-based*
Teknologi informasi	49,594	14,588	-	489	64,671	*Information technology*
Alat-alat berat	21,071	4,033	(2,229)	(2)	22,873	*Heavy equipment*
Lain-lain	703	(5)	-	-	698	*Others*
	1,983,552	472,753	(144,496)	4,798	2,316,607	

Laba bersih hak minoritas dari anak perusahaan sejumlah Rp 579,07 miliar (2002: Rp 472,75 miliar), telah dialokasikan sebagai berikut:

The minority interest in the net income of subsidiaries of Rp 579.07 billion (2002: Rp 472.75 billion), was allocated as follows:

	2003	2002	
Operasi dalam penghentian	-	11,465	*Discontinuing operation*
Operasi yang dilanjutkan	579,071	461,288	*Continuing operations*
	579,071	472,753	

19. MODAL SAHAM

19. *SHARE CAPITAL*

Susunan pemegang saham pada tanggal 30 September 2003 dan 2002 berdasarkan catatan yang dibuat oleh PT Raya Saham Registra, biro administrasi efek adalah sebagai berikut:

Details of shareholders based on records maintained by PT Raya Saham Registra, share administrator as at 30 September 2003 and 2002, are as follows:

	2003			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	1,408,975,504	35.00%	704,488	*Cycle & Carriage (Mauritius) Ltd.*
Norbax Inc.	282,915,742	7.03%	141,458	*Norbax Inc.*
Brian Richard Keelan (Komisaris)	3,384,615	0.08%	1,692	*Brian Richard Keelan (Commissioner)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,330,915,255	57.89%	1,165,458	*Others (each ownership less than 5%)*
	4,026,191,116	100%	2,013,096	

(Expressed in millions of Rupiah)

	2002			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	812,386,875	31.16%	406,193	*Cycle & Carriage (Mauritius) Ltd.*
Toyota Motor Corporation	192,000,000	7.36%	96,000	*Toyota Motor Corporation*
Norbax Inc.	144,125,940	5.53%	72,063	*Norbax Inc.*
GSIC C.	137,987,933	5.29%	68,994	*GSIC C.*
Lain-lain (masing-masing kepemilikan di bawah 5%)	1,321,057,756	50.66%	660,529	*Others (each ownership less than 5%)*
	2,607,558,504	100.00 %	1,303,779	

Penambahan saham yang beredar berasal dari eksekusi *rights* dan opsi pemilikan saham oleh karyawan (lihat Catatan 20).

The increase in issued share capital is from the exercise of rights and employee stock options (refer to Note 20).

Lihat Catatan 1 sehubungan dengan penjelasan mengenai Penawaran Umum Terbatas II kepada Pemegang Saham Dalam Rangka Penerbitan Hak Memesan Efek Terlebih Dahulu.

Refer to Note 1 for details of Limited Public Offering II in respect of Rights Issue.

20. TAMBAHAN MODAL DISETOR / *20. ADDITIONAL PAID-IN CAPITAL*

	2003	2002	
Selisih antara pembayaran yang diterima dengan nilai nominal - bersih	1,080,508	425,228	*Excess of proceeds over par value - net*
Rights yang belum dieksekusi	9,527	13,141	*Rights not yet exercised*
Opsi saham karyawan yang belum dieksekusi	8,116	14,784	*Employee stock options not yet exercised*
	1,098,151	453,153	

Perseroan telah menerbitkan sejumlah 258.398.155 *rights* kepada kreditur dan pemegang obligasi Seri III dengan nilai wajar sebesar Rp 400 per *right* dimana setiap pemegang satu *right* berhak membeli satu saham dengan harga Rp 500 (Rupiah penuh) per saham. *Rights* ini dapat dieksekusi sejak tanggal 1 Juli 1999 sampai dengan 31 Desember 2003 (lihat Catatan 16a). Jumlah *rights* yang telah dieksekusi sampai dengan 30 September 2003 dan 2002 adalah masing-masing sejumlah 234.580.967 dan 225.546.030 saham.

The Company has issued 258,398,155 rights to Series III creditors and bondholders at a fair value of Rp 400 per right, which allow the rights holder to purchase one share at the price of Rp 500 (full Rupiah) per share for each right. The rights are exercisable commencing 1 July 1999 expiring 31 December 2003 (refer to Note 16a). Rights already exercised up to 30 September 2003 and 2002 are 234,580,967 and 225,546,030 shares respectively.

Berdasarkan perjanjian restrukturisasi hutang Perseroan, dana yang diterima pada saat eksekusi *rights* harus ditempatkan sebagai dana pelunasan obligasi. Saldo dana pelunasan obligasi pada tanggal 30 September 2003 adalah Rp 4,93 miliar dan US$ 0,5 juta (setara dengan Rp 8,71 miliar). Jumlah dana tersebut pada tanggal 30 September 2002 adalah Rp 109,23 miliar dan US$ 4,5 juta (setara dengan Rp 149,66 miliar).

Based on the debt restructuring agreement relating to the bonds, funds received from the rights exercised are deposited into a bond sinking fund. The balance of the bonds sinking fund as at 30 September 2003 amounted to Rp 4.93 billion and US$ 0.5 million (total equivalent of Rp 8.71 billion). The balance as at 30 September 2002 amounted to Rp 109.23 billion and US$ 4.5 million (total equivalent of Rp 149.66 billion).

(Expressed in millions of Rupiah)

Sehubungan dengan opsi pemilikan saham yang diberikan kepada karyawan dan eksekutif Perseroan dan anak perusahaan, selama tahun 2003 sebanyak 4.797.500 opsi telah dieksekusi. Per tanggal 30 September 2003 jumlah opsi yang masih beredar sebanyak 8.300.500 lembar (lihat Catatan 28).

In respect of stock options granted to the Company's and subsidiaries' employees and executives, there are 4,797,500 options have been exercised during 2003. As at 30 September 2003, 8,300,500 options are still outstanding (refer to Note 28).

21. SALDO LABA TELAH DITENTUKAN PENGGUNAANNYA

21. APPROPRIATED RETAINED EARNINGS

Berdasarkan Undang-Undang No. 1 tahun 1995 tentang Perseroan Terbatas, perusahaan Indonesia diwajibkan untuk menyisihkan cadangan umum hingga sekurang-kurangnya 20% dari modal yang ditempatkan. Cadangan tersebut disisihkan dari saldo laba atau laba bersih, dan hanya dapat digunakan untuk menutup kerugian yang tidak dapat dipenuhi oleh cadangan lain. Undang-Undang tersebut tidak mengatur jangka waktu untuk penyisihan cadangan umum tersebut.

Under Indonesian Company Law No. I/1995, Indonesian companies are required to set up a reserve fund of at least 20% of the subscribed capital. This reserve has to be created from retained earnings or net income, and can only be used to cover losses that can not be covered by other reserves. The period of time over which this amount should be provided is not stipulated.

Pada tahun 1997, Perseroan telah membentuk cadangan umum sebesar Rp 4,7 miliar.

In 1997, the Company has appropriated a reserve fund of Rp 4.7 billion.

Dalam Rapat Umum Pemegang Saham Tahunan Perseroan tanggal 22 Mei 2003, yang telah diaktakan dengan akta notaris P.S.A. Tampubolon, SH, M,Kn., No. 27 pada tanggal yang sama, para pemegang saham menyetujui penambahan pembentukan cadangan umum sebesar Rp 40 miliar yang berasal dari laba bersih tahun 2002, sehingga total saldo laba yang telah ditentukan penggunaannya per 30 September 2003 menjadi sebesar Rp 44,7 miliar.

In the Company's Annual Shareholders' Meeting held on 22 May 2003, and notarised by the Notarial Deed No. 27 of Notary P.S.A. Tampubolon, SH, M,Kn., on the same date, the shareholders approved the addition of the appropriation of general reserve amounting to Rp 40 billion from the 2002 net income, therefore the total balance of appropriated retained earnings as of 30 September 2003 is Rp 44.7 billion.

22. PENGHASILAN BERSIH

22. NET REVENUES

	2003	2002	
Pihak ketiga	22,294,311	21,035,470	*Third parties*
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25b)	1,875,603	2,072,456	*Related parties (refer to Note 25b)*
	24,169,914	23,107,926	
Dikurangi:			*Less:*
Penghasilan bersih - operasi dalam penghentian	-	(418,428)	*Net revenues - discontinuing operation*
Penghasilan bersih - operasi yang dilanjutkan	24,169,914	22,689,498	*Net revenues - continuing operations*

Tidak ada penjualan kepada pihak ketiga yang melebihi 10% dari total penjualan.

No sales to third parties exceed 10% of total sales.

Lihat Catatan 24 untuk penjualan berdasarkan segmen industri.

Refer to Note 24 for sales by industry segment.

(Expressed in millions of Rupiah)

23. BEBAN USAHA / *23. OPERATING EXPENSES*

	2003	2002	
Beban penjualan			*Selling expenses*
Iklan dan promosi	411,881	341,712	*Advertising and promotion*
Komisi penjualan	356,723	282,587	*Sales commissions*
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 28 dan 29)	261,421	226,526	*Salaries, wages, bonuses and welfare (refer to Notes 28 and 29)*
Beban gudang dan pengepakan	170,470	144,685	*Warehousing and packaging*
Sewa	22,701	22,742	*Rent*
Perbaikan dan pemeliharaan	20,721	21,558	*Repairs and maintenance*
Komunikasi	20,504	18,636	*Communication*
Lain-lain (masing-masing di bawah Rp 20 miliar)	102,644	100,145	*Others (below Rp 20 billion each)*
	1,367,065	1,158,591	
Beban umum dan administrasi			*General and administrative expenses*
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 28 dan 29)	832,786	742,469	*Salaries, wages, bonuses and welfare (refer to Notes 28 and 29)*
Penyisihan piutang tak tertagih	202,059	68,139	*Bad debts*
Penyusutan dan amortisasi	158,257	131,993	*Depreciation and amortisation*
Honorarium tenaga ahli	84,937	171,199	*Professional fees*
Pajak dan perizinan	82,972	41,033	*Taxes and licenses*
Perbaikan dan pemeliharaan	65,490	72,674	*Repairs and maintenance*
Alat tulis dan beban kantor lainnya	63,778	58,711	*Supplies and other office expenses*
Komunikasi	63,586	51,369	*Communications*
Perjalanan dan transportasi	44,268	47,034	*Travelling and transportation*
Pendidikan dan latihan	29,208	29,743	*Education and training*
Asuransi	24,090	23,067	*Insurance*
Sumbangan dan representasi	15,371	45,883	*Donations and representation*
Sewa	17,655	26,771	*Rent*
Lain-lain (masing-masing di bawah Rp 20 miliar)	88,975	108,000	*Others (below Rp 20 billion each)*
	1,773,432	1,618,085	
	3,140,497	2,776,676	
Dikurangi:			*Less:*
Beban usaha - operasi dalam penghentian	-	(35,569)	*Operating expenses - discontinuing operation*
Beban usaha - operasi yang dilanjutkan	3,140,497	2,741,107	*Operating expenses - continuing operations*

24. INFORMASI SEGMEN USAHA / *24. SEGMENT INFORMATION*

Informasi mengenai segmen industri Perseroan dan anak perusahaan adalah sebagai berikut:

Details of the Company's and subsidiaries' industry segments are as follows:

	Penghasilan bersih/ *Net revenues*		Laba/(rugi) usaha/ *Operating income/(loss)*		Jumlah aktiva/ *Total assets*		
	2003	2002	2003	2002	2003	2002	
Otomotif	20,028,226	19,231,796	1,595,324	1,339,827	23,050,252	21,442,864	*Automotive*
Jasa keuangan	1,580,931	1,193,809	439,586	360,302	6,956,991	4,926,616	*Financial services*
Perkebunan	1,736,899	1,442,464	487,107	420,825	2,640,936	2,686,625	*Agribusiness*
Perkayuan	-	418,428	-	(71,949)	-	-	*Wood-based*
Teknologi informasi	531,382	579,740	31,508	46,751	675,017	796,157	*Information technology*

(Expressed in millions of Rupiah)

	Penghasilan bersih/ *Net revenues*		Laba/(rugi) usaha/ *Operating income/(loss)*		Jumlah aktiva/ *Total assets*		
	2003	2002	2003	2002	2003	2002	
Alat-alat berat	289,182	236,358	15,956	20,357	216,075	203,598	*Heavy equipment*
Lain-lain	16,002	14,350	(14,985)	(92,167)	1,473,548	1,281,024	*Others*
Jumlah	24,182,622	23,116,945	2,554,496	2,023,946	35,012,819	31,336,884	*Total*
Eliminasi*	(12,708)	(9,019)	34,881	47,058	(4,682,525)	(3,767,662)	*Eliminations**
Konsolidasian	24,169,914	23,107,926	2,589,377	2,071,004	30,330,294	27,569,222	*Consolidated*
Dikurangi: Operasi dalam penghentian	-	418,428	-	(71,949)	-	-	*Less: Discontinuing operation*
Operasi yang dilanjutkan	24,169,914	22,689,498	2,589,377	2,142,953	30,330,294	27,569,222	*Continuing operations*

	Beban pokok penghasilan / *Cost of revenues*		Beban bunga/ *Interest expense*		Jumlah kewajiban/ *Total liabilities*		
	2003	2002	2003	2002	2003	2002	
Otomotif	16,424,935	16,057,831	402,099	498,687	10,889,950	14,778,474	*Automotive*
Jasa keuangan	366,329	328,988	-	-	4,954,384	3,574,797	*Financial services*
Perkebunan	1,081,670	866,375	101,851	119,178	1,175,082	1,286,016	*Agribusiness*
Perkayuan	-	454,808	-	53,678	-	-	*Wood-based*
Teknologi informasi	354,259	393,781	8,113	15,131	176,747	483,724	*Information technology*
Alat-alat berat	242,349	188,674	4,713	1,940	118,816	110,357	*Heavy equipment*
Lain-lain	5,379	4,670	-	-	136,769	222,550	*Others*
Jumlah	18,474,921	18,295,127	516,776	688,614	17,451,748	20,455,918	*Total*
Eliminasi*	(34,881)	(34,881)	(5,815)	(11,907)	(474,067)	(934,373)	*Eliminations**
Konsolidasian	18,440,040	18,260,246	510,961	676,707	16,977,681	19,521,545	*Consolidated*
Dikurangi: Operasi dalam penghentian	-	454,808	-	50,497	-	-	*Less: Discontinuing operation*
Operasi yang dilanjutkan	18,440,040	17,805,438	510,961	626,210	16,977,681	19,521,545	*Continuing operations*

* Eliminasi antar segmen industri

** Elimination between industry segments*

	Depresiasi/ *Depreciation*		Pengeluaran modal/ *Capital expenditure*		
	2003	2002	2003	2002	
Otomotif	351,316	332,054	1,650,187	365,103	*Automotive*
Jasa keuangan	36,151	24,947	89,653	82,445	*Financial services*
Perkebunan	111,763	96,399	107,592	81,431	*Agribusiness*
Perkayuan	-	41,744	-	15,314	*Wood-based*
Teknologi informasi	59,833	54,260	63,219	71,951	*Information technology*

(Expressed in millions of Rupiah)

	Depresiasi/ *Depreciation*		Pengeluaran modal/ *Capital expenditure*		
	2003	2002	2003	2002	
Alat-alat berat	5,428	2,996	34,912	14,661	*Heavy equipment*
Lain-lain	1,571	1,930	219	24,051	*Others*
Konsolidasian	566,062	554,330	1,945,782	654,956	*Consolidated*
Dikurangi:					*Less:*
Operasi dalam penghentian	-	41,744	-	15,314	*Discontinuing operation*
Operasi yang dilanjutkan	566,062	512,586	1,945,782	639,642	*Continuing operations*

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA

Dalam kegiatan usahanya, Perseroan dan anak perusahaan mengadakan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa yang terutama terdiri dari penjualan, pembelian, uang muka dan transaksi keuangan lainnya.

a. Sifat hubungan dan transaksi:

Rincian dari sifat hubungan dan transaksi pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

i. Anak perusahaan langsung dan tidak langsung

Lihat Catatan 1 untuk daftar anak perusahaan langsung.

ii. Perusahaan terasosiasi secara langsung dan tidak langsung

Lihat Catatan 11 untuk perusahaan asosiasi langsung Perseroan dan anak perusahaan.

Lihat dibawah ini untuk perusahaan asosiasi tidak langsung:

25. RELATED PARTY INFORMATION

The Company and subsidiaries, in their regular conduct of business, have engaged in transactions with related parties principally consisting of sales, purchases, advances and other financial transactions.

a. Nature of relationship and transactions:

Details of the nature of relationships and transactions with related parties are as follows:

i. Direct and indirect subsidiaries

Refer to Note 1 for the list of the Company's direct subsidiaries.

ii. Direct and indirect associates

Refer to Note 11 for the Company's and subsidiaries' direct associates.

Refer below for indirect associates:

- PT Berau Coal
- PT Bina Pertiwi
- PT Kokusai Godo Denso Indonesia
- PT Pamapersada Nusantara
- PT Pandu Dayatama Patria
- PT Showa Indonesia Mfg.
- PT Suryaraya Rubberindo Industries
- PT Toyoda Gosei Safety Systems Indonesia

(Expressed in millions of Rupiah)

iii. Perusahaan yang hak suaranya dimiliki secara substansial, baik secara langsung maupun tidak langsung, oleh anggota manajemen kunci (termasuk anggota keluarga dekat) dan perusahaan yang memiliki anggota manajemen kunci yang sama:

iii. Companies for which a substantial portion of the voting power is owned, directly or indirectly, by key management personnel (including close members of family) and companies which have common key management personnel are as follows:

- Aisin Seiki Co., Ltd.
- Asahi Forging Co., Ltd.
- Cycle and Carriage Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Asia Ltd.
- Isuzu Motors Ltd.
- Itochu Corporation
- Izumi Industrial Ltd.
- Japan Storage Battery Co., Ltd.
- Keihin Seimitsu Kogyo Co., Ltd.
- Nissan Diesel Motor Co., Ltd.
- PT Adira Dinamika Mobilindo
- PT Adira Dwi Mobilindo
- PT Artimas Kencana Murni *
- PT Chuhatsu Indonesia (dahulu/*formerly* PT Tri Satria Utama)
- Marubeni Corporation
- PT Toyota Tsusho Export Import
- PT Komatsu Indonesia Tbk
- PT Abadi Berindo Autotech (dahulu/*formerly* PT Kadera AR Indonesia)
- PT Katshusiro Indonesia
- PT Inti Ganda Perdana
- PT Wahana Eka Paramita
- PT Gemala Kempa Daya
- Multico System Engineering Pte. Ltd., Singapore
- PT Century Batteries Indonesia Ltd.
- PT Daikin Clutch Indonesia
- PT Federal Izumi Manufacturing
- PT Inkoasku
- PT Nusa Toyotetsu Corporation
- PT Palingda Nasional
- PT Pandu Dian Pertiwi *
- PT Astra CMG Life
- Toyota Motor Corporation
- Toyota Tsusho Corporation
- Toyota Motor Asia Pacific, Pte., Ltd. (dahulu/*formerly* Toyota Motor Management Services Singapore Pte., Ltd., Singapore)
- PT Aisin Takaoka Indonesia
- PT Aisin Indonesia
- PT GE Finance Indonesia
- PT SKF Indonesia*
- PT Badhra Primasatya
- PT Tri Dharma Wisesa
- PT NHK Gasket Indonesia
- Daido Steel Co., Ltd.
- PT Federal Nittan Industries
- PT Sugity Creatives

* Bukan merupakan pihak yang mempunyai hubungan istimewa pada 30 September 2003. / *No longer related party as at 30 September 2003.*

iv. Dimiliki oleh karyawan Perseroan dan anak perusahaan:

iv. Owned by Astra Company and subsidiaries' employees:

- Koperasi Karyawan Astra

Selama periode yang berakhir 30 September 2003 dan 2002, tidak terdapat transaksi yang masuk dalam definisi benturan kepentingan sebagaimana diatur dalam Peraturan Bapepam No. IX.E1., kecuali untuk restrukturisasi usaha TAM (lihat Catatan 3c).

During the periods ended 30 September 2003 and 2002, there were no transactions that meet the definition of a conflict of interest pursuant to Bapepam Regulation No. IX.E1., except for TAM business restructuring (refer Note 3c).

b. Penjualan / ***b. Sales***

Rincian penjualan kepada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of sales to related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Motor Asia Pacific, Pte., Ltd.	2.96	714,253	3.69	837,529	*Toyota Motor Asia Pacific, Pte., Ltd.*
Isuzu Motors Asia, Ltd.	1.17	283,379	0.06	12,535	*Isuzu Motors Asia, Ltd.*

(Expressed in millions of Rupiah)

	2003		2002		
	%*	Rp	%*	Rp	
PT Astra Honda Motor	1.02	246,215	0.94	213,865	*PT Astra Honda Motor*
Toyota Motor Corporation	0.83	201,374	1.84	417,485	*Toyota Motor Corporation*
PT Adira Dinamika Mobilindo	0.64	154,140	1.10	249,558	*PT Adira Dinamika Mobilindo*
Konsorsium Intertel Astratel	0.38	91,035	0.40	90,781	*Konsorsium Intertel Astratel*
PT Astra Daihatsu Motor	0.20	47,440	0.24	53,807	*PT Astra Daihatsu Motor*
PT Adira Dwi Mobilindo	0.14	33,803	0.26	58,282	*PT Adira Dwi Mobilindo*
PT Pamapersada Nusantara	0.11	27,738	0.11	25,887	*PT Pamapersada Nusantara*
PT Showa Indonesia Mfg.	0.09	21,150	0.07	16,876	*PT Showa Indonesia Mfg.*
PT Mesin Isuzu Indonesia	0.05	11,606	0.19	43,627	*PT Mesin Isuzu Indonesia*
PT United Tractors Tbk	0.03	7,133	0.03	7,267	*PT United Tractors Tbk*
PT Kayaba Indonesia	0.02	5,318	0.02	5,542	*PT Kayaba Indonesia*
PT Denso Indonesia Corp.	0.01	3,066	0.00	1,013	*PT Denso Indonesia Corp.*
PT Pramindo Ikat Nusantara	0.01	2,519	0.09	21,096	*PT Pramindo Ikat Nusantara*
Aisin Seiki Co., Ltd.	0.01	2,024	0.00	243	*Aisin Seiki Co., Ltd.*
PT Berau Coal	0.01	1,789	0.00	865	*PT Berau Coal*
PT Wahana Eka Paramitra	0.01	1,784	0.01	1,958	*PT Wahana Eka Paramitra*
PT Inti Ganda Perdana	0.01	1,597	0.01	1,539	*PT Inti Ganda Perdana*
PT Astra Auto Finance	0.00	1,196	0.01	1,170	*PT Astra Auto Finance*
PT GS Battery Inc.	0.00	1,169	0.01	1,167	*PT GS Battery Inc.*
Isuzu Motor, Ltd.	0.00	1,159	0.00	-	*Isuzu Motor, Ltd.*
PT Komatsu Indonesia Tbk	0.00	673	0.01	1,802	*PT Komatsu Indonesia Tbk*
PT Kokusai Godo Denso Indonesia	0.00	337	0.01	3,255	*PT Kokusai Godo Denso Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.06	13,706	0.02	5,307	*Others (below Rp 1 billion each)*
Total Penjualan	7.76	1,875,603	9.12	2,072,456	*Total Sales*

* % terhadap jumlah penjualan

* *% of total sales*

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis).*

Sales of goods to related parties are on an arm's length basis.

c. Pembelian

c. Purchases

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of purchases from related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
PT Astra Honda Motor	14.92	2,750,883	11.52	2,051,497	*PT Astra Honda Motor*
Toyota Motor Asia Pacific, Pte., Ltd.	14.48	2,670,724	3.37	599,848	*Toyota Motor Asia Pacific, Pte., Ltd.*
PT Astra Daihatsu Motor	5.74	1,057,846	6.89	1,226,243	*PT Astra Daihatsu Motor*
Toyota Motor Corporation	1.93	355,090	13.65	2,429,676	*Toyota Motor Corporation*
PT Denso Indonesia Corporation	1.81	334,661	2.17	386,937	*PT Denso Indonesia Corporation*
PT Mesin Isuzu Indonesia	1.74	320,923	2.42	431,201	*PT Mesin Isuzu Indonesia*
PT Abadi Berindo Autotech	1.53	282,309	1.24	220,931	*PT Abadi Berindo Autotech*
PT GS Battery Inc.	1.28	235,818	1.73	308,800	*PT GS Battery Inc.*
PT Sugity Creatives	1.10	203,592	0.46	81,461	*PT Sugity Creatives*
Toyota Tsusho Corporation	0.65	120,405	0.38	66,945	*Toyota Tsusho Corporation*
PT Nusa Toyotetsu Corporation	0.50	92,944	0.00	-	*PT Nusa Toyotetsu Corporation*
PT Pandu Dayatama Patria	0.49	89,632	0.36	63,630	*PT Pandu Dayatama Patria*
PT Century Batteries Indonesia Ltd.	0.37	68,558	0.75	133,365	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	0.33	60,838	0.45	79,509	*PT Kayaba Indonesia*
Aisin Seiki Co., Ltd.	0.31	56,483	0.38	67,585	*Aisin Seiki Co., Ltd.*
PT Aisin Takaoka Indonesia	0.19	35,264	0.21	38,052	*PT Aisin Takaoka Indonesia*
PT Tri Dharma Wisesa	0.19	34,956	0.13	23,742	*PT Tri Dharma Wisesa*
PT Inti Ganda Perdana	0.18	33,612	0.42	73,898	*PT Inti Ganda Perdana*
PT Chuhatsu Indonesia	0.15	26,758	0.00	247	*PT Chuhatsu Indonesia*

(Expressed in millions of Rupiah)

	2003		2002		
	%*	Rp	%*	Rp	
PT Gemala Kempa Daya	0.12	22,745	0.07	12,437	*PT Gemala Kempa Daya*
PT Palingda Nasional	0.11	19,813	0.06	10,844	*PT Palingda Nasional*
PT United Tractors Tbk	0.11	19,489	0.06	10,982	*PT United Tractors Tbk*
PT Daikin Clutch Indonesia	0.08	13,982	0.02	3,453	*PT Daikin Clutch Indonesia*
PT Wahana Eka Paramitra	0.07	13,710	0.31	55,907	*PT Wahana Eka Paramitra*
Marubeni Corporation	0.05	9,951	0.05	9,105	*Marubeni Corporation*
PT Inkoasku	0.05	9,715	0.06	11,213	*PT Inkoasku*
Izumi Industrial, Ltd.	0.04	7,551	0.21	37,044	*Izumi Industrial, Ltd.*
PT Fuji Technica Indonesia	0.04	7,656	0.02	3,873	*PT Fuji Technica Indonesia*
PT NHK Gasket Indonesia	0.04	6,867	0.05	9,402	*PT NHK Gasket Indonesia*
Daido Kogyo Co., Ltd.	0.04	6,685	0.02	3,638	*Daido Kogyo Co., Ltd.*
Itochu Corporation	0.02	5,629	0.13	22,372	*Itochu Corporation*
PT Suryaraya Ruberindo Industries	0.02	3,929	0.03	5,919	*PT Suryaraya Ruberindo Industries*
PT Federal Nittan Industries	0.01	1,963	0.19	33,617	*PT Federal Nittan Industries*
Keihin Seimitsu Kogyo Co, Ltd.	0.01	1,531	0.01	2,631	*Keihin Seimitsu Kogyo Co, Ltd.*
PT Federal Izumi Mfg.	0.00	803	0.01	2,253	*PT Federal Izumi Mfg.*
PT Showa Indonesia Mfg.	0.00	13	0.02	3,330	*PT Showa Indonesia Mfg.*
PT Steel Center Indonesia	-	-	0.07	12,941	*PT Steel Center Indonesia*
PT SKF Indonesia	-	-	0.06	10,966	*PT SKF Indonesia*
Aisin Chemical Co., Ltd.	-	-	0.05	8,271	*Aisin Chemical Co., Ltd.*
PT Dharma Satya Nusantara	-	-	0.01	1,561	*PT Dharma Satya Nusantara*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.01	2,312	0.01	1,372	*Others (below Rp 1 billion each)*
Total Pembelian	48.71	8,985,640	48.05	8,556,698	*Total Purchases*

* % terhadap jumlah beban pokok penghasilan

* *% of total cost of revenues*

Pembelian barang dari pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis).*

Purchases of goods from related parties are on an arm's length basis.

d. Pendapatan dan beban lain-lain

d. Other income and charges

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan berbagai perusahaan asing yang mempunyai hubungan istimewa. Jumlah biaya royalti yang dibebankan ke dalam usaha berjumlah Rp 91,46 miliar pada tahun 2003 dan Rp 140,99 miliar pada tahun 2002 (lihat Catatan 27d).

Certain subsidiaries have various licensing, technical assistance, royalty and trade mark agreements with various related foreign companies. Royalty expenses charged to operations amounted to Rp 91.46 billion in 2003 and Rp 140.99 billion in 2002 (refer to Note 27d).

Sesuai dengan perjanjian yang dirinci pada Catatan 27b, Perseroan membayar denda kepada PT Pandu Dian Pertiwi ("PDP"), yang sudah tidak merupakan pihak yang mempunyai hubungan istimewa, yang dibebankan pada periode yang berakhir pada tanggal 30 September 2003, sejumlah US$ 2,5 juta (2002: US$ 2,5 juta).

Pursuant to the agreement detailed in Note 27b, the Company paid penalty to PT Pandu Dian Pertiwi ("PDP"), which ceased to be a related party, and charged for the period ended by 30 September 2003, an amount of US$ 2.5 million (2002: US$ 2.5 million).

(Expressed in millions of Rupiah)

e. Piutang usaha

e. Trade receivables

Piutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade receivables from related parties are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	51,853	26,898	*PT Astra Honda Motor*
PT Toyota Motor Manufacturing Indonesia	35,763	-	*PT Toyota Motor Manufacturing Indonesia*
PT Astra Daihatsu Motor	10,654	11,160	*PT Astra Daihatsu Motor*
PT Mesin Isuzu Indonesia	6,298	4,576	*PT Mesin Isuzu Indonesia*
Cambodia Astra Motor Ltd.	4,795	4,795	*Cambodia Astra Motor Ltd.*
PT Adira Dinamika Mobilindo	3,861	14,957	*PT Adira Dinamika Mobilindo*
PT Showa Indonesia Mfg.	3,451	1,793	*PT Showa Indonesia Mfg.*
PT United Tractors Tbk	2,427	477	*PT United Tractors Tbk*
PT Pamapersada Nusantara	2,092	82	*PT Pamapersada Nusantara*
Myanmar Astra Chinte Motor Ltd.	1,656	1,656	*Myanmar Astra Chinte Motor Ltd.*
PT Kayaba Indonesia	903	1,043	*PT Kayaba Indonesia*
PT Tri Dharma Wisesa	414	1,139	*PT Kayaba Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	3,094	2,344	*Others (below Rp 1 billion each)*
	127,261	70,920	
Mata uang asing:			*Foreign currencies:*
Isuzu Motor Asia Ltd.	22,022	19,127	*Isuzu Motor Asia Ltd.*
PT Astra Daihatsu Motor	1,173	689	*PT Astra Daihatsu Motor*
PT Astra Honda Motor	702	1,972	*PT Astra Honda Motor*
Toyota Motor Asia Pacific, Pte., Ltd.	-	89,425	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	-	29,511	*Toyota Motor Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,061	1,653	*Others (below Rp 1 billion each)*
	24,958	142,377	
Jumlah	152,219	213,297	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(6,451)	(6,451)	*Provision for doubtful accounts*
	145,768	206,846	

(Expressed in millions of Rupiah)

f. Piutang lain-lain

f. Other receivables

Piutang lain-lain dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other receivables from related parties are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra CMG Life	18,709	9,231	*PT Astra CMG Life*
PT GE Finance Indonesia	13,059	-	*PT GE Finance Indonesia*
PT Badhra Primasatya	5,094	-	*PT Badhra Primasatya*
PT Astra Honda Motor	5,137	33,566	*PT Astra Honda Motor*
PT Bina Pertiwi	4,035	3,900	*PT Bina Pertiwi*
PT Astra Daihatsu Motor	1,767	3,799	*PT Astra Daihatsu Motor*
PT Tri Dharma Wisesa	13	1,383	*PT Tri Dharma Wisesa*
Lain-lain (masing-masing di bawah Rp 1 miliar)	1,070	3,290	*Others (below Rp 1 billion each)*
	48,884	55,169	
Mata uang asing:			*Foreign currencies:*
PT Fuji Technica Indonesia	53,440	60,720	*PT Fuji Technica Indonesia*
Cambodia Astra Motor Ltd.	6,873	7,386	*Cambodia Astra Motor Ltd.*
Myanmar Astra Chinte Motor Ltd.	4,767	5,123	*Myanmar Astra Chinte Motor Ltd.*
PT Mesin Isuzu Indonesia	1,287	18,249	*PT Mesin Isuzu Indonesia*
Sunray Pte., Ltd.	-	10,017	*Sunray Pte., Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	340	1,423	*Others (below Rp 1 billion each)*
	66,707	102,918	
Jumlah	115,591	158,087	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(28,240)	(29,136)	*Provision for doubtful accounts*
	87,351	128,951	

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kemungkinan kerugian atas tidak tertagihnya piutang pihak yang mempunyai hubungan istimewa.

Management believes that the provision for doubtful accounts is adequate to cover possible losses from non-collection of receivables from related parties.

Kecuali piutang dari PT Bina Pertiwi, semua piutang lain-lain tidak dibebankan bunga. Piutang dari PT Bina Pertiwi dibebankan bunga sebesar 13,5% per tahun.

Except for the receivable from PT Bina Pertiwi, all other receivables are non-interest bearing. The receivable from PT Bina Pertiwi is subject to interest at 13.5% per annum.

g. Piutang karyawan

g. Loans to officers and employees

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga, untuk pembelian rumah dan kendaraan bermotor kepada karyawannya. Pada tanggal 30 September 2003 dan 2002, saldo pinjaman tersebut masing-masing berjumlah Rp 192,95 miliar dan Rp 228,26 miliar.

The Company and certain subsidiaries granted housing and vehicle loans to their officers and employees, which are generally non-interest bearing. As at 30 September 2003 and 2002, outstanding balances of these loans amounted to Rp 192.95 billion and Rp 228.26 billion respectively.

(Expressed in millions of Rupiah)

h. Hutang usaha / ***h. Trade payables***

Hutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Related party trade payables are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	513,814	443,813	*PT Astra Honda Motor*
PT Toyota Motor Manufacturing Indonesia	248,671	-	*PT Toyota Motor Manufacturing Indonesia*
PT Astra Daihatsu Motor	54,566	46,664	*PT Astra Daihatsu Motor*
PT Denso Indonesia Corporation	45,150	56,905	*PT Denso Indonesia Corporation*
PT GS Battery Inc.	44,528	87,522	*PT GS Battery Inc.*
PT Century Batteries Indonesia Ltd.	17,709	17,144	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	16,451	27,681	*PT Kayaba Indonesia*
PT Gemala Kempa Daya	4,161	1,355	*PT Gemala Kempa Daya*
PT United Tractors Tbk	3,965	3,230	*PT United Tractors Tbk*
PT Tri Dharma Wisesa	3,851	5,227	*PT Tri Dharma Wisesa*
PT Aisin Takaoka Indonesia	3,316	3,000	*PT Aisin Takaoka Indonesia*
PT Inti Ganda Perdana	2,890	3,759	*PT Inti Ganda Perdana*
PT Mesin Isuzu Indonesia	2,586	30,379	*PT Mesin Isuzu Indonesia*
PT Daikin Clutch Indonesia	2,003	3,054	*PT Daikin Clutch Indonesia*
PT Palingda Nasional	1,861	584	*PT Palingda Nasional*
PT NHK Gasket Indonesia	1,144	1,759	*PT NHK Gasket Indonesia*
PT Suryaraya Rubberindo Industries	1,002	838	*PT Suryaraya Rubberindo Industries*
PT Wahana Eka Paramitra	870	1,549	*PT Wahana Eka Paramitra*
PT Sugity Creatives	515	1,955	*PT Sugity Creatives*
PT Fuji Technica Indonesia	261	1,067	*PT Fuji Technica Indonesia*
PT Abadi Berindo Autorech	-	51,239	*PT Abadi Berindo Autorech*
PT Nusa Toyotetsu Corporation	-	14,370	*PT Nusa Toyotetsu Corporation*
PT Chuhatsu Indonesia	-	2,330	*PT Chuhatsu Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,386	4,897	*Others (below Rp 1 billion each)*
	970,700	810,321	
Mata uang asing:			*Foreign currencies:*
PT Mesin Isuzu Indonesia	101,523	140,826	*PT Mesin Isuzu Indonesia*
Toyota Motor Asia Pacific, Pte., Ltd.	53,118	74,204	*Toyota Motor Asia Pacific, Pte., Ltd.*
Aisin Seiki Co., Ltd.	45,434	-	*Aisin Seiki Co., Ltd.*
PT Century Batteries Indonesia Ltd.	20,240	14,640	*PT Century Batteries Indonesia Ltd.*
PT GS Battery Inc.	14,729	-	*PT GS Battery Inc.*
Isuzu Motors Asia Ltd.	7,392	6,002	*Isuzu Motors Asia Ltd.*
Daido Steel Co., Ltd	4,698	-	*Daido Steel Co., Ltd.*
Daido Kogyo Co., Ltd	4,184	-	*Daido Kogyo Co., Ltd.*
Itochu Corporation	3,736	2,368	*Itochu Corporation*
Toyota Motor Corporation	3,674	275,321	*Toyota Motor Corporation*
Izumi Industries Ltd.	3,590	-	*Izumi Industries Ltd.*
Isuzu Motors Ltd.	1,410	885	*Isuzu Motors Ltd.*
Aisin Chemical Co., Ltd.	1,388	-	*Aisin Chemical Co., Ltd.*

(Expressed in millions of Rupiah)

	2003	2002	
Keihin Seimitsu Kogyo Co., Ltd.	1,122	-	*Keihin Seimitsu Kogyo Co., Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	25	238	*Others (below Rp 1 billion each)*
	266,263	514,484	
	1,236,963	1,324,805	

i. Hutang lain-lain

i. Other payables

Hutang lain-lain pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other payables to related parties are as follows:

	2003	2002	
Rupiah :			*Rupiah :*
PT GE Finance Indonesia	7,135	-	*PT GE Finance Indonesia*
Itochu Corporation	-	3,631	*Itochu Corporation*
Isuzu Motor Ltd.	-	1,427	*Isuzu Motor Ltd.*
PT SKF Indonesia	-	2,609	*PT SKF Indonesia*
PT Pantja Niaga	-	1,155	*PT Pantja Niaga*
Lain-lain (masing-masing dibawah Rp 1 miliar)	744	1,188	*Others (below Rp 1 billion each)*
	7,879	10,010	
Mata uang asing:			*Foreign currencies:*
Toyota Motor Corporation	292,050	-	*Toyota Motor Corporation*
Sunray Pte., Ltd.	11,178	11,604	*Sunray Pte., Ltd.*
PT Keihin Seimitsu Kogyo Co., Ltd.	9,078	9,030	*PT Keihin Seimitsu Kogyo Co., Ltd.*
PT Fuji Technica Indonesia	2,277	3,670	*PT Fuji Technica Indonesia*
	314,583	24,304	
	322,462	34,314	

Hutang lain-lain dari pihak yang mempunyai hubungan istimewa tidak dikenakan bunga.

Other payables to related parties are non-interest bearing.

j. Hutang bank dan lain-lain jangka panjang

j. Long-term bank and other loans

Lihat Catatan 16c mengenai pinjaman dari pihak yang mempunyai hubungan istimewa.

Refer to Note 16c for loans from related parties.

26. LABA BERSIH PER SAHAM

26. NET EARNINGS PER SHARE

Laba per saham dasar dihitung dengan membagi laba bersih kepada pemegang saham dengan rata-rata tertimbang jumlah saham biasa yang beredar pada periode bersangkutan.

Basic earnings per share are calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2003	2002*	
Laba bersih kepada pemegang saham	3,695,604	2,879,076	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,016,818	2,583,665	*Weighted average number of ordinary shares outstanding (in thousands)*
Penyesuaian untuk rights dan opsi saham atas penerbitan rights (dalam ribuan)	-	960,354	*Adjustment for rights and stock options* for *rights issue (in thousand)*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyajian kembali untuk penerbitan *rights* (lihat Catatan 1)	4,016,818	3,544,019	*Weighted average number of ordinary shares outstanding (in thousands) restated for rights issue (refer to Note 1)*
Laba per saham dasar (Rupiah penuh) setelah penyajian kembali untuk penerbitan *rights*	920	812	*Basic earnings per share (full Rupiah) restated for rights issue*

* Disajikan kembali

*Restated **

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar disesuaikan untuk konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif: *rights* dan opsi saham.

In the diluted earnings per share calculation, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares: rights and stock options.

Perhitungan dilakukan untuk *rights* dan opsi saham untuk menentukan jumlah saham yang dapat diperoleh pada harga pasar (rata-rata harga saham Perseroan selama periode yang bersangkutan) berdasarkan nilai moneter atas hak yang melekat pada *rights* dan opsi saham untuk menentukan unsur bonus. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company during the period) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

	2003	2002*	
Laba kepada pemegang saham	3,695,604	2,879,076	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyajian kembali untuk penerbitan *rights*	4,016,818	3,544,019	*Weighted average number of ordinary shares outstanding (in thousands) restated for rights issue*
Penyesuaian untuk *rights* dan opsi saham (dalam ribuan)	20,115	33,785	*Adjustment for rights and stock options (in thousands)*

	2003	2002*	
Rata-rata tertimbang jumlah saham biasa untuk perhitungan laba bersih per saham dilusian (dalam ribuan)	4,036,933	3,577,804	*Weighted average number of ordinary shares for diluted earnings per share (in thousands)*
Laba per saham dilusian (Rupiah penuh) setelah penyajian kembali untuk penerbitan *rights*	915	805	*Diluted earnings per share (full Rupiah) restated for rights issue*

* Disajikan kembali

Restated *

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI

Perseroan dan anak perusahaan memiliki perjanjian, ikatan dan kewajiban kontinjensi penting per tanggal 30 September 2003 sebagai berikut:

a. Perjanjian penjaminan perusahaan

1. Penjaminan Perusahaan

PT Astra Multi Finance ("AMF")

Marubeni Corporation dan Itochu Corporation ("Penjamin") adalah pihak-pihak yang menjamin pinjaman AMF pada tahun 1991. Pada tahun 1998, Perseroan menandatangani perjanjian dengan para penjamin dimana dalam perjanjian tersebut disepakati bahwa Perseroan akan bertanggung jawab secara proporsional atas setiap pembayaran yang dilakukan oleh para Penjamin.

Pada tahun 1999, pinjaman-pinjaman ini di *re-finance*, dengan perjanjian lanjutan yang ditandatangani oleh Perseroan dan para penjamin dimana syarat-syarat dari perjanjian pada tahun 1998 tetap berlaku. Saldo pinjaman yang terkait pada tanggal 30 September 2003 dan 2002 masing-masing sebesar US$ 24 juta dan US$ 30 juta (lihat Catatan 16c).

27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES

The Company and subsidiaries have, or had during the period, the following significant outstanding agreements, commitments and contingencies as at 30 September 2003:

a. Corporate guarantees

1. Corporate Guarantees

PT Astra Multi Finance ("AMF")

Marubeni Corporation and Itochu Corporation (the "Guarantors") are parties to a guarantee for loans taken out by AMF in 1991. In 1998, the Company entered into an agreement with the Guarantors under which the Company will share proportionally with the Guarantors any payments called on them.

In 1999, these loans were refinanced, with a further agreement executed between the Company and the Guarantors so that the terms and conditions of the 1998 agreement remain unchanged. The balance of the underlying loans as at 30 September 2003 and 2002 are US$ 24 million and US$ 30 million respectively (refer to Note 16c).

(Expressed in millions of Rupiah)

2. Fasilitas kredit

Anak perusahaan tertentu mengeluarkan jaminan perusahaan untuk fasilitas kredit yang diperoleh anak perusahaan lainnya dan perusahaan asosiasi tertentu yang mencakup pinjaman sejumlah Rp 207,51 miliar per tanggal 30 September 2003 dan US$ 1,56 juta dan Rp 339,96 miliar per tanggal 30 September 2002.

Perseroan dan anak perusahaan tertentu juga mengeluarkan *"Letter of Comfort"* dan *"Letter of Awareness"* untuk fasilitas pinjaman yang diperoleh anak perusahaan dan perusahaan asosiasi lainnya. Perseroan menyerahkan Surat Kesanggupan (*"Letter of Comfort"*) kepada PT Bank Bukopin, PT Bank Yudha Bhakti dan PT Bank Bumiputera Tbk sebesar Rp 31,5 miliar sehubungan dengan permohonan kredit Koperasi Karyawan Astra.

2. Credit facilities

Certain subsidiaries have issued corporate guarantees for credit facilities obtained by other subsidiaries and certain associated companies involving outstanding loans amounting to Rp 207.51 billion as at 30 September 2003 and US$ 1.56 million and Rp 339.96 billion as at 30 September 2002.

The Company and certain subsidiaries also issued Letters of Comfort and Letters of Awareness for credit facilities obtained by other subsidiaries and associated companies. The Company has submitted Letters of Comfort to PT Bank Bukopin and PT Bank Yudha Bhakti and PT Bank Bumiputera amounting to Rp 31.5 billion in respect of loan proposal of Koperasi Karyawan Astra.

b. Perjanjian penjualan dan pembelian saham

Pada tanggal 22 Desember 1995, Perseroan melakukan Perjanjian Penjualan dan Pembelian Saham ("PPPS") dengan PDP dimana PDP mempunyai opsi untuk menjual sahamnya di PT Astra Agro Niaga (sekarang PT Astra Agro Lestari Tbk, "AAL"), anak perusahaan, kepada Perseroan dengan harga sebesar US$ 50 juta ("Harga"). Opsi tersebut harus dilaksanakan selama periode yang dimulai 15 Nopember 2000 sampai dengan 15 Desember 2000.

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut untuk periode sampai dengan tanggal 15 Juni 2004, sesuai dengan Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian saham tersebut. Sebagai kompensasi atas persetujuan untuk menangguhkan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah memberikan prioritas kepada Perseroan untuk melaksanakan pembeliannya. Perseroan dan PDP

b. Agreement to sell and purchase shares

On 22 December 1995, the Company entered into an Agreement to Sell and Purchase Shares ("ASPS") with PDP, whereby the letter was granted the option to sell its shares in PT Astra Agro Niaga (now PT Astra Agro Lestari Tbk, "AAL"), a subsidiary of the Company, to the Company for a total price of US$ 50 million ("Price"). The option exercise period was 15 November 2000 up to 15 December 2000.

On 5 December 2000, PDP elected to exercise its option to sell the shares. On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual penalty to PDP amounting to 10% of the Price.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after giving priority to the Company to purchase the shares. In addition, the Company and PDP also signed a Side Letter

(Expressed in millions of Rupiah)

juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga sesuai dengan Penyelesaian jika PDP mengurangi nilai pokok pinjamannya yang terutang dalam perjanjian pinjaman PDP dengan pihak ketiga. Saham-saham AAL terkait dengan PPPS saat ini digunakan sebagai jaminan untuk pinjaman tersebut.

whereby both parties agreed to reduce the number of shares and the Price subject to the Settlement if PDP reduces the principal amount outstanding under a PDP loan agreement with a third party. The AAL shares subject to the ASPS are currently used as collateral for this loan.

PDP dan anak perusahaannya, PT Artimas Kencana Murni ("AKM"), juga mengeluarkan *"Letter of Undertaking"* pada tanggal 19 Desember 2000, dimana PDP dan AKM menyetujui bahwa jika PDP memiliki kelebihan dana, setelah membayar kewajibannya kepada pihak ketiga, maka PDP akan:

- Membayar kembali kepada Perseroan atas seluruh denda yang telah dibayarkan kepada PDP; dan
- Sesuai permintaan Perseroan, segera membeli kembali seluruh saham yang telah dibeli oleh Perseroan dengan harga yang sama dengan yang dibayarkan Perseroan.

PDP and its subsidiary, PT Artimas Kencana Murni ("AKM"), also issued a "Letter of Undertaking" on 19 December 2000 whereby PDP and AKM undertake that should PDP have excess funds, after repaying its loans to a third party, PDP will:

- *Repay to the Company all penalty amounts paid to PDP; and*
- *Upon the Company's request, immediately buy back the shares purchased by the Company at the same price paid by the Company.*

Sebelumnya, pada tanggal 21 Desember 1995, Perseroan melakukan Perjanjian Pembelian Saham ("PPS") dengan Giraffe International Limited ("Giraffe") dimana Perseroan setuju untuk bertindak sebagai perantara/komisioner bagi Giraffe untuk mengakuisisi AAL dari PDP. Berdasarkan PPS, Giraffe memiliki komitmen untuk menyediakan dana sebesar US$ 50 juta kepada Perseroan untuk membeli saham dari PDP. Giraffe juga setuju untuk membayar jasa perantara sejumlah US$ 500.000 kepada Perseroan, yang terhutang pada saat pembelian saham, dan menggantikan semua biaya yang terjadi sehubungan dengan pembelian saham tersebut.

Previously, on 21 December 1995, the Company entered into an Agreement to Purchase Shares ("APS") with Giraffe International Limited ("Giraffe"). Under the APS, the Company agreed to act as a "Commissionaire" for Giraffe to acquire shares in subsidiary AAL from PDP. Pursuant to the APS, Giraffe has irrevocably committed itself to provide the Company US$ 50 million to fund the purchase of the shares. In addition, Giraffe also agreed to pay the Company, for acting as Commissionaire, a fee of US$ 500,000, payable upon the purchase of the shares, and to reimburse the Company for all other expenses incurred in connection with the purchase of the shares.

Karena adanya ketidakpastian atas kemampuan Giraffe untuk membeli saham, manajemen Perseroan membuat penyisihan atas kemungkinan kerugian yang timbul dari transaksi ini sejak tahun 1999. Penyisihan tersebut dihitung berdasarkan harga pasar saham dan kurs US$ pada tanggal neraca. Pada tanggal 30 September 2003, jumlah penyisihan diestimasi sebesar Rp 230,49 miliar (30 September 2002: Rp 309,30 miliar).

Due to the uncertainty of the ability of Giraffe to purchase the shares, management has provided for the potential loss arising from this transaction since 1999. The provision is based on the market price of the share and the exchange rate of US$ prevailing on the balance sheet date. The amount of the provision as at 30 September 2003 is Rp 230.49 billion (30 September 2002: Rp 309.30 billion).

Dengan diangkatnya Edwin Soeryadjaya ("ES") sebagai Komisaris Perseroan pada tanggal 30 Mei 2000 maka PDP dan AKM, yang dikelola dan dimiliki oleh ES, merupakan pihak yang mempunyai hubungan istimewa.

With the appointment of Edwin Soeryadjaya ("ES") as a Commissioner of the Company on 30 May 2000, PDP and AKM, of which ES is a director and majority shareholder, became related parties.

(Expressed in millions of Rupiah)

Pada RUPS tahunan Perseroan yang diselenggarakan pada tanggal 25 Juni 2002, terjadi perubahan susunan Direksi dan Komisaris Perseroan, dimana ES tidak lagi menjabat sebagai komisaris Perseroan efektif sejak berakhirnya RUPS tersebut.

Lihat Catatan 16a sehubungan pembiayaan yang disetujui di muka atas kewajiban tersebut diatas dalam restrukturisasi hutang tahun 2002.

Changes in the Company's Board of Directors and Board of Commissioners approved by the Annual General Meeting of Shareholders on 25 June 2002 resulted in ES no longer being a Commissioner of the Company, with immediate effect.

Refer to Note 16a in relation to new debt to fund above mentioned obligation as agreed under the 2002 Debt Restructuring.

c. Program penjaminan dan rekapitalisasi

Sehubungan dengan Program Penjaminan dan Rekapitalisasi Bank yang diselenggarakan oleh pihak Pemerintah Indonesia, Perseroan, sebagai pemegang saham kendali pada PT Bank Universal Tbk ("BU") pada saat itu :

1. Menyerahkan Surat Pernyataan yang ditujukan kepada Bank Indonesia pada tahun 1998 yang menyatakan bahwa:
    - Perseroan bersedia memberikan kontra jaminan *(cross guarantee)* apabila diperlukan atau diminta oleh Badan Penyehatan Perbankan Nasional ("BPPN"); dan
    - Perseroan bertanggung jawab terhadap setiap kelalaian dan perbuatan melanggar hukum yang dilakukan oleh Perseroan sehubungan dengan BU.
2. Berpartisipasi dalam Program Rekapitalisasi BU dan menyediakan dana sebesar Rp 489,79 miliar atau setara dengan 3.599.830.494 saham. Pemerintah Indonesia dan pemegang saham lainnya menyediakan Rp 4,57 triliun atau setara dengan 33.612.150.312 saham untuk meningkatkan modal BU. Persyaratan mengenai rekapitalisasi BU dituangkan dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha antara Perseroan, BU dan BPPN pada tahun 1999. Isi perjanjian tersebut menetapkan antara lain untuk menerbitkan saham tambahan, menciptakan manajemen yang terpercaya, pengalihan dan pemulihan aktiva, menjual saham yang dimiliki oleh pemegang saham kendali dan pemerintah, serta menetapkan persyaratan dan jangka waktu atas obligasi yang diterbitkan oleh Pemerintah.

c. Guarantee and recapitalisation program

In connection with the Indonesian Government's Guarantee Program and Bank Recapitalisation Program, when it was the majority shareholder of PT Bank Universal Tbk ("BU"), the Company:

1. *Submitted a Letter to Bank Indonesia in 1998, which indicated that:*
    - *The Company would grant a cross guarantee when it is requested to by The Indonesian Banking Restructuring Agency ("IBRA"); and*
    - *The Company would be responsible for any negligence and breach of laws that it commits in relation to BU.*
2. *Participated in the recapitalisation program for BU and contributed Rp 489.79 billion or the equivalent of 3,599,830,494 shares. The Indonesian Government and other shareholders contributed Rp 4.57 trillion or the equivalent of 33,612,150,312 shares to increase BU's capital. The recapitalisation arrangements of BU are covered under the Investments, Management and Performance Agreement, entered into between the Company, BU and IBRA in 1999. The agreement includes provisions related to the issuance of additional shares, corporate governance, transfer and recovery of assets, divestment of shares held by majority shareholders and the Government, and terms and conditions of the bonds issued by the Government.*

(Expressed in millions of Rupiah)

Perseroan juga menjadi bagian dari perjanjian mengenai pelunasan pinjaman pihak terafiliasi dan perjanjian mengenai pelunasan tagihan antar bank, keduanya ditandatangani sebagai bagian dari dokumen dalam Program Rekapitalisasi. Dalam perjanjian-perjanjian ini, Perseroan wajib untuk:

1. Membayar kembali pelunasan pinjaman pihak terafiliasi tertentu yang diterbitkan oleh BU sejalan dengan rencana kinerja usaha BU yang telah dilaporkan sebagai bagian dari Program Rekapitalisasi;
2. Membayar kembali seluruh keringanan-keringanan dalam penyelesaian kredit, yang diberikan oleh BU dalam kurun waktu 12 bulan sebelum tanggal review atas rekapitalisasi bank, kepada pihak-pihak terafiliasi dan pihak tidak terafiliasi yang menurut penilaian BPPN diberikan tidak berdasarkan prinsip-prinsip yang wajar; dan
3. Membayar kembali ke Pemerintah tagihan antar bank yang ditagih kepada BU, yang timbul dari transaksi-transaksi yang melibatkan pihak terkait BU dan transaksi-transaksi yang dilakukan oleh BU yang melanggar ketentuan-ketentuan yang berlaku dan transaksi-transaksi tersebut disetujui oleh Pemegang Saham Pengendali atau pihak-pihak yang terkait BU.

Pada tanggal 27 September 2002, dalam Rapat Umum Pemegang Saham Luar Biasa BU, sebagaimana tercantum dalam Akta No. 68 Notaris Benny Kristianto, pemegang saham menyetujui merger BU dengan PT Bank Bali Tbk, PT Bank Prima Express, PT Bank Artamedia dan PT Bank Patriot dan berganti nama menjadi PT Bank Permata Tbk ("BP"). Setelah merger, kepemilikan Perseroan pada BP terdilusi menjadi 0,72%.

Bank Indonesia (BI), dalam suratnya kepada BP tertanggal 18 Februari 2003, menyatakan bahwa Perseroan bukan merupakan pihak terkait dengan BP, sebagaimana diatur dalam peraturan perbankan, karena persentase kepemilikan Perseroan atas saham BP di bawah 10%.

Melalui surat Badan Penyehatan Perbankan Nasional (BPPN) tanggal 28 Maret 2003, Perseroan dinyatakan tidak terikat lagi dengan klausula kewajiban dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha (Investment, Management and Performance Agreement/ "IMPA"), berdasarkan pertimbangan-pertimbangan sebagai berikut:

- Saat IMPA disusun, Perseroan masih memiliki 94,99% saham ex-BU dan berdasarkan BI, Perseroan saat itu adalah pihak terafiliasi dengan ex-BU sehingga kewajiban pemegang saham pengendali

The Company is also party to agreements relating to the settlement of affiliated loans and the settlement of interbank claims, which were entered into as part of the Recapitalisation Program. Under these agreements, the Company has agreed to:

1. *Ensure that certain affiliated loans made by BU are settled in accordance with the performance plan of BU submitted as part of the Recapitalisation Program;*
2. *Settle any "concessions" (i.e. discounts, etc.) given by BU to related parties and to non-related parties that are deemed unacceptable by IBRA where any such concessions were given within 12 months preceding the date of the bank recapitalisation reviews; and*
3. *Repay to the Government any inter-bank amounts claimed from BU which arise from transactions involving related parties of BU or transactions involving other parties that were entered into on other than arm's length terms and which were approved by the Company or their related parties.*

On 27 September 2002, in an Extraordinary General Meeting of Shareholders of BU, as notarised in Notarial Deed No. 68 of Benny Kristianto, the shareholders agreed to the merger of BU with PT Bank Bali Tbk., PT Bank Prima Express, PT Bank Artamedia, and PT Bank Patriot under the new name of PT Bank Permata Tbk ("BP"). After the merger, the Company's investment in BP was diluted to 0.72%.

Bank Indonesia (BI), in its letter to BP dated 18 February 2003, stated that the Company is not a related party of BP, as prescribed by the banking regulations, as the Company's investment in BP is below 10%.

Based on Indonesian Banking Restructuring Agency's (IBRA) letter dated 28 Maret 2003, the Company is no longer bound by the provisions under the Investment, Management and Performance Agreement or IMPA, for the following reasons :

- *When IMPA was drafted, the Company still owned 94.99% of ex-BU shares, and according to Bank Indonesia, the Company, at that time, was still an affiliated party of ex-BU, therefore the obligation of a*

(Expressed in millions of Rupiah)

diberlakukan dalam IMPA, sedangkan kondisi saat ini adalah BI telah menyatakan Perseroan bukan merupakan pihak terafiliasi dari BP.

- Kredit Grup Astra tidak termasuk dalam kategori pelampauan BMPK di BP

controlling shareholders under IMPA applied; current conditions, however, Bank Indonesia stated that the Company is not an affiliated party to BP.

- *Astra group's debt is not included in BP's over legal lending limit.*

d. Perjanjian lisensi, bantuan teknis, royalti dan merek dagang

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan para pemberi lisensi berikut:

- Metalart Corporation Japan
- Aisin Seiki Co., Ltd.
- Kawasaki Industrial Co., Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Ltd.
- Automobiles Peugeot
- Toyota Motor Corporation*

* Sudah tidak terikat perjanjian royalti per 30 September 2003 (lihat Catatan 3c)

Lihat Catatan 25d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

d. Licensing, technical assistance, royalty and trademark agreements

Certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements with the following licensors:

- Daido Amistar Co., Ltd.
- Aisin Chemical Co., Ltd.
- Kyoto Tools Co., Ltd.
- Nissan Diesel Motor Co., Ltd.
- Toyoda Gosei Co., Ltd.
- Izumi Industries Ltd.

** There is no royalty agreement as of 30 September 2003 (refer to Note 3c)*

Refer to Note 25d for the amount of royalty fees charged to consolidated statements of income.

e. Perjanjian distributor, *reseller* dan system *integrator*

Berdasarkan perjanjian distributor, *reseller* dan perjanjian *system integrator*, anak perusahaan tertentu ditunjuk sebagai distributor, *reseller* dan *system integrator* di Indonesia atas produk-produk dari pemberi lisensi. Berikut adalah pemberi lisensi utama:

e. Distributorship, reseller and system integrator agreements

Under their existing distributorship, reseller and system integrator agreements, certain subsidiaries have been appointed distributors, resellers and system integrators in Indonesia for the products of the licensors. Below are the main licensors:

- Fuji Xerox Co., Ltd., Japan
  (Distributor Tunggal/*Exclusive Distributor*)

f. Perjanjian usaha bersama *(joint operations)*

PT Intertel Nusaperdana dan PT Astratel Nusantara (keduanya merupakan anak perusahaan) mempunyai pemilikan masing-masing 70% dan 30% pada sebuah konsorsium yang dikenal sebagai "Konsorsium Intertel Astratel (Konsorsium)" yang membangun fasilitas telekomunikasi (paket I PBH-2) berdasarkan Pola Bagi Hasil dengan Telkom.

f. Joint operation agreements

PT Intertel Nusaperdana and PT Astratel Nusantara (both subsidiaries of the Company) have 70% and 30% equity interest respectively in a consortium known as "Konsorsium Intertel Astratel (Konsorsium)", which constructs telecommunication facilities (known as PBH-2 Package I) under a Revenue Sharing Program with Telkom.

(Expressed in millions of Rupiah)

Berdasarkan Perjanjian Pola Bagi Hasil antara Konsorsium dan Telkom, Telkom akan mengoperasikan fasilitas telekomunikasi tersebut selama jangka waktu pola bagi hasil, yaitu selama 11 tahun yang akan berakhir hingga tanggal 28 Februari 2005. Setelah periode berakhir, kepemilikan atas fasilitas tersebut akan langsung beralih kepada Telkom.

Based on the Revenue Sharing Program Agreement, Telkom will operate the facility over the revenue-sharing period of 11 years, which expires on 28 February 2005. Upon the expiration of the revenue sharing period, the ownership over the facilities shall be automatically transferred to Telkom.

Konsorsium akan menerima penghasilan tetap sebagaimana yang tertera pada amandemen Perjanjian Pola Bagi Hasil.

The revenue of the Konsorsium is fixed as specified in the amendment to the Revenue Sharing Program Agreement.

g. Proyek plasma

Sesuai dengan kebijakan Pemerintah Indonesia, hak guna usaha tertentu untuk perkebunan diberikan apabila pengembang bersedia mengembangkan areal perkebunan untuk petani plasma lokal, disamping mengembangkan perkebunan miliknya sendiri. Pengembangan plasma ini didanai dengan kredit investasi dari bank, yang disalurkan kepada pengembang pada masa penanaman (termasuk masa persiapan sampai dengan periode sebelum tanaman menghasilkan). Perkebunan plasma akan dialihkan kepada petani plasma pada saat perkebunan mulai menghasilkan, dimana petani plasma berkewajiban menjual hasil panennya kepada pengembang (anak perusahaan) dan mencicil kredit investasi tersebut dengan cara pemotongan dari hasil penjualannya. Sehubungan dengan hal tersebut, anak perusahaan tertentu dari AAL mempunyai beberapa perjanjian dengan Pemerintah dan asosiasi petani lokal serta koperasi untuk membangun proyek plasma.

Akumulasi nilai konversi perkebunan plasma sampai dengan tanggal 30 September 2003 adalah sebesar Rp 153,63 miliar (2002: Rp 115,60 miliar). Jumlah ini merupakan pinjaman petani plasma ke bank pada saat konversi kebun plasma, yang mana sebagian dari pinjaman ini telah dilunasi secara angsuran melalui pemotongan dari penjualan hasil panen ke pengembang (anak perusahaan).

Fasilitas kredit investasi dijamin dengan perkebunan plasma dan aktiva lain yang terkait, jaminan dari perusahaan afiliasi, jaminan pribadi serta penyertaan saham anak perusahaan. Anak perusahaan juga menyatakan kesanggupan ikut serta mengadministrasikan pengembalian kredit yang diperoleh dari petani plasma dan menjamin pengembalian kredit petani plasma yang berasal dari kredit investasi kebun plasma.

g. Plasma projects

In accordance with Indonesian Government policy, land rights for plantations are granted upon the grower's agreement to develop areas for local plasma farmers, in addition to developing their own plantations. Plasma development is funded by bank loans (investment credit facilities), which are granted to the grower at the cultivation stage (inclusive of preparatory stage and the growing period of the crops). Upon maturity of the plantations, the plasma plantations are transferred to the plasma farmers, who are obliged to sell their harvest to the grower (subsidiaries) and repay the investment credit loans via deductions from sales proceeds. In this respect, the certain subsidiaries of AAL entered into agreements with the Government and local farmers associations and cooperatives to develop plasma projects.

The amount of accumulated conversion value of converted plasma plantations as at 30 September 2003 is Rp 153.63 billion (2002: Rp 115.60 billion). This amount represents plasma farmers' loans to the bank at conversion of the plasma plantations, a portion of which has been repaid gradually by offsetting with sales proceeds to the developer (subsidiary).

The investment credit facilities are secured by the plasma plantations and all the related assets, corporate guarantees from affiliates, personal guarantees and the subsidiaries' investments in shares of stock. The subsidiaries also commit to administer loan repayments obtained from plasma farmers and to guarantee the plasma farmers' loan repayments.

(Expressed in millions of Rupiah)

h. Perjanjian pembiayaan bersama

Beberapa anak perusahaan yang bergerak di bidang jasa keuangan tertentu mengadakan perjanjian kerjasama dengan beberapa bank, dimana pihak bank akan:

1. Menyalurkan Kredit Usaha Kecil ("KUK") melalui anak perusahaan. Berdasarkan perjanjian kerjasama tersebut, anak perusahaan bertindak sebagai pelaksana dan melakukan pengurusan administrasi untuk setiap pelanggan. Untuk periode yang berakhir pada tanggal 30 September 2003 dan 2002, anak perusahaan tidak menyalurkan fasilitas KUK.
2. Menyalurkan fasilitas kredit untuk pembiayaan konsumen bersama dengan anak perusahaan. Sesuai dengan perjanjian, jumlah dana yang akan disediakan oleh masing-masing pihak adalah sejumlah minimum 10% dari anak perusahaan dan sejumlah maksimum 90% dari pihak bank. Anak perusahaan tersebut menanggung risiko sebesar persentase seperti yang tercantum dalam perjanjian kerjasama.

   Sebagai kompensasi atas hal tersebut di atas, anak perusahaan berhak untuk menentukan tingkat bunga yang lebih tinggi kepada pelanggan. Selisih antara bunga yang diterima dari pelanggan dengan bunga yang dibayarkan ke bank dicatat sebagai penghasilan. Atas transaksi KUK, anak perusahaan akan menanggung semua risiko yang ada. Sedangkan atas transaksi pembiayaan bersama, risiko yang akan ditanggung oleh anak perusahaan akan tergantung pada syarat-syarat sebagaimana ditentukan dalam perjanjian pembiayaan bersama.

h. Joint financing agreements

Certain financial services subsidiaries entered into cooperation agreements with banks, whereby the banks will:

1. *Provide funds for Small Scale Business Loans ("KUK") through the subsidiaries. Under the agreements, the subsidiaries maintain the documentation for the loan transactions and render administration services for each customer. For the periods ended 30 September 2003 and 2002, the subsidiaries have not administered the distribution of any KUK funds.*
2. *Provide joint consumer financing facilities together with the subsidiaries. Under the agreements, the amount of funds to be financed by each party represents a minimum of 10% from the subsidiaries and a maximum of 90% from the banks. The subsidiaries bear the risks in accordance in the proportion stated in the agreements.*

   As compensation for these facilities, the subsidiaries can charge higher interest rates to their customers. The excess of the interest received from the customers over the interest paid to the banks is recorded as revenue. For KUK transactions, the subsidiaries assume all risks. While for joint financing, the risks assumed by the subsidiaries arising from these transactions shall depend on the terms stated in the joint financing agreements.

i. Denda atas pelanggaran persyaratan hutang

Pada tanggal 30 September 2003, berikut ini adalah anak perusahaan Perseroan yang berada dalam kondisi gagal bayar karena tidak dapat memenuhi kewajiban pembayaran pokok hutang dan bunga dan/atau telah melanggar persyaratan keuangan sebagaimana diatur dalam perjanjian hutang:

i. Penalties for breach of loan terms and conditions

As at 30 September 2003, the following subsidiaries of the Company are in default on their debts due to not meeting principal and interest repayments and/or breaching financial covenants as stipulated in the underlying loan agreements:

- FIM (anak perusahaan/*subsidiary of* AOP);
- AICC (anak perusahaan/*subsidiary*).

(Expressed in millions of Rupiah)

Sesuai dengan perjanjian hutangnya, anak perusahaan tersebut di atas mungkin terkena denda sebagai akibat dari kondisi gagal bayar. Pada tanggal laporan ini, tidak ada pemberitahuan mengenai pembebanan denda dari bank yang diterima oleh anak perusahaan. Anak perusahaan sedang dalam proses negosiasi restrukturisasi hutang dan apabila berhasil, anak perusahaan yakin bahwa denda tersebut akan diabaikan. Oleh karena itu, tidak ada pengakuan kewajiban sehubungan dengan denda tersebut pada tanggal 30 September 2003.

In accordance with the underlying agreements, the above mentioned subsidiaries may be subject to penalties as a result of the defaults. To date, no notices of penalties have been received from the banks. The subsidiaries are in the process of negotiating restructuring of the loans and if successful, are confident that they will not be liable for any penalties. Therefore, no liabilities have been recognised in relation to such penalties as at 30 September 2003.

j. Penjualan PT Pramindo Ikat Nusantara

j. Disposal of Pramindo Ikat Nusantara

Pada tanggal 19 April 2002, Telkom, PIN, dan para pemegang saham PIN (termasuk didalamnya Astratel, anak perusahaan yang sepenuhnya dimiliki Perseroan) menandatangani Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") sehubungan dengan rencana akuisisi seluruh saham PIN oleh Telkom. Dalam P3B tersebut disepakati bahwa Telkom akan membeli seluruh saham PIN dari para pemegang saham dengan harga sekitar US$ 381 juta.

On 19 April 2002, Telkom, PIN and the shareholders of PIN (including Astratel, a wholly owned subsidiary) entered into a Conditional Sale and Purchase Agreement ("CSPA") in respect of the proposed acquisition of all of PIN's shares by Telkom. In the CSPA it is agreed that Telkom will acquire all of PIN's shares from the shareholders of PIN for a total price of approximately US$ 381 million.

Pada tanggal 1 Agustus 2002, Telkom, PIN, dan pemegang saham PIN menandatangani Perubahan Perjanjian Pembelian dan Penjualan Bersyarat ("P4B"), yang merubah tanggal penutupan pertama dan pelepasan saham.

On 1 August 2002, Telkom, PIN and the shareholders of PIN entered into an Amendment to Conditional Sale and Purchase Agreement ("ACSPA"), which amended the initial closing and release dates.

Penjualan saham akan dilakukan dalam tiga transaksi penjualan saham yaitu: 30% pada tanggal 15 Agustus 2002 (tanggal penutupan awal), 15% paling lambat tanggal 30 September 2003 (tanggal penutupan interim) dan 55% paling lambat tanggal 31 Desember 2004 (tanggal penutupan lanjutan).

The shares shall be disposed of in three share purchase transactions which are 30% at 15 August 2002 (initial closing date), 15% no later than 30 September 2003 (interim closing date) and 55% no later than 31 December 2004 (subsequent closing date).

Pada tanggal 15 Agustus 2002, (Tanggal Penutupan awal yang telah diubah), Telkom dan Astratel menandatangani Instrumen Transfer Hak Awal Kepemilikan Saham (*"Instrument of Transfer of Initial Rights to Shares"*) pada PIN, dimana Astratel akan mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom setelah tanggal pelepasan.

On 15 August 2002, (amended Initial Closing Date), Telkom and Astratel entered into an Instrument of Transfer of Initial Rights to Shares in PIN, for Astratel to transfer 30% of its 35% interest in PIN to Telkom upon release date.

Pada tanggal 17 September 2002 (tanggal pelepasan), Telkom dan Astratel menandatangani Kesepakatan Pengalihan Saham dimana Astratel menjual 1.239.000 lembar saham PIN kepada Telkom senilai US$ 40 juta dimana senilai US$ 3,24 juta diberikan dalam bentuk pembayaran pertama, sedangkan sisanya senilai US$ 36,8 juta

On 17 September 2002 (share pledge release date), Telkom and Astratel entered into a Deed of Transfer of Shares, whereby Astratel sold 1,239,000 shares of PIN to Telkom for a price of US$ 40 million which a portion amounted to US$ 3.24 million was paid as initial payment, and the remaining amount of US$ 36.8 million

(Expressed in millions of Rupiah)

diberikan dalam bentuk surat sanggup bayar. Surat sanggup bayar tersebut jatuh tempo dalam tiga kali cicilan, yaitu pada tanggal 15 Desember 2002, 15 Maret 2003, dan 15 Juni 2003.

was paid with the promissory notes. The notes are due in three installments on 15 December 2002, 15 March 2003, and 15 June 2003.

Pada tanggal 30 September 2003 (tanggal penutupan interim), Astratel kembali menjual 15% dari 35% saham PIN senilai US$ 20,03 juta yang diberikan dalam bentuk surat sanggup bayar dalam tiga kali cicilan, yaitu pada tanggal 15 Juni 2003, 15 September 2003 dan 15 Desember 2003.

On 30 September 2003 (interim closing date), Astratel transferred 15% of 35% of its interest in PIN for US$ 20.03 million, which was paid with the promissory notes which are due in three installments on 15 June 2003, 15 September 2003 and 15 December 2003.

k. Perjanjian Jasa Sistem Pendukung

Beberapa anak perusahaan memiliki Perjanjian Jasa Sistem Pendukung dengan PT Sedaya Pratama yang juga merupakan anak perusahaan.

k. Support System Service Agreements

Certain subsidiaries have entered into Support System Service Agreements with PT Sedaya Pratama, which is also a subsidiary.

l. Pelepasan investasi PT United Tractor pada PT Berau Coal

Pada tanggal 21 Agustus 2002, perusahaan asosiasi Perseroan, PT United Tractors Tbk ("UT") dan United Tractors Heavy Industry(s) Pte., Ltd., anak perusahaan yang dimiliki sepenuhnya oleh UT, menandatangani Perjanjian Penjualan dan Pembelian Saham ("P3S") dengan Konsorsium PT Intra Karsa Corporindo ("IKC") untuk pelepasan kepemilikan 60% saham Grup UT di PT Berau Coal.

Penjualan tersebut tidak dapat diselesaikan di tahun 2002, karena IKC tidak memenuhi kewajiban seperti yang tertera pada P3S, sehingga P3S tersebut dapat dibatalkan.

Proses kelanjutan divestasi tersebut masih menunggu kesepakatan antara UT dengan pihak kreditur mengenai penjadwalan ulang hutang UT.

l. Disposal of United Tractor's investment in PT Berau Coal

On 21 August 2002, an associate of the Company, PT United Tractors Tbk ("UT"). and United Tractors Heavy Industry(s) Pte., Ltd., its wholly owned subsidiary of UT, signed a Share Sale and Purchase Agreement ("SSPA") with Consortium PT Intra Karsa Corporindo ("IKC") for the disposal of the UT Group's 60% interest in PT Berau Coal.

The sale was not completed in 2002 as a result of IKC not fulfilling its obligations in accordance with the terms of the SSPA, thus the SSPA can be canceled.

The divestation process still in negotiation between UT and creditors about rescheduling of UT's loans.

m. *Participation Agreement*

Berdasarkan perjanjian *Participation Agreement* tertanggal 17 April 2003, PT Sedaya Multi Investama ("SMI"), anak perusahaan, melakukan "investasi dalam partisipasi" dengan Deutsche Bank AG, cabang Singapura. Pada tanggal 24 April 2003 perjanjian menjadi efektif bersamaan dengan penyetoran dana sebesar US$ 6,69 juta oleh SMI.

m. Participation Agreement

Based on Participation Agreement dated 17 April 2003, PT Sedaya Multi Investama ("SMI"), a subsidiary, entered "investment in participation" with Deutsche Bank AG, Singapore Branch. On 24 April 2003, the agreement was effective when the fund of US$ 6.69 million was paid by SMI.

(Expressed in millions of Rupiah)

28. OPSI PEMILIKAN SAHAM OLEH KARYAWAN

Perseroan memiliki program Opsi Saham Karyawan ("Opsi Saham") untuk para karyawan, eksekutif dan direksinya dengan rincian sebagai berikut:

28. EMPLOYEE STOCK OPTION PLANS

The Company has Employee Stock Option Plans ("Stock Option") for the issuance of options to their employees, executives and directors as follows:

	Jumlah *rights*/ *Total rights*	Tanggal pemberian opsi/ *Grant date*	Period eksekusi/ *Exercise period*	Harga eksekusi per saham (Rupiah penuh)/ *Exercise price per share (full Rupiah)*	Beban kompensasi/ *Compensation cost*	
Pemberian tahap I	32,420,500	19 Mei/*May* 1999	19 Mei/*May* 2000 sampai dengan/*to* 19 Mei/*May* 2002	1,800	25,550	*Grant I*
Pemberian tahap II	37,579,500	19 Mei/*May* 2000	19 Mei/*May* 2001 sampai dengan/*to* 19 Mei/*May* 2003 (telah diperpanjang menjadi 19 Mei 2004/ *was extended to 19 May 2004)*	3,325	42,349	*Grant II*
					67,899	

Opsi tersebut diberikan kepada Direksi, Eksekutif, dan Karyawan Grup Astra yang pada tanggal pemberian opsi telah bekerja di Grup Astra sekurang-kurangnya 1 tahun pada posisi manager ke atas.

The Options were granted to the Directors, Executives, employees of Astra Group who have worked for the Group for at least 1 year at the manager level or above.

Karyawan Grup Astra mencakup karyawan anak perusahaan Perseroan, tidak termasuk anak perusahaan yang telah mempunyai program Opsi Saham sendiri, dan juga mencakup karyawan yang memperoleh penugasan langsung dari Perseroan untuk ditempatkan di perusahaan afiliasi yang sahamnya baik langsung maupun tidak langsung dimiliki oleh Perseroan sebanyak atau kurang dari 50% dan Perseroan berhak untuk melakukan rotasi terhadap karyawan tersebut.

Employees of the Astra Group include employees of the Company's subsidiaries (excluding subsidiaries which already have their own Stock Option), employees assigned to work in its affiliates of which 50% or less of its shares, directly and indirectly, are owned by the Company for which the Company has authoritied to assignment of such employees to work for these affiliates.

Manajemen Perseroan memutuskan untuk memperpanjang jangka waktu pelaksanaan Opsi Saham Tahap II dengan pertimbangan bahwa jumlah dan harga pelaksanaan Opsi Saham Tahap II tidak mengalami penyesuaian walaupun Perseroan melakukan *right issue* pada awal tahun 2003 serta adanya beberapa periode selama masa eksekusi dari Mei 2001 sampai dengan Mei 2003 dimana harga eksekusi opsi lebih tinggi daripada harga pasar saham Perseroan. Pada bulan Mei 2003, Komisaris Perseroan memberikan persetujuan untuk memperpanjang jangka waktu pelaksanaan Opsi Saham Tahap II, yang sebelumnya berakhir pada 19 Mei 2003, menjadi 19 Mei 2004.

Management of Company decided to extend Stock Option Grant II exercise period considering the amount and exercise price were not adjusted although the Company has completed the right issue in the beginning of 2003 and there were several periods during the exercise period from May 2001 until May 2003 where the exercise price was higher than fair value of Company's shares. In May 2003, Commissioners of Company approved the extension of Stock Option Grant II exercise period, which previously ended on 19 May,2003, until 19 May, 2004.

(Expressed in millions of Rupiah)

Beban kompensasi tersebut ditentukan berdasarkan nilai wajar pada tanggal pemberian opsi. Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi *"Black – Scholes"* dengan asumsi sebagai berikut:

The compensation costs were determined based on the fair value at the grant date. The fair value of each option granted is estimated using the "Black – Scholes" option pricing model, with the following assumptions:

	Pemberian Tahap I/ *Grant I*	Pemberian Tahap II/ *Grant II*	
Prakiraan dividen	0.00%	0.00%	*Dividend yield*
Ketidakstabilan harga yang diharapkan	54.97%	49.62%	*Expected price volatility*
Suku bunga bebas risiko yang diharapkan	12.00%	12.00%	*Expected risk free interest rate*
Periode opsi yang diharapkan	1.5 tahun/*years*	2.5 tahun/*years*	*Expected lives*

Informasi lain sehubungan dengan program Opsi Saham Karyawan adalah sebagai berikut:

Other relevant information under the plans is as follows:

	Jumlah saham/ *Total shares*	
Opsi saham yang beredar pada 1 Januari 2003	13,098,000	*Options outstanding at 1 January 2003*
Opsi saham yang dieksekusi	(4,797,500)	*Options exercised*
Opsi yang sudah habis masa berlakunya	-	*Options expired*
Opsi saham yang beredar pada 30 September 2003	8,300,500	*Options outstanding at 30 September 2003*

29. DANA PENSIUN

29. RETIREMENT BENEFITS

Perseroan dan anak perusahaan domestik tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetap lokal. Jumlah kontribusi berasal dari kontribusi karyawan yang dihitung sebesar 3,2% dari gaji tahunan karyawan (dengan jumlah maksimum Rp 10 juta per bulan untuk karyawan yang bergabung dengan Perseroan setelah tahun 1992) dan kontribusi Perseroan dan anak perusahaan yang dihitung berdasarkan perhitungan aktuaria, kecuali kontribusi TAM Baru. Kontribusi atas Dana Pensiun TAM Baru dihitung sebesar 11% dari gaji dasar tahunan karyawan yang diikutsertakan dalam program pensiun. Program pensiun tersebut dikelola oleh Dana Pensiun Astra dan Dana Pensiun Toyota-Astra Motor (lihat Catatan 3c).

The Company and certain domestic subsidiaries have defined benefit retirement plans covering all of their permanent local employees. Contributions are funded and consist of employees' contributions computed at 3.2% of employees' basic annual salaries (to a maximum of Rp 10 million per month for employees joining after 1992) and actuarially computed contributions from the Company and subsidiaries, except for New TAM. Contributions to New TAM's retirement plan are computed at 11% of eligible employees' basic salaries. The pension funds are managed by Dana Pensiun Astra and Dana Pensiun Toyota-Astra Motor (refer to Note 3c).

	Per tahun/ *Per annum*	
Tingkat diskonto	13%	*Discount rate*
Tingkat kenaikan kompensasi tahunan	10%	*Annual rate of increase in compensation*

(Expressed in millions of Rupiah)

Hasil penilaian aktuaria pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation as of 31 December 2002 is as follows:

Nilai wajar aktiva	343,308	*Plan assets at fair value*
Kewajiban aktuaria	(267,271)	*Accumulated benefit obligations*
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	76,037	*Excess of plan assets over accumulated benefit obligations*

Biaya pensiun yang dibebankan pada usaha untuk sembilan bulan yang berakhir pada 30 September 2003 dan 2002 masing-masing sebesar Rp 32,03 miliar dan Rp 25,11 miliar, dan disajikan dalam akun "beban usaha" (lihat Catatan 23) dan "beban pokok penghasilan".

Retirement benefits charged to operations for the nine months ended 30 September 2003 and 2002 are Rp 32.03 billion and Rp 25.11 billion respectively, and are included in "operating expenses" (refer to Note 23) and "cost of revenues" accounts.

30. OPERASI DALAM PENGHENTIAN

30. DISCONTINUING OPERATION

Pada tanggal 30 Agustus 2002, Perseroan menyelesaikan penjualan kepemilikan 74,56% saham Perseroan di SLJ dan pengalihan piutang Perseroan di SLJ (lihat Catatan 3b).

As at 30 August 2002, the Company finalised the disposal of its 74.56% investment in SLJ and an associated receivable (refer to Note 3b).

SLJ merupakan segmen perkayuan dari Perseroan dan oleh karenanya informasi keuangan SLJ akan diungkapkan sebagai operasi dalam penghentian untuk periode yang berakhir pada tanggal 30 September 2002. Informasi keuangan komparatif telah disajikan kembali dengan menyajikan secara terpisah operasi yang dilanjutkan dan operasi dalam penghentian. Di bawah ini disajikan pendapatan, hasil usaha dan arus kas untuk periode yang berakhir 30 September 2002.

SLJ represented the Company's wood-based business segment and as such is considered to be a discontinuing operation for the periods ended 30 September 2002. Comparative financial information has been restated to separately disclose continuing and discontinuing operations. Stated below are the revenue, results and cash flows for the periods ended 30 September 2002.

a. Penjualan dan hasil usaha

a. Revenue and result

Lihat Laporan Laba Rugi Konsolidasian pada halaman 5.

Refer to Consolidated Statements of Income on page 5.

b. Arus kas bersih

b. Net cash flows

	2002	
Arus kas dari aktivitas operasi		***Cash flows from operating activities***
Penerimaan dari pelanggan	423,772	*Receipts from customers*
Penerimaan dari aktivitas operasi lainnya	37,376	*Receipts from other operating activities*
Penghasilan bunga yang diterima	612	*Interest income received*
Pembayaran kepada pemasok	(363,438)	*Payments to suppliers*
Pembayaran untuk beban usaha	(46,165)	*Payments for operating expenses*
Pembayaran pajak penghasilan	(169)	*Payments for corporate income tax*
Arus kas bersih yang diperoleh dari aktivitas operasi	51,988	***Net cash flows provided from operating activities***

(Expressed in millions of Rupiah)

	2002	
Arus kas dari aktivitas investasi		***Cash flows from investing activities***
Penambahan hutan tanaman industri dalam pengembangan	(794)	*Addition to industrial timber plantation under development*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(14,786)	*Acquisition of fixed assets and assets not used in operations*
Arus kas bersih yang digunakan untuk aktivitas investasi	(15,580)	***Net cash flows used in investing activities***
Arus kas dari aktivitas pendanaan		***Cash flows from financing activities***
Penambahan pengembalian uang muka kepada pihak yang mempunyai hubungan istimewa	(851)	*Addition to advances to related parties*
Pembayaran bunga	(38,748)	*Interest paid*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(39,599)	***Net cash flows used in financing activities***
Penurunan bersih kas dan setara kas	(3,191)	***Net decrease in cash and cash equivalents***

31. AKTIVA ATAU KEWAJIBAN BERSIH DALAM MATA UANG ASING

31. NET ASSETS OR LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Perseroan dan Anak perusahaan domestik memiliki aktiva dan kewajiban dalam mata uang asing dengan rincian sebagai berikut (dalam jumlah penuh):

The Company and its domestic subsidiaries have assets and liabilities denominated in foreign currencies as follows (in full amounts):

	2003					
	JPY	US$	EUR	GBP	Others*	
Aktiva						***Assets***
Kas dan setara kas	461,111,801	162,859,763	3,049,225	2,678	208,067	*Cash and cash equivalents*
Investasi jangka pendek	-	42,319,833	-	-	-	*Short-term investments*
Piutang usaha	131,162,650	22,251,396	132,910	-	230,425	*Trade receivables*
Piutang lain-lain	7,390,544	6,668,278	457,899	-	1,189	*Other receivables*
Uang muka	49,082,705	1,345,903	22,415	181,812	843	*Advances*
Kas dan deposito berjangka yang dibatasi penggunaannya	209,208,579	264,966,937	-	-	-	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	9,888,046	-	-	-	*Bond sinking funds*
Piutang pembiayaan	-	2,242,145	-	-	-	*Financing Receivable*
Aktiva lain-lain	-	7,419,375	-	-	-	*Other assets*
	857,956,279	519,961,676	3,662,449	184,490	440,524	
Kewajiban						***Liabilities***
Pinjaman jangka pendek	(8,638,606,968)	(6,500,000)	(5,276,418)	-	-	*Short-term loans*
Hutang usaha	(2,762,489,544)	(27,095,813)	(1,912,829)	(269,991)	(264,480)	*Trade payables*
Hutang lain-lain	-	(37,674,660)	(130,321)	-	(41,656)	*Other payables*
Uang muka pelanggan dan penjualan	-	(816,181)	-	-	-	*Customer deposits and sales advances*

	2003					
	JPY	US$	EUR	GBP	Others*	
Biaya yang masih harus dibayar	(139,272,802)	(6,835,127)	-	-	-	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(2,114,107,469)	(590,814,017)	-	-	-	*Long-term bank and other loans*
Pasiva lain-lain	-	(848)	-	-	-	*Other liabilities*
	(13,654,476,783)	(669,736,646)	(7,319,568)	(269,991)	(306,136)	
(Kewajiban)/aktiva bersih	(12,796,520,504)	(149,774,970)	(3,657,119)	(85,501)	134,388	*Net (liabilities)/assets*
Dalam ekuivalen Rupiah (dalam jutaan)	(966,466)	(1,256,462)	(35,688)	(1,198)	1,127	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(2,258,687)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

	2002					
	JPY	US$	Euros	GBP	Others*	
Aktiva						*Assets*
Kas dan setara kas	641,816,010	235,893,135	1,738,390	3,154	169,277	*Cash and cash equivalents*
Investasi jangka pendek	-	58,398,362	-	-	-	*Short-term investments*
Piutang usaha	179,695,047	29,693,612	-	911,443	225,760	*Trade receivables*
Piutang lain-lain	287,766,194	20,235,995	398,668	-	12,957	*Other receivables*
Uang muka	67,350,796	2,851,694	18,438	150	26,811	*Advance payments*
Kas dan deposito berjangka yang dibatasi penggunaannya	282,035,936	12,551,306	37	-	-	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	4,484,204	-	-	-	*Bond sinking funds*
Piutang derivatif	-	25,866,700	5,070,000	-	-	*Derivative receivables*
Aktiva lain-lain	-	4,572,773	-	-	-	*Other assets*
	1,458,663,983	394,547,781	7,225,533	914,747	434,805	
Kewajiban						*Liabilities*
Pinjaman jangka pendek	(9,621,915,107)	(10,907,602)	(2,999,369)	-	-	*Short-term loans*
Hutang usaha	(2,787,367,025)	(51,982,693)	(1,349,472)	(711,910)	(310,454)	*Trade payables*
Hutang lain-lain	(9,195)	(2,916,713)	(14,995)	-	(2,473)	*Other payables*
Uang muka pelanggan dan penjualan	(31,586,039)	(2,067,208)	-	-	-	*Customer deposits and sales advances*
Biaya yang masih harus dibayar	(358,157,489)	(10,096,535)	-	-	(5,859)	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(3,281,217,029)	(926,522,929)	-	-	(450)	*Long-term bank and other loans*
	(16,080,251,884)	(1,004,493,680)	(4,363,836)	(711,910)	(319,236)	
Aktiva/(kewajiban) bersih	(14,621,587,901)	(609,945,899)	2,861,697	202,837	115,569	*Net assets/(liabilities)*
Dalam ekuivalen Rupiah (dalam jutaan)	(1,083,891)	(5,498,662)	25,361	2,858	1,042	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(6,553,292)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

32. KONDISI EKONOMI

Indonesia mengalami kesulitan ekonomi berkepanjangan yang diperburuk dengan melemahnya ekonomi global pada tahun 2003 dan 2002. Pemulihan stabilitas ekonomi di Indonesia sangat tergantung pada efektifitas kebijakan yang diambil pemerintah,

32. ECONOMIC CONDITIONS

Indonesia has been experiencing a prolonged period of economic difficulty which has been compounded in 2003 and 2002 by a downturn in the global economy. Indonesia's return to economic stability is dependant to a large extent on the effectiveness of measures

(Expressed in millions of Rupiah)*

keputusan lembaga pemberi pinjaman internasional, perubahan dalam kondisi ekonomi global dan faktor-faktor lain, termasuk perkembangan peraturan dan politik, yang berada di luar kendali Perseroan dan anak perusahaan.

taken by the Government, decisions of international lending organisations, changes in global economic conditions and other factors including regulatory and political developments, which are beyond the Company's and subsidiaries' control.

Kondisi tersebut mengakibatkan ketidakpastian ekonomi dan politik yang berkelanjutan. Laporan keuangan ini tidak memasukkan penyesuaian yang berkaitan dengan ketidakpastian tersebut.

These circumstances give rise to continued economic and political uncertainties. No adjustments relating to these uncertainties have been included in the accompanying financial statements.

33. PERISTIWA SETELAH TANGGAL NERACA

33. SUBSEQUENT EVENT

Fasilitas Kredit

Credit Facilities

Pada tanggal 16 Oktober 2003, Perseroan mengeluarkan "*Letters of Awareness*" kepada PT Bank Bumiputera Indonesia Tbk dan PT Bank Bukopin sehubungan dengan fasilitas kredit yang diperoleh Koperasi Karyawan Astra sebesar Rp 26,5 miliar.

On 16 October 2003, the Company issued Letters of Awareness to PT Bank Bumiputera Indonesia Tbk and PT Bank Bukopin in respect of the credit facilities obtained by Koperasi Karyawan Astra amounting to Rp 26.5 billion.

Permohonan Pembayaran Dini Hutang PT Astra International Tbk

Proposed Voluntary Debt Repayment of PT Astra International Tbk

Sesuai dengan perjanjian restrukturisasi hutang, 75% dana yang diperoleh dari penjualan aset harus digunakan untuk pembayaran dini pokok pinjaman (50% untuk seri II sesuai jadwal dan 50% untuk seri II dan III yang jatuh tempo pada 30 Juni 2006 secara proporsional) pada tanggal pembayaran bunga. Karena tanggal pembayaran bunga berikutnya akan jatuh pada bulan Desember 2003, maka pada tanggal 14 Oktober 2003 Perseroan mengajukan permohonan untuk melakukan percepatan pembayaran dari jadwal seharusnya.

According to debt restructuring agreement, 75% of proceeds from asset sales should be allocated to prepay the debt principal (50% will be applied against Series II repayment and 50% will be applied against Series II and III which will mature on 30 June 2006 proportionally). Since the next interest payment schedule is on December 2003, on 14 October 2003 the Company proposed to accelerate payment before schedule.

Penerbitan Obligasi Astra Graphia I

Issuance of Astra Graphia I Bonds

Pada tanggal 13 Oktober 2003, PT Astra Graphia Tbk ("AG") telah menawarkan Obligasi Astra Graphia I melalui penawaran umum dengan jumlah pokok Obligasi sebesar Rp 150 miliar. Obligasi ini mempunyai suku bunga tahunan sebesar 13,375% dan akan jatuh tempo pada tanggal 27 Oktober 2008. Berdasarkan surat dari PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 486/PEF-Dir/VII/2003 tanggal 14 Agustus 2003, obligasi tersebut mendapat peringkat idA-.

On 13 October 2003, PT Astra Graphia Tbk ("AG") offered PT Astra Graphia Tbk Bonds Series I through public offering with principal of bonds amounting to Rp 150 billion. The bonds' annual interest rate are 13.375% and they will mature on 27 October 2008. According to the letter from PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 486/PEF-Dir/VII/2003 dated 14 August 2003, the credit rating of the bonds is idA-.

(Expressed in millions of Rupiah)

Rencana Divestasi Anak Perusahaan di PT Astra Agro Lestari Tbk

Pada tanggal 9 Januari 2003, PT Astra Agro Lestari Tbk ("AAL"), anak perusahaan, telah menyampaikan rencana divestasi anak perusahaan yang bergerak di bidang usaha perkebunan non-kelapa sawit (karet, teh dan kakao) kepada Bapepam. Rencana tersebut telah disetujui oleh Rapat Umum Pemegang Obligasi (RUPO) pada tanggal 30 April 2003 dan telah diumumkan pada Rapat Umum Pemegang Saham (RUPS) pada tanggal 12 Mei 2003. Perkembangan hingga saat ini masih dalam tahap proses penjualan (*due diligence*).

Proposed divestment of PT Astra Agro Lestari Tbk Subsidiaries

On 9 January 2003, PT Astra Agro Lestari Tbk ("AAL"), a subsidiary, has submitted a divestment proposal of subsidiaries that have operation in non-palm plantation (rubber, tea, and cacao) to Capital Market Supervisory Agency. The proposal has been approved by General Meeting of Bondholders on 30 April 2003 and announced at General Meeting of Shareholders on 12 May 2003. Until now, the process is still in selling process (due diligence).

34. INFORMASI TAMBAHAN

Berikut pada halaman 109 sampai dengan halaman 117 adalah informasi keuangan PT Astra International Tbk. (induk perusahaan saja) yang menyajikan penyertaan Perseroan pada anak perusahaan berdasarkan metode ekuitas dan bukan dengan metode konsolidasi.

34. SUPPLEMENTARY INFORMATION

The following financial information of PT Astra International Tbk (parent company only) on pages 109 to 117, presents the Company's investments in subsidiaries under the equity method, as opposed to the consolidation method.

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
AKTIVA			***ASSETS***
AKTIVA LANCAR			***CURRENT ASSETS***
Kas dan setara kas	1,179,651	840,012	*Cash and cash equivalents*
Investasi jangka pendek	1,176	1,196	*Short-term investments - net*
Piutang usaha : (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 8.168 pada 30/09/2003 dan Rp 9.092 pada 30/09/2002)			*Trade receivables : (net of provision for doubtful accounts of Rp 8,168 at 30/09/2003 and Rp 9,092 at 30/09/2002)*
Pihak yang mempunyai hubungan istimewa	27,524	25,988	*Related parties*
Pihak ketiga	1,129,793	925,283	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 21.031 pada 30/09/2003 dan Rp 7.631 pada 30/09/2002)	171,207	109,739	*Other receivables (net of provision for doubtful accounts of Rp 21,031 at 30/09/2003 and Rp 7,631 at 30/09/2002)*
Persediaan (setelah dikurangi penyisihan sebesar Rp 4.771 pada 30/09/2003 dan Rp 7.483 pada 30/09/2002)	854,435	869,739	*Inventories (net of provision of Rp 4,771 at 30/09/2003 and Rp 7,483 at 30/09/2002)*
Uang muka	81,669	654,813	*Advances*
Pajak dibayar di muka	86,244	67,432	*Prepaid taxes*
Biaya dibayar di muka	28,780	34,149	*Prepaid expenses*
Jumlah aktiva lancar	**3,560,479**	**3,528,351**	***Total current assets***
AKTIVA TIDAK LANCAR			***NON-CURRENT ASSETS***
Kas dan deposito berjangka yang dibatasi penggunaannya	2,281,570	71	*Restricted cash and time deposits*
Dana pelunasan obligasi	8,711	149,655	*Bond sinking funds*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 28.260 pada 30/09/2003 dan Rp 29.129 pada 30/09/2002):			*Other receivables (net of provision for doubtful accounts of Rp 28,260 at 30/09/2003 and Rp 29,129 at 30/09/2002):*
Pihak yang mempunyai hubungan istimewa	647,494	409,058	*Related parties*
Investasi pada perusahaan asosiasi dan anak perusahaan	10,044,747	8,536,857	*Investments in associates and subsidiaries*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai saham sebesar Rp 5.657 pada 30/09/2003 dan Rp 6.057 30/09/2002)	106,835	16,210	*Other long term investments (net of provision for decline in value of Rp 5,657 at 30/09/2003 and Rp 6,057 at 30/09/2002)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 504.732 pada 30/09/2003 dan Rp 446.734 pada 30/09/2002)	1,450,388	1,329,109	*Fixed assets (net of accumulated depreciation of Rp 504,732 at 30/09/2003 and Rp 446,734 at 30/09/2002)*
Aktiva yang belum digunakan dalam usaha	207,533	241,507	*Assets not yet used in operations*
Aktiva pajak tangguhan	204,573	1,057,902	*Deferred tax assets*
Piutang karyawan	62,979	67,454	*Loan to officers and employees*
Biaya tangguhan	3,712	3,561	*Deferred charges*
Aktiva lain-lain	20,360	16,554	*Others assets*
Jumlah aktiva tidak lancar	**15,038,902**	**11,827,938**	***Total non-current assets***
JUMLAH AKTIVA	**18,599,381**	**15,356,289**	***TOTAL ASSETS***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
KEWAJIBAN JANGKA PENDEK			***CURRENT LIABILITIES***
Hutang usaha :			*Trade payables :*
Pihak yang mempunyai hubungan istimewa	1,006,023	768,253	*Related parties*
Pihak ketiga	112,195	146,754	*Third parties*
Hutang lain-lain	67,903	53,289	*Others payables*
Uang muka pelanggan dan penjualan	156,587	108,780	*Customer deposits and sales advances*
Hutang pajak	26,223	30,699	*Taxes payable*
Biaya yang masih harus dibayar	433,568	396,221	*Accrued expenses*
Kewajiban diestimasi	2,565	-	*Provisions*
Penghasilan tangguhan	24,977	17,996	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun :			*Current maturities of long-term debt :*
Hutang bank	511,374	1,354,835	*Bank loans*
Obligasi	326,455	862,351	*Bonds*
Jumlah kewajiban jangka pendek	**2,667,870**	**3,739,178**	***Total current liabilities***
KEWAJIBAN JANGKA PANJANG			***NON-CURRENT LIABILITIES***
Hutang lain-lain :			*Other payables :*
Pihak yang mempunyai hubungan istimewa	11,272	23,086	*Related parties*
Penghasilan tangguhan	20,014	24,610	*Unearned income*
Kewajiban diestimasi	320,419	351,635	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun :			*Long-term debts-net of current maturities :*
Hutang bank	1,852,020	2,850,048	*Bank loans*
Obligasi	2,269,046	2,632,729	*Bonds*
Jumlah kewajiban jangka panjang	**4,472,771**	**5,882,108**	***Total non-current liabilities***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
EKUITAS			***EQUITY***
Modal saham			*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.026.191.116 saham pada 30/09/2003 dan 2.607.558.504 saham pada 30/09/2002	2,013,096	1,303,779	*Issued and fully paid 4,026,191,116 shares at 30/09/2003 and 2,607,558,504 shares at 30/09/2002*
Tambahan modal disetor	1,098,151	453,153	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	124,361	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,304,696	1,377,980	*Capital transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange differences due to financial statement translation*
Penyesuaian nilai wajar investasi	(345,457)	(335,027)	*Investment fair value revaluation*
Saldo laba telah di tentukan penggunaannya	44,700	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	6,795,648	2,382,512	*Unappropriated retained earnings*
Jumlah ekuitas	**11,458,740**	**5,735,003**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	**18,599,381**	**15,356,289**	***TOTAL LIABILITIES AND EQUITY***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

LAPORAN LABA RUGI
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah,
except net earnings per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Penghasilan bersih	15,003,360	14,519,395	***Net revenues***
Beban pokok penghasilan	(13,295,388)	(12,908,959)	***Cost of revenues***
Laba kotor	1,707,972	1,610,436	***Gross profit***
Beban usaha	(1,407,151)	(1,267,036)	***Operating expenses***
Laba usaha	300,821	343,400	***Operating income***
Penghasilan/(beban) lain-lain :			***Other income/(expenses) :***
Laba selisih kurs	242,744	895,193	*Foreign exchange gain*
Penghasilan bunga	94,111	109,496	*Interest income*
Penyisihan kerugian	36,328	96,101	*Provision for loss*
Beban bunga	(326,240)	(402,822)	*Interest expense*
Penghasilan/(beban) lain-lain	1,510,411	(29,213)	*Other income/(expenses)*
	1,557,354	668,755	
Bagian laba bersih perusahaan asosiasi dan anak perusahaan	2,594,858	2,347,694	***Equity in net income of associates companies and subsidiaries***
Laba sebelum pajak penghasilan	4,453,033	3,359,849	***Profit before income tax***
Beban pajak penghasilan	(775,566)	(495,103)	***Income tax expense***
Laba dari aktivitas normal	3,677,467	2,864,746	***Profit from ordinary activities***
Pendapatan luar biasa, setelah pajak	18,137	-	***Extraordinary income, net of income tax***
Laba bersih	3,695,604	2,864,746	***Net income***
Laba bersih per saham :			***Net earnings per share :***
Dasar (Rupiah penuh)	920	808 *)	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	915	801 *)	*Diluted (full Rupiah)*

* Disajikan kembali

* *Restated*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo (defisit)/ laba yang belum ditentukan penggunaannya / *Unappropriated (accumulated losses)/ retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2002	1,269,090	339,113	430,121	124,361	1,376,832	(6,576)	(345,957)	4,700	(482,234)	2,709,450	*Balance at 1 January 2002*
Laba bersih	-	-	-	-	-	-	-	-	2,864,746	2,864,746	*Net income*
Penerbitan saham	34,689	-	-	-	-	-	-	-	-	34,689	*Shares issued*
Tambahan modal disetor	-	114,040	-	-	-	-	-	-	-	114,040	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	1,148	-	-	-	-	1,148	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	10,930	-	-	10,930	*Investment fair value revaluation*
Saldo 30 September 2002 - tidak diaudit	1,303,779	453,153	430,121	124,361	1,377,980	(6,576)	(335,027)	4,700	2,382,512	5,735,003	*Balance at 30 September 2002 - Unaudited*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,140,044	6,502,494	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	3,695,604	3,695,604	*Net income*
Pembentukan cadangan umum	-	-	-	-		-	-	40,000	(40,000)	-	*Appropriation for general reserve*
Penerbitan saham	709,052	-	-	-	-	-	-	-	-	709,052	*Shares issued*
Tambahan modal disetor	-	644,942	-	-	-	-	-	-	-	644,942	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	(100,306)	-	-	-	-	(100,306)	*Capital transaction of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	6,954	-	-	6,954	*Investment fair value revaluation*
Saldo 30 September 2003 - tidak diaudit	2,013,096	1,098,151	430,121	124,361	1,304,696	(6,576)	(345,457)	44,700	6,795,648	11,458,740	*Balance at 30 September 2003 - Unaudited*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	**2002 Tidak Diaudit/ *Unaudited***	
Arus kas dari aktivitas operasi :			***Cash flows from operating activities :***
Penerimaan dari pelanggan	14,626,619	14,590,806	*Receipts from customers*
Penghasilan bunga yang diterima	89,865	99,660	*Interest income received*
Pembayaran kepada pemasok	(12,771,804)	(13,521,084)	*Payments to suppliers*
Pembayaran kepada karyawan	(386,180)	(342,301)	*Payments to employees*
Pembayaran untuk beban usaha	(923,928)	(850,660)	*Payments for operating expenses*
(Pembayaran)/penerimaan dari pengembalian pajak penghasilan	(69,277)	1,681	*(Payments of)/receipts from refund of corporate income tax*
Pembayaran untuk aktivitas operasi lainnya	(342,224)	(257,199)	*Payments for other operating activities*
Arus kas bersih yang diperoleh dari/ (digunakan untuk) aktivitas operasi	223,071	(279,097)	***Net cash flows provided from/ (used in) operating activities***
Arus kas dari aktivitas investasi :			***Cash flows from investing activities :***
Dividen kas yang diterima	1,453,760	290,690	*Cash dividends received*
Penurunan penempatan jangka pendek	1,127	997	*Reduction in short-term investments*
Penerimaan dari pengembalian/(pembayaran) uang muka penyertaan saham	59,058	(948)	*Reduction/(addition) in advances for purchase of shares of stock*
Hasil penjualan aktiva tetap	1,796	3,507	*Proceeds from sale of fixed assets*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam operasi	(73,790)	(22,095)	*Acquisitions of fixed assets and assets not yet used in operations*
Penerimaan dari penjualan investasi jangka panjang	1,895,914	39,302	*Proceeds from sale of long-term investments*
Penambahan investasi	(245,407)	(88)	*Additions to investments*
Arus kas bersih yang diperoleh dari aktivitas investasi	3,092,458	311,365	***Net cash flows provided from investing activities***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Arus kas dari aktivitas pendanaan :			*Cash flows from financing activities :*
Penambahan modal saham	1,366,153	148,729	*Proceeds from issuance of share capital*
Pembayaran beban bunga	(285,790)	(354,132)	*Interest expense paid*
Pembayaran hutang jangka panjang	(1,662,496)	-	*Repayment of long-term loans*
Pengembalian dana dari pihak ketiga	-	22,430	*Refund of funds held in escrow*
(Penambahan)/penurunan kas dan deposito berjangka yang dibatasi penggunaannya	(2,350,284)	216,381	*(Addition)/reduction in restricted cash and time deposits*
Penurunan/(penambahan) dana pelunasan obligasi	144,754	(7,936)	*Reduction/(addition) to bond sinking fund*
Arus kas bersih yang (digunakan untuk)/diperoleh dari aktivitas pendanaan	(2,787,663)	25,472	***Net cash flows (used in)/provided from financing activities***
Kenaikan bersih kas dan setara kas	527,866	57,740	***Net increase in cash and cash equivalents***
Dampak perubahan selisih kurs pada kas dan setara kas	(3,582)	(13,691)	***Effects of exchange rate changes on cash and cash equivalents***
Kas dan setara kas pada awal periode	655,368	795,963	***Cash and cash equivalents at the beginning of the period***
Kas dan setara kas pada akhir periode	1,179,652	840,012	***Cash and cash equivalents at the end of the period***
Aktivitas yang tidak mempengaruhi arus kas :			*Activities not affecting cash flows:*
Keuntungan yang belum direalisasi atas efek tersedia untuk dijual	6,954	10,930	*Unrealized gain on securities available for sale*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

REKONSILIASI LABA BERSIH
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

RECONCILIATION OF NET INCOME
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2003 AND 2002
(Expressed in millions of Rupiah)

Rekonsiliasi antara laba bersih konsolidasian dan laba bersih Perseroan adalah sebagai berikut:

A reconciliation between net income in the consolidated statements of income and net income in the statements of income of the Company is as follows:

	2003 Tidak diaudit/ *Unaudited*	2002 Tidak diaudit/ *Unaudited*	
Laba bersih konsolidasian	3,695,604	2,879,076	*Net income per consolidated statements of income*
Rekonsiliasi:			*Reconciliation:*
Kerugian melebihi nilai investasi pada anak perusahaan	-	(14,330)	*Losses in excess of the investments in subsidiaries*
Laba bersih Perseroan (induk perusahaan saja)	3,695,604	2,864,746	*Net income of the Company (parent company only)*

C C - Fin
31/10/2003 12:40 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: MEDIA RELEASE: Cycle & Carriage Limited Proposes Name Change

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 15 OF 31.10.2003
Announcement No. 15

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

MEDIA RELEASE: Cycle & Carriage Limited Proposes Name Change

SINGAPORE, 31st October 2003 – The Directors of Cycle & Carriage Limited today announced the intention to change the Company's name to 'Jardine Cycle & Carriage Limited' in a move to align the Company's identity with the Jardine Matheson Group.

"The proposed name change follows our recent integration into the Jardine Matheson Group," said Cycle & Carriage Group Managing Director, Philip Eng. "Jardine Matheson and Cycle & Carriage already share common values and ambitions, and I am pleased that the new name recognizes the value of Cycle & Carriage's distinguished 100-year operating history while firmly establishing us as part of the Jardine Matheson Group."

In November 2002, Cycle & Carriage Limited became a 52%-owned subsidiary of the Jardine Strategic Holdings Limited, a holding company within the Jardine Matheson Group of companies, with the overwhelming endorsement of shareholders. Cycle & Carriage's new status positions it to benefit from the Jardine Matheson Group's depth of resources and international reputation.

The name change is subject to shareholders' approval at an Extraordinary General Meeting to be held on 27th November 2003 and full details are being sent to shareholders. The proposed new name, 'Jardine Cycle & Carriage Limited', will apply to the listed holding Company in the Cycle & Carriage Group, while the Company's motor and property operating units, including its Indonesian associated company, PT Astra International Tbk, will continue to operate under their respective existing well-recognized brand names.

Cycle & Carriage Limited is a Singapore-listed company with core businesses in motor vehicle distribution and retail as well as property investment and development. The Company's investment in Astra in 2000 reinforced its position in the automotive industry and diversified its earnings base with non-automotive businesses. As a regional group, Cycle & Carriage has over 95,000 employees with operations in Singapore, Malaysia, Indonesia, Australia, New Zealand and Thailand.

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

For more information about this press release, please contact:

Philip Eng
Group Managing Director
Cycle & Carriage Limited
Tel: (65) 6470-8118

Ho Yeng Tat
Group Company Secretary
Cycle & Carriage Limited
Tel: (65) 6470-8108

Submitted by Ho Yeng Tat, Group Company Secretary on 31/10/2003 to the SGX

/No. /6

C C - Fin
30/10/2003 05:37 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: THIRD QUARTER 2003 RESULTS ANNOUNCEMENT

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 38 OF 30.10.2003
Announcement No. 43

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

THIRD QUARTER 2003 RESULTS ANNOUNCEMENT

We append below Cycle & Carriage Limited's Third Quarter 2003 results announcement.

CCL-3Q Results Announcement (30oct03)

Submitted by Ho Yeng Tat, Group Company Secretary on 30/10/2003 to the SGX

CYCLE & CARRIAGE

30 October 2003

CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Continued strong performance from Astra
- Good contribution from Singapore Motors
- Exit from loss-making Australian business
- S$246 million rights issue oversubscribed

"The Group expects to have a satisfactory performance for the remainder of the year."

Anthony Nightingale, *Chairman*
30 October 2003

Group Results

	Three months ended			Nine months ended		
	30.9.03 S$m	30.9.02 S$m	*Change %*	**30.9.03 S$m**	30.9.02 S$m	*Change %*
Revenue	**1,515**	1,283	*18*	**4,210**	3,662	*15*
Trading profit after tax and minorities	**83**	63	*31*	**222**	188	*18*
Underlying net profit	**88**	52	*70*	**250**	186	*35*
Net profit	**128**	51	*149*	**291**	163	*78*
	cts	cts		**cts**	cts	
Underlying earnings per share - basic	**35.0**	21.7	*61*	**99.1**	77.6	*28*
Earnings per share - basic	**50.8**	21.5	*136*	**115.5**	68.2	*69*
	At 30.9.03 S$m	At 31.12.02 S$m				
Shareholders' funds	**1,607**	1,035	*55*			
	S$	S$				
Net asset value per share	**4.90**	4.28	*14*			

The financial results for the nine months ended 30 September 2003 and 30 September 2002 were not audited nor reviewed by the auditors. The financial results for the year ended 31 December 2002 were audited. Certain comparatives have been restated to conform with this financial period's presentation.

CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Overview

The good performance of the first half continued into the third quarter, with Astra remaining the major contributor. The Company's balance sheet was also strengthened in the period with a S$246 million rights issue which was oversubscribed.

Performance

The underlying net profit for the nine months to 30 September 2003 increased by 35% to S$250 million from the comparative period in 2002. Astra continued to be the major profit contributor and was the most significant component of the increase in profits despite a lower level of gain on its foreign currency denominated debt. Singapore motors also produced a good performance.

The increase in net profit of 78% to S$291 million was higher due to the gains in Astra arising from the sale of a 46% stake in the Toyota manufacturing operations and a debt buyback, and the profit from the sale of properties in Australia. These were partly offset by the loss recorded on the exit from the Hyundai motor operations in Australia, the write down of a property in Malaysia and the Group's S$3 million share of a non-cash exchange loss realised by MCL Land on the liquidation of a Malaysian subsidiary. The non-cash exchange loss was transferred from translation reserves to the profit and loss account with no impact on the Group's shareholders' funds.

The underlying net profit from Astra increased by 39% to S$187 million for the period under review. Despite a lower market share, Astra benefited from growth in both the motor car and motorcycle markets. Astra's financial services and the palm oil businesses also produced strong growth.

The underlying net profit from the motor vehicle operations excluding Astra increased by 30% to S$53 million due to good performances in Singapore and New Zealand and a write back of the provision for warranty no longer required in Australia, despite a decline in Malaysia due to the loss of the Mercedes-Benz distributor margins. The contribution from property rose 8% to S$27 million as the Group's increased shareholding in MCL Land helped offset its modest decline in underlying profit.

Net debt has been reduced by S$219 million to S$415 million since the beginning of the year. The S$246 million raised by way of the rights issue in September is being used to partially repay debt incurred to fund the investment in Astra. The proceeds from the recent sale of the Hyundai distribution business and related properties in Australia have also reduced the level of debt. The overall improvement has been partly offset by a further S$195 million investment in Astra shares in 2003, which has increased Cycle & Carriage's interest to 36.3%. Astra itself has also reduced its net debt, which has declined further on the receipt in October of US$226 million (S$391 million) from the sale of 46% of its Toyota manufacturing operations in Indonesia.

For the three month period to 30 September 2003, Astra's higher contribution enabled Cycle & Carriage to increase its underlying net profit by 70% to S$88 million, compared to the previous year's third quarter. After exceptional items, including the sale of the Toyota manufacturing stake, the exit from the Hyundai operations and the sale of properties in Australia, net profit for the quarter grew by 149% to S$128 million.

The Board does not propose to declare an interim dividend for the third quarter ended 30 September 2003 (30 September 2002: Nil).

Developments in the Third Quarter

The Company's one for three rights issue at S$3.00 per share closed on 2 September 2003 at which time it was 29% oversubscribed. Some S$246 million was raised before expenses of the issue.

The previously announced sale by Astra of a 46% stake in the manufacturing activities of Toyota Astra Motors to Toyota Motor Corporation, Japan, for US$226 million was completed on 30 September.

During the third quarter, MCL Land's S$110 million offer for the en-bloc purchase of a 28,000 square metres site at Yio Chu Kang was accepted, and there is the potential to apply to purchase an adjoining plot of 6,400 square metres. The purchase is subject to approval from the authority.

The soft launch in Malaysia of MCL Land's first joint venture project with the Landmarks Group, Desa Villas, a 76-unit condominium and landed housing development in Section 10, Wangsa Maju, has been well received with more than 54% of the units sold.

The sale of the Hyundai operations in Australia to the Hyundai Motor Corporation took place in September, and the Group also announced the exit from its operational property portfolio in Australia.. The signing of a sale and purchase agreement for the Menara Weld commercial property in Malaysia took place in September and is expected to complete next year. These transactions are part of Cycle & Carriage's ongoing process of exiting low yielding operations and assets.

Outlook

The Group expects to have a satisfactory performance for the remainder of the year.

Anthony Nightingale
Chairman
30 October 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.9.03 S$m	30.9.02 S$m	Change %	Nine months ended 30.9.03 S$m	30.9.02 S$m	Change %
Revenue		**1,515.3**	1,283.4	*18*	**4,210.4**	3,662.1	*15*
Less: Share of associates' and joint ventures' revenue		**(789.2)**	(624.6)	*26*	**(2,134.0)**	(1,794.8)	*19*
Group revenue		**726.1**	658.8	*10*	**2,076.4**	1,867.3	*11*
Cost of sales		**(644.7)**	(572.9)	*13*	**(1,835.1)**	(1,661.2)	*10*
Gross profit		**81.4**	85.9	*-5*	**241.3**	206.1	*17*
Other operating income		**4.1**	3.5	*17*	**11.2**	12.2	*-8*
Selling and distribution expenses		**(33.8)**	(39.7)	*-15*	**(113.3)**	(91.0)	*25*
Administrative expenses		**(24.0)**	(11.7)	*105*	**(66.8)**	(52.8)	*27*
Others		**1.9**	0.3	*533*	**9.2**	0.2	*nm*
Operating profit		**29.6**	38.3	*-23*	**81.6**	74.7	*9*
Share of associates' and joint ventures' results		**100.9**	72.9	*38*	**267.7**	245.7	*9*
Profit before financing charges		**130.5**	111.2	*17*	**349.3**	320.4	*9*
Net financing charges		**(4.3)**	(5.3)	*-19*	**(17.9)**	(17.5)	*2*
Trading profit		**126.2**	105.9	*19*	**331.4**	302.9	*9*
Material; recurring items	4	**4.1**	(16.5)	*nm*	**30.1**	46.8	*-36*
Underlying profit		**130.3**	89.4	*46*	**361.5**	349.7	*3*
Exceptional items	4	**85.4**	(0.1)	*nm*	**83.2**	(28.6)	*nm*
Profit before tax	3	**215.7**	89.3	*142*	**444.7**	321.1	*38*
Tax	5	**(84.6)**	(27.3)	*210*	**(142.0)**	(146.9)	*-3*
Profit after tax		**131.1**	62.0	*111*	**302.7**	174.2	*74*
Minorities		**(3.0)**	(10.6)	*-72*	**(11.5)**	(10.9)	*6*
Net profit		**128.1**	51.4	*149*	**291.2**	163.3	*78*

	cts	cts		cts	cts	
Underlying earnings per share						
- basic	**35.0**	21.7	*61*	**99.1**	77.6	*28*
- fully diluted	**34.9**	21.7	*61*	**98.9**	77.5	*28*
Earnings per share						
- basic	**50.8**	21.5	*136*	**115.5**	68.2	*69*
- fully diluted	**50.7**	21.5	*136*	**115.2**	68.1	*69*

Notes: Underlying earnings per share is calculated based on net profit before exceptional items, net of tax and minorities. Earnings per share ("EPS") is calculated based on net profit.

Basic underlying EPS and basic EPS are computed based on the weighted average number of ordinary shares in issue of 252.2 million (30.9.02:239.4 million) during the period.

In computing fully diluted underlying EPS and fully diluted EPS, share options with exercise prices equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of underlying EPS and EPS on a fully diluted basis is 252.7 million (30.9.02:239.7 million).

Certain comparative figures have been restated to conform with this financial period's presentation.

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.9.03 S$m	At 31.12.02 S$m
Non-current assets			
Property, plant and equipment		84.0	119.8
Investment properties		430.3	449.5
Interests in associates and joint ventures		1,106.2	663.4
Deferred tax asset		7.1	7.6
Other non-current assets		24.3	20.3
Negative goodwill		(24.4)	(25.2)
		1,627.5	1,235.4
Current assets			
Development properties for sale		564.9	489.5
Properties for sale		2.7	4.8
Stocks		156.7	354.4
Debtors		204.5	187.5
Tax recoverable		1.3	2.4
Short term investment		2.9	7.9
Bank and other liquid funds		188.7	142.5
		1,121.7	1,189.0
Total assets		2,749.2	2,424.4
Non-current liabilities			
Borrowings due after one year	6	84.1	214.0
Deferred tax liability		6.9	5.6
Non-current provisions		9.3	19.7
Other non-current liabilities		6.8	6.0
		107.1	245.3
Current liabilities			
Creditors		144.4	203.3
Provisions		12.3	25.4
Tax payable		30.1	22.4
Borrowings due within one year	6	519.2	562.4
		706.0	813.5
Total liabilities		813.1	1,058.8
Net assets		1,936.1	1,365.6
Financed by:			
Share capital and reserves			
Share capital		328.1	241.5
Reserves			
Share premium		432.8	262.7
Capital reserve		83.5	82.4
Revenue reserve		763.0	448.2
Shareholders' funds		1,607.4	1,034.8
Minorities		328.7	330.8
		1,936.1	1,365.6
Net asset value per share		S$4.90	S$4.28

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003					
Balance at 1 July	242.1	264.1	81.8	659.7	1,247.7
Goodwill realised on sale of an Australian subsidiary	-	-	3.1	-	3.1
Reserve realised on sale of an investment property	-	-	(1.3)	-	(1.3)
Deferred tax on revaluation surplus of an investment property	-	-	(0.2)	-	(0.2)
Share of an associate's share premium	-	-	0.1	-	0.1
Translation loss realised on liquidation /sale of subsidiaries	-	-	-	7.2	7.2
Translation difference	-	-	-	(24.3)	(24.3)
Net gains/(losses) not recognised in profit and loss account	-	-	1.7	(17.1)	(15.4)
Net profit	-	-	-	128.1	128.1
Total recognised gains for the financial period	-	-	1.7	111.0	112.7
Issue of shares	86.0	168.7	-	-	254.7
Dividend paid (net)	-	-	-	(7.7)	(7.7)
Balance at 30 September	328.1	432.8	83.5	763.0	1,607.4
2002					
Balance at 1 July	238.6	251.5	82.9	360.5	933.5
Reserve realised on sale of an associate	-	-	3.6	-	3.6
Gain on dilution of interest in an associate	-	-	-	0.1	0.1
Share of an associate's revaluation surplus	-	-	0.7	-	0.7
Translation difference	-	-	-	(2.6)	(2.6)
Net gains/(losses) not recognised in profit and loss account	-	-	4.3	(2.5)	1.8
Net profit	-	-	-	51.4	51.4
Total recognised gains for the financial period	-	-	4.3	48.9	53.2
Issue of shares	2.8	11.0	-	-	13.8
Dividend paid (net)	-	-	-	(5.7)	(5.7)
Balance at 30 September	241.4	262.5	87.2	403.7	994.8

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity - cont'd

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Share of an associate's loss on dilution		-	-	-	(0.3)	(0.3)
Goodwill realised on sale of an Australian subsidiary		-	-	3.1	-	3.1
Reserve realised on sale of an investment property		-	-	(1.9)	-	(1.9)
Deferred tax on revaluation surplus of an investment property		-	-	(0.2)	-	(0.2)
Share of an associate's share premium		-	-	0.1	-	0.1
Translation loss realised on liquidation /sale of subsidiaries		-	-	-	7.2	7.2
Translation difference		-	-	-	47.0	47.0
Net gains not recognised in profit and loss account		-	-	1.1	53.9	55.0
Net profit		-	-	-	291.2	291.2
Total recognised gains for the financial period		-	-	1.1	345.1	346.2
Issue of shares		86.6	170.1	-	-	256.7
Dividend paid (net)		-	-	-	(30.3)	(30.3)
Balance at 30 September		328.1	432.8	83.5	763.0	1,607.4
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Revaluation deficit on an investment property		-	-	(3.2)	-	(3.2)
Reserve realised on sale of an associate		-	-	3.6	-	3.6
Gain on dilution of interest in an associate		-	-	-	2.4	2.4
Share of an associate's revaluation surplus		-	-	7.8	-	7.8
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	28.4	28.4
Net gains not recognised in profit and loss account		-	-	8.4	30.8	39.2
Net profit		-	-	-	163.3	163.3
Total recognised gains for the financial period		-	-	8.4	194.1	202.5
Issue of shares		2.9	11.3	-	-	14.2
Dividend paid (net)		-	-	-	(28.0)	(28.0)
Balance at 30 September		241.4	262.5	87.2	403.7	994.8

- more -

Cycle & Carriage Limited
Company Balance Sheet

	At 30.9.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	0.9	0.6
Interests in subsidiaries	1,678.4	1,411.9
Interests in associates	88.6	72.9
	1,767.9	1,485.4
Current assets		
Debtors	7.0	2.7
Short term investment	0.1	0.1
Bank and other liquid funds	72.1	21.6
	79.2	24.4
Total assets	1,847.1	1,509.8
Non-current liabilities		
Borrowings due after one year	20.0	50.0
Deferred tax liability	0.8	1.4
	20.8	51.4
Current liabilities		
Creditors	9.5	5.7
Tax payable	1.8	1.7
Borrowings due within one year	335.0	335.0
	346.3	342.4
Total liabilities	367.1	393.8
Net assets	1,480.0	1,116.0
Financed by:		
Share capital and reserves		
Share capital	328.1	241.5
Reserves		
Share premium	432.8	262.7
Revenue reserve	719.1	611.8
Shareholders' funds	1,480.0	1,116.0
Net asset value per share	S$4.51	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 July	242.1	264.1	710.1	1,216.3
Translation difference	-	-	0.1	0.1
Net gains not recognised in profit and loss account	-	-	0.1	0.1
Net profit	-	-	16.6	16.6
Total recognised gains for the financial period	-	-	16.7	16.7
Issue of shares	86.0	168.7	-	254.7
Dividend paid (net)	-	-	(7.7)	(7.7)
Balance at 30 September	328.1	432.8	719.1	1,480.0
2002				
Balance at 1 July	238.6	251.5	635.2	1,125.3
Reserve realised on repayment of equity loan	-	-	1.0	1.0
Translation difference	-	-	(0.9)	(0.9)
Net gains not recognised in profit and loss account	-	-	0.1	0.1
Net profit	-	-	38.2	38.2
Total recognised gains for the financial period	-	-	38.3	38.3
Issue of shares	2.8	11.0	-	13.8
Dividend paid (net)	-	-	(5.7)	(5.7)
Balance at 30 September	241.4	262.5	667.8	1,171.7

Cycle & Carriage Limited
Company Statement of Changes in Equity – cont'd

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	1.1	1.1
Net gains not recognised in profit and loss account	-	-	1.1	1.1
Net profit	-	-	136.5	136.5
Total recognised gains for the financial period	-	-	137.6	137.6
Issue of shares	86.6	170.1	-	256.7
Dividend paid (net)	-	-	(30.3)	(30.3)
Balance at 30 September	328.1	432.8	719.1	1,480.0
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Reserve realised on repayment of equity loan	-	-	3.3	3.3
Translation difference	-	-	0.9	0.9
Net gains not recognised in profit and loss account	-	-	4.2	4.2
Net profit	-	-	252.9	252.9
Total recognised gains for the financial period	-	-	257.1	257.1
Issue of shares	2.9	11.3	-	14.2
Dividend paid (net)	-	-	(28.0)	(28.0)
Balance at 30 September	241.4	262.5	667.8	1,171.7

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended 30.9.03 S$m	Three months ended 30.9.02 S$m	Nine months ended 30.9.03 S$m	Nine months ended 30.9.02 S$m
Cash flows from operating activities	7	**175.4**	76.1	**244.7**	257.6
Interest paid		**(4.5)**	(12.6)	**(21.6)**	(31.7)
Interest received		**1.9**	9.3	**4.3**	10.6
Other finance costs paid		**(0.2)**	(0.1)	**(1.2)**	(0.6)
Income tax paid		**(3.7)**	(11.8)	**(10.1)**	(29.6)
		(6.5)	(15.2)	**(28.6)**	(51.3)
Net cash flows from operating activities		**168.9**	60.9	**216.1**	206.3
Cash flows from investing activities					
Sale of property, plant and equipment and shares in an associate		**1.5**	20.3	**7.6**	21.8
Proceeds from sale/(purchase) of an investment property		**7.3**	(0.1)	**10.7**	(0.1)
Purchase of property, plant and equipment		**(5.1)**	(1.5)	**(12.6)**	(5.4)
Purchase of shares in a subsidiary		**-**	-	**(0.1)**	-
Purchase of shares in associates		**(42.2)**	-	**(211.0)**	(14.7)
Disposal of a subsidiary, net of cash disposed		**16.8**	-	**16.8**	-
Acquisition of business goodwill		**-**	(0.3)	**-**	(0.3)
Dividends received from associates (net)		**3.8**	2.3	**17.7**	6.9
Net cash flows from investing activities		**(17.9)**	20.7	**(170.9)**	8.2
Cash flows from financing activities					
Proceeds from issue of shares		**237.8**	-	**239.8**	0.4
Loans to minorities and associates		**(3.6)**	(0.1)	**(3.6)**	(0.3)
Net repayment of loans		**(217.7)**	(53.9)	**(204.9)**	(192.0)
Investment by minorities		**0.2**	-	**0.2**	-
Dividends paid to minorities		**(8.5)**	(7.3)	**(19.1)**	(10.8)
Dividends paid		**(13.4)**	(14.2)	**(13.4)**	(14.2)
Net cash flows from financing activities		**(5.2)**	(75.5)	**(1.0)**	(216.9)
Net change in cash and cash equivalents		**145.8**	6.1	**44.2**	(2.4)
Cash and cash equivalents at the beginning of the period		**40.7**	87.4	**142.2**	96.6
Effect of exchange rate changes		**(0.1)**	0.1	**-**	(0.6)
Cash and cash equivalents at the end of the period		**186.4**	93.6	**186.4**	93.6

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the nine months and three months ended 30 September 2003. The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the changes in accounting policies with regards to investment properties and development properties for sale as explained in Note 2.

2 Changes in accounting policies

On 1 January 2003 and 30 September 2003, the Group changed its policies with regards to the revaluation of investment properties and the classification of development properties for sale, respectively.

(a) Investment properties

Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account. The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offsetting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of International Financial Reporting Standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

(b) Development properties for sale

Development properties were previously classified as non-current assets, and those development properties which had received the Temporary Occupation Permits and were available for sale were transferred to development properties for sale and classified as current assets. Under the new policy, all development properties that are available for sale are classified as development properties for sale under current assets.

The reasons for the change are that as one of the Group's businesses is the developing of properties for sale, the projects are part of trading stocks and are not intended to be kept in the business and it aligns the Group's accounting policies with the listed property companies in Singapore.

The change does not have an impact on the Group's reserves nor on its profit and loss account, but would have a positive impact on the Group's liquidity ratios.

Prior year's comparative has been reclassified to conform with the current period's presentation.

3 Profit before tax

	Group					
	Three months ended			Nine months ended		
	30.9.03	30.9.02	*Change*	**30.9.03**	30.9.02	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Profit before tax is determined after including:						
Interest expense	**(5.7)**	(5.8)	*-2*	**(20.3)**	(18.5)	*10*
Interest income	**1.5**	0.6	*150*	**3.6**	1.6	*125*
Depreciation and amortisation	**(3.3)**	(3.4)	*-3*	**(10.3)**	(10.8)	*-5*
Write back in provision for doubtful debts	**1.7**	0.8	*113*	**1.0**	0.6	*67*
(Provision)/write back in provision for stock obsolescence	**5.9**	-	*100*	**(0.8)**	0.4	*nm*
Net exchange gain/(loss)	**1.5**	(0.3)	*nm*	**8.4**	-	*100*
Profit/(loss) on sale of property, plant and equipment	**0.2**	-	*100*	**(0.1)**	0.3	*nm*
Material, recurring items	**4.1**	(16.5)	*nm*	**30.1**	46.8	*-36*
Exceptional items	**85.4**	(0.1)	*nm*	**83.2**	(28.6)	*nm*

4 Material, recurring items and exceptional items

	Group					
	Profit before tax			Profit after tax and minorities		
Three months ended	**30.9.03**	30.9.02	*Change*	**30.9.03**	30.9.02	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Trading profit	**126.2**	105.9	*19*	**82.8**	63.4	*31*
Add: Material, recurring items						
Share of associates'						
- exchange loss on foreign currency debts	**(7.0)**	(16.5)	*-58*	**(4.9)**	(11.5)	*-57*
- deferred tax asset	**-**	-	*-*	**(0.7)**	-	*100*
Write back in provision for warranty	**11.1**	-	*100*	**11.1**	-	*100*
	4.1	(16.5)	*nm*	**5.5**	(11.5)	*nm*
Underlying profit	**130.3**	89.4	*46*	**88.3**	51.9	*70*
Add: Exceptional items						
Share of associates'						
- gain/(adjustment) on sale of investments	**102.0**	(0.1)	*nm*	**59.5**	(0.1)	*nm*
- gain on debt buyback	**0.1**	-	*100*	**0.1**	-	*100*
Gain on sale of Australian properties	**14.0**	-	*100*	**10.6**	-	*100*
Loss on sale of an Australian subsidiary	**(26.9)**	-	*100*	**(28.3)**	-	*100*
Loss on liquidation of a subsidiary	**(4.6)**	-	*100*	**(3.0)**	-	*100*
Profit on sale of an associate	**-**	1.1	*-100*	**-**	0.7	*-100*
Profit on sale of an investment property	**0.8**	-	*100*	**0.9**	-	*100*
Exchange losses on loans to subsidiaries	**-**	(1.1)	*-100*	**-**	(1.1)	*-100*
	85.4	(0.1)	*nm*	**39.8**	(0.5)	*nm*
	215.7	89.3	*142*	**128.1**	51.4	*149*

4 Material, recurring items and exceptional items – cont'd

	Group					
	Profit before tax			Profit after tax and minorities		
Nine months ended	30.9.03 S$m	30.9.02 S$m	*Change %*	30.9.03 S$m	30.9.02 S$m	*Change %*
Trading profit	**331.4**	302.9	*9*	**221.9**	187.8	*18*
Add: Material, recurring items						
Share of associates'						
- exchange gain on foreign currency debts	**19.0**	46.8	*-59*	**13.3**	32.8	*-59*
- deferred tax asset	**-**	-	-	**3.7**	-	*100*
Provision for tax in an associate	**-**	-	-	**-**	(35.0)	*-100*
Write back in provision for warranty	**11.1**	-	*100*	**11.1**	-	*100*
	30.1	46.8	*-36*	**28.1**	(2.2)	*nm*
Underlying profit	**361.5**	349.7	*3*	**250.0**	185.6	*35*
Add: Exceptional items						
Share of associates'						
- gain on sale of investments	**95.8**	0.4	*nm*	**55.2**	0.4	*nm*
- gain on debt buyback	**11.6**	-	*100*	**11.6**	-	*100*
Gain on sale of Australian properties	**14.0**	-	*100*	**10.6**	-	*100*
Loss on sale of an Australian subsidiary	**(26.9)**	-	*100*	**(28.3)**	-	*100*
Loss on liquidation of a subsidiary	**(4.6)**	-	*100*	**(3.0)**	-	*100*
Profit on sale of an associate	**-**	1.1	*-100*	**-**	0.7	*-100*
Profit on sale of an investment property	**1.4**	-	*100*	**1.5**	-	*100*
Revaluation deficit of investment properties	**(8.1)**	(16.6)	*-51*	**(6.4)**	(9.9)	*-35*
Exchange losses on loans to subsidiaries	**-**	(13.5)	*-100*	**-**	(13.5)	*-100*
	83.2	(28.6)	*nm*	**41.2**	(22.3)	*nm*
	444.7	321.1	*38*	**291.2**	163.3	*78*

5 Tax

	Three months ended			Nine months ended		
	30.9.03 S$m	30.9.02 S$m	*Change %*	30.9.03 S$m	30.9.02 S$m	*Change %*
Group	**9.2**	5.7	*61*	**19.5**	11.4	*71*
Associates and joint ventures	**75.4**	21.6	*249*	**122.5**	135.5	*-10*
	84.6	27.3	*210*	**142.0**	146.9	*-3*

The effective tax rate of the Group and its associates and joint ventures for the nine months ended 30 September 2003 was 32% compared to 46% of the comparative period in 2002. The higher effective tax rate in prior year arose mainly from a provision of S$35.0 million made for tax in Astra due to the expected expiry of tax losses prior to their utilisation.

The effective tax rate of the Group and its associates and joint ventures for the three months ended 30 September 2003 was 39% compared to 31% of the comparative period in 2002. The higher effective tax rate in the current quarter is mainly due to expenses which are not deductible for tax purposes offset by tax credits in this quarter arising from the availability of group tax relief.

6 Borrowings

	Group	
	At 30.9.03 S$m	At 31.12.02 S$m
Borrowings due within one year		
- secured	**56.4**	209.3
- unsecured	**462.8**	353.1
	519.2	562.4
Borrowings due after one year		
- secured	**64.1**	63.8
- unsecured	**20.0**	150.2
	84.1	214.0
Total borrowings	**603.3**	776.4

6 Borrowings – cont'd

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$509.4 million (31.12.02: S$672.5 million).

7 Cash flows from operating activities

	Group			
	Three months ended		Nine months ended	
	30.9.03	30.9.02	**30.9.03**	30.9.02
	S$m	S$m	**S$m**	S$m
Operating profit	**29.6**	38.3	**81.6**	74.7
Adjustments for:				
Depreciation and amortisation	**3.3**	3.4	**10.3**	10.8
Foreign exchange translation difference	**(0.3)**	(9.1)	**34.7**	7.0
Loss/(profit) on sale of property, plant and equipment	**(0.2)**	-	**0.1**	(0.3)
Operating profit before working capital changes	**32.4**	32.6	**126.7**	92.2
Changes in development properties for sale (excluding interest capitalised during the period)	**100.3**	(4.5)	**(12.3)**	80.7
Changes in working capital:				
Stocks	**31.7**	36.2	**98.0**	108.9
Debtors	**(67.0)**	(20.8)	**(42.5)**	(47.8)
Creditors	**83.4**	8.9	**40.0**	(17.3)
Retention money payable	**0.5**	1.0	**1.2**	1.3
Amounts owing by/to associates and joint ventures	**(5.9)**	22.7	**33.6**	39.6
Cash flows from operating activities	**175.4**	76.1	**244.7**	257.6

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,280,900 as at 30 September 2003 (30.9.02: 3,467,100).

Between 1 July 2003 and 30 September 2003, 467,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company. Of the options exercised, 221,000 shares were issued at the exercise prices of S$3.890, S$3.227 and S$4.147 and the remaining 246,000 shares were issued at the adjusted exercise prices of S$2.907, S$2.330 and S$2.927 following the Company's rights issue.

On 2 July 2003, 3,589,557 new ordinary shares of S$1.00 each were issued at an issue price of S$4.72 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2002.

On 9 September 2003, 81,959,696 new ordinary shares of S$1.00 each in the capital of the Company were issued and allotted to shareholders, pursuant to the one for three rights issue at S$3.00 per share by the Company announced on 29 July 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2003 and 30 September 2003.

- more -

9 Interested person transactions

Three months ended 30 September 2003

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	**S$m**
Jardine Matheson Limited		
- management consultancy services	-	0.3

10 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 September 2003 and the date of this report.

- end -

For further information, please contact:
Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the 3Q 2003 can be accessed through the internet at 'www.cyclecarriage.com'.

No. 766

C C - Fin
28/10/2003 06:37 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: THIRD QUARTER 2003 REPORT OF CYCLE & CARRIAGE BINTANG BERHAD

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 85 OF 28.10.2003
Announcement No. 85

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

THIRD QUARTER 2003 REPORT OF CYCLE & CARRIAGE BINTANG BERHAD

We append below the Third Quarter 2003 Report released by our Malaysian associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange for information.

CCB-3Q03 Quarterly Results.p CCB-3Q03 Income Statement.| CCB-3Q03 Balance Sheets.p

CCB-3Q03 Equity Statement.| CCB-3Q03 Cashflow.pd CCB-3Q03 Notes to Financial Statement

Submitted by Ho Yeng Tat, Group Company Secretary on 28/10/2003 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the third quarter ended 30 September 2003

Highlights

- Mercedes-Benz car sales improve.
- Increased focus on Mazda and Peugeot showing results.
- Margins remain under pressure.

"The Group is achieving a reasonable trading performance, however, the loss of the Mercedes-Benz distribution margin will inevitably have a material impact on the result for the full year."

Tan Sri Abdul Halim Bin Ali, *Chairman*
28 October 2003

Results

	9 months ended 30 September		
	2003 RM'000	2002 RM'000	Change %
Revenue	**724,408**	626,424	16
Profit from ordinary activities before taxation	**37,378**	72,781	(49)
Net profit attributable to shareholders	**26,748**	48,569	(45)
	Sen	Sen	
Basic earnings per share	**27.28**	49.58	(45)
Diluted earnings per share	**27.27**	49.52	(45)
	As at 30.9.2003 RM'000	As at 31.12.2002 RM'000	
Shareholders' funds	**663,456**	664,154	-
	RM	RM	
Net tangible assets per share	**6.75**	6.77	-

The results for the nine months ended 30 September 2003 and 30 September 2002 were not audited. The results for the year ended 31 December 2002 were audited except for the effects of restatement as highlighted in Note 1 – Basis of Preparation in Notes to the Financial Information.

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the third quarter ended 30 September 2003

Overview

The Group recorded an unaudited profit before taxation of RM37.4 million for the nine-month period to 30th September 2003, 49% lower than the corresponding period in the prior year. The reduced result was primarily due to the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler with effect from 1st January 2003.

The Mercedes-Benz retail operations continue to perform satisfactorily as the business remained resilient despite a difficult market, and the assembly operation gave a better than expected contribution. The Mazda operations produced an improved result as they benefited from a better model mix. The Peugeot business is also developing well with an increase in dealerships and higher sales.

The Group's 40%-owned associate, CCL Group Properties, recorded a RM1.6 million loss before tax for the period due to the impairment of one of its properties in the second quarter. This is lower than the RM7.0 million loss before tax recorded in the first nine months in the previous year, which included a currency translation loss on Singapore Dollar loans.

Outlook

The Group is achieving a reasonable trading performance, however, the loss of the Mercedes-Benz distribution margin will inevitably have a material impact on the result for the full year.

Tan Sri Abdul Halim Bin Ali, *Chairman*
28 October 2003

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CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the third quarter ended 30 September 2003

	Note	Unaudited 3 months ended 30.9.2003 RM'000	Unaudited 3 months ended 30.9.2002 RM'000 (As restated)	Unaudited 9 months ended 30.9.2003 RM'000	Unaudited 9 months ended 30.9.2002 RM'000 (As restated)
REVENUE	3 & 4	**178,670**	208,029	**724,408**	626,424
EXPENSES EXCLUDING FINANCE COST AND TAX		**(175,868)**	(187,291)	**(699,680)**	(555,245)
OTHER OPERATING INCOME		**5,703**	1,628	**13,441**	7,348
PROFIT FROM OPERATIONS		**8,505**	22,366	**38,169**	78,527
FINANCE COST		**(3)**	(3)	**(8)**	(4)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**960**	2,666	**(783)**	(5,742)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	3	**9,462**	25,029	**37,378**	72,781
TAXATION	7				
- Company and subsidiary companies		**(2,066)**	(6,723)	**(9,574)**	(22,787)
- associated companies		**(325)**	(466)	**(1,056)**	(1,425)
		(2,391)	(7,189)	**(10,630)**	(24,212)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**7,071**	17,840	**26,748**	48,569
		sen	sen	**sen**	sen
Earnings per share	8				
- basic		**7.21**	18.21	**27.28**	49.58
- diluted		**7.21**	18.19	**27.27**	49.52

- more -

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 30 September 2003 RM'000	As at 31 December 2002 RM'000 (As restated)
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	**90,560**	95,805
Investments in associated companies	1	**133,340**	160,305
Investments in unquoted shares	5	**66,003**	-
Deferred tax assets	1	**14,914**	16,515
CURRENT ASSETS			
Inventories		**172,877**	390,086
Trade and other receivables		**95,528**	90,951
Short term investments	10	**1,471**	1,103
Bank and cash balances		**208,803**	89,715
		478,679	571,855
CURRENT LIABILITIES			
Provision for liabilities and charges		**(32,450)**	(27,090)
Trade and other payables		**(87,311)**	(153,182)
Taxation		**(264)**	(34)
		(120,025)	(180,306)
NET CURRENT ASSETS		**358,654**	391,549
NON CURRENT LIABILITIES			
Deferred taxation		**(15)**	(20)
		663,456	664,154
CAPITAL AND RESERVES			
Share capital	12	**98,222**	98,033
Share premium		**12,598**	11,944
Reserves		**552,636**	554,177
		663,456	664,154

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the third quarter ended 30 September 2003

	Note	Share capital RM'000	Non-distributable Share premium RM'000	Non-distributable Other reserves RM'000	Distributable Revenue reserve RM'000	Total RM'000
At 31 December 2002 as previously reported		**98,033**	**11,944**	**12,650**	**524,797**	**647,424**
Prior year adjustment	1	**-**	**-**	**-**	**16,730**	**16,730**
At 31 December 2002 as restated		**98,033**	**11,944**	**12,650**	**541,527**	**664,154**
Net profit for the 9-month period					**26,748**	**26,748**
Dividend paid for the year ended:	13					
- 31 December 2002 (final)					**(17,646)**	**(17,646)**
- 31 December 2003 (interim)					**(10,607)**	**(10,607)**
Share of exchange difference arising on consolidation				**(36)**		**(36)**
Issue of share capital - exercise of share options		**189**				**189**
Premium on shares issued			**654**			**654**
At 30 September 2003		**98,222**	**12,598**	**12,614**	**540,022**	**663,456**
At 31 December 2001 as previously reported		97,836	11,223	(3,512)	491,989	597,536
Prior year adjustment	1	-	-	-	20,305	20,305
At 31 December 2001 as restated		97,836	11,223	(3,512)	512,294	617,841
Net profit for the 9-month period					48,569	48,569
Dividend paid for the year ended:	13					
- 31 December 2001 (final)					(17,643)	(17,643)
- 31 December 2002 (interim)					(10,588)	(10,588)
Share of exchange difference arising on consolidation				12,508		12,508
Issue of share capital - exercise of share options		197				197
Premium on shares issued			721			721
At 30 September 2002		98,033	11,944	8,996	532,632	651,605

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the third quarter ended 30 September 2003

	Note	9 months ended 30.9.2003 RM'000	9 months ended 30.9.2002 RM'000
OPERATING ACTIVITIES			
Cash from operations		199,195	160,837
Interest paid		(8)	(4)
Interest received		2,847	1,364
Taxation paid		(8,139)	(40,825)
Net cash flow from operating activities		193,895	121,372
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		1,223	3,742
Purchase of property, plant and equipment		(1,768)	(13,133)
Proceeds from disposal of investment		-	1,742
Payment for investment	5	(66,003)	-
Dividends received		19,151	15,731
Net cash flow from investing activities		(47,397)	8,082
FINANCING ACTIVITIES			
Proceeds from issue of shares		843	918
Dividends paid	13	(28,253)	(28,231)
Net cash flow from financing activities		(27,410)	(27,313)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		119,088	102,141
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		89,715	11,420
- END OF PERIOD		208,803	113,561

- more -

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the third quarter ended 30 September 2003

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Kuala Lumpur Stock Exchange, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2002 except for the adoption of MASB 25 "Income Taxes" in respect of the recognition of deferred tax assets. In accordance with MASB 25, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. This change in accounting policy has been accounted for retrospectively.

The new accounting policy has the effect of decreasing net profit for the nine months ended 30 September 2003 by RM1,593,000. The other effects of the change on the Group's financial statements are as follows:

	As previously reported RM'000	Effect of change in policy RM'000	As restated RM'000
At 31 December 2002			
- revenue reserve	524,797	16,730	541,527
- investment in associated companies	160,090	215	160,305
- deferred tax assets	-	16,515	16,515
Nine months ended 30 September 2002			
- net profit for the period	47,961	608	48,569

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2002 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	*** Investment RM'000**	**Others RM'000**	**Group RM'000**
3 months ended 30 September 2002				
Revenue	208,029	-	-	208,029
Profit/(loss) before tax	22,779	-	2,250	25,029
3 months ended 30 September 2003				
Revenue	**178,670**	**-**	**-**	**178,670**
Profit/(loss) before tax	**5,849**	**2,830**	**783**	**9,462**
9 months ended 30 September 2002				
Revenue	626,424	-	-	626,424
Profit/(loss) before tax	79,761	-	(6,980)	72,781
9 months ended 30 September 2003				
Revenue	**724,408**	**-**	**-**	**724,408**
Profit/(loss) before tax	**30,813**	**8,122**	**(1,557)**	**37,378**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter refer to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive the net income of RM8.1 million.

For the nine months ended 30 September 2003, the Group recognised the minimum assured amount of RM8.1 million based on time proportion basis.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant items for the nine months ended 30 September 2003 were as follows:

a) The Company ceased to have the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

b) Investment of 49% interest in DaimlerChrysler Malaysia Sdn Bhd (a joint-venture with DaimlerChrysler AG), albeit with limited rights for RM66,003,000. DaimlerChrysler Malaysia Sdn Bhd has the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

c) The Group recognised income of RM8,122,000 in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd on a time proportion basis.

d) Gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM725,000.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter and financial year-to-date.

7 Taxation

	3 months ended		**9 months ended**	
	30.9.2003	30.9.2002	**30.9.2003**	30.9.2002
	RM'000	RM'000	**RM'000**	RM'000
		(As restated)		(As restated)
Income tax	**1,000**	6,585	**7,961**	23,373
Prior year under provision	**17**	7	**17**	7
Deferred tax	**1,049**	131	**1,596**	(593)
Share of tax in associated companies	**325**	466	**1,064**	1,440
Share of deferred tax in associated companies	**-**	-	**(8)**	(15)
	2,391	7,189	**10,630**	24,212

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Share in associated company's tax of which translation/revaluation losses were not deductible	**-**	-	**2**	5
Capital expenditure not deductible for tax purpose	**-**	1	**-**	1
Real Property Gains Tax	**-**	-	**-**	(1)
Utilisation of tax losses previously not recognised as deferred tax assets	**(3)**	-	**(2)**	-
Average effective tax rate	**25**	29	**28**	33

8 Earnings per Share

	3 months ended		9 months ended	
	30.9.2003	30.9.2002 (As restated)	**30.9.2003**	30.9.2002 (As restated)
(a) Basic earnings per share				
Net profit for the period (RM'000)	**7,071**	17,840	**26,748**	48,569
Weighted average number of ordinary shares in issue ('000)	**98,056**	97,970	**98,056**	97,970
Basic earnings per share (sen)	**7.21**	18.21	**27.28**	49.58
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**7,071**	17,840	**26,748**	48,569
Weighted average number of ordinary shares:				
- in issue ('000)	**98,056**	97,970	**98,056**	97,970
- adjustment for share options ('000)	**23**	115	**23**	115
- for diluted earnings per share calculation ('000)	**98,079**	98,085	**98,079**	98,085
Diluted earnings per share (sen)	**7.21**	18.19	**27.27**	49.52

9 Sales of Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments for the current quarter and financial year-to-date.

b) Investment as at 30 September 2003

	RM'000
At cost	**3,356**
At book value	**1,471**
At market value	**1,471**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

During the nine months ended 30 September 2003, 189,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

	9 months ended 30 September 2003		9 months ended 30 September 2002	
	Gross dividend per share sen	**Amount of dividend net of 28% tax RM'000**	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000
Final dividend approved by shareholders in respect of the financial year ended 31 December 2002, paid on 23 June 2003 (2002 : paid on 3 June 2002)	**25**	**17,646**	25	17,643
Interim dividend declared in respect of the financial year ended 31 December 2003, paid on 12 September 2003 (2002 : paid on 9 September 2002)	**15**	**10,607**	15	10,588

The Board of Directors does not recommend the payment of any dividend in this quarter.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 September 2003, the open position of foreign currency forward contracts entered into by the Company was RM27.6 million (the fair value was a favourable net position of RM0.5 million), of which RM5.8 million has been closed as at 22 October 2003. The total amount of foreign currency forward contracts entered into after 30 September 2003 by the Company was RM2.1 million, all of which were still outstanding as at 22 October 2003.

The details of the open contracts as at 22 October 2003 are as follows:

Maturity	Foreign Currency Amount EURO	Foreign Currency Amount Yen	RM Equivalent
More than 1 month, less than 3 months	2,320,936	160,000,000	15,465,122
More than 3 months, less than 6 months	1,473,839	60,000,000	8,416,425
Total	3,794,775	220,000,000	23,881,547

The fair value as at 22 October 2003 was a favourable net position of	578,827

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the discontinuing operations as disclosed in Note 16 and Note 22.

16 Status of Corporate Proposals

In December 2002, the Company entered into a joint-venture with DaimlerChrysler AG, albeit with limited rights for the Company, to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. The joint-venture company, DaimlerChrysler Malaysia Sdn Bhd, has the rights to the Mercedes-Benz wholesale business with effect from 1 January 2003.

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

There were no borrowings and debt securities as at 30 September 2003.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2002.

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the accounts in prior years.

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee is now claiming RM8 million plus interest accrued thereon being wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd.

   The Company, as advised by its lawyers, is of the view that this intimated claim is without substantive merit and will proceed to vigorously defend and take the requisite action to have the alleged claim dismissed. Upon the Company's application, the plaintiff has been requested by the court to place a court deposit of RM100,000 by 10 November 2003, failing which the Company could apply to strike out the suit.

20 Capital Commitments

Capital Commitments of the Group as at 30 September 2003 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	5,069
Approved but not contracted	186
Total	5,255

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The third quarter unaudited profit before taxation of the Group increased from RM2.7 million in the second quarter to RM9.5 million. The results before the share of results of associated companies increased from RM6.4 million to RM8.5 million compared to the previous quarter. The previous quarter's results were affected by stock write-down to facilitate clearance of the remaining Mercedes-Benz wholesale stocks. The share of results of associated companies improved from a loss of RM3.7 million to a profit of RM1.0 million as the previous quarter's earnings were affected by the Group's 40% share of an impairment loss (Group's share was RM5.1 million) on an investment property belonging to CCL Group Properties Sdn Bhd.

22 Review of Revenue and Profit from Operations

Analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd as mentioned in Note 16 above is as follows:

	3 months ended		9 months ended	
	30.9.2003	30.9.2002	**30.9.2003**	30.9.2002
Revenue				
Discontinuing operation	**10,086**	67,783	**255,837**	225,260
Continuing operations	**168,584**	140,246	**468,571**	401,164
	178,670	208,029	**724,408**	626,424
Profit from operations				
Discontinuing operation	**(2,400)**	5,481	**2,929**	43,703
Continuing operations	**10,905**	16,885	**35,240**	34,824
	8,505	22,366	**38,169**	78,527

Discontinuing Operation
During the transitional period, wholesale margins were derived from clearance of Mercedes-Benz stocks carried forward. The clearance exercise is continuing at a reducing scale as time progresses. Included in the results are certain rationalisation costs which are required to bring the operation to a close.

Continuing Operations
The Mercedes-Benz retail business sold more passenger cars but fewer commercial vehicles compared to the nine-month period of the previous year. The business saw increasing pressure on margins as competition intensified.

The performance of the Mazda operations improved due to the increase in the number of models offered.

The Peugeot operations continued to improve. With strong support from the Principal and intensive efforts in brand building, the marque is expected to have better penetration of the market.

The assembly operation which undertakes the assembly of certain models of Mercedes-Benz passenger cars and commercial vehicles also recorded improvement compared to the previous period due to the new fee arrangements with DaimlerChrysler Malaysia Sdn Bhd which came into effect in January 2003.

- more -

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 30 September 2003 that have not been reflected in the financial statements for the period ended 30 September 2003 up to the date of issue of this quarterly report.

- end -

For further information, please contact: Mr. Joshua Chetwode, Director of Finance at Tel: 03-79678777

Full text of the Quarterly Announcement for the third quarter ended 30 September 2003 can be accessed through the internet at www.klse.com.my.

C C - Fin
21/10/2003 12:37 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Notice Of Director's Interests in Related Corporation - Jardine Matheson Holdings Limited

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 11 OF 21.10.2003
Announcement No. 12

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Notice Of Director's Interests in Related Corporation - Jardine Matheson Holdings Limited

Name of director of Cycle & Carriage Limited:	James Arthur Watkins
Date of notice to company:	20/10/2003
Date of change of interest:	-
Name of registered holder:	Clare Investment and Trustee Company Limited
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Initial disclosure upon appointment as director

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	200,000

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	35,915,991	200,000
No. of shares held after the transaction: **% of issued share capital:**	35,915,991	200,000
Total shares:	35,915,991	200,000

[Note]: James Arthur Watkins has a deemed interest in the 35,915,991 ordinary shares as one of the discretionary objects under the 1947 Trust.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/10/2003 to the SGX

No. 169

C C - Fin
21/10/2003 12:36 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Announcement Of Appointment Of Director

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Announcement Of Appointment Of Director

Date of appointment:	20/10/2003
Name:	James Arthur Watkins
Age:	58
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	**1997-2003:** Director and Group General Counsel, Jardine Matheson Group **1996-1997:** Group Legal Director, Schroders plc **1994-1996:** Legal Director, Trafalgar House plc **pre-1994:** Partner, Linklaters & Paines, Solicitors

Other directorships

Past (for the last five years)

Bankers Trustee Company Limited
Conil France S.A.
Jardine Fleming Group Limited
Jardine Internet Retail Limited
Jardine Matheson South East Asia Pte Ltd
Jardine OneSolution Holdings (Mauritius) Limited
JSH Singapore Investments Limited
Matheson Financial Holdings (Bermuda) Limited
Matheson Financial Holdings Limited
Matheson Trust Company (Nederland) B.V.

Present

AB DirectorCo (No 1) Limited
AB DirectorCo (No 2) LImited
CIL (Mauritius) Ltd
Clare Investment and Trustee Company Limited
Dairy Farm International Holdings Limited
Dairy Farm Management Services Limited
Hongkong Land China Holdings Limited
Hongkong Land Limited
J I Motor Holdings BV
Jardine Motors Group Limited
Jardine International Motors (Mauritius) Limited
Jardine Matheson Europe BV
Jardine Matheson (Finance) Limited
Jardine Matheson Holdings Limited
Jardine Matheson Limited

Jardine Pacific Group Limited
Jardine Pacific Limited
Jardine Strategic Finance Limited
JMIB Holdings BV
JMH Finance Limited
JMH Treasury Limited
JSH (Mauritius) Ltd
JSH Treasury Limited
Mandarin Oriental Hotel Group International Limited
Mandarin Oriental Hotel Group Limited
Mandarin Oriental International Limited
Mandarin Oriental Trustees Limited
Tedwhitten JV Co., Ltd
The Verandah Trust Company Limited
The Shek O Development Co Ltd
Whetstone Company Limited

Interest in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	Nil
Conflict of interest:	Director of the companies listed above

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
○ Yes ● No

Submitted by Ho Yeng Tat, Group Company Secretary on 21/10/2003 to the SGX

No. 163.

C C - Fin
02/10/2003 12:47 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 10 OF 02.10.2003
Announcement No. 10

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 1 October 2003 purchased from the market 500,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR2.25 billion (approximately S$472,000).

The Additional Shares increased CCL's shareholding in Astra from 36.23% to 36.25%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/10/2003 to the SGX

NO. 162.

C C - Fin
30/09/2003 06:54 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 82 OF 30.09.2003
Announcement No. 82

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market 1,716,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR7.7 billion (approximately S$1.6 million).

The Additional Shares increased CCL's shareholding in Astra from 36.19% to 36.23%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 30/09/2003 to the SGX

1\/0. /61.

C C - Fin
30/09/2003 12:39 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 8 OF 30.09.2003
Announcement No. 8

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 29 September 2003 purchased from the market 1,950,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,500 per share for a total consideration of about IDR8.8 billion (approximately S$1.8 million).

The Additional Shares increased CCL's shareholding in Astra from 36.14% to 36.19%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 30/09/2003 to the SGX

No. 160.

C C - Fin
26/09/2003 07:24 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 69 OF 26.09.2003
Announcement No. 71

CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market 17,498,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR4,492 per share for a total consideration of about IDR78.6 billion (approximately S$16.2 million).

The Additional Shares increased CCL's shareholding in Astra from 35.7% to 36.1%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 26/09/2003 to the SGX